FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report of Foreign Issuer
for the period of October 1, 2003 to November 30, 2003

Vernalis plc

Oakdene Court
613 Reading Road
Winnersh
Wokingham
Berkshire RG41 5UA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F	Form 40 F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b) : 82 – ____

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Table of Contents

1. Press Releases

Press Release dated October 1, 2003
Press Release dated October 1, 2003
Press Release dated October 3, 2003
Press Release dated November 26, 2003
Press Release dated November 26, 2003

2. Notifications of Major Interest in Shares

Notification of Major Interest in Shares dated March 26, 2003
Notification of Major Interest in Shares dated July 8, 2003
Notification of Major Interest in Shares dated July 10, 2003
Notification of Major Interest in Shares dated July 14, 2003
Notification of Major Interest in Shares dated July 16, 2003
Notification of Major Interest in Shares dated July 29, 2003
Notification of Major Interest in Shares dated September 3, 2003
Notification of Major Interest in Shares dated September 5, 2003
Notification of Major Interest in Shares dated September 5, 2003
Notification of Major Interest in Shares dated September 18, 2003
Notification of Major Interest in Shares dated September 22, 2003
Notification of Major Interest in Shares dated October 3, 2003
Notification of Major Interest in Shares dated October 7, 2003
Notification of Major Interest in Shares dated October 29, 2003
Notification of Major Interest in Shares dated October 31, 2003
Notification of Major Interest in Shares dated November 3, 2003
Notification of Major Interest in Shares dated November 11, 2003

3. Offer Documentation

Listing Particulars dated July 25, 2003
Circular dated July 25, 2003
Press Release dated July 25, 2003
Press Release dated August 13, 2003
Press Release dated August 18, 2003
Press Release dated August 28, 2003
Press Release dated September 9, 2003
Press Release dated September 24, 2003

4. British Biotech Annual Report and Accounts for the financial year May 1, 2002 to April 30, 2003

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EXPLANATORY NOTE

On July 3, 2003, the Boards of British Biotech plc and Vernalis Group plc announced that they had unanimously agreed the terms of a recommended merger of the two companies by way of an offer by J P Morgan plc on behalf of British Biotech plc to Vernalis Group plc to acquire the whole of the issued and to be issued share capital of Vernalis Group plc in exchange for shares in British Biotech plc. The offer was not made in the United States. The offer was approved by British Biotech plc’s shareholders at an extraordinary general meeting held on August 13, 2003. The offer was declared unconditional on August 29, 2003 and closed on September 23, 2003 by which date acceptances of the offer in respect of 80,178,155 Vernalis Group plc shares, representing approximately 91.58% of Vernalis Group plc’s share capital had been received. A compulsory acquisition procedure pursuant to the Companies Act 1985 for the remaining shares of Vernalis Group plc was subsequently commenced and was concluded on November 4, 2003.

On October 1, 2003 British Biotech plc shareholders approved the renaming of the company to Vernalis plc.

Certain of the documents filed herewith have not been previously filed with, or furnished to, the U.S. Securities and Exchange Commission as the offer for the shares of Vernalis Group plc was not made in the United States.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC
(Registrant)

By:	/s/Tony Weir	Date:

Name:	Tony Weir
Title:	Chief Financial Officer

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1. Press Releases

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1 October 2003

British Biotech plc AGM Update

British Biotech plc (today to be renamed Vernalis plc, subject to shareholder approval) has been transformed during 2003 through two substantial mergers, and the Company is continuing to achieve further advances through important pipeline progress and extensive post-merger restructuring.

The first merger with the privately-held company RiboTargets Holdings plc was completed in April 2003 and brought a high quality, structure-based drug discovery capability focused on novel cancer targets. The second merger with Vernalis Group plc was completed in September 2003 and brought a marketed product, frovatriptan, a clinical portfolio and innovative discovery programmes focused on central nervous system disorders. The integration of British Biotech and RiboTargets has been fully completed, and the integration of Vernalis is progressing ahead of schedule.

The Company’s sustained progress will be presented to shareholders at today’s AGM.

Presentation highlights will include:

o	Continued growth of frovatriptan sales in North America and Europe, with total prescriptions in North America up 23% in the latest quarter;

o	A stringent review of the Company’s combined post-merger R&D portfolio in order to focus future investment on the most competitive opportunities, encompassing four products in full development and five late research programmes, two of which are funded by partners;

o	Continuing advances with priority pipeline products
o	Initiation of a second Phase IIIb study with frovatriptan to support the successful menstrually-associated migraine trial completed in April 2003
o	Start of Phase I studies with R140, a new treatment for cancer pain
o	Entry into Phase I expected this year for VR2006, a novel treatment for Parkinson’s disease

o	Substantial progress in the integration of the three merged companies. Significant cost synergies have been identified, and are expected to amount in total to £13m p.a., when implemented by Q1 2004, fully achieving initial estimates.

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Simon Sturge, Chief Executive Officer, said:

“Following the transforming mergers of 2003, the Company is continuing to increase shareholder value by focusing on its most competitive R&D pipeline products and substantially reducing its cost base.”

Further details:

I – Frovatriptan sales

Frovatriptan is approved and marketed in the US and Europe for the acute treatment of migraine. Just over one year after launch in the US, sales of frovatriptan had reached 3.2% of the oral triptan migraine market, and are continuing to grow with total prescriptions in North America of frovatriptan up by 23% in the latest quarter. Prescriptions are being driven by hospital specialists where the product now has a 7% market share. Repeat prescriptions have risen to 46% which is a good indicator of patient satisfaction. Ten months after launch in Germany, the first European territory, ex-pharmacy sales of frovatriptan had amounted to 6.4% of the oral triptan market. The Company is receiving a growing royalty income derived from the US and European sales.

II – Portfolio review and R&D pipeline

R&D investment will be primarily focused in the fields of central nervous system disorders (including obesity-related targets) and in cancer. In addition a novel product for the treatment of thrombotic disorders will continue in development.

The key priority programmes are as follows:

(i)      Development pipeline

•	Frovatriptan for prophylaxis of menstrually-associated migraine

In April 2003 an initial clinical study demonstrated the efficacy of frovatriptan as a preventive treatment for menstrually-associated migraine, which affects around 50% of all women who suffer migraine. The improvement in headache-free rates was highly statistically significant for both the studied dose regimens of frovatriptan compared to placebo (p< 0.0001).

Following discussion with regulatory authorities a long-term safety study and a further Phase IIIb efficacy study are being undertaken to support the extension of the existing frovatriptan label to this indication. If the positive initial results are confirmed, these studies will lead to regulatory submissions in the US and Europe in H1 2005.

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•	BB-10153

This novel recombinant thrombolytic protein, which is being developed to treat thrombotic disorders, is expected to be targeted at peripheral arterial occlusion and stroke. It is currently being evaluated in a Phase IIa ascending dose study in patients who have suffered acute myocardial infarction, in order to establish proof-of-concept, i.e. that it can dissolve clots and restore coronary blood flow. It is expected that interim data from this study will be reviewed at the end of the year. If these data are positive, a partner will be sought for further development.

•	R140

R140 is a GABAA agonist targeting the treatment of pain in cancer patients. It entered a Phase I clinical programme in September 2003 to evaluate its safety and pharmacokinetic properties in single and multiple dose studies. These studies are expected to be completed in late 2004.

•	VR2006

This adenosine A2A receptor antagonist is being developed as a potential novel treatment for Parkinson’s disease. It is expected to possess advantages over current dopaminergic treatments. Preclinical studies with this product candidate are largely completed, and Phase I clinical studies will be started by December 2003.

(ii)       Research programmes

•	5HT2c agonists

Highly selective 5HT2c receptor agonists are being evaluated as novel treatments for obesity, in a research collaboration with Roche under an agreement that concludes in February 2004. The collaboration aims to identify a development candidate to progress to clinical studies, which would be undertaken by Roche.

•	A2A antagonists

A programme is under way to identify and evaluate potent selective A2A receptor antagonists for the treatment of depression. It is expected that a development candidate will be selected during 2004. Discussions are currently being held with a number of companies interested in collaborating in this programme. Such collaborations would also be likely to encompass the development of VR2006 in both Parkinson’s disease and depression.

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•	Hsp90 inhibitors

This novel drug target is a molecular chaperone, inhibition of which is believed to have significant potential in the treatment of a broad range of cancers. This programme is utilising state-of-the-art structure-based design technology to identify highly potent and specific inhibitors, with the aim of selecting a preclinical development candidate during 2004. Discussions are ongoing with several major pharmaceutical companies with the aim of establishing an R&D collaboration for this programme.

•	Metalloenzyme inhibitors

This collaboration with Serono is a research programme focused upon identifying selective inhibitors of certain metalloenzymes for the treatment of inflammatory/immune disorders, including multiple sclerosis. Serono has informed the Company that it is in the process of selecting a number of candidates for further development. In this event, Serono will undertake the further development of these compounds, with the Company receiving milestone and royalty payments.

•	CB1 antagonists

Selective cannabinoid CB1 receptor antagonists are being evaluated as novel treatments for obesity. They also have potential in other clinical indications including smoking cessation. The programme aims to identify a development candidate during 2004.

(iii)       Other programmes

•	An initial Phase IIa study with the product VML670 in treatment-emergent sexual dysfunction met some secondary end-points but failed to meet its primary end-point. These data have been provided for review to Eli Lilly & Company which has the option to further develop this product. The Company will not undertake any additional development.

•	Following completion of our portfolio review, it is our intention to discuss with ImmunoGen and MethylGene our collaborations on BB-10901 and MG98 respectively.

•	The Company’s peptide deformylase inhibitor programme in the antibiotic field has been out-licensed in its entirety to GeneSoft. GeneSoft will conduct all further research and development with the Company receiving milestone and royalty payments.

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III – Integration and restructuring of the merged companies

The integration of British Biotech and RiboTargets was completed on schedule and the cost synergies predicted at the time of the merger have been achieved. Detailed plans for the integration of Vernalis are currently being implemented.

The combined headcount of the three companies which amounted to 271, will be reduced to approximately 135 when the restructuring is completed. An initial reduction of 67 was implemented, linked to the integration of British Biotech and RiboTargets, and headcount will be reduced by a further 70 positions, approximately, during the integration of British Biotech and Vernalis. Most of the reductions will take place in late 2003 and the integration is expected to be completed during Q1 2004.

As previously announced, the Company also plans to close its Oxford facility in early Q4 2003, and then divest it.

Total cost savings identified from the two mergers will amount to approximately £13m p.a., following their implementation, and it is anticipated that these will be fully achieved.

As a result of the change of control of Vernalis Group plc, Roche became entitled to repayment of a £7m convertible loan made to Vernalis Group plc in May 2002. The Company expects to repay this in the near future. Roche remains an important partner of the Company in relation to the 5HT2c agonist programme summarised above.

Conclusion

During this year the Company has achieved a major transformation of its structure and business. It now has a highly focused development pipeline, which it aims to strengthen through further M&A activity. It also has a promising and innovative portfolio of research programmes. Importantly, it has acquired a growing revenue stream through sales of its marketed product, frovatriptan.

The Company has been very aggressive in the restructuring of its cost base, and expects to achieve the targeted cost reductions somewhat ahead of schedule. In order to manage further its cash position, the Company will generally seek collaborative partnerships for its products in development, and for some of its later stage research programmes.

Enquiries:

British Biotech plc +44 (0) 20 7404 5959 (on 1/10/03) / +44 (0) 1865 781166 (thereafter)
Dr Peter Fellner, Chairman
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer

Brunswick Group +44 (0) 20 7404 5959
Jon Coles

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This announcement contains certain statements that are or may be forward-looking with respect to the financial condition, results of operations and business achievements/performance of British Biotech. In particular certain statements with regard to the conduct of clinical trials and other development products and the integration of Vernalis’ operations into British Biotech including the ability to generate cost synergies and the timing of integration benefits, are all forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. The following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company’s expectations and the failure of the Company’s development, manufacturing and marketing partners to perform their contractual obligations.

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1 October 2003

BRITISH BIOTECH PLC (THE “COMPANY”)

RESULTS OF ANNUAL GENERAL MEETING AND CHANGE OF NAME

British Biotech plc announces that all the resolutions tabled at the Annual General Meeting held today, 1 October 2003, including the resolution to change the name of the Company to Vernalis plc, were passed [on a show of hands and by proxy]. The resolutions relating to special business have been sent to the UK Listing Authority and are available to the public for inspection at the Document Viewing Facility in accordance with the Listing Rules. From today, the Company will be called Vernalis plc.

Vernalis plc ordinary shares will, until on or about 22 October 2003, trade on the London Stock Exchange under the ticker “BBG” and its American Depository Shares will trade on the NASDAQ National Market under the ticker “BBIOY”.

Vernalis Group plc will continue to trade under the ticker “VER” until the cancellation of its listing on the London Stock Exchange becomes effective on or about 22 October 2003. At this date, Vernalis plc, the post merger company, will adopt the “VER” ticker on the London Stock Exchange. The Company will adopt the ticker “VNLS” in respect of its American Depository Shares in due course.

Enquiries:
British Biotech plc +44 (0) 1865 781166
Dr Peter Fellner, Chairman
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer

Brunswick Group +44 (0) 20 7404 5959
Jon Coles

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News Release

Friday, 3rd October 2003

Directors’ Interests

Vernalis plc announces that, as part of a Company-wide grant of options, the grants of options over ordinary shares of 5p each in the Company described in the Listing Particulars issued by the Company on 25th July 2003 to Mr P B Worrall and Dr J B Hutchison were made by the Company on Friday, 3rd October 2003. The numbers of shares under option granted to Mr Worrall and Dr Hutchison are 550,898 and 431,137 respectively, and the exercise price of these options is 83.5p

–ends–

Enquiries:

Vernalis plc
Tony Weir, Chief Financial Officer	Tel: 01865 781166

Brunswick Group
Jon Coles	Tel: 020 7404 5959

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

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News Release

26th November, 2003

Vernalis plc: Integration Update

Vernalis plc (LSE: VER, NASDAQ: VNLS) is today providing an update on the integration of British Biotech plc and Vernalis Group plc following the completion of the merger of the two companies in September 2003 and change of name of the enlarged group to Vernalis plc.

Facilities and headcount rationalisation

The integration of the merged company is progressing well. Closure of the Oxford site will be completed this week and discussions are under way about the potential divestment of this facility. The planned reduction in headcount to 135 employees is expected to be largely completed by the end of 2003.

Accounting period harmonisation

Vernalis has decided to adopt a financial year end of 31st December; consequently, its next audited results will be for the eight month period from 1st May to 31st December 2003 and will be published in February 2004. Interim accounts for the merged company for the six months ended 31st October 2003 will also be prepared and will be published in January 2004.

Repayment of Roche convertible loan

As a result of the change of control of Vernalis Group plc, Roche became entitled to repayment of a £7 million convertible loan made to Vernalis Group plc in May 2002. Vernalis has now repaid this loan in full. Roche remains an important partner of the Company in relation to the 5HT2C receptor agonist programme (see accompanying R&D update release).

–ends–

Enquiries:

Vernalis plc
Simon Sturge, Chief Executive Officer
+44 (0)1223 895555
Tony Weir, Chief Financial Officer
+44 (0)118 936 7808

Brunswick Group
Jon Coles; Wendel Carson
+44 (0)20 7404 5959

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Vernalis plc
Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA United Kingdom
t: + 44 (0)118 977 3133  f: + 44 (0)118 989 9300  www.vernalis.com

Registered in England and Wales No. 2304992; Registered office as above

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About Vernalis
Vernalis plc was established in September 2003 following the merger of British Biotech plc and Vernalis Group plc. Operating from state-of-the-art R&D facilities at its headquarters in Reading (UK) and in Cambridge (UK), the company is equipped to undertake the full development of compounds from discovery through to product registration. It has a product – frovatriptan – that is approved and marketed in the US and Europe, and an innovative research and development portfolio. Its current market capitalisation is approximately £110 million, and it is pursuing a growth strategy based upon successful pipeline development and further consolidation within the biotechnology sector.

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News Release

26th November, 2003

Vernalis plc: Research and Development Update

Vernalis plc (LSE: VER, NASDAQ: VNLS) is today providing to sector analysts a comprehensive update on in its R&D pipeline. Highlights include:

•	Frovatriptan
A Phase III long-term safety study has been initiated to support the extension of frovatriptan’s approved use to the prevention of menstrually-associated migraine. A confirmatory Phase III efficacy study will also begin in Q1 2004, with US and EU regulatory submissions planned in 2005.

•	BB-10153
This novel recombinant thrombolytic protein, targeted at stroke, has been assessed in an initial Phase II proof-of-concept ascending dose study in acute myocardial infarction (AMI), in 28 patients. The product met its initial efficacy end point, with full coronary blood flow restored in three out of seven patients at the 5mg/kg dose. Its safety profile was encouraging, with no bleeding observed. It is now being assessed in up to 35 further patients, with FDA approval to evaluate it up to a 10mg/kg dose.

•	5HT2C receptor agonists
Roche has now selected a development candidate from this collaborative research programme for obesity, to progress into pre-clinical studies. Upon successful completion of pre-clinical testing, clinical studies will also be undertaken by Roche.

•	R140
This GABAA agonist for the treatment of pain in cancer patients is being assessed in a Phase I clinical programme. Multiple doses were well tolerated, with no obvious signs of sedation. Phase IIa studies are planned to begin during 2004.

•	VR-2006
This adenosine A2A receptor antagonist, a potential new treatment for Parkinson’s disease, has begun Phase I clinical studies.

Vernalis’ Chief Executive Officer, Simon Sturge, said: “At the beginning of October we announced that Vernalis would focus on its most competitive R&D pipeline products. Today’s announcement shows advances in all these key areas.”

Enquiries:

Vernalis plc
Simon Sturge, Chief Executive Officer
+44 (0)1223 895555
Tony Weir, Chief Financial Officer
+44 (0)118 936 7808

Brunswick Group
Jon Coles; Wendel Carson
+44 (0)20 7404 5959

Vernalis plc
Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA United Kingdom
t: + 44 (0)118 977 3133  f: + 44 (0)118 989 9300  www.vernalis.com

Registered in England and Wales No. 2304992; Registered office as above

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Vernalis plc: R&D pipeline progress

Frovatriptan

•     Sales and prescription data
Frovatriptan was launched in the US in the second quarter of 2002, where it is marketed as a treatment for migraine by Elan Corporation and UCB. Frova™ generated sales of $9.1 million in Q3 2003 compared to $5.9 million in Q2 2003.

Prescription growth for Frova remained strong in Q3 2003, its share of the oral triptan migraine market reaching 3.2 per cent. In Germany, where frovatriptan is marketed as Allegro® by Menarini, the drug’s share of the overall triptan market now stands at 7.25 per cent.

•     Development for prophylaxis of menstrually-associated migraine
In April 2003 data were presented from an initial clinical study into the efficacy of frovatriptan as a preventive treatment for menstrually-associated migraine, which affects around 50 per cent of all women who suffer migraine. These demonstrated a statistically highly significant improvement in the numbers of patients who were headache-free during the peri-menstrual period for both the studied dose regimens of frovatriptan compared to placebo (p< 0.0001).

A long-term safety study is under way and a confirmatory efficacy trial will commence in the Q1 2004 to support extension of the existing frovatriptan label to include this novel indication. If the positive initial results are confirmed, these studies will lead to regulatory submissions in the US and Europe during 2005.

BB-10153

BB-10153 is a novel recombinant thrombolytic protein targeted at thrombotic disorders, in particular, stroke and peripheral artery occlusion. It is currently being evaluated by the TIMI Study Group in a Phase IIa ascending dose study to establish proof-of-concept (i.e. that it can dissolve clots and restore coronary bloodflow) in patients who have suffered acute myocardial infarction (AMI).

A total of 28 AMI patients have now been treated, in cohorts of seven per dose, with 1, 2, 3 and 5mg/kg doses of BB-10153. At the 5mg/kg dose level, the benchmark TIMI-3 bloodflow (i.e. full bloodflow restored within one hour of drug administration) was observed in three patients out of seven. To date, there have been no significant bleeding events in the trial and the drug appears to be well tolerated.

Having met the safety and efficacy criteria defined in the study protocol, treatment of a second cohort of seven patients at the 5mg/kg dose level is now under way. In addition, as a result of the encouraging safety data, an amendment to the study protocol has been approved by the FDA to allow evaluation of BB-10153 at doses up to 10mg/kg. Approximately 35 further patients will be evaluated, with results expected in Q2 2004.

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5HT2C receptor agonists

Vernalis’ 5HT2C receptor agonist research programme for obesity is being undertaken in collaboration with Roche. Vernalis announces today that Roche has now selected a development candidate which Roche will progress into pre-clinical studies. Upon successful completion of pre-clinical testing, clinical studies will also be undertaken by Roche.

R140

R140 is a GABAA agonist targeting the treatment of pain in cancer patients. It entered a Phase I clinical programme in September 2003 to evaluate its safety and pharmacokinetic properties in single and multiple dose studies.

The first elements of the Phase I programme, in which R140 has been administered to healthy volunteers both as a single dose and four times daily for five days, are now nearing completion. To date the drug has been well tolerated and there have been no obvious signs of sedation. Further safety and pharmacokinetic data are being evaluated.

The next stage in development will include a Phase Ic (proof of principle) study to investigate the analgesic properties of the compound in healthy volunteers and a Phase IIa (proof of concept) study in patients. The Phase I programme is expected to be completed in H1 2004.

VR-2006

VR-2006 is an adenosine A2A receptor antagonist in development as a potential novel treatment for Parkinson's disease that is expected to possess advantages over current dopaminergic treatments. Recruitment of healthy volunteers has now started in the first Phase I study of VR-2006, designed to investigate the drug’s safety and pharmacokinetics. The Phase I clinical programme is expected to be completed by the end of 2004.

–ends–

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

About Vernalis

Vernalis plc was established in September 2003 following the merger of British Biotech plc and Vernalis Group plc. Operating from state-of-the-art R&D facilities at its headquarters in Reading (UK) and in Cambridge (UK), the company is equipped to undertake the full development of compounds from discovery through to product registration. It has a product – frovatriptan – that is approved and marketed in the US and Europe, and an innovative research and development portfolio. Its current market capitalisation is approximately £110 million, and it is pursuing a growth strategy based upon successful pipeline development and further consolidation within the biotechnology sector.

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2. Notifications of Major Interest in Shares

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Biotech plc

2. Name of shareholder having a major interest

Amvescap plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of a non-beneficial interest on behalf of discretionary managed clients of Amvescap plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd	130,847,847
HSBC Nominees Ltd	24,520,000
Chase Nominees Ltd	7,447,787
Bank of New York Nominees Ltd	7,287,200
Northern Trust Nominees Ltd	3,577,414
Mellon Bank Pittsburgh Nominees	1,859,090
CM Investment Nominees Ltd A/C PEP	33,513
CM Investment Nominees Ltd A/C 54275	2,000
CM Investment Nominees Ltd A/C 52505	650
CM Investment Nominees Ltd A/C 48444	225

5. Number of shares / amount of stock acquired

3,300,000

6. Percentage of issued class

0.49 per cent

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary 5p shares

10. Date of transaction

25 March 2003

11. Date company informed

26 March 2003

12. Total holding following this notification

175,575,726 shares

13. Total percentage holding of issued class following this notification

26.30 per cent

14. Any additional information

15. Name of contact and telephone number for queries

Stephen Powers 01865 781147

16. Name and signature of authorised company official responsible for making this notification

Jonathan Bond, Company Secretary

Date of notification

26 March 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Biotech plc

2. Name of shareholder having a major interest

Amvescap plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of an interest on behalf of discretionary managed clients of Amvescap plc. By virtue of the Companies Act Section 203 Amvescap is deemed to have the same interest in the shares

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd	9,774,386
HSBC Nominees Ltd	2,517,726
Chase Nominees Ltd	372,389
Bank of New York Nominees Ltd	887,343
Northern Trust Nominees Ltd	178,870
CM Investment Nominees Ltd	1,718

5. Number of shares / amount of stock acquired

3,405,000

6. Percentage of issued class

5.1 per cent

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

4 July, 2003

11. Date company informed

7 July, 2003

12. Total holding following this notification

13,732,432

13. Total percentage holding of issued class following this notification

20.57 per cent

14. Any additional information

Amvescap advises that its shareholding includes the following notifiable holdings, both of which are registered in the name of Vidacos Nominees Ltd:

       INVESCO Perpetual High Income Fund, which holds 3,000,403 shares (4.49 per cent), and;
       INVESCO Perpetual UK Growth Fund, which holds 2,090,709 shares (3.13 per cent)

15. Name of contact and telephone number for queries

Tony Weir, Finance Director, + 44 1 865 781166

16. Name and signature of authorised company official responsible for making this notification

Stephen Powers

Date of notification

8 July, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Biotech plc

2. Name of shareholder having a major interest

Amvescap plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of an interest on behalf of discretionary managed clients of Amvescap plc. By virtue of the Companies Act Section 203 Amvescap is deemed to have the same interest in the shares

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd	10,153,379
HSBC Nominees Ltd	2,646,363
Chase Nominees Ltd	372,389
Bank of New York Nominees Ltd	941,766
Northern Trust Nominees Ltd	178,870
CM Investment Nominees Ltd	1,718

5. Number of shares / amount of stock acquired

562,053

6. Percentage of issued class

0.84 per cent

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

9 July, 2003

11. Date company informed

10 July, 2003

12. Total holding following this notification

14,294,485

13. Total percentage holding of issued class following this notification

21.41 per cent

14. Any additional information

Amvescap advises that this shareholding includes the following notifiable holdings:
INVESCO Perpetual High Income Fund, which holds 3,147,565 shares (4.71 per cent) and INVESCO Perpetual UK Growth Fund, which holds 2,181,250 shares (3.26 per cent), both of which are registered in the name of Vidacos Nominees Ltd; and
St James’ Place Net Income Distribution Fund, which holds 2,039,777 shares (3.05 per cent) registered in the name of HSBC Nominees Ltd.

15. Name of contact and telephone number for queries

Tony Weir, Finance Director, + 44 1 865 781166

16. Name and signature of authorised company official responsible for making this notification

Stephen Powers

Date of notification

10 July, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Biotech plc

2. Name of shareholder having a major interest

HBOS plc and subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominees (UK) Ltd a/c 823496	1,665,105
HSBC Global Custody Nominees (UK) Ltd a/c 823575	279,500
HSBC Global Custody Nominees (UK) Ltd a/c 823721	42,000
HSBC Global Custody Nominees (UK) Ltd a/c 823587	195,000
HSBC Global Custody Nominees (UK) Ltd a/c 823733	34,500

5. Number of shares / amount of stock acquired

926,001

6. Percentage of issued class

1.39 per cent

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

3 July, 2003

11. Date company informed

Notification received on 14 July, 2003

12. Total holding following this notification

2,216,105

13. Total percentage holding of issued class following this notification

3.32 per cent

14. Any additional information

15. Name of contact and telephone number for queries

Tony Weir, Finance Director, + 44 1 865 781166

16. Name and signature of authorised company official responsible for making this notification

Stephen Powers

Date of notification

14 July, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Biotech plc

2. Name of shareholder having a major interest

HBOS plc and subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominees (UK) Ltd a/c 823496	2,123,314
HSBC Global Custody Nominees (UK) Ltd a/c 823575	279,500
HSBC Global Custody Nominees (UK) Ltd a/c 823721	42,000
HSBC Global Custody Nominees (UK) Ltd a/c 823587	195,000
HSBC Global Custody Nominees (UK) Ltd a/c 823733	34,500

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not disclosed

11. Date company informed

Notification received 16 July, 2003

12. Total holding following this notification

2,674,314 shares

13. Total percentage holding of issued class following this notification

4.01 per cent

14. Any additional information

15. Name of contact and telephone number for queries

Stephen Powers, 01865 781147

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Finance Director, 01865 781166

Date of notification

16 July, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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29 July 2003

To: RNS

SECTIONS 198 and 199 COMPANIES’ ACT 1985 – DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies’ Act 1985 of the following disclosable interests in the Company’s shares. The overall interest is an increase of 100,000 shares, as follows:

Name:	Amvescap plc and subsidiary companies

No. of shares:	14,759,485 (representing 22.11%)

Date of transaction:	28th July 2003

I would further advise that the above holding includes the following notifiable holdings:

(a)  Invesco Perpetual High Income Fund holds 3,269,315 shares which represents a 4.89% shareholding; and

(b)  Invesco Perpetual UK Growth Fund holds 2,256,157 shares which represents a 3.37% shareholding;

both of which are registered in the name of Vidacos Nominees Limited; and

(c)  St. James’ Place Net Income Distribution Fund holds 2,146,201 shares which represents a 3.21% shareholding and this is registered in the name of HSBC Nominees Limited;

From:

Jonathan Bond
Head of Legal Services & Company Secretary
British Biotech

To: British Biotech PLC

SECTION 198 COMPANIES ACT 1985 (“THE ACT”)

We write to give you notice that, following the purchase of 100,000 shares on 28th July 2003, AMVESCAP PLC (AMVESCAP) and subsidiary companies on behalf of discretionary clients have an interest within the meaning of Part VI of the Act in 14,759,485 Ordinary 5p Shares of your Company (representing 22.11%*); details of that interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are set out below:-

Vidacos Nominees Limited	10,466,929
HSBC Nominees Limited	2,752,787
Chase Nominees Limited	372,389
Bank of New York Nominees Limited	986,792
Northern Trust Nominees Limited	178,870
CM Investment Nominees Limited	1,718

We wish to advise you that none of these shares are beneficially owned by AMVESCAP Subsidiary companies of AMVESCAP have a large number of portfolio management clients for whom they act as investment manager and investment advisor and by virtue of Section 203 of the Companies Act 1985 AMVESCAP is deemed to have the same interest in the shares.

We would further advise that the above holding includes the following notifiable holdings:- INVESCO Perpetual High Income Fund holds 3,269,315 shares (4.89%*) and INVESCO Perpetual UK Growth Fund holds 2,256,157 shares (3.37%*), both registered in the name of Vidacos Nominees Limited. St. James’ Place Net Income Distribution Fund holds 2,146,201 shares (3.21%*) registered in the name of HSBC Nominees Limited.

* Based on an issued share capital of 66,751,780

From: AMVESCAP PLC

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3 September, 2003

BRITISH BIOTECH PLC (“BRITISH BIOTECH”)

HOLDING IN COMPANY

British Biotech has been notified under Section 198 of the Companies Act that, following the recent increase in the issued share capital of the Company, HBOS plc and its subsidiaries no longer has a disclosable interest in the Company’s shares.

Enquiries:

British Biotech plc	+44 (0)1865 781166
Tony Weir, Finance Director

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Biotech plc

2. Name of shareholder having a major interest

J P Morgan (BHCA) L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

n/a

10. Date of transaction

n/a

11. Date company informed

5 September, 2003

12. Total holding following this notification

4,919,674

13. Total percentage holding of issued class following this notification

3.70%

14. Any additional information

Change in notifiable holding is due to increase in issued share capital.

15. Name of contact and telephone number for queries

Tony Weir, 01865 781166

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Finance Director

Date of notification

5 September, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Back to Contents

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Biotech plc

2. Name of shareholder having a major interest

Amvescap plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification indicates that it is in respect of a non-beneficial interest and is made on behalf of subsidiary companies of Amvescap plc. By virtue of the Companies Act Section 203 Amvescap is deemed to have the same interest in the shares

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd	24,875,049
HSBC Nominees Ltd	6,812,003
Chase Nominees Ltd	1,539,099
Bank of New York Nominees Ltd	1,535,021
Northern Trust Nominees Ltd	1,084,823
CM Investment Nominees Ltd	1,718

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

n/a

11. Date company informed

5 September, 2003

12. Total holding following this notification

35,847,713

13. Total percentage holding of issued class following this notification

26.98 per cent

14. Any additional information

Change in notifiable holding is due to increase in issued share capital

Amvescap advises that this shareholding includes the following notifiable holdings:
INVESCO Perpetual International Equity Fund, which holds 6,186,693 shares (4.65 per cent) and INVESCO Perpetual UK Growth Fund, which holds 7,592,071 shares (5.64 per cent), both of which are registered in the name of Vidacos Nominees Ltd.

15. Name of contact and telephone number for queries

Tony Weir + 44 1 865 781166

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Finance Director

Date of notification

5 September, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Back to Contents

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Biotech plc

2. Name of shareholder having a major interest

Jupiter Asset Management Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification indicates that it is in respect of a non-beneficial interest; shares are held on behalf of discrectionary clients of Jupiter Asset Management Ltd.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

n/a

11. Date company informed

17 September, 2003

12. Total holding following this notification

8,531,682

13. Total percentage holding of issued class following this notification

6.34 per cent (based on issued shared capital of 134,621,537 at 15 September 2003)

14. Any additional information

Change in notifiable holding is due to increase in issued share capital following merger of British Biotech pc and Vernalis Group plc.

15. Name of contact and telephone number for queries

Tony Weir + 44 1 865 781166

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Finance Director

Date of notification

18 September, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Biotech plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries; and Fidelity Investment Ltd and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification indicates that it is in respect of a non-beneficial interest.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Mellon Bank	185,647
Chase Manhatten Bank London	6,249,853
HSBC	267,072
Chase Manhatten Bank London	609,276
State Street Bank & Trust	53,382

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

n/a

11. Date company informed

22 September, 2003

12. Total holding following this notification

7,365,230

13. Total percentage holding of issued class following this notification

5.47 per cent (based on issued shared capital of 134,694,961 shares at 22 September 2003)

14. Any additional information

Notification is in respect of acquisition of British Biotech shares following the merger of British Biotech pc and Vernalis Group plc.

15. Name of contact and telephone number for queries

Tony Weir + 44 1 865 781166

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Finance Director

Date of notification

22 September, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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3 October 2003

VERNALIS PLC ("VERNALIS")

HOLDING IN COMPANY

On 2 October 2003, pursuant to the rules governing substantial acquisitions of shares, AMVESCAP PLC ("AMVESCAP") disclosed that it held a total of 38,097,713 Vernalis shares, representing approximately 28.06 per cent. of the issued share capital of Vernalis plc (formerly British Biotech plc).

Vernalis was also notified on 30 September 2003, under Section 198 of the Companies Act, that following the conversion of unit trusts into investment companies with variable capital (ICVCs), AMVESCAP had the following notifiable interests in the Company’s shares:

1. AMVESCAP – 15,502,590 Vernalis shares representing 11.42 per cent. of the issued share capital of Vernalis, broken down as follows:

Name of the registered holder(s) and the number of shares held by each of them:

Vidacos Nominees Ltd	4,209,192
HSBC Nominees Ltd	7,052,317
Chase Nominees Ltd	1,517,849
Bank of New York Nominees Ltd	1,636,691
Northern Trust Nominees Ltd	1,084,823
CM Investment Nominees Ltd	1,718

2. INVESCO UK Investment Series (an ICVC) – 15,208,430 Vernalis shares representing 11.20 per cent. of the issued share capital of Vernalis.

Name of the registered holder and the number of shares held:

Vidacos Nominees Ltd	15,208,430

–ends–

Enquiries
Vernalis plc	+44 (0)1865 781166
Tony Weir, Chief Financial Officer

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

HBOS plc and subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominees (UK) Ltd a/c 823496	3,532,271
HSBC Global Custody Nominees (UK) Ltd a/c 823575	1,825,038
HSBC Global Custody Nominees (UK) Ltd a/c 823721	148,547
HSBC Global Custody Nominees (UK) Ltd a/c 823587	1,178,523
HSBC Global Custody Nominees (UK) Ltd a/c 823733	115,873
HSDL Nominees Ltd	22

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not disclosed

11. Date company informed

Notification received 7 October, 2003

12. Total holding following this notification

6,800,274 shares

13. Total percentage holding of issued class following this notification

5.008 per cent (based on current issued share capital of 135,784,793 shares)

14. Any additional information

15. Name of contact and telephone number for queries

Tony Weir, 01865 781166

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Fiancial Officer, 01865 781166

Date of notification

7 October, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

INVESCO UK ICVC Series (notification given by Amvescap plc as ICVC’s agent)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd

5. Number of shares / amount of stock acquired

126,057 shares (acquired on October 20, 2003)

6. Percentage of issued class

0.01 per cent

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

October 20, 2003

11. Date company informed

October 21, 2003 (receipt delayed due to company relocation and clarification of correct contact details)

12. Total holding following this notification

16,380,764 shares

13. Total percentage holding of issued class following this notification

12.06 per cent (based on issued share capital of 135,784,793 Ordinary 5p shares)

14. Any additional information

15. Name of contact and telephone number for queries

Tony Weir, 01865 781166

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

October 29, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Back to Contents

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder/s having a major interest

Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification indicates that it is in respect of non-beneficial interests.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Manhattan Bank London	6,106,425
Chase Manhattan Bank London	609,276
State Street Bank & Trust	53,382

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not disclosed

11. Date company informed

Notification received October 31, 2003

12. Total holding following this notification

6,769,083

13. Total percentage holding of issued class following this notification

4.99 per cent (based on current issued shared capital of 135,784,793 shares)

14. Any additional information

15. Name of contact and telephone number for queries

Stphen Powers + 44 (0)118 989 9336

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Finance Director

Date of notification

October 31, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

1

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

AMVESCAP PLC and subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd	4,304,922
HSBC Nominees Ltd	7,550,108
Chase Nominees Ltd	1,517,849
Bank of New York	1,847,295
Northern Trust Nominees Ltd	1,084,823
CM Investment Nominees Ltd	1,718

5. Number of shares / amount of stock acquired

55,456 shares

6. Percentage of issued class

0.04 per cent

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

October 30, 2003

11. Date company informed

Notification received November 3, 2003

12. Total holding following this notification

16,306,715 shares

13. Total percentage holding of issued class following this notification

12.01 per cent (based on issued share capital of 135,784,793 Ordinary 5p shares)

14. Any additional information

15. Name of contact and telephone number for queries

Stephen Powers, 0118 989 9336

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

November 3, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

AMVESCAP PLC and subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd	3,811,508
HSBC Nominees Ltd	7,550,108
Chase Nominees Ltd	1,517,849
Bank of New York	1,847,295
Northern Trust Nominees Ltd	1,084,823
CM Investment Nominees Ltd	1,718

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

493,414 shares

8. Percentage of issued class

0.36 per cent

9. Class of security

Ordinary 5p shares

10. Date of transaction

November 3, 2003

11. Date company informed

November 11, 2003

12. Total holding following this notification

15,813,301 shares

13. Total percentage holding of issued class following this notification

11.65 per cent (based on issued share capital of 135,784,793 Ordinary 5p shares)

14. Any additional information

15. Name of contact and telephone number for queries

Stephen Powers, 0118 989 9336

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

November 11, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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3. Offer Documentation

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, and if you are in the UK, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000. If you are outside the UK, you should immediately consult another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all of your Vernalis Shares, please send (except as noted below) this document and the accompanying documentation, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. Notwithstanding the foregoing, the distribution of this document and the accompanying documentation in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document or any accompanying documentation comes should inform themselves about and observe any of those restrictions (in particular, the restrictions set forth below with respect to the distribution of this document and the accompanying documentation in or into the United States). Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Offer is not being made, directly or indirectly, in or into and will not be capable of acceptance in or from the United States, Belgium, Australia, Canada, South Africa or Japan. Doing so will render invalid any purported acceptance of the Offer. Accordingly, neither this document nor any other document connected with the Offer is being, and must not be, issued, mailed or otherwise distributed or sent in, into or from the United States, Belgium, Australia, Canada, South Africa or Japan. All persons, including custodians, nominees and trustees must observe these restrictions and may not send or distribute this document nor any other document connected with the Offer in or into the United States, Belgium, Australia, Canada, South Africa or Japan. Any persons (including nominees, trustees and custodians) who may have a legal or contractual obligation to forward this document or any document connected with the Offer to any jurisdiction outside the United Kingdom should seek appropriate advice before doing so.

A copy of this document, which comprises listing particulars dated 25 July 2003 relating to the New British Biotech Shares and which has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. Copies of this document may be inspected at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted).

British Biotech plc
(Incorporated in England and Wales under the Companies Act 1985 with Registered No. 2304992)

Listing Particulars relating to the proposed issue of up to 80,614,673 New British Biotech Shares in connection with the proposed merger with

Vernalis Group plc

Application has been made to the UK Listing Authority for the New British Biotech Shares to be admitted to the Official List and to the London Stock Exchange for admission of such New British Biotech Shares to trading on its market for listed securities. These applications are expected to become effective and dealings in the New British Biotech Shares on the London Stock Exchange’s market for listed securities are expected to commence at 8.00 a.m. London time on the first Business Day following the day on which the Offer becomes or is declared unconditional in all respects (save for any condition relating to Admission).

The Offer (as defined in these Listing Particulars) is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this document and any related offering or solicitation documents are not being, and must not be, mailed or otherwise transmitted, distributed or forwarded in or into the United States. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New British Biotech Shares to be issued pursuant to the Offer have not been, and will not be, registered under the Securities Act, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States.

J.P. Morgan plc is acting exclusively as financial adviser to British Biotech in relation to the proposed Merger and as sponsor to British Biotech and for no one else in connection with the proposed Merger and listing of the New British Biotech Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing the protections afforded to customers of J.P. Morgan plc or for providing advice in relation to the proposed Merger, listing or Admission or any transaction or arrangement referred to in this document.

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British Biotech Directors and Proposed Directors

British Biotech Directors		Proposed Directors
Peter Fellner	Executive Chairman	Peter Worrall	Corporate Development Director
Simon Sturge	Chief Executive	Dr John Hutchison	Development Director
Anthony Weir	Finance Director	George Kennedy	Deputy Chairman
Tim Edwards	Corporate Development Director		Senior Independent Director
Keith Merrifield	Non-executive Director	Carol Ferguson	Non-executive Director
Eugene Williams	Non-executive Director	Dr Peter Read	Non-executive Director
Ian Kent	Non-executive Director

Registered Office of and Principal Advisers to British Biotech

Registered Office	Sponsor and Financial Adviser
Thames Court	J.P. Morgan plc
Watlington Road	125 London Wall
Oxford	London
Oxfordshire	EC2Y 5AJ
OX4 6LY

Legal Advisers
Allen & Overy	Lovells
One New Change	Atlantic House
London	Holborn Viaduct
EC4M 9QQ	London
EC1A 2FG

Registrars
Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Auditors and Reporting Accountants
PricewaterhouseCoopers LLP
1 Embankment Place
London
WC2N 6RH

Principal Advisers to Vernalis

Financial Adviser	Legal Advisers
UBS Investment Bank	Allen & Overy
1/2 Finsbury Avenue	One New Change
London	London
EC2M 2PP	EC4M 9QQ

Auditors	Broker to the Merger
PricewaterhouseCoopers LLP	Cazenove & Co. Ltd
1 Embankment Place	20 Moorgate
London	London
WC2N 6RH	EC2R 6DA

Forward-Looking Statements

This document contains certain statements that are or may be forward-looking with respect to the financial conditions, results of operations and business achievements/performance of British Biotech, Vernalis and/or the Merged Group. In particular, among other statements, certain statements in Part I are, or may be, forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Currently foreseen factors that could cause British Biotech’s, Vernalis’ and/or the Merged Group’s financial condition, results of operations and business achievements/performance to differ materially from those expressed or implied by such forward-looking statements are described in the ‘‘Risk Factors’’ set out in Part V of this document.

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Expected Timetable of Principal Events

Offer announcement made	3 July 2003
Offer Document, Circular and Listing Particulars posted	25 July 2003
Latest time and date for receipt of forms of
proxy for the British Biotech Extraordinary
General Meeting	11 a.m. on 11 August 2003
British Biotech Extraordinary General Meeting	11 a.m. on 13 August 2003
First closing date of the Offer	3 p.m. on 18 August 2003

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PART I

Information on the Merger

1. Introduction

On 3 July 2003 the boards of British Biotech and Vernalis announced that they had unanimously agreed the terms of a recommended merger of the two companies.

The Merged Group will have a marketed product (frovatriptan), a broad product pipeline, established discovery and development expertise, and a therapeutic focus on high-growth markets, in particular central nervous system disorders and oncology. It will have an experienced management team and the financial resources to pursue its strategy of creating a self-sustaining, R&D-driven biotechnology company. As at 31 May 2003 British Biotech had Net Cash of £37.6 million and Vernalis had Net Cash of £10.8 million, after deducting the Roche Convertible Loan of £7 million. It is intended that the Merged Group will be called Vernalis plc and it will be headquartered in Winnersh near Reading with research and development facilities in both Winnersh and Cambridge.

2. Summary of the terms of the Merger

The Merger is being implemented by way of an offer by JPMorgan on behalf of British Biotech to acquire the whole of the issued and to be issued share capital of Vernalis, in exchange for New British Biotech Shares.

Under the terms of the Offer, British Biotech Shareholders will retain their existing British Biotech Shares and Vernalis Shareholders will receive:

for each Vernalis Share	0.861 of a New British Biotech Share

and so in proportion for any other number of Vernalis Shares held.

Fractions of New British Biotech Shares will not be allotted to Vernalis Shareholders, but the New British Biotech Shares representing the aggregate of these fractional entitlements will be sold in the market and the net proceeds will be retained by British Biotech for the benefit of the Merged Group.

Based upon British Biotech’s share price of 64.5 pence, being the Closing Price of a British Biotech Share on 24 July 2003, the last practicable Business Day prior to the date of this document, the Merger values each Vernalis Share at approximately 55.5 pence, and the entire issued share capital of Vernalis at approximately £48.6 million. Upon completion of the Merger, assuming full acceptance of the Offer and that no options or conversion rights over Vernalis Shares or British Biotech Shares are exercised, existing British Biotech Shareholders will hold approximately 47 per cent. and Vernalis Shareholders will hold approximately 53 per cent. of the ordinary share capital of the Merged Group.

British Biotech has received irrevocable undertakings from all the Vernalis Directors to accept the Offer in respect of a total of 359,977 Vernalis Shares, representing approximately 0.4 per cent., in aggregate, of the issued share capital of Vernalis (including 16,137 Vernalis Shares which will be transferred to Peter Worrall under the Vernalis Restricted Share Scheme which vest when the Offer becomes or is declared unconditional, as described in paragraph 10 of this Part I). In addition, British Biotech has received irrevocable undertakings from Invesco, Gartmore and Jupiter to accept the Offer in respect of, in aggregate, 38,528,070 Vernalis Shares representing approximately 44.1 per cent. of the issued share capital of Vernalis. Accordingly, British Biotech has in total received irrevocable undertakings to accept the Offer in respect of, in aggregate, 38,888,047 Vernalis Shares, representing approximately 44.5 per cent. of the issued share capital of Vernalis. The undertakings given by Invesco, Gartmore and Jupiter will cease to be binding in the event of a competing offer from a third party being announced before 3 p.m. on 18 August 2003 (being the first closing date of the Offer) which, in the reasonable opinion of the person giving the relevant undertaking, represents a material improvement to the terms of the Offer. Each person giving the undertaking would regard an offer of 60.61 pence, or above, per Vernalis Share (or the equivalent at the time of the announcement of that offer) as a material improvement to the Offer.

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Due to the size of Vernalis relative to that of British Biotech, the Offer will require approval by an ordinary resolution of British Biotech Shareholders, to be proposed at an Extraordinary General Meeting of British Biotech. British Biotech has received irrevocable undertakings from all the British Biotech Directors who hold British Biotech Shares to vote in favour of the resolutions to implement the Merger at the EGM in respect of a total of 217,095 British Biotech Shares, representing approximately 0.3 per cent., in aggregate, of the existing issued share capital of British Biotech. In addition, British Biotech has received an irrevocable undertaking from Invesco to vote in favour of such resolutions in respect of its holding of British Biotech Shares, representing approximately 22.0 per cent., in aggregate, of the existing issued share capital of British Biotech as at 22 July 2003 (the latest practicable date prior to the publication of this document). Accordingly, subject to what follows, British Biotech has in total received irrevocable undertakings to vote in favour of such resolutions in respect of British Biotech Shares, representing in aggregate, approximately 22.3 per cent. of the existing issued share capital of British Biotech as at 22 July 2003 (the latest practicable date prior to the publication of this document). The undertaking given by Invesco will cease to be binding in the event of a competing offer from a third party being announced before 3 p.m. on 18 August 2003 (being the first closing date of the Offer) which, in the reasonable opinion of Invesco, represents a material improvement to the terms of the Offer (as above). The acceptance of the Offer by Invesco constitutes a related party transaction under the Listing Rules and therefore Invesco is not entitled to vote on the resolution to be proposed at the EGM in connection with the approval of the related party transaction.

3. Background to the Merger

The Merged Group is committed to creating shareholder value by building on its established research and development expertise and its broad product pipeline as well as through further enhancing the potential of frovatriptan, the Merged Group’s marketed product.

•	The Merged Group has the clinical development expertise and financial resources to further enhance the potential of frovatriptan. This includes the ability to expand into further indications including its use in the prophylaxis (prevention) of menstrually associated migraine, as well as supporting current licensees in promoting existing indications.

•	The Merged Group will have a broad product pipeline, with product candidates in clinical and pre-clinical development and late stage research. Its main discovery focus will be in the fields of central nervous system disorders and oncology. A key strategic objective will be the further partnering of its research and development programmes.

•	The Merged Group intends to capitalise on its research and development expertise, which has been validated by collaborations with Roche, Lilly and Serono.

•	As at 31 May 2003 British Biotech had Net Cash of £37.6 million and Vernalis had Net Cash of £10.8 million, after deducting the Roche Convertible Loan of £7.0 million (as described in paragraph 10 of this Part I) which may become repayable at the option of Roche as a result of the Merger. The cash position of the Merged Group will be enhanced by frovatriptan royalties and potential future milestone payments and out-licensing fees.

•	The Merger will create significant cash savings through focussing on the most commercially attractive research programmes and the removal of duplicate corporate overhead costs. These savings are expected to be approximately £6.5 million in the first full financial year (to 30 April 2005) following completion, with a net cash cost of £0.4 million (after recognising savings of £1.8 million) in the financial year to 30 April 2004. The Merged Group aims to reduce combined headcount from 204 (after previously announced reductions within British Biotech) to approximately 130.

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•	The Merged Group will be led by Peter Fellner as Executive Chairman and Simon Sturge as Chief Executive Officer along with an experienced and highly capable management team of existing Vernalis and British Biotech personnel. The combined team has established strengths in research and development, business development and finance.

•	The Merged Group will be better positioned to participate in the further consolidation of the biotechnology sector.

4. Information on British Biotech

British Biotech is an R&D-based biotechnology company, with structure-based drug design technology and a broad development pipeline. Its strategy is to build a profitable company through organic growth and by pursuing consolidation opportunities. The acquisition of RiboTargets in April 2003 gave British Biotech a discovery base and innovative programmes which are intended to provide one development candidate each year. At the time of that acquisition British Biotech stated that further acquisitions or mergers would be necessary in order to build a more extensive and mature pipeline. This strategy seeks to optimise the balance of risk, reward and timing for the sustained delivery of therapeutic drugs to key markets.

British Biotech currently has four product candidates in clinical development and one in preclinical development. Three of these product candidates are in the field of cancer treatment, one is for acute thrombotic disorders and one for community-acquired pneumonia.

Pipeline product candidates include:

•	BB-10153, a novel recombinant human plasminogen, for the treatment of acute thrombotic disorders. This is currently in a Phase II study in approximately 70 patients with acute myocardial infarction. If this study is successful, it is intended to seek a pharma partner to support the full development of this compound.

•	BB-10901, a tumour-activated prodrug designed to treat small cell lung cancer (SCLC) and other cancers that are CD56-positive. BB-10901, with once weekly dosing, is in a Phase II clinical study and, with more frequent dosing, is in a Phase I clinical study.

•	MG98, a second generation antisense compound targeted at cancer. This is currently in Phase I trials being conducted by British Biotech’s partner, MethylGene and its co-partner, MGI Pharma, in patients with liquid and solid tumours.

•	BB-83698, British Biotech’s lead peptide deformylase (PDF) inhibitor, targeted at patients hospitalised with community-acquired pneumonia. A Phase I study of an intravenous formulation of BB-83698 in healthy volunteers is under way.

•	R140, an oral GABAA agonist for treating cancer pain. This is in the final stages of pre-clinical safety testing and is scheduled to enter clinical development by the end of 2003.

British Biotech also has a number of late-stage discovery programmes. These include a collaboration with Serono evaluating metalloenzyme inhibitors as new treatments for serious inflammatory disease and a programme to develop a synthetic, small molecule inhibitor of Hsp90, a drug target predicted to have relevance to a broad range of cancer types. The Hsp90 inhibitor programme is scheduled to produce a candidate for pre-clinical development by the end of 2003.

British Biotech’s recent acquisition of RiboTargets brought additional discovery capabilities to the British Biotech Group. British Biotech uses structure-based drug design technologies to identify and progress rapidly lead compounds into pre-clinical development. These capabilities, combined with a detailed understanding of the interactions between selected drug targets and small molecules at the atomic level and of the potential drug-like properties of compounds early in the process, are designed to accelerate the complex process of drug discovery.

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British Biotech’s continuing revenues have been derived primarily from licensing and collaborative research and development agreements. To the extent that research and development is not covered by these agreements, it is funded from British Biotech’s own resources. In addition, British Biotech receives interest income on its cash balances.

5. Information on Vernalis

Vernalis’ strategy is to build an integrated biotechnology company that discovers, develops and commercialises drugs for the treatment of diseases related to the central nervous system. Vernalis is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in a large number of common neurological and psychiatric disorders. Vernalis has an experienced internal discovery team and a development group that has undertaken international drug development successfully and achieved regulatory approvals in the United States and Europe.

Vernalis’ marketed product, frovatriptan, has received regulatory approvals in the United States and Europe for the acute treatment of migraine. Frovatriptan was launched in the US market during June 2002 and, as of May 2003, had achieved a market share in the US of approximately 2.4 per cent. of the triptan class of drugs. Frovatriptan was launched in the German market during November 2002 and, as of May 2003, had achieved a market share in Germany of approximately 5.3 per cent. of the triptan class of drugs. In addition, frovatriptan has recently been launched in the UK and Irish markets with further European launches expected to follow during 2003. Frovatriptan is marketed in the US by Elan and UCB and in Europe by Menarini. A significant sales-related milestone may become due from Elan, subject to the level of frovatriptan sales in the US. In particular, this one-off payment will become due if net sales of frovatriptan in the North American market exceed $100 million in a twelve-month period.

In the third quarter of 2002, Vernalis announced positive headline results from a multi-centre US clinical trial exploring frovatriptan’s potential use in the prophylaxis (prevention) of menstrually associated migraine. The full results of this Phase IIIb study were presented at the annual meeting of the American Academy of Neurology in April 2003 and will subsequently be published in key scientific and clinical journals. Vernalis intends to carry out additional studies required to enable its partners to apply for US and European regulatory approvals for the use of frovatriptan in this new indication. No other drugs in the triptan class are currently approved for prophylactic use in menstrually associated migraine. The Vernalis Directors believe that if the positive outcome of the initial study can be reproduced in further studies and a label extension successfully obtained, it would give frovatriptan a competitive advantage that could enable Vernalis’ partners to increase significantly frovatriptan’s market share and, potentially, to expand the overall size of the market for migraine therapies.

In addition to frovatriptan, Vernalis currently has one product candidate in clinical development and one in pre-clinical development. VML 670, a potential new treatment for sexual dysfunction in patients taking medication for depression, is currently in Phase II clinical studies. The compound is partnered with Lilly. VR 2006, a potential treatment for Parkinson’s disease, is currently in pre-clinical development and is un-partnered.

Vernalis also has a number of research programmes. The most advanced include a programme targeting the 5HT2C receptor for the treatment of obesity in collaboration with Roche and another programme targeting the A2A receptor for the treatment of depression which is currently un-partnered.

For the year ended 31 December 2002, Vernalis reported a loss before taxation of £18.1 million on turnover of £5.9 million. Vernalis had net liabilities as at that date of £0.3 million, with Net Cash of £1.7 million.

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6. Current trading and prospects for the Merged Group

British Biotech’s current trading

Since 30 April 2003 progress has been in accordance with British Biotech management’s expectations. The clinical development projects: BB-10153, BB-10901, MG98 and BB-83698 are ongoing. R140 continues in preclinical development and remains on track to start a Phase I study by the end of 2003. The research programmes targeted at Hsp90 and inflammation (with Serono) continue to progress in line with the plans for these projects.

The merger of British Biotech and RiboTargets was completed in April 2003 and the resultant integration has been largely completed. Combined headcount is being reduced from 177 to approximately 110 employees by late 2003 and these measures are expected to achieve the cash outflow reductions predicted at the time of the merger of £3.1 million in the 12 months to 30 April 2004 and £6.4 million per annum thereafter.

For the year ended 30 April 2003, British Biotech reported a loss before taxation of £17.5 million on turnover of £1.1 million. British Biotech had net assets as at that date of £58.1 million, with Net Cash of £41.0 million. On the basis of the Closing Price of a British Biotech Share on 24 July 2003 (the latest practicable date prior to the date of this document), British Biotech’s market capitalisation was approximately £43.1 million.

Vernalis’ current trading

Following the US and German launches of frovatriptan in 2002, Vernalis has now started to receive regular quarterly income from royalties on US and European sales, and, in the case of Europe, sales revenues from the supply of finished frovatriptan product to Menarini.

During 2003, expected increased revenues from frovatriptan, together with the benefit to operating expenses from the £3 million of annualised cost savings implemented in 2002, should result in a progressive reduction in Vernalis’ net cash outflows.

Vernalis’ annual report dated 9 May 2003 raised a matter of uncertainty with respect to the successful completion of the placing and open offer announced on 1 May 2003. On 30 May 2003 Vernalis successfully completed the placing and open offer of 44,444,445 new shares in Vernalis at 36 pence per share which raised £14.1 million net of expenses.

On 5 June 2003, Vernalis announced that Roche’s option over Vernalis’ adenosine AA2 antagonist research programme in depression had been terminated. As a result, Vernalis has complete control over its A2A antagonist programmes, which are targeting a range of indications including Parkinson’s disease and depression.

Prospects for the Merged Group

The Merged Group will have one marketed product (frovatriptan) and a broad product pipeline. It will have the cash resources available to further enhance the potential of frovatriptan. This includes the ability to expand into further indications including its use in the prophylaxis (prevention) of menstrually associated migraine, as well as supporting current licensees in promoting existing indications. The Merged Group expects frovatriptan revenues and royalties to continue to increase over the course of the current financial year.

Following a review of its product portfolio, the Merged Group will focus resources on the most commercially attractive programmes, focussing on central nervous system disorders and oncology.

The Merged Group will build on its established drug discovery platform. It will have the key objective of further partnering its research and development projects.

The Merger will create a business with a stronger financial position. As at 31 May 2003 British Biotech had Net Cash of £37.6 million and Vernalis had Net Cash of £10.8 million after deducting the Roche Convertible Loan of £7.0 million (as described in paragraph 10 of this Part I) which may become repayable at the option of Roche as a result of the Merger. The Merged Group’s cash position will be enhanced by frovatriptan royalties and potential future milestone payments and out-licensing fees.

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The Merger will generate significant cash savings through focussing on the most commercially attractive research programmes and the removal of duplicate corporate overhead costs. These savings are expected to be approximately £6.5 million in the first full financial year (to 30 April 2005) following completion, with a net cost of £0.4 million (after recognising savings of £1.8 million) in the financial year to 30 April 2004. The Merged Group aims to reduce combined headcount from 204 (after previously announced reductions within British Biotech) to approximately 130.

The Merged Group will be better positioned to participate in the further consolidation of the biotechnology sector.

7. The Merged Group’s products

The Merged Group will have one marketed product, Phase IIIb studies proceeding for an additional indication for that marketed product, three product candidates in Phase II, two in Phase I, two in pre-clinical development, and a broad range of discovery programmes in late research. The Merged Group will seek to involve major pharmaceutical partners for late-stage development and commercialisation of certain of its products.

The products in the Merged Group’s pipeline, before the portfolio review, are as follows:

Product	Description	Partner	Status	Indication

frovatriptan	5-HT1B/1D receptor	Elan/UCB* (US)	Marketed	Acute migraine
	agonist	Menarini
(Europe)

frovatriptan	5-HT1B/1D receptor	Elan/UCB* (US)	Ph IIIb	Prophylaxis for
	agonist	Menarini		menstrually associated
		(Europe)		migraine

BB-10153	Novel	—	Ph II	Acute thrombotic
	thrombolytic			diseases

VML 670	5-HT1A receptor	Lilly	Ph II	Sexual dysfunction in
	agonist			patients taking SSRI’s
for depression

BB-10901	Targeted	ImmunoGen	PhI/II	Small cell lung cancer
cytotoxic

BB-83698	Peptide	GeneSoft	Ph I	Community acquired
	deformylase			pneumonia
inhibitor

MG98	Anti-sense DNA	MethylGene	Ph I	Solid tumours/AML

VR 2006	A2A receptor	—	Pre-clinical	Parkinson’s disease
antagonist

R140	Non-sedative	—	Pre-clinical	Severe pain
analgesic

Research	5HT2C receptor	Roche	Late research	Obesity
agonist

Research	A2A receptor	—	Late research	Depression
antagonists

Research	Hsp90 inhibitors	—	Late research	Cancer

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Product	Description	Partner	Status	Indication

Research	Metalloenzyme	Serono	Late research	Inflammation
inhibitor

Research	PDF inhibitor	GeneSoft	Late research	Respiratory tract
infections

* UCB is appointed by Elan as its co-promotion partner.

On completion of the Merger, the Merged Group will undertake a portfolio review to focus resources on the most commercially attractive projects.

A description of the marketed product, product candidates and research programmes is set out below.

Marketed product

Frovatriptan

Frovatriptan is a selective 5-HT1B/1D receptor agonist that Vernalis has developed as an acute oral treatment for migraine and its associated symptoms. It is one of a class of drugs called triptans, a number of which are already approved for this indication. These drugs are currently available only by prescription.

Product candidates in clinical development

Frovatriptan

Vernalis is currently conducting further studies to develop the compound as a prophylactic oral treatment for menstrually associated migraine, a form of migraine that has been reported to occur in over 50 per cent. of female migraineurs. None of the triptan class of drugs is currently approved for prophylactic use in migraine.

In the third quarter of 2002 Vernalis announced positive results from a study exploring frova-triptan’s potential use in the prophylaxis (prevention) of menstrually associated migraine. The study, a double blind, placebo controlled cross-over design, was conducted at 36 clinics in the United States and involved more than 500 menstrual migraine sufferers. Patients were evaluated over three menstrual cycles over the course of which each patient received all three dose regimens – placebo, 2.5mg frovatriptan once daily (qd) and 2.5mg frovatriptan twice daily (bd). During each cycle they took the treatment for a total of six days commencing two days before the expected onset of their migraine headache.

The headline results showed that both dose levels of frovatriptan were highly effective in reducing the incidence, severity and duration of menstrually-associated migraines compared to the placebo. Over 50 per cent. of patients were completely headache-free during the six-day period when they took 2.5mg frovatriptan twice daily (bd) and around 40 per cent. were headache-free at a daily dose of 2.5mg, compared to only 26 per cent. when they took the placebo. Both dose regimens were statistically highly significant compared to the placebo (p<0.0001). The full results of the study were presented to the American Academy of Neurology in the United States at the beginning of April 2003, and will subsequently be published in key scientific and clinical journals.

Vernalis now intends to carry out additional studies which, if successful, will allow its partners to apply for US and European regulatory approval for the use of frovatriptan in the prophylaxis of menstrually associated migraine. Vernalis believes that the requirements to submit applications to extend European licenses will be broadly similar to those in the United States.

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BB-10153

BB-10153 is a recombinant protein designed to prevent and dissolve blood clots, with potential to improve the treatment of Acute Myocardial Infarction (AMI). Its safety profile to date also indicates that it has potential in other major thrombotic diseases, including stroke, peripheral arterial occlusion, pulmonary embolism and deep vein thrombosis. Each of these is under-treated because of the risk of bleeding, particularly intracranial haemorrhage, associated with current thrombolytic agents.

In 1999, British Biotech completed a Phase I study of BB-10153, showing it to be well tolerated in healthy volunteers. In 2001 DSM Biologics Company Inc. produced sufficient compound so as to allow initiation of a Phase II proof-of-concept study in 2002.

In March 2002, the FDA gave clearance for this study to proceed in AMI patients. The Thrombolysis In Myocardial Infarction (TIMI) Study Group in the United States is managing this study. The study is designed to test the ability of BB-10153, administered at doses up to 5mg/kg, to dissolve clots and restore blood flow in the coronary arteries of heart attack patients. The study will also evaluate the safety of treatment with BB-10153, especially with respect to bleeding. It is anticipated that the data from this study will be available in the second half of 2003.

VML 670

VML 670 is a potent and selective 5-HT1A receptor agonist that Vernalis licensed from Lilly in 1998. Vernalis is conducting clinical trials to assess its potential as a treatment for sexual dysfunction experienced by people taking medication to treat depression.

Studies have shown that selective serotonin reuptake inhibitors (SSRIs) reduce the activity of 5-HT1A receptors and research published by Lilly indicates that VML 670 enhances sexual behaviour in pre-clinical models. Accordingly, Vernalis believes that SSRIs induce sexual dysfunction by their effect on 5-HT1A receptors, and that this effect may be reversed by treatment with a selective 5-HT1A receptor agonist, such as VML 670. This hypothesis is further supported by published reports from clinical trials of Buspar® (buspirone) and gepirone, both of which are partial and non-selective 5-HT1A receptor agonists. Buspirone has also been used successfully off-label to treat sexual dysfunction in depressed patients taking SSRIs.

Vernalis licensed VML 670 from Lilly in October 1998, when Lilly had already completed an extensive preclinical programme and undertaken initial Phase I clinical trials. Vernalis has subsequently conducted further Phase I studies from which it has established the maximum tolerated single oral dose at which the compound can be given to humans. The findings were consistent with expectations for a 5-HT1A agonist in man. Vernalis has also conducted a Phase I clinical study that included single and multiple dose studies in healthy volunteers to establish that there are no adverse consequences of co-administration of VML 670 and a commonly prescribed SSRI anti-depressant. A Phase II double blind, placebo controlled clinical trial involving approximately 240 male and female patients taking either of the two most commonly prescribed SSRIs commenced in May 2002, preliminary results of which are expected during the second half of 2003. This study was conducted under a CTX, which was granted in March 2002, and under a US IND. Further information regarding VML 670 can be found at the end of this paragraph 7.

BB-10901

BB-10901 is a tumour-activated prodrug designed to treat small cell lung cancer (SCLC) and other cancers that are CD56-positive, such as rarer neuroendocrine tumours. BB-10901 consists of a highly potent cytotoxic agent (DM1) targeted directly at SCLC cells via a humanised monoclonal antibody carrier (huN901). When the monoclonal antibody reaches the tumour cell, the cytotoxic agent is released inside the cell causing it to die.

SCLC accounts for approximately 20 per cent. of lung cancers and has a highly aggressive clinical course: without treatment median survival is two to four months from diagnosis. Treatment with chemotherapy and radiation usually produces good initial response but most patients relapse and median survival after recurrence is two to three months based on data provided by the National Cancer Institute cancer database.

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In May 2001, following the grant of an IND from the FDA, British Biotech commenced a combined Phase I/II clinical study of BB-10901 in relapsed and refractory SCLC patients and other CD56-positive tumours to evaluate the drug’s safety, tolerability and biological activity when administered once a week for four weeks. This study has completed the Phase I element of the trial. A maximum tolerated dose has been identified and this dose is now being tested in the Phase II part of the study which will recruit relapsed SCLC patients only. In addition, British Biotech was granted a Clinical Trials Exemption (CTX) in the UK for a Phase I study of BB-10901 to investigate the drug’s safety when administered on a more frequent dosing regime. This study commenced in August 2002.

Under the terms of the Company’s collaboration with ImmunoGen Inc., British Biotech has commercialisation rights for BB-10901 in Europe and Japan.

BB-83698

BB-83698, the Company’s lead peptide deformylase (PDF) inhibitor, is targeted at patients hospitalised with community-acquired pneumonia. In completed pre-clinical studies, BB-83698 has shown potency against a range of gram-positive bacteria, including several drug resistant strains.

In August 2002, British Biotech entered into collaboration with GeneSoft Inc. to discover and develop novel anti-infectives based on British Biotech’s proprietary anti-bacterial metalloenzyme inhibitors. This collaboration has allowed increased resources and capabilities to be devoted to the PDF programme in support of BB-83698 and PDF inhibitors.

In October 2002, having completed the necessary pre-clinical studies to allow human dosing, British Biotech commenced the initial Phase I study of an intravenous formulation of BB-83698 in healthy volunteers. The complete Phase I programme is expected to last approximately one year.

MG98

In February 2002, British Biotech and MethylGene Inc. entered into a collaboration to develop and commercialise, in Europe, MethylGene’s second generation antisense compound targeted at cancer.

In Phase I trials of MG98 being conducted by MethylGene Inc. and its collaborative partner for North America and Canada, MGI Pharma, a twice weekly dosing regime was documented as well tolerated in the all-comer solid tumour population examined. MethylGene conducted a Phase II study of twice-weekly administration of MG98 monotherapy in patients with head and neck cancer and also sponsored a Phase II study in collaboration with the National Cancer Institute of Canada Clinical Trials Group in renal cell carcinoma. Both these studies have now closed recruitment and at the doses and twice-weekly schedule tested, MG98 did not demonstrate objective clinical responses as defined by the protocols.

A Phase I trial investigating multiple doses and schedules in patients with advanced myelodyspla-sia and acute myeloid leukaemia was initiated by MGI in two US sites in January 2002 and continues to recruit patients. British Biotech has recently initiated a Phase I study to investigate safety and tolerability of a continuous infusion regime in patients with solid tumours such as gastric adenocarcinoma. This trial is being conducted at two centres in the UK.

VR 2006

Vernalis began a research programme in 1998 to assess the potential of selective adenosine A2A receptor antagonists in the chronic treatment of Parkinson’s disease.

Parkinson’s disease is a debilitating and progressive movement disorder that affects approximately 1 per cent. of the population over the age of 65 years. Common symptoms include stiffening of the muscles and difficulty in initiating movement. Sufferers may develop a tremor or shaking. The primary cause of the problems of co-ordination and movement in Parkinsonian patients is nerve degeneration and cell death in the brain, leading to the loss of dopamine, a chemical produced in the brain that is involved in the control of voluntary movement.

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Most conventional therapies for Parkinson’s disease are based on dopamine replacement. Although generally effective in the short-term, these treatments can have severe, or even disabling, side effects and their effectiveness tends to decrease over time.

Another brain chemical called adenosine also plays an important role in motor co-ordination and movement control. Vernalis believes that by using selective adenosine A2A receptor antagonists to restore the imbalance of the other neurotransmitters caused by the loss of dopamine, Vernalis may be able to provide a novel approach to treat the symptoms of Parkinson’s disease and to slow or stop the progression of the disease. This hypothesis is supported by pre-clinical research that Vernalis and other companies have carried out with this type of compound, which has shown that motor function in models of Parkinson’s disease can be restored without inducing dopaminergic-like side effects. In particular it is hoped that A2A receptor antagonists can restore function in Parkinson’s disease without inducing unwanted side effects such as nausea and dyskinesia (uncontrolled movements).

Vernalis has already demonstrated a number of its compounds to be effective in pre-clinical models of Parkinson’s disease. VR 2006, was selected as a development candidate in April 2002 and is currently in pre-clinical development, which is required to establish the safety profile of the drug before the regulatory authorities will allow Vernalis to commence clinical trials. Further information regarding VR 2006 can be found at the end of this paragraph 7.

Drug candidate in pre-clinical development

R140

R140 (alphadolone acetate) is a GABAA agonist targeted at the treatment of pain in cancer patients, which was in-licensed from Monash University, Melbourne, Australia. Data in various animal models demonstrate that R140 is an analgesic at doses which do not cause sedation and can potentiate the analgesic efficacy of opiates. R140 has been administered to man in a pilot study conducted in Australia under the Clinical Trial Notification (CTN) Scheme. In this study, indications of analgesic efficacy were seen in nine patients who received a single dose of R140 after orthopaedic knee surgery. No sedative side effects were seen in this study.

British Biotech is progressing R140 as a pre-clinical opportunity due to the need to generate a complete package of pre-clinical safety data prior to the start of formal Phase I clinical development. Manufacture of R140 by a third party on behalf of British Biotech is under way and contract research organisations capable of conducting the necessary pre-clinical safety testing have been identified. The pre-clinical safety testing is scheduled for completion in time to permit a Phase I study in healthy volunteers to start in the second half of 2003.

Given the relatively early stage of development of R140, the Merged Group’s commercialisation strategy in relation to this product is yet to be determined. Once the pre-clinical testing has been completed the options for the product will be reviewed, taking into account the data generated. Discussions with future commercialisation partners have not yet commenced. Commercialisation rights in specific territories or regions will depend upon, among other factors, the identity of any such partners and patent coverage.

R140 presents an opportunity to be used concomitantly with current, opiate-based pain therapies in cancer to improve the overall management of pain in this condition. It is intended to compete with a number of opiate and non-opiate agents currently used. However, from preliminary pre-clinical data, there are indications that it is capable of providing an improved profile over current therapies since it is expected to produce non-sedating analgesia.

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Research programmes

5HT2c receptor

Vernalis is investigating the potential use of selective 5-HT2c receptor agonists to treat obesity and related disorders. In 1999 Vernalis partnered this programme with Roche, the world’s leading pharmaceutical company in sales of prescription treatments for obesity, and granted Roche exclusive worldwide rights to develop and commercialise compounds discovered in the programme.

In 1997, Vernalis’ scientists, working with the drug dexfenfluramine, a clinically effective appetite suppressant previously marketed by American Home Products that was withdrawn due to adverse cardiovascular side effects, were the first to discover that 5-HT2c receptor subtype is the key receptor for dexfenfluramines’s effects in controlling satiety. The evidence for this breakthrough came from the results of experiments Vernalis conducted in transgenic models and in pre-clinical models using selective 5-HT receptor antagonists. This was a significant finding since it is known that 5-HT2c receptors are present in high density in the brain (in particular in areas that control eating, such as the hypothalamus), but are not present in the cardiovascular system. Accordingly, Vernalis believes that the adverse effects seen with dexfenfluramine are due to its activity at another 5-HT receptor subtype and that a selective 5-HT2c receptor agonist will be an effective andsafe treatment for obesity.

Following this finding, Vernalis’ research programme has been focused on discovering selective 5-HT2c receptor agonists. Over the last four years Vernalis has designed, synthesised and patented a large number of compounds that it has shown to be highly selective for the 5-HT2c receptor. In June 2001, Vernalis and Roche jointly selected the first clinical candidate from this programme, VR 1065. In February 2002, Vernalis signed a new research and development collaboration with Roche on obesity, to support the objective of bringing several project candidates into Phase I clinical trials.

Roche commenced Phase I clinical trials with VR 1065 in May 2002. Vernalis and Roche subsequently took the decision in July 2002 to withdraw this compound from the Phase I trials when the early pharmacokinetic data revealed unexpectedly high levels of a metabolite of the drug in the bloodstream. Although there were no side effects, the early pharmacokinetic data on VR 1065 did not meet Roche’s and Vernalis’ stringent criteria for progression to Phase II. Roche and Vernalis are now focusing on follow-on compounds from different chemical series that have already been identified in the substantial 5-HT2c library generated by the collaboration so far. Vernalis anticipates that a new lead development candidate will be selected later in 2003.

A2A receptor

Recent pre-clinical research by Vernalis and a number of other companies suggests that adenosine, and specifically the adenosine A2A receptor subtype, may be a novel target for the discovery of a new class of antidepressant drugs. Transgenic animals with the A2A receptor gene deleted have shown a pattern of activity in pre-clinical models of depression that appears to be predictive of antidepressant activity in humans. Vernalis has also synthesised selective adenosine A2Areceptor antagonists that show activity in pre-clinical models of depression. It is currently working to optimise the selectivity and pharmacokinetic properties of the most promising compounds.

Hsp90 inhibitors

The scientific rationale for Hsp90 as a therapeutic cancer target is based on the hypothesis that many of the signalling proteins that behave aberrantly in cancer cells require Hsp90 as a chaperone molecule to ensure that they are maintained in an active form. Inhibition of Hsp90 results in interference in multiple signalling pathways that mediate cancer growth and cell survival.

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British Biotech has been optimising small molecule compounds which inhibit the ATPase function of Hsp90 and has filed patent applications in this area. The project is in the lead optimisation phase and is scheduled to identify a pre-clinical development candidate in the second half of 2003.

This programme is being conducted in collaboration with the Institute of Cancer Research, under an exclusive research and development agreement which provides access to relevant cancer models.

Metalloenzyme inhibition

British Biotech’s interest in metalloenzymes has developed from its experience with matrix metalloproteinases. This research has allowed British Biotech to build a large library of metalloenzyme inhibitors, a strong patent position relating to inhibitors of such metalloenzymes and considerable knowledge of the toxicological and pharmacokinetic profile of these drugs. British Biotech aims to create value from its proprietary metalloenzyme platform through collaboration with others.

Inflammation

In October 2000, British Biotech entered into a two year research collaboration with Serono, to identify new compounds for clinical development for the treatment of inflammatory diseases, particularly multiple sclerosis. In October 2002, the term of the research collaboration was extended for a further year to October 2003, with the aim of identifying candidates for development. British Biotech and Serono have made good progress screening British Biotech’s compound library against pathologically relevant metalloenzyme targets, and identified selective inhibitors active against enzyme targets involved in inflammatory processes.

Infection

In the field of anti-infectives, British Biotech has identified several metalloenzymes not present in mammalian cells that are essential for the survival of pathogenic bacteria. British Biotech has discovered, and has pending patent applications and granted patents, for a number of metalloenzyme inhibitors which have potential utility as a new class of antibiotic. These inhibitors could be developed as both hospital-based, injectable drugs and oral drugs for use in the community.

The most advanced programme is in relation to the peptide deformyIase inhibitor, BB-83698. British Biotech is conducting further research into the in vitro and in vivo characteristics of other PDF inhibitors as well as exploring inhibitors of other metalloenzymes, for example LpxC, as potential new classes of antibiotics which are effective against a variety of drug resistant pathogens.

In August 2002, British Biotech entered into a broad-based collaboration with GeneSoft Inc, a private US biopharmaceuticals company, to discover and develop novel antibiotics. The collaboration covers clinical development of BB-83698 and other PDF inhibitors, and research into other metalloenzyme targets.

Biodefence research

As part of the UK Government’s biodefence initiative, British Biotech has entered into an agreement with the Defence, Science and Technology Laboratory (DSTL) in Porton Down, UK, to investigate the efficacy of selected British Biotech metalloenzyme inhibitors against anthrax lethal toxin and botulin toxin.

Other cancer and infection targets

Five additional programmes have been initiated, encompassing both anti-cancer and anti-bacterial targets. Of these, three are kinases and ATPase inhibitors. All five are at the stage of hit identification/validation and it is expected that some lead optimisation programmes will be initiated towards the end of 2003.

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Additional information on VML 670 and VR 2006

In accordance with the requirements of the Listing Rules, further information regarding Vernalis’ products in development, VML 670 and VR 2006, is set out below.

Commercial background to VML 670

Depression is one of the most common mental illnesses. In 1996, the World Health Organisation estimated that 340 million people were suffering from mood-disorders worldwide. Sexual dysfunction is encountered as a background symptom of depression in approximately 10 per cent. of patients, but its incidence increases markedly when SSRIs are used. In published studies in patients taking one of the most commonly prescribed SSRIs, the reported incidence of sexual dysfunction is generally in the range of 30 to 40 per cent. with some reports even higher.

SSRIs dominate the antidepressant market. Based on the reported incidence of sexual dysfunction, a significant proportion of patients could potentially benefit from a drug that successfully reverses the sexual dysfunction caused by SSRIs.

Vernalis is funding and conducting all aspects of the development of VML 670 as a treatment for sexual dysfunction to the end of Phase II clinical trials. Lilly may then assume responsibility for completing and funding all further development work and for subsequent commercialisation of the compound. If Lilly exercises its option, Vernalis will receive a milestone payment and a royalty on Lilly’s future net sales of the compound, as well as reimbursement of Vernalis’ cumulative development expenditures on the compound to the date of exercise. If Lilly does not exercise its Phase II option, exclusive worldwide rights to the compound for this indication would pass to Vernalis in return for a royalty payable to Lilly on future licensing revenue or net sales, whichever is greater. Vernalis would then be free to complete the development of the compound itself and commercialise it or relicense it to a third party.

Competitors to VML 670

Vernalis is not aware of any drugs currently approved for the treatment of SSRI-induced sexual dysfunction. GlaxoSmithKline, which markets one of the leading SSRIs, is believed to be developing a dual action SSRI and 5-HT1A agonist, which is currently in Phase II clinical trials. In addition, Organon have recently published data on gepirone, demonstrating a positive effect on sexual function associated with depression.

Patent status of VML 670

Lilly owns eleven US patents, seven European patents, one US application and one European application relating to VML 670, to which Vernalis has in-licensed exclusive worldwide rights in sexual dysfunction and emesis. The composition of matter patents have expiry dates of 2011 for Europe and 2012 for the US.

Territory	Patent/Application No.	Priority Date	Status Expiry Date	Subject Matter

Europe	Patent No. 153083	06.02.1984	Granted, Feb 2005	Substituted tetrahydrobenz[c,d]indoles
US	Patent No. 4576959	06.02.1984	Granted, Feb 2004	Substituted tetrahydrobenz[c,d]indoles
US	Patent No. 4983622	06.02.1984	Granted, January 2008	Substituted tetrahydrobenz[c,d]indoles
US	Patent No. 5026869	06.02.1984	Granted, June 2008	Substituted tetrahydrobenz[c,d]indoles

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Territory	Patent/Application No.	Priority Date	Status Expiry Date	Subject Matter

Europe	Patent No. 285278	12.03.1987	Granted, March 2008	Substituted tetrahydrobenz[c,d]indoles: anti-anxiety method
US	Patent No. 4745126	12.03.1987	Granted, March 2007	Substituted tetrahydrobenz[c,d]indoles: anti-anxiety method
Europe	Patent No. 444853	26.02.1990	Granted, February 2011	4-Amino-6-iodo-hexahydrobenz[c,d]indoles
US	Patent No. 5039820	26.02.1990	Granted, February 2010	4-Amino-6-iodo-hexahydrobenz[c,d]indoles
Europe	Patent No. 444851	26.02.1990	Granted, February 2011	Intermediates and processes for 4-amino-hexahydrobenz[c,d]indoles
US	Patent No. 5212319	26.02.1990	Granted, May 2010	Intermediates and processes for 4-amino-hexahydrobenz[c,d]indoles
US	Patent No. 5559245	26.02.1990	Granted, February 2010	Intermediates and processes for 4-amino-hexahydrobenz[c,d]indoles
Europe	Patent No. 444852	26.02.1990	Granted, February 2011	Crystalline salt form of 4-(di-n-propyl)amino-6-aminocarbonyl-tetrahydrobenz[c,d]indole
US	Patent No. 5397799	26.02.1990	Granted, March 2012	Crystalline salt form of 4-(di-n-propyl) amino-6-aminocarbonyl-tetrahydrobenz[c,d]indole
Europe	Patent No. 444854	15.08.1990	Granted, February 2011	6-Ester and 6-amido-substituted-hexahydrobenz[c,d]indoles
US	Patent No. 5302612	15.08.1990	Granted, April 2011	6-Ester and 6-amido-substituted-hexahydrobenz[c,d]indoles
US	Patent No. 5470853	15.08.1990	Granted, April 2011	6-Ester and 6-amido-substituted-hexahydrobenz[c,d]indoles
Europe	Patent Application No. EP633023 withdrawn: divisional application EP1166783 remains pending and is directed to sexual dysfunction only	10.06.1993	Pending	Method of preventing emesis and sexual dysfunction
US	Patent No. 5703112	10.06.1993	Granted, June 2013	Method of preventing emesis and sexual dysfunction
Europe	Patent No. 771786	31.10.1995	Granted, October 2016	Preparation of aryl and vinyl nitriles
US	Not yet known	31.10.1995	Pending	Preparation of aryl and vinyl nitriles

Impact on VML 670 of prior applications by third parties

Lilly have secured composition-of-matter patents in an extensive list of territories for both LY228729 and LY228729 hippurate (VML 670) respectively. The VML 670 molecule has, therefore, already met the criteria for patentability in the major patenting authorities after rigorous examination. Vernalis believes the patent position with regard to LY228729 per se and the hippurate salt of LY228729 per se is strong, having been advised that, in particular, granted European and US patents carry a reasonable measure of presumption of validity.

Academic papers relating to VML 670

One material academic paper relating to VML 670 has been published entitled ‘‘Preclinical Studies on LY228729: A Potent and Selective Serotonin 5HT1A, Agonist’’ (M Foreman, R Fuller, J D Leander, M Benvenga, D Wong, D Nelson, D Calligaro, S Swanson, J Lucot and M Flaugh, The Journal of Pharmacology and Experimental Therapeutics, Vol 267: 58-71; 1993.

Commercial background to VR 2006

Parkinson’s disease affects approximately 1,500,000 individuals in the United States, with a further 50,000 new cases diagnosed annually. Although the disease has an incidence in the general population of about one in 1,000, the frequency of new cases is expected to rise as the population ages, because the disease affects one in 100 individuals over the age of 65. Annual worldwide sales of drugs to treat Parkinson’s disease were predicted to reach $1.5 billion in 2002.

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Since this project is at an early stage no data has yet been presented to any regulatory authority and no academic papers on VR 2006 have been published. In addition, given the early stage of development the commercialisation strategy has not been finally determined; however it is anticipated that this may involve one or more partners.

Competitors to VR 2006

In the Parkinson’s disease field, the majority of potential new therapies in research and development are based on modifications to existing approaches. These include reformulations of L-DOPA and decarboxylase inhibitors; dopamine agonists selective for specific dopamine receptor subtypes inhibitors of dopamine breakdown: dopamine uptake inhibitors; and modulators of nicotinic cholinergic functions.

Direct competition comes from other adenosine A2A antagonists being developed for Parkinson’s disease. These include Kyowa Pharmaceuticals Inc., Biogen, Fujisawa, Lilly, Roche and Schering Plough.

Patent status of VR 2006

The following is a summary of the patents and patent applications which relate to the use of an enantiomer of mefloquine and eight different series of novel adenosine A2A receptor antagonists:

Case	Territory	Patent/Application No.	Priority Date	Status	Subject Matter

Parkinson’s	Europe (EPC)	Application No. 98955789.7	26.11.1997	Pending. A response has been filed to a second official letter	Use of (-)-mefloquine for the treatment of Parkinson’s disease
	US	Patent No. US6197788	26.11.1997	Granted. Subject to any patent term extension, will expire in November 2018	Use of (-)-mefloquine for the treatment of Parkinson’s disease
Parkinson’s I	Europe (EPC)	Application No. 99943123.2	04.09.1998	Pending. A response has been filed to a first official letter	4-Quinolinemethanols
	US	Patent No. US6583156	04.09.1998	Granted. Subject to any patent term extension, will expire in September 2019	4-Quinolinemethanols
Parkinson’s II	Europe (EPC)	Application No. 99943124.0	04.09.1998	Pending. A response has been filed to a first official letter	2-(4-Quinoline)-2-hydroxyethylamines
	US	Application No. 09/786472	04.09.1998	Notice of Allowance has been received. Subject to any patent term extension, the granted patent will expire in September 2019	2-(4-Quinoline)-2-hydroxyethylamines

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Case	Territory	Patent/Application No.	Priority Date	Status	Subject Matter

Adeno III	Europe (EPC)	Application No. 00940670.3	01.07.1999	Pending. First examination report is awaited	Thieno- and furo[3,2-d]pyrimidines
	US	Application No. 09/958948	01.07.1999	Pending. First examination report is awaited	Thieno- and furo[3,2-d]pyrimidines
	Canada	Application No. 2370344	01.07.1999	Pending. Examination to be deferred	Thieno- and furo[3,2-d]pyrimidines
	Japan	Application No. 2001-507845	01.07.1999	Pending. Request for examination must be filed by 30.06.2007	Thieno- and furo[3,2-d]pyrimidines
Adeno IV	International (PCT)	Application No. PCT/GB02/00076	10.01.2001
International Phase completed 10.07.2003. National/regional filings underway in Europe (see below), US, Canada, Japan, Australia, India, Israel, Hong Kong, New Zealand, Singapore, South Africa, Brazil, China, Croatia, Czech Republic, Hungary, Indonesia, Serbia & Montenegro, South Korea, Mexico, Norway, Poland, Russia
					6,9-Disubstituted purines
	Europe (EPC)	Application No. 02729444.6	10.01.2001	Pending. All states designated, including extension states	6,9-Disubstituted purines
Adeno V	International (PCT)	Application No. PCT/GB02/00084	10.01.2001	International Phase completed 10.07.2003. National/regional filings underway in Europe (see below), US, Canada, Japan	Thieno- and furo[3,2-d]pyrimidines
	Europe (EPC)	Application No. 02729449.5	10.01.2001	Pending. All states designated, including extension states	Thieno- and furo[3,2-d]pyrimidines
Adeno VI	International (PCT)	Application No. PCT/GB02/00075	10.01.2001	International Phase completed 10.07.2003. National/regional filings underway in Europe (see below), US, Canada, Japan	Pyrazolo[3,4-d]pyrimidines
	Europe (EPC)	Application No. 02729443.8	10.01.2001	Pending. All states designated, including extension states	Pyrazolo[3,4-d]pyrimidines

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Case	Territory	Patent/Application No.	Priority Date	Status	Subject Matter

Adeno VII	International (PCT)	Application No. PCT/GB02/00091	10.01.2001
International Phase completed 10.07.2003. National/regional filings underway in Europe (see below), US, Canada, Japan, Australia, India, Israel, Hong Kong, New Zealand, Singapore, South Africa, Brazil, China, Croatia, Czech Republic, Hungary, Indonesia, Serbia & Montenegro, South Korea, Mexico, Norway, Poland, Russia
					Triazolo[4,5-d]pyrimidines
	Europe (EPC)	Application No. 02729452.9	10.01.2001	Pending. All states designated, including extension states	Triazolo[4,5-d]pyrimidines
Adeno VIII	International (PCT)	Application No. PCT/GB02/00095	10.01.2001	International Phase completed 10.07.2003. National/regional filings underway in Europe (see below), US, Canada, Japan	Pyrrolo[2,3-d]pyrimidines
	Europe (EPC)	Application No. 02716125.6	10.01.2001	Pending. All states designated, including extension states	Pyrrolo[2,3-d]pyrimidines

Impact on VR 2006 of prior applications of third parties

A favourable International Preliminary Examination Report (IPER) has been issued on the International Patent Application that protects the VR 2006 molecule per se. The European Patent Office (EPO), acting in its capacity as International Preliminary Examining Authority, has confirmed in the IPER that the claims of this international application appear to be novel, to involve an inventive step and to be industrially applicable in light of the documents cited in the earlier International Search Report (the cited documents considered only to be background to the presently claimed subject-matter). Furthermore, Vernalis has not identified any third party prior applications detrimental to the patentability of VR 2006, either from the informal searches it has conducted or a formal search performed by the UK Patent Office.

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8. Board of Directors

The board of the Merged Group will be drawn from the boards of both British Biotech and Vernalis. The proposed members of the Merged Group’s board are:

Peter Fellner	Executive Chairman
Simon Sturge	Chief Executive Officer
Anthony Weir	Chief Financial Officer
Peter Worrall*	Corporate Development Director
Dr John Hutchison*	Development Director
George Kennedy*	Deputy Chairman
Senior Independent Director
Carol Ferguson*	Non-executive Director
Ian Kent	Non-executive Director
Keith Merrifield	Non-executive Director
Dr Peter Read*	Non-executive Director
Eugene Williams	Non-executive Director

* Current Vernalis director

Peter Worrall and Dr John Hutchison, currently finance director and development director of Vernalis, respectively, will join the board of British Biotech as Corporate Development Director and Development Director, respectively.

George Kennedy will join the board of British Biotech as Deputy Chairman and Senior Independent Director.

Carol Ferguson and Dr Peter Read will join the board of British Biotech as non-executive directors.

Having participated in the planning for the proposed Merger with Vernalis, and having led the integration of RiboTargets which has now largely been completed, Tim Edwards will step down from the Board and leave British Biotech on completion of the Merger.

Brief details of each British Biotech Director’s background and each Proposed Director’s background can be found in paragraphs 6.3 and 6.5, respectively of Part VI of this document.

9. Management and employees

British Biotech and Vernalis attach great importance to retaining the skills and expertise of their management and employees. The management teams of British Biotech and Vernalis will be combined in order to obtain the maximum benefit from their skills and experiences. Although the combination of similar functions will necessarily lead to some staff reductions, the boards of British Biotech and Vernalis believe that the greater strength, market position and growth prospects for the Merged Group will generally enhance the career prospects of its employees.

The existing employment rights, including pension rights, of employees of both British Biotech and Vernalis will be fully safeguarded.

10. Vernalis Incentive Plans and Roche Convertible Loan

The Offer will extend to any Vernalis Shares issued or unconditionally allotted while the Offer remains open for acceptance (or such earlier date as, subject to the rules of the Code, British Biotech may decide) as a result of the exercise of options or shares being transferred under the Vernalis Incentive Plans. All options over Vernalis Shares will become exercisable when the Offer becomes or is declared unconditional in all respects. To the extent that options are not exercised within the relevant periods specified in the respective rules of each plan, they will lapse.

Share awards made under the Vernalis Restricted Share Scheme will vest when the Offer becomes or is declared unconditional in all respects or when British Biotech becomes bound or entitled to acquire Vernalis Shares under the compulsory acquisition procedure. On vesting, the Vernalis Shares issued under the awards will be transferred to the participants.

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Under the terms of the Roche Convertible Loan, Vernalis will be required to notify Roche when Vernalis becomes aware that the right to cast more than 50 per cent. of the votes at a general meeting of Vernalis has or will become unconditionally vested in British Biotech. Roche will be entitled, within 30 days of Vernalis giving such notice, to require repayment of the loan with accrued but unpaid interest to the date of repayment. The Merged Group currently has the cash resources to make such repayment in full should it be demanded. Additionally, Roche may elect prior to 13 May 2007 to convert its loan into approximately 4.2 per cent. of Vernalis’ undiluted issued ordinary share capital, subject to certain adjustments. The conversion price under the Roche Convertible Loan at which Roche may convert its loan into Vernalis Shares is currently above the value attributable to a Vernalis Share under the Offer.

11. Ranking and dividends

The New British Biotech Shares issued to Vernalis Shareholders, will rank pari passu in all respects with the existing issued British Biotech Shares including the right to receive all dividends and other distributions (if any) declared, paid or made by British Biotech after 3 July 2003.

However, it is, at present, intended that no dividends will be paid by the Merged Group. Even if future operations lead to significant levels of distributable profits, any earnings, of which there can be no assurance, will be reinvested in the Merged Group’s business and no dividends are expected to be paid in the forseeable future.

12. Terms and conditions of the Offer

Vernalis Shares will be acquired under the Offer fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights now or hereafter attaching to them, including the right to receive all dividends declared, made or paid after 3 July 2003 although, as stated above, the Merged Group does not, at present, intend to pay dividends.

The New British Biotech Shares to be issued pursuant to the Offer will be issued free from all liens, equities, charges, encumbrances and other interests and will be issued credited as fully paid.

The Offer will be subject to the terms and conditions set out in the Offer Document and Form of Acceptance.

Due to the size of Vernalis relative to that of British Biotech, the Offer will require approval by an ordinary resolution of British Biotech Shareholders, to be proposed at an Extraordinary General Meeting of British Biotech. In addition, as a consequence of Invesco’s interest in British Biotech (which Invesco has confirmed to British Biotech is approximately 22.0 per cent. of British Biotech’s share capital as at 22 July 2003, the last practicable Business Day prior to the date of this document) Invesco’s acceptance of the Offer will be a related party transaction for the purposes of the Listing Rules and therefore requires the approval of British Biotech’s Shareholders other than Invesco. Invesco will abstain and has undertaken to procure that its associates will abstain from voting on the Related Party Resolution.

It is intended that the Merged Group will be called Vernalis plc and be headquartered in Winnersh near Reading with research and development facilities in both Winnersh and Cambridge. Appropriate proposals to effect the name change will be put to shareholders of the Merged Group at British Biotech’s 2003 annual general meeting.

The holdings and rights of existing British Biotech Shareholders will not be affected by the Merger, other than in respect of the proportion of the total issued share capital of British Biotech held by them following the Merger.

Following completion of the Merger, the authorities given by British Biotech Shareholders at British Biotech’s annual general meeting in 2002 relating to Section 80 of the Companies Act (authority to issue relevant securities) and to Section 95 of that Act (authority to allot equity securities without first offering them pro rata to existing shareholders) will continue to exceed the percentages which institutional shareholders are usually willing to approve. It is the British Biotech Directors intention that, in these circumstances, any utilisation of these authorities will not exceed those percentage limits as they are applied to the Company’s issued ordinary share capital immediately following completion of the Merger without shareholder approval.

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13. Listing, settlement and dealings

Application has been made to the UK Listing Authority for the New British Biotech Shares to be admitted to the Official List and to the London Stock Exchange for admission of such New British Biotech Shares to trading on its market for listed securities. These applications are expected to become effective and dealings in the New British Biotech Shares on the London Stock Exchange’s market for listed securities are expected to commence at 8.00 a.m. London time on the first Business Day following the day on which the Offer becomes or is declared unconditional in all respects (save for any condition relating to Admission). The New British Biotech Shares will not be listed on any other stock exchanges and have not been registered with the SEC under the Securities Act, although the British Biotech Shares will continue to be registered under the US Securities Exchange Act of 1934, as amended and will therefore continue to be subject to SEC reporting requirements. British Biotech’s American depositary shares will continue to be quoted on the NASDAQ National Market System.

The Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this document and any related offering or solicitation documents are not being, and must not be, mailed or otherwise transmitted, distributed or forwarded in or into the United States. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New British Biotech Shares to be issued pursuant to the Offer have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States.

Subject to the Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any Vernalis Shareholder is entitled under the Offer will be effected (i) in the case of acceptances received, complete in all aspects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while the Offer remains open for acceptance, within 14 days of such receipt as follows:

Vernalis Shares in uncertificated form (that is in CREST)

Where an acceptance relates to Vernalis Shares in uncertificated form (that is in CREST), the New British Biotech Shares to which the relevant accepting Vernalis Shareholder is entitled will be issued to such shareholder in uncertificated form. British Biotech will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the accepting Vernalis Shareholder concerned with such person’s entitlement to New British Biotech Shares pursuant to the Offer, as the case may be. The stock account concerned will be an account under the same participant ID and member account ID as appears on the Form of Acceptance of such Vernalis Shareholder.

British Biotech reserves the right to settle all or any part of the consideration referred to in this paragraph for all or any accepting Vernalis Shareholder(s) in the manner referred to immediately below, if, for any reason, it wishes to do so.

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Vernalis Shares in certificated form (that is not in CREST)

Where an acceptance relates to Vernalis Shares in certificated form, the New British Biotech Shares to which the relevant accepting Vernalis Shareholder is entitled will be issued in certificated form. Definitive certificates for the New British Biotech Shares will be despatched (but not into the United States, Belgium, South Africa, Canada, Australia or Japan) by first class post (or by such other method as may be approved by the Panel).

In relation to New British Biotech Shares to be issued in certificated form pursuant to the Offer, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such New British Biotech Shares. Pending the issue of definitive certificates for such New British Biotech Shares, transfers will be certified against the register held by British Biotech’s registrars, Capita IRG Plc.

All documents and remittances sent by, to, or from Vernalis Shareholders or their appointed agents will be sent at their own risk.

All mandates and other instructions in force relating to holdings of Vernalis Shares will, unless and until revoked, continue to apply in relation to payment and notices by British Biotech in respect of New British Biotech Shares.

Fractional entitlements arising on the issue of New British Biotech Shares in exchange for Vernalis Shares will be aggregated and sold in the market for the benefit of the Merged Group.

14. Compulsory acquisition, cancellation of listing and re-registration

If British Biotech receives acceptances under the Offer in respect of 90 per cent. or more of the Vernalis Shares and the Offer becomes or is declared unconditional in all respects, British Biotech intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily any remaining Vernalis Shares.

When the Offer becomes or is declared unconditional in all respects, British Biotech intends to procure the making of an application by Vernalis to the UK Listing Authority for the cancellation of the listing of Vernalis Shares on the Official List and for the cancellation of the admission to trading in Vernalis Shares on the London Stock Exchange’s market for listed securities.

The cancellation of the listing of Vernalis Shares will significantly reduce the liquidity and marketability of any Vernalis Shares held by shareholders who have not assented to the Offer and the value of those shares may be affected in consequence.

15. Further information

For further information you should refer to the enclosed Offer Document and Form of Acceptance. Your attention is also drawn to the remaining parts of this document which contain further information on British Biotech, Vernalis, the Merged Group and the New British Biotech Shares.

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PART II

Financial Information Relating to British Biotech

Basis of financial information

The financial information contained in this Part does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The financial information for the years ended 30 April 2001, 30 April 2002 and 30 April 2003 has been extracted, without material adjustment, from the full audited consolidated accounts of British Biotech plc for those years. Copies of the accounts for the years ended 30 April 2001 and 30 April 2002 have been, and those for the year ended 30 April 2003 will be, delivered to the Registrar of Companies in England and Wales. The auditors (PricewaterhouseCoopers for the years ended 30 April 2001 and 30 April 2002 and PricewaterhouseCoopers LLP for the year ended 30 April 2003, each being Chartered Accountants and Registered Auditors of 1 Embankment Place, London WC2N 6RH) have made a report under section 235 of the Companies Act in respect of the statutory consolidated accounts for the years ended 30 April 2001, 30 April 2002 and 30 April 2003. Such reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

Consolidated profit and loss account
Year ended 30 April

	Notes	2003		2002		2001

		£000		£000		£000

Turnover
—continuing		1,075		1,450		1,588
—acquisitions	2	3		—		—

	2	1,078		1,450		1,588
Research and development expenditure		(14,544)		(21,256)		(23,724)
Administrative expenses
—Other		(4,027)		(3,759)		(3,997)
—Terminated deal costs		(1,454)		—		—
—Restructuring costs		(915)		—		—

Total administrative expenses		(6,396)		(3,759)		(3,997)

Operating loss
—continuing	4	(19,203)		(23,565)		(26,133)
—acquisitions		(659)		—		—

	4	(19,862)		(23,565)		(26,133)

Profit on disposal of fixed assets	4	—		2,505		—

		(19,862)		(21,060)		(26,133)
Interest receivable	6	1,654		2,820		3,778
Amount written off investments	12	(799)		(324)		(799)
Interest payable	7	(219)		(278)		(329)

Loss on ordinary activities before taxation		(19,226)		(18,842)		(23,483)
Taxation	8	1,738		1,608		130
Loss for the financial year transferred to reserves	19	(17,488)		(17,234)		(23,353)

Loss per share (basic and diluted) restated	9	(51.3	)p	(51.7	)p	(70.1	)p

Consolidated turnover and operating loss relate to continuing activities.

There is no difference between the loss on ordinary activities before taxation and the loss for the years stated above and their historical cost equivalents.

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Statement of total recognised gains and losses
Year ended 30 April

	2003	2002	2001

	£000	£000	£000

Consolidated loss for the financial year	(17,488)	(17,234)	(23,353)
Translation of overseas subsidiary financial statements	—	3	25

Total recognised losses relating to the year	(17,488)	(17,231)	(23,328)

Balance sheets
As at 30 April

	Notes	2003	2002	2001

		£’000	£’000	£’000

Fixed assets
Intangible assets	10	9,986	1,987	1,090
Tangible assets	11	10,151	7,996	13,053
Investments	12	1,107	1,906	824

		21,244	11,889	14,967
Current assets
Debtors	13	7,105	3,119	5,234
Short term deposits and investments	24	43,632	50,106	64,355
Cash		294	308	656

		51,031	53,533	70,245
Current liabilities
Creditors: amounts falling due within one year	14	(7,495)	(8,607)	(10,544)

Net current assets		43,536	44,926	59,701

Total assets less current liabilities		64,780	56,815	74,668
Creditors; amounts falling due after more than
one year	15	(4,147)	(1,683)	(2,442)
Provisions for liabilities and charges	16	(2,517)	(250)	(350)

Net assets		58,116	54,882	71,876

Capital and reserves
Share capital	18	35,045	33,375	33,326
Share premium account	19	298,252	298,615	298,615
Other reserves	19	30,034	10,008	10,008
Profit and loss account	19	(305,215)	(287,116)	(270,073)

Total equity shareholders’ funds	19	58,116	54,882	71,876

Analysis of shareholders’ funds
Equity	19	26,409	54,882	71,876
Non-equity	19	31,707	—	—

		58,116	54,882	71,876

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Consolidated cash flow statement
Year ended 30 April

	Notes	2003	2002	2001

		£000	£000	£000

Reconciliation of operating loss to operating
cash flows
Operating loss		(19,862)	(23,565)	(26,133)
Depreciation		1,104	1,269	2,470
Amortisation of intangible fixed assets		270	173	146
Impairment of intangible fixed assets		—	301	—
(Credit)/Charge for deferred shares awarded		(611)	188	—
Adjustment for exchange gain		(29)	(15)	(37)
Other (profit)/loss on disposal of fixed assets	4	(40)	177	(248)
Tangible fixed assets written off	4	16	582	127
(Increase)/decrease in debtors		(1,639)	3,910	(2,123)
(Decrease)/increase in creditors		(3,402)	(2,229)	4,010
Increase/(decrease) in provisions		915	(100)	50

Net cash outflow from operating activities		(23,278)	(19,309)	(21,738)

	Notes	2003	2002	2001

		£000	£000	£000

Cash flow statement
Net cash outflow from operating activities		(23,278)	(19,309)	(21,738)
Returns on investments and servicing of finance	20	1,666	2,351	3,656
Taxation		1,681	4	130
Capital expenditure	21	(775)	2,686	7,587

Cash utilised by operations		(20,706)	(14,268)	(10,365)
Acquisitions—purchase of subsidiary undertakings	5	1,967	—	—
Management of liquid resources	23	19,377	14,249	11,254
Financing	22	(665)	(342)	(381)

(Decrease)/Increase in cash in the period		(27)	(361)	508

Reconciliation of net cash flow to movement in
net funds
(Decrease)/Increase in cash in the period		(27)	(361)	508
Cash outflow from decrease in debt and lease
financing		450	462	402
Cash inflow from decrease in liquid resources		(19,377)	(14,249)	(11,254)
Exchange adjustment		29	18	62
Finance leases acquired with subsidiary		(1,269)	—	—
Liquid resources acquired with subsidiary		12,903	—	—

Movement in net funds in the period		(7,291)	(14,130)	(10,282)
Net funds at 1 May		48,328	62,458	72,740
Net funds at 30 April	23	41,037	48,328	62,458

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Notes to the financial information

1 Principal accounting policies

The financial information has been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the principal Group accounting policies, which have been applied consistently, is set out below.

Change in accounting policies

In the year ended 30 April 2002 the Group adopted Financial Reporting Standard 17 (‘‘Retirement Benefits’’). Financial Reporting Standard 18 (‘‘Accounting Policies’’) and Financial Reporting Standard 19 (‘‘Deferred Tax’’). The adoption of these standards has not resulted in any changes to the Group’s existing accounting policies or had any effect on the results for the periods.

Basis of consolidation

The consolidated financial information, which has been prepared under the historical cost convention, include the financial statements of British Biotech plc (the ‘‘Company’’) and all its subsidiary undertakings (together, the ‘‘Group’’), made up to 30 April. Subsidiary undertakings are consolidated from the date of acquisition.

Turnover

Turnover represents income from collaborative agreements and revenue grants and amounts invoiced, excluding value added tax, to customers in respect of goods supplied and services rendered.

Revenues from collaborative research agreements which are related to time are recognised evenly over the period specified in the respective agreements. Revenues from collaborative research agreements which are related to the achievement of specified objectives are recognised when those objectives have been met.

Grants

Grants for revenue expenditure are credited to revenue so as to match the related expenditure.

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Joint arrangements

The Group has certain contractual agreements with other participants. These joint activities do not create an entity carrying on a trade or business of its own, and as such each is accounted for as a joint arrangement that is not an entity. That is, the Group accounts for its own assets, liabilities and cash flows measured in accordance with the terms of the agreement governing the arrangement.

Goodwill and intangible assets

Purchased goodwill and intangible assets, which meet the recognition criteria under FRS10, are capitalised and amortised in equal instalments over their estimated useful lives but no longer than 20 years.

Goodwill in respect of the acquisition of RiboTargets is being amortised over three years.

Payments made to third parties to acquire licences to develop their intellectual property are written off over a period not to exceed the remaining patent life after taking into account risk factors associated with pharmaceutical development. Goodwill previously written off to reserves has not been reinstated on the balance sheet as permitted by FRS10.

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Tangible fixed assets

Freehold land and assets in the course of construction are not depreciated. Depreciation is calculated to write off the cost less residual value of other tangible fixed assets in equal annual instalments over their estimated useful lives as follows:

Freehold buildings	50 years
Buildings—internal works	Five to 50 years
Leasehold buildings	Period of lease
Plant and machinery	Two to five years
Fixtures and fittings	Three to ten years

The profit arising on the sale of owned assets that are subsequently leased back under an operating lease is recognised at the time of disposal.

Leased assets

The cost of operating leases is charged to the profit and loss account as incurred. Assets acquired under finance leases are included in the balance sheet as fixed assets and depreciated over the shorter of their useful lives and the lease term. Interest is charged to the profit and loss account. Provision is made for the estimated costs of the present obligations to reinstate lease buildings to their original state.

Fixed asset investments

Investments in subsidiary and other undertakings are carried at cost less any impairment provision. Such investments are subject to review, and any impairment is charged to the profit and loss account. Impairments in listed undertakings are determined having regard to the evolution of the marked price of shares. Impairment in unlisted investments are determined using Directors’ estimates of changes in the underlying investment and market movements.

Deferred taxation

Provision is made for deferred tax liabilities and assets, using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with FRS 19. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. An asset is not recognised where the transfer of economic benefits in the future is uncertain. Deferred tax is measured on a non-discounted basis.

Pension costs

Pension costs relate to defined contribution schemes. Contributions are charged to the profit and loss account as incurred. The Group has no obligation to the pension schemes beyond the payment of contributions. The Group does not offer any other post-retirement benefits.

Foreign currencies

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the transaction date. Assets and liabilities in foreign currencies are retranslated into sterling at the rate of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with through the profit and loss account.

The financial statements of overseas subsidiaries are translated using the net investment method; the amounts in the balance sheet are translated at the closing rate and the amounts in the profit and loss account are translated at an average rate. Exchange differences on translation are taken directly to reserves.

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 Financial instruments

The Group does not enter into derivative financial instruments and has no financial liabilities other than finance leases, loans and trade creditors. Financial assets and liabilities are recognised and cease to be recognised on the basis of when the related title or obligations pass to or from the Group.

Employee benefits

The charge for the shares awarded under the Deferred Share Bonus Scheme is recognised in the consolidated profit and loss account as the difference between the market value of the shares at the date of grant and any consideration to be received on the exercise of the deferred shares. The charge is based on estimates of staff turnover and share price growth and is accrued in the profit and loss account reserve.

2  Segmental and geographical analyses

(a)  The geographical analysis of turnover by location of customer, all of which originates in the UK, is as follows:

	2003	2002	2001

	£000	£000	£000

United Kingdom	90	72	98
North America	420	—	190
Europe	568	1,378	1,300

	1,078	1,450	1,588

(b) The analysis of turnover is as follows:

	2003	2002	2001

	£000	£000	£000

Pharmaceutical research and development
Collaborative agreements	988	1,378	1,300
Other	90	72	288

	1,078	1,450	1,588

(c) All significant losses on ordinary activities before taxation and net assets arise in the UK and relate to pharmaceutical research and development.

3 Employees and Directors

	2003	2002	2001

	Number	Number	Number

The average number of persons, including Executive
Directors, employed by the Group during the year was as
follows:
Research, development and operations	77	97	155
Administration	18	20	27

	95	117	182

At 30 April 2003, the Group employed a total of 159 (2002: 87; 2001: 161) permanent staff, including 90 acquired with RiboTargets.

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Staff costs in respect of these employees were:

	2003	2002	2001

	£000	£000	£000

Wages and salaries	5,840	6,566	8,999
Social security costs	611	673	801
Other pension costs	456	565	728

	6,907	7,804	10,528

Details of the individual director’s emoluments for the year ended 30 April 2003 are set out below:

			Performance-	Compensation
			related	for loss	2003	2003
	Salary/fees	Benefits	bonus(i)	of office	Total	Pension

	£000	£000	£000	£000	£000	£000

Executive
Dr P J Fellner (Chairman)(ii)	37	—	—	—	37	—
S Sturge (Chief Executive)(iii)	7	—	—	—	7	—
Dr E P Goldstein(iv)	211	12	—	526	749	40
T P W Edwards	208	13	55	—	276	40
A J Weir	165	14	46	—	225	31

	628	39	101	526	1,294	111

Non-Executive
C Hampson(vi)	60	—	—	—	60	—
K J Merrifield	23	—	—	—	23	—
Dr P A Nicholson(vi)	15	—	—	—	15	—
P G Rogerson(vi)	23	—	—	—	23	—
E W Williams	23	—	—	—	23	—
I F Kent(iii)	2	—	—	—	2	—

	146	—	—	—	146	—

Total	774	39	101	526	1,440	111

(i)	The performance-related bonus was paid fully in cash.
(ii)	Dr P J Fellner was appointed Executive Chairman on 23 April, 2003. Remuneration is from the date of first appointment to the Board until 30 April, 2003. Remuneration from 23-30 April 2003 was £5,000.
(iii)	Remuneration from date of appointment to 30 April, 2003. Mr S Sturge is paid £300,000 per annum. Mr I F Kent receives fees for his services on the Board and its committees of £37,500 per annum.
(iv)	Remuneration from 1 May, 2002, to date of resignation. Compensation for loss of office was paid in cash and was based on his 12-month notice period.
(v)	Remuneration from 1 May, 2001 to date of resignation. Compensation for loss of office was paid in cash and based on his 12-month notice period.
(vi)	Remuneration from 1 May, 2002, to date of resignation.
Total emoluments of the highest paid Director, excluding pension contributions, amounted to £749,000 (2002: £551,000). Pension contributions made during the year for the highest paid Director were £40,000 (2002: £72,000). The Company’s policy is not to pay an expense allowance to Directors.

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Details of the individual directors’ emoluments for the year ended 30 April 2002 are set out below:

			Performance-	Compensation
			related	for loss	2002	2002
	Salary/Fees	Benefit	bonus(i)	of office	Total	Pension

	£000	£000	£000	£000	£000	£000

Executive
Dr E P Goldstein
(Chief Executive)	379	21	151	—	551	72
Dr G V Campion(iv)	109	5	—	303	417	76
T P W Edwards	186	12	75	—	273	35
A J Weir	161	15	68	—	244	31

	835	53	294	303	1,485	214

Non-executive
C Hampson (Chairman)	90	—	—	—	90	—
K J Merrifield	23	—	—	—	23	—
Dr P A Nicholson(ii)	23		—	—	23	—
P G Rogerson	23	—	—	—	23	—
E W Williams	23	—	—	—	23	—

	182	—	—	—	182	—

	1,017	53	294	303	1,667	214

(i)	The performance-related bonus was paid fully in cash.

(ii)	Dr P A Nicholson is a member of the Scientific Advisory Board. All fees for the year ended 30 April 2002 comprised directors’ fees.

(iii)	The total emoluments of the highest paid Director, excluding pension contributions, amounted to £551,000. Pension contributions made during the year for the highest paid Director were £72,000.

(iv)	Remuneration from 1 May 2001 to date of resignation. Compensation for loss of office was paid in cash and was based on his 12-month notice period. In addition, Dr Campion retained 500,000 Bonus Scheme share options that expire in September 2002.

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Details of the individual directors’ emoluments for the year ended 30 April 2001 are set out below:

	Salary/Fees	Benefit	Performance- related bonus(iii)	2001 Total(v)	2001 Pension

	£000	£000	£000	£000	£000

Executive
Dr E P Goldstein (Chief Executive)	360	22	160	542	68
Dr G V Campion	265	17	106	388	51
T P W Edwards	162	12	84	258	31
A J Weir	147	13	59	219	28

	934	64	409	1,407	178
Non-executive
C Hampson (Chairman)	90	—	—	90	—
K J Merrifield	23	—	—	23	—
Dr P K Jenson(i)	17	—	—	17	—
Dr P A Nicholson(iv)	28	—	—	28	—
P G Rogerson	23	—	—	23	—
E W Williams(ii)	6	—	—	6	—

	187	—	—	187	—

	1,121	64	409	1,594	178

(i)	Remuneration from 1 May 2000 to date of retirement.
(ii)	Remuneration from date of appointment to 30 April 2001.
(iii)	The performances-related bonus was paid fully in cash.
(iv)	Dr P A Nicholson is a member of the Scientific Advisory Board. In the year ended 30 April 2001, he received total remuneration of £28,000 comprising directors’ fees of £23,000 and £5,000 as a member of the Scientific Advisory Board.
(v)	The total emoluments of the highest paid director, excluding pension contributions, amounted to £542,000. Pension contributions made during the year for the highest paid director were £68,000.

The directors’ interest in shares are set out below:

	At 30 April 2003(iii)		At 30 April 2002(iii)	At 30 April 2001(iii)

	Number		Number	Number

Dr PJ Fellner	50,000(i	)	—	—
S Sturge	56,435(ii	)	—	—
Dr E P Goldstein	—		20,000	20,000
C Hampson	—		589,936	387,404
K J Merrifield	1,500		30,000	30,000
A J Weir	51,728		106,440	106,440
Dr P A Nicholson	—		15,000	15,000
T P W Edwards	60,403		20,000	—

(i)	Dr Fellner’s shares were purchased after his appointment, on 6 January 2003.
(ii)	Mr Sturge’s shares resulted from the acquisition of RiboTargets on 23 April 2003, pursuant to the share exchange offer for RiboTargets Holdings plc.
A.J. Weir is the holder of the 33,375,891 deferred shares of 95p each that result from the Capital Reorganisation. The deferred shares are only of nominal value.
(iii)	The figures for shareholdings at 30 April 2002 and 30 April 2001 have not been restated to reflect the capital reorganisation that was effected on 23 April 2003.

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The directors’ interests in share options during the year ended 30 April 2003 are set out below:

Executive Directors’ options

	At 1 May 2002 Number	Granted in the Year Number	Lapsed in the year Number	At 30 April 2003 Number	Exercise price	Date from which exercisable	Expiry Date	Performance conditions

T P W Edwards
Executive Scheme	2,500	—	—	2,500	£47.0000	Apr 2000	Apr 2007	(iv)
	2,500	—	—	2,500	£47.0000	Apr 2002	Apr 2007	(v)
	3,540	—	—	3,540	£20.3000	Dec 2000	Dec 2007	(iv)
	3,540	—	—	3,540	£20.3000	Dec 2002	Dec 2007	(v)
	6,250	—	—	6,250	£8.0000	Sep 2001	Sep 2008	(iv)
	6,250	—	—	6,250	£8.0000	Sep 2003	Sep 2008	(v)
	12,500	—	—	12,500	£4.4000	Jul 2002	Jul 2009	(iv)
	12,500	—	—	12,500	£4.4000	Jul 2004	Jul 2009	(v)
British Biotech
Discretionary Share
Option Plan	—	717,940	—	717,940	£0.5850	Apr 2006	Apr 2013	(viii)
SAYE Scheme	616	—	(616)	0	£28.0000	Oct 2002	Mar 2003	(i)
Bonus Scheme	1,500	—	—	1,500	£1.0000	Apr 1999	Apr 2004	(i)
	1,850	—	—	1,850	£1.0000	Jul 1998	Jul 2005	(i)
	3,700	—	—	3,700	£1.0000	Jul 2000	Jul 2005	(i)
	62,500	—	—	62,500	£1.0000	Jul 2002	Jul 2007	(vi)
	62,500	—	—	62,500	£1.0000	Aug 2003	Aug 2008	(vii)

	182,246	717,940	(616)	899,570

Dr E P Goldstein
Executive Scheme	100,000	—	(100,000)	—	£8.00	Sep 2001	Sep 2008	(iv)
	50,000	—	(50,000)	—	£8.00	Sep 2003	Sep 2008	(v)
	6,250	—	(6,250)	—	£4.40	Jul 2002	Jul 2009	(iv)
	6,250	—	(6,250)	—	£4.40	Jul 2004	Jul 2009	(v)
Bonus Scheme	25,000	—	—	25,000	£1.00	Sep 2000	Nov 2004	(i)
	87,500	—	—	87,500	£1.00	Jul 2002	Nov 2004	(vi)
	87,500	—	—	87,500	£1.00	Aug 2003	Nov 2004	(vii)

	362,500	—	(162,500)	200,000

A J Weir
1992 Scheme	5,417	—	(5,417)	0	£8.0000	Dec 1995	Dec 2002	(i)
	2,708	—	—	2,708	£6.5163	Jul 1996	Jul 2003	(i)
	5,077	—	—	5,077	£7.1890	Jul 1997	Jul 2004	(ii)
	7,615	—	—	7,615	£7.1890	Jul 1999	Jul 2004	(iii)
Executive Scheme	1,202	—	—	1,202	£42.0000	Dec 2000	Dec 2006	(iv)
	1,202	—	—	1,202	£42.0000	Dec 2001	Dec 2006	(v)
	3,078	—	—	3,078	£20.3000	Dec 2000	Dec 2007	(iv)
	3,078	—	—	3,078	£20.3000	Dec 2002	Dec 2007	(v)
	6,250	—	—	6,250	£8.0000	Sep 2001	Sep 2008	(iv)
	6,250	—	—	6,250	£8.0000	Sep 2003	Sep 2008	(v)
	12,500	—	—	12,500	£4.4000	Jul 2002	Jul 2009	(iv)
	12,500	—	—	12,500	£4.4000	Jul 2004	Jul 2009	(v)
British Biotech
Discretionary Share
Option Plan	—	615,380	—	615,380	£0.5850	Apr 2006	Apr 2013	(viii)
SAYE Scheme	123	—	(123)	0	£28.0000	Oct 2002	Mar 2003	(i)
	370	—	—	370	£5.6000	Oct 2003	Mar 2004	(i)
Bonus Scheme	98	—	—	98	£1.0000	Jul 1997	Jul 2004	(i)
	196	—	—	196	£1.0000	Jul 1999	Jul 2004	(i)
	1,608	—	—	1,608	£1.0000	Jul 1998	Jul 2005	(i)
	3,217	—	—	3,217	£1.0000	Jul 2000	Jul 2005	(i)
	62,500	—	—	62,500	£1.0000	Jul 2002	Jul 2007	(vi)
	62,500	—	—	62,500	£1.0000	Aug 2003	Aug 2008	(vii)

	197,489	615,380	(5,540)	807,329

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	At 1 May 2002 Number	Granted in the Year Number	Lapsed in the year Number	At 30 April 2003 Number	Exercise price	Date from which exercisable	Expiry Date	Performance conditions

S Sturge
British Biotech
Discretionary Share
Option Plan	—	1,367,520	—	1,367,520	£0.5850	Apr 2006	Apr 2013	(viii)

	—	1,367,520	—	1,367,520

P J Fellner
Option Deed	—	2,670,071	—	2,670,071	£1.0000	Apr 2003	Apr 2013	(ix)

	—	2,670,071	—	2,670,071

Total	742,235	5,370,911	(168,656)	5,944,490

Performance conditions
(i)	None
(ii)	RPI
(iii)	Pharmaceuticals index
(iv)	Median FT-SE 100
(v)	Upper quartile FT-SE 100
(vi)	Progressively as share price increases from £9.00 to £18.00 by July 2003
(vii)	Progressively as share price increases from £5.00 to £8.00 by July 2004
(viii)	See Share Option Plan description below
(ix)	See Option Deed in respect of the Chairman below

No options were exercised by Directors during the year. The market price of the Company’s shares at 30 April 2003, the last working day of the financial year, was 59 pence. During the year ended 30 April 2003 the market price of the Company’s shares ranged from 44 pence to 250 pence (restated after capital reorganisation).

British Biotech Discretionary Share Option Plan

Eligibility

Employees and directors of the Group (or any participating subsidiary of the Company), other than those within two years of their normal retirement date, will be able to participate in the Share Option Plan at the discretion of the Remuneration Committee.

Exercise of options

Options will normally be exercisable between three and 10 years following grant provided that any performance target set by the Remuneration Committee has been satisfied. For future options the Remuneration Committee intends setting performance conditions based on Company share price growth as against the FTSE Small Cap index. No options will vest if performance is below median; 50 per cent of options will vest at median and there will only be full vesting if the Company’s share price performance is in the upper quartile (with options vesting pro-rata between median and upper-quartile). These conditions are considered appropriate in that the focus on delivering shareholder value is retained whilst being simple to measure and communicate.

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     For options granted during the year the specified performance condition relates to the TSR performance of the Company. One half of the option is subject to the Company’s TSR performance when compared with the TSR performance of the constituent companies in the FTSE Small Cap Index, the other half vesting is subject to the Company’s TSR performance against the companies named below that form part of the FTSE pharmaceuticals index.

     Alizyme plc
     Antisoma plc
     Acambis plc
     Celltech Group plc
     Cambridge Antibody Technology Group plc
     Genemedix plc
     Phytopharm plc
     Powderject Pharmaceuticals plc
     SkyePharma plc
     Shire Pharmaceuticals plc
     Xenova Group plc
     Vernalis Group plc
     Oxford GlycoSciences plc

An option tranche will only become exercisable in full if the Company’s TSR performance for that tranche places it at or above the 90th percentile in respect of each part of the option. If the Company’s TSR performance for a tranche places it below the median of each comparator group, none of that tranche will vest. If the Company’s TSR performance for a tranche places it at the median point of each Comparator Group, 50 per cent of the shares subject to that tranche will become exercisable. Between the median and 90th percentile, the tranche will become exercisable on a sliding scale. The performance targets will first be tested on the third anniversary of grant of the option; if the target is not satisfied in full after this period, it will be retested, but not beyond the fourth anniversary of grant of the option. To the extent that an option does not become exercisable at all by the final test date, it will lapse.

SAYE Plan

The SAYE Plan is a save-as-you-earn share option plan designed to be approved by the Inland Revenue. No Plan offer was made to employees or directors during the year.

Option Deed in respect of the Chairman

A share option over 2,670,071 shares, representing four per cent of the issued ordinary share capital of British Biotech was granted by the Company to the Chairman. The grant was made under an option deed made by British Biotech in favour of the Chairman. The exercise price is 100 pence per share. The option will vest and become exercisable as follows:

Per cent of shares subject to the options vesting	British Biotech share price equal to or greater than

50	100 pence
25	200 pence
25	300 pence

For the option to vest in respect of any of the percentages of shares, the British Biotech target share price must be met (using the mid-market closing price as quoted in the daily official list of the London Stock Exchange) over 30 consecutive trading days.

The option will vest on a change of control of British Biotech to the extent that the British Biotech share price has reached the target set out above.

The directors interests in share options during the year ended 30 April 2002 are set out below:

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The figures for share options have not been restated to reflect the capital reorganisation that was effected on 23rd April 2003.

	At 1 May 2001		Granted in the Year		Lapsed in the year	At 30 April 2002
								Exercise		Date from which	Expiry
	Number		Number		Number	Number		price		exercisable	Date

T P W Edwards
Executive Scheme	50,000		—		—	50,000		235	p	Apr 2000	Apr 2007
	50,000	*	—		—	50,000	*	235	p	Apr 2002	Apr 2007
	70,810		—		—	70,810	*	102	p	Dec 2000	Dec 2007
	70,810		—		—	70,810	*	102	p	Dec 2002	Dec 2007
	125,000		—		—	125,000		40	p	Sep 2001	Sep 2008
	125,000	*	—		—	125,000	*	40	p	Sep 2003	Sep 2008
	250,000		—		—	250,000		22	p	Jul 2002	Jul 2009
	250,000	*	—		—	250,000	*	22	p	Jul 2004	Jul 2009
SAYE Scheme	12,321		—		—	12,321		140	p	Oct 2002	Mar 2003
Bonus Scheme	30,000		—		—	30,000		5	p	Apr 1999	Apr 2004
	37,010		—		—	37,010		5	p	Jul 1998	Jul 2005
	74,020		—		—	74,020		5	p	Jul 2000	Jul 2005
	1,250,000	**	—		—	1,250,000	**	5	p	Jul 2002	Jul 2007
	—		1,250,000	**	—	1,250,000	**	5	p	Aug 2003	Aug 2008

	2,394,971		1,250,000		—	3,644,971

Dr E P Goldstein
Executive Scheme	2,000,000		—		—	2,000,000		40	p	Sep 2001	Sep 2008
	1,000,000		—		—	1,000,000		40	p	Sep 2003	Sep 2008
	125,000		—		—	125,000		22	p	Jul 2002	Jul 2009
	125,000	*	—		—	125,000	*	22	p	Jul 2004	Jul 2009
Bonus Scheme	500,000		—		—	500,000		5	p	Sep 2000	Sep 2005
	1,750,000	**	—		—	1,750,000	**	5	p	Jul 2002	Jul 2007
	—		1,750,000	**	—	1,750,000	**	5	p	Aug 2003	Aug 2008

	5,500,000		1,750,000	**	—	7,250,000

A J Weir
Executive Scheme	108,340		—		—	108,340		40	p	Dec 1995	Dec 2002
	54,170		—		—	54,170		33	p	Jul 1996	Jul 2003
	101,540		—		—	101,540		36	p	Jul 1997	Jul 2004
	152,310	*	—		—	152,310	*	36	p	Jul 1999	Jul 2004
	24,045		—		—	24,045		210	p	Dec 2000	Dec 2006
	24,045	*	—		—	24,045	*	210	p	Dec 2001	Dec 2006
	61,575		—		—	61,575		102	p	Dec 2000	Dec 2007
	61,575	*	—		—	61,575	*	102	p	Dec 2002	Dec 2007
	125,000		—		—	125,000		40	p	Sep 2001	Sep 2008
	125,000	*	—		—	125,000	*	40	p	Sep 2003	Sep 2008
	250,000		—		—	250,000		22	p	Jul 2002	Jul 2009
	250,000	*	—		—	250,000	*	22	p	Jul 2004	Jul 2009
SAYE Scheme	2,464		—		—	2,464		140	p	Oct 2002	Mar 2003
	7,392		—		—	7,392		28	p	Oct 2003	Mar 2004
	1,960		—		—	1,960		5	p	Jul 1997	Jul 2004
Bonus Scheme	3,920		—		—	3,920		5	p	Jul 1999	Jul 2004
	32,178		—		—	32,178		5	p	Jul 1998	Jul 2005
	64,356		—		—	64,356		5	p	Jul 2000	Jul 2005
	1,250,000	**	—		—	1,250,000	**	5	p	Jul 2002	Jul 2007
	—		1,250,000	**	—	1,250,000	**	5	p	Aug 2003	Aug 2008

	2,699,870		1,250,000		—	3,949,870

Total	10,594,841		4,250,000		—	14,844,841

*	These are special options. They have an earliest exercise date of five years from the date of grant and are exercisable only if share price performance exceeds upper quartile FTSE 100 performance.
**	These are subject to performance criteria (see page 32).
No options were exercised by directors during the year.

The market price of the Company’s shares at 30 April 2002, the last working day of the financial year, was 12.75 pence.

During the year ended 30 April 2002, the market price of the Company’s shares ranged from 10.5 pence to 23 pence.

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The directors’ interests in share options during the year ended 30 April 2001 are set out below.

The numbers of share options have not been restated to reflect the capital reorganisation carried out by British Biotech in April 2003 (see note 1B) .

	At 1 May 2000	Granted in the Year	Lapsed in the year	At 30 April 2001
						Exercise		Date from which	Expiry
	Number	Number	Number	Number		price		exercisable	Date

Dr G V Campion	600,000	—	—	600,000		22	p	Jul 2002	Jul 2009
Executive Scheme	400,000	—	—	400,000	*	22	p	Jul 2004	Jul 2009
Bonus Scheme	500,000	—	—	500,000		5	p	Jul 2001	Jul 2006
	—	1,250,000	—	1,250,000	**	5	p	Jul 2002	Jul 2007

	1,500,000	1,250,000	—	2,750,000

T P W Edwards	50,000	—	—	50,000		235	p	Apr 2000	Apr 2007
Executive Scheme	50,000	—	—	50,000	*	235	p	Apr 2002	Apr 2007
	70,810	—	—	70,810		102	p	Dec 2000	Dec 2007
	70,810	—	—	70,810		102	p	Dec 2002	Dec 2007
	125,000	—	—	125,000		40	p	Sep 2001	Sep 2008
	125,000	—	—	125,000	**	40	p	Sep 2003	Sep 2008
	250,000	—	—	250,000		22	p	Jul 2002	Jul 2009
	250,000	—	—	250,000	*	22	p	Jul 2004	Jul 2009
SAYE Scheme	12,321	—	—	12,321		140	p	Oct 2002	Mar 2003
Bonus Scheme	30,000	—	—	30,000		5	p	Apr 1999	Apr 2004
	37,010	—	—	37,010		5	p	Jul 1998	Jul 2005
	74,020	—	—	74,020		5	p	Jul 2000	Jul 2005
	—	1,250,000	—	1,250,000	**	5	p	Jul 2002	Jul 2007

	1,144,971	1,250,000	—	2,394,971

Dr E P Goldstein	2,000,000	—	—	2,000,000		40	p	Sep 2001	Sep 2008

Executive Scheme	1,000,000	—	—	1,000,000	*	40	p	Sep 2003	Sep 2008

	125,000	—	—	125,000		22	p	Jul 2002	Jul 2009
	125,000	—	—	125,000		22	p	Jul 2002	Jul 2009
Bonus Scheme	500,000	—	—	500,000		5	p	Sep 2000	Sep 2005
	—	1,750,000	—	1,750,000	**	5	p	Jul 2002	Jul 2007

	3,750,000	1,750,000	—	5,500,000

A J Weir	108,340	—	—	108,340		40	p	Dec 1995	Dec 2002
Executive Scheme	54,170	—	—	54,170		33	p	Jul 1996	Jul 2003
	101,540	—	—	101,540		36	p	Jul 1997	Jul 2004
	152,310	—	—	152,310	*	36	p	Jul 1999	Jul 2004
	24,045	—	—	24,045		210	p	Dec 2000	Dec 2006
	24,045	—	—	24,045	*	210	p	Dec 2001	Dec 2006
	61,575	—	—	61,575		102	p	Dec 2000	Dec 2007
	61,575	—	—	61,575	*	102	p	Dec 2002	Dec 2007
	125,000	—	—	125,000		40	p	Sep 2002	Sep 2007
	125,000	—	—	125,000	*	40	p	Sep 2001	Sep 2008
	250,000	—	—	250,000		22	p	Jul 2002	Jul 2009
	250,000	—	—	250,000	*	22	p	Jul 2004	Jul 2009
SAYE Scheme	32,198	—	(32,198)	—		36	p	—	—
	2,464	—	—	2,464		140	p	Oct 2002	Mar 2003
	7,392	—	—	7,392		28	p	Oct 2003	Mar 2004
Bonus Scheme	1,960	—	—	1,960		5	p	Jul 1997	Jul 2004
	3,920	—	—	3,920		5	p	July 1999	Jul 2004
	32,178	—	—	32,178		5	p	Jul 1998	Jul 2004
	64,356	—	—	64,356		5	p	July 2000	Jul 2004
	—	1,250,000	—	1,250,000	**	5	p	Jul 2002	Jul 2005

	1,482,068	1,250,000	(32,198)	2,699,870

Total	7,877,039	5,500,000	(32,198)	13,344,841

*	These are special options. They have an earliest exercise date of five years from the date of grant and are exercisable only if share price performance exceeds upper quartile FTSE 100 performance.
**	These are subject to performance criteria (see page 32).
No options were exercised by directors during the year.

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The market price of the Company’s shares at 30 April 2001, the last working day of the financial year, was 19 pence. During the year ended 30 April 2001 the market price of the Company’s share ranged from 18.25 pence to 30.25 pence.

4(a) Operating loss

Operating loss is stated after charging/(crediting):

	2003	2002	2001

	£000	£000	£000

Operating leases
—land and buildings	403	1,002	753
—plant, machinery and vehicles	30	79	158
Depreciation	1,104	1,269	2,470
Amortisation of intangible assets	270	173	146
Impairment of intangible assets	—	301	—
Restructuring costs	915	—	974
Terminated deal costs	1,454	—	—
Asset write-offs	16	582	127
(Profit)/Loss on disposal of fixed assets (excluding exceptional
profit)	(40)	177	(248)
Auditors’ remuneration: Audit fees (Company: £24,000
(2002: £22,000))	44	27	26
Other services (see below)	654	51	138

Restructuring costs: In 2003 this represents restructuring costs incurred in relation to the acquisition of RiboTargets on 23 April, 2003, and relate principally to redundancy costs.

Restructuring costs: The restructuring costs in 2001 represented restructuring costs incurred in relation to a reorganisation announced in June 2000 and related principally to redundancy costs associated with reducing permanent headcount from 230 to 140.

Terminated deal costs: this represents costs incurred in relation to the terminated merger discussions with MorphoSys A.G. and relate principally to legal and professional fees.

Auditors’ remuneration: other services in 2003 relates to proposed and completed acquisitions (£513,000) and other fees in 2003, 2002 and 2001 that have been paid in relation to taxation advice on collaborative agreements and services on Securities and Exchange Commission filings. There were no fees paid in respect of management consultancy services.

Analysis of turnover and operating loss:

	Acquisitions	Continuing	Total

	£000	£000	£000

Turnover	3	1,075	1,078
Research and development expenditure	(476)	(14,068)	(14,544)
Administrative expenses	(186)	(6,210)	(6,396)

Operating loss	(659)	(19,203)	(19,862)

4(b) Exceptional profit on disposal of fixed assets

The exceptional profit in 2002 on disposal of fixed assets of £2,505,000 arises from the agreement signed with OSI Pharmaceuticals, Inc. whereby 59 British Biotech employees transferred to OSI along with the leases of two properties and certain fixed assets.

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5 Acquisition of RiboTargets Holdings plc

On 23 April, 2003, the Group completed its merger with RiboTargets Holdings plc. which has been accounted for under the acquisition method. Under the terms of the offer made to RiboTargets shareholders, 33,375,889 shares in British Biotech plc have been issued in exchange for 100 per cent of the share capital of RiboTargets, valuing RiboTargets at £21.7 million based on a closing British Biotech share price of 65p at close of business on 22 April 2003.

Fair value adjustments are principally attributed to an onerous lease. Other adjustments are to bring accounting policies into line with the Group. Details of the book value and provisional fair value of the assets and liabilities of RiboTargets as at April 22, 2003, are set out below:

	Book values	Adjustments	Fair values

	£000	£000	£000

Intangible assets	—	—	—
Tangible assets	1,520	—	1,520
Debtors	2,521	—	2,521
Cash and short term investments	12,903	—	12,903
Cash	5,229	—	5,229
Creditors falling due within one year	(4,552)	(23)	(4,575)
Creditors falling due after more than one year	(454)	(45)	(499)
Provisions for liabilities and charges	—	(412)	(412)

Net assets acquired	17,167	(480)	16,687

Satisfied by:
Shares issued			21,695
Expenses of acquisition			3,261

Total consideration			24,956

Goodwill arising on acquisition			8,269

Goodwill of £8.3 million has been capitalised and is being amortised over three years, which is based on the directors’ estimate of useful economic life.

Net cash received on acquisition of £1,967,000 is total cash net of expenses of acquisition.

RiboTargets Holdings plc and RiboTargets Limited accounting year end is 31 December. This will be aligned with the Group during financial year 2004. The last financial statements of RiboTargets were prepared for the year ended 31 December, 2002. The summarised profit and loss account for the period from 1 January, 2003, to 22 April, 2003, the period prior to the effective date of acquisition, are as follows:

	Year ended 31 December 2002 audited	Period to 22 April 2003 unaudited

	£000	£000

Turnover	2,190	39
Operating loss	(9,074)	(6,202)
Loss before tax	(8,829)	(6,112)
Taxation	1,107	502

Loss after tax	(7,722)	(5,610)

There are no other recognised gains and losses relating to the period.

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6 Interest receivable

	2003	2002	2001

	£000	£000	£000

Bank interest	1,654	2,820	3,778

7 Interest payable

	2003	2002	2001

	£000	£000	£000

Loans repayable wholly or partly after five years (Note 25)	217	249	282
Finance leases	—	28	46
Bank overdraft	2	1	1

	219	278	329

8 Taxation

	2003	2002	2001

	£000	£000	£000

Overseas taxation refunded	—	(4)	(130)
Research and development tax credits	(1,738)	(1,604)	—

	(1,738)	(1,608)	(130)

	2003	2002	2001

	£000	£000	£000

Factors affecting the tax charge for the period
Loss before tax at 30%	(5,768)	(5,653)	(7,045)
Expenses not deductible for tax purposes	803	336	1,245
Deferred tax asset not recognised	2,892	3,311	5,800
Research and development tax credit received at 24% of losses
compared with 30% tax rate	415	402	—
Overseas taxation refunded	—	(4)	(130)
Under-provision in respect of prior year tax credit	(80)	—	—

	(1,738)	(1,608)	(130)

No liability to UK corporation tax arose during the year. The Group had losses, as computed for taxation purposes, of approximately £300 million at 30 April, 2003 (2002: £283 million; 2001 £275 million) available to be carried forward to future periods, of which £9 million (2002: £10.0 million 2001: £11 million) has been set off against the liability to deferred taxation. Losses of £35 million have yet to be agreed with the Inland Revenue.

In accordance with the provisions of the Finance Act 2000 in respect of Research and Development Allowances, the Group has recognised a £1,783,000 (2002: £1,604,000 2001: £nil) research and development tax credit relating to the year ended 30 April, 2003.

9 Loss per Ordinary share

	2003		2002		2001

Attributable loss (£000)	(17,488)		(17,234)		(23,353)
Weighted average number of shares in issue (000)—
restated for 2003, 2002 and 2001	34,107		33,362		33,318
Loss per share (basic and diluted)—restated for 2003, 2002
and 2001	(51.3	)p	(51.7	)p	(70.1	p)

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All potential Ordinary shares, including options and deferred shares, are anti-dilutive.

The 2003, 2002, and 2001 weighted average number of shares in issue and the loss per share have been restated due to the capital reorganisation (note 18).

The loss per share originally stated in 2002 was (2.6)p, and in 2001 was (3.5)p.

10 Intangible fixed assets

	Goodwill	Licence fees and patents	2003 Total	2002 Total	2001 Total

	£000	£000	£000	£000	£000

Cost
At 1 May	—	2,607	2,607	1,236	—
Acquisitions	8,269	—	8,269	1,371	1,236

At 30 April	8,269	2,607	10,876	2,607	1,236

Amortisation
At 1 May	—	620	620	146	—
Charge for the year	60	210	270	173	146
Impairment	—	—	—	301	—

At 30 April	60	830	890	620	146

Net book value at 30 April	8,209	1,777	9,986	1,987	1,090

Net book value at 1 May	—	1,987	1,987	1,090	—

Licences and patent fees represent payments made to third parties in order to acquire licences to develop their intellectual property. The accounting policy for such assets is set out in Note 1. Additions in 2002 relate to licenses to develop and commercialise MG98. Impairment in 2002 relates to the termination of the collaboration with BresaGen.

Goodwill arises on the acquisition of RiboTargets and is being amortised over three years, which is based on the directors’ estimate of useful economic life.

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11 Tangible fixed assets

	GROUP

	Freehold land and buildings	Short leasehold buildings	Plant and machinery	Fixtures and fittings	Total

	£000	£000	£000	£000	£000

Cost
At 1 May 2000	24,080	4,205	14,187	966	43,438
Additions	25	484	237	6	752
Disposals	(13,116)	—	(98)	—	(13,214)
Write-offs	—	—	(2,002)	(12)	(2,014)

At 30 April 2001	10,989	4,689	12,324	960	28,962

Additions	1,327	68	400	6	1,801
Disposals	(2,107)	(4,757)	(4,337)	(307)	(11,508)
Write-offs	(960)	—	(76)	—	(1,036)

At 30 April 2002	9,249	—	8,311	659	18,219

Additions	141	940	692	164	1,937
Acquisitions	—	292	1,146	82	1,520
Disposals	—	—	(4,205)	—	(4,205)
Transfers	(225)	—	225	—	—

At 30 April 2003	9,165	1,232	6,169	905	17,471

Depreciation
At 1 May 2000	3,062	1,499	11,119	612	16,292
Charge for the year	639	315	1,427	89	2,470
Disposals	(898)	—	(68)	—	(966)
Write-offs	—	—	(1,877)	(10)	(1,887)

At 30 April 200	2,803	1,814	10,601	691	15,909

Charge for the year	299	172	721	77	1,269
Disposals	(389)	(1,986)	(3,897)	(229)	(6,501)
Write-offs	(454)	—	—	—	(454)

At 30 April 2002	2,259	—	7,425	539	10,223

Charge for the year	353	72	559	120	1,104
Disposals	—	—	(4,007)	—	(4,007)

At 30 April 2003	2,612	72	3,977	659	7,320

Net book value at
30 April 2003	6,553	1,160	2,192	246	10,151
Net book value at
30 April 2002	6,990	—	886	120	7,996
Net book value at
30 April 2001	8,186	2,875	1,723	269	13,053

The net book value of plant and machinery includes an amount of £1,066,310 (2002: £125,000 2001: £372,000) in respect of assets held under finance leases including £1,066,310 acquired with RiboTargets. The depreciation charge for the year was £13,528 (2002: £44,000 2001: £100,000).

Capital commitments at 30 April, 2003, were as follows:

	2003	2002	2001

	£000	£000	£000

Contracted for but not provided	102	411	41

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12 Investments

	30 April 2001	Movement	30 April 2002	Movement	30 April 2003

	£’000	£’000	£’000	£’000	£’000

Cost of investments in quoted companies	1,623	—	1,623	—	1,623
Cost of shares in unquoted companies	—	1,406	1,406	—	1,406
Shares in subsidiary undertakings at cost	—	—	—	—	—
Loans to subsidiary undertakings	—	—	—	—	—
Provision	(799)	(324)	(1,123)	(799)	(1,922)

	824	1,082	1,906	(799)	1,107

Acquisition of unquoted investments in 2002 consists of the investment on MethylGene Inc.

At 30 April 2003 the Group held investments in the following companies:

Name of company	Listed Stock Exchange	Nature of business	Country of incorporation and operation

CareScience Inc.	NASDAQ	Healthcare information	United States of America
BresaGen Ltd.	Australian Stock Exchange, NASDAQ	Pharmaceuticals	Australia
MethylGene Inc.	Unlisted	Pharmaceuticals	Canada
Genesoft Inc.	Unlisted	Pharmaceuticals	United States of America

During 2001, 2002 and 2003, provision has been made for the permanent diminution in value of listed and unlisted investments by reference to the Group’s accounting policy.

13 Debtors

	2003	2002	2001

	£000	£000	£000

Interest receivable	405	636	445
Research and Development tax credits	3,261	1,604	—
Other debtors	2,183	630	4,103
Prepayments and accrued income	1,256	249	686

	7,105	3,119	5,234

Other debtors at 30 April 2003 include an amount of £nil (2002: £nil; 2001: £1,297,000) relating to the sale and leasehold of a freehold property which was not due within one year (see note 11). All other amounts fall due within one year.

Included within Research and Development tax credits is £1,636,000 in respect of RiboTargets Limited.

14 Creditors: amounts falling due after one year

	2003	2002	2001

	£000	£000	£000

Bank overdraft	—	16	21
Secured loan (see Note 24)	270	270	270
Obligations under finance leases	770	117	137
Trade creditors	2,205	4,527	5,951
Taxation and social security payable	443	239	245
Other creditors	51	55	110
Accruals and deferred income	3,756	3,383	3,810

	7,495	8,607	10,544

Included within the Group’s accruals is deferred income of £550,000 (2002: £568,000)

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15 Creditors: amounts falling due after more than one year

	2003	2002	2001

	£000	£000	£’000

Loans and other borrowings
Secured loan (see Note 25)	1,350	1,620	1,890
Obligations under finance leases	499	63	235

	1,849	1,683	2,125

Accruals and deferred income	2,298	—	317

	4,147	1,683	2,442

Loans and other borrowings are repayable as follows:
Over one and under two years	769	333	423
Over two and under five years	810	810	892
Beyond five years, by instalments	270	540	810

	1,849	1,683	2,125

16 Provisions for liabilities and charges

	Restructuring Provision	Vacant lease provision	Dilapidation provision	Total

	£000	£000	£000	£000

At 1 May 2000	—	—	300	300
Charge for the year	—	—	50	50

At 30 April 2001	—	—	350	350
Released during the year	—	—	(150)	(150)
Charge for the year	—	—	50	50

At 1 May, 2002	—	—	250	250
Charge for the year	915	412	940	2,267

At 30 April, 2003	915	412	1,190	2,517

The restructuring provision represents costs incurred in relation to the acquisition of RiboTargets on 23 April, 2003 and related principally to redundancy costs.

Where leasehold properties become vacant the Group provides for all costs, net of anticipated income, to the end of the lease or the anticipated date of the disposal or sublease. This provision is expected to be utilised over the next year.

The dilapidation provision relates principally to costs associated with the Group’s obligation to reinstate leased buildings to their original state. The provision is expected to be utilised on vacating the properties by 2014. The release during 2002 relates to the disposal of a lease commitment as part of the OSI transaction (note 4b). The charge in 2003 has been capitalised to Fixed Assets and is being depreciated over the life of the lease.

17 Deferred taxation

	2003	2002	2001

	£000	£000	£000

Excess of tax allowances over depreciation	2,818	3,009	3,299

Tax losses	(2,818)	(3,009)	(3,299)

There was no potential liability to deferred tax at 30 April, 2003, 30 April, 2002 or 30 April 2001.

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Given the uncertainty of the recoverability of the Group’s tax losses carried forward, no deferred tax asset in respect of the further available tax losses is recognised. Note 8 gives details of the tax losses available to be carried forward by the Group.

18 Share capital

	2003		2002		2001

Group and Company	Number	£000	Number	£000	Number	£000

Authorised
‘‘New’’ ordinary shares of
5 pence each	285,858,083	14,293	—	—	—	—
Deferred shares of 95p each	33,375,891	31,707	—	—	—	—
‘‘Old’’ ordinary shares of
5 pence each	—	—	920,000,000	46,000	92,000,000	46,000

Allotted, called-up and
fully paid
‘‘New’’ ordinary shares of
5 pence each	66,751,780	3,338	—	—	—	—
Deferred shares of 95p each	33,375,891	31,707	—	—	—	—
‘‘Old’’ ordinary shares of
5 pence each	—	—	667,493,141	33,375	666,511,280	33,326

		35,045	667,493,141	33,375	—	33,326

Capital Reorganisation

During the year the Company undertook a capital reorganisation. 20 Old ordinary shares of 5 pence were consolidated into one intermediate ordinary share of £1. The consolidation of Old ordinary shares into intermediate ordinary shares was immediately followed by a share capital subdivision as follows. Each intermediate ordinary share was subdivided into one New ordinary share of 5 pence and one deferred share of 95 pence.

The deferred shares are not be listed, do not confer any rights to dividend and have extremely limited other rights which render them of negligible monetary value. The Company has appointed a director of the company, Tony Weir, to execute on behalf of each holder of a deferred share a transfer of such deferred shares, for no payment, from British Biotech Shareholders to Mr Weir pursuant to restrictions attaching to the deferred shares.

On 23 April, 2003 the company issued 33,375,889 New ordinary shares of 5p each in respect of the acquisition of RiboTargets Holdings plc.

During the year the Company issued 24,665 Existing ordinary shares of 5p each in respect of share options, for which consideration of £1,000 was received (2002: £49,000 2001: £21,000).

Details of the Company’s options in issue are shown below.

Rights and restrictions attaching to the New Ordinary Shares.

The rights and restrictions attaching to the New ordinary shares are as set out in the Articles of Association, exactly equivalent to the rights and restrictions attaching to the Old ordinary shares.

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Rights and restrictions attaching to the Deferred Shares.

Income

The Deferred Shares shall carry no rights to participate in the profits of the Company.

Capital

On a return of capital in a winding up or dissolution (but not otherwise) the holders of the Deferred Shares shall be entitled to participate in the distribution of the assets of the Company pari passu with the holders of the New Ordinary Shares but only in respect of any excess of those assets above £1,000,000,000,000. The holders of the Deferred Shares shall not be entitled to any further right of participation in the assets of the Company.

Attendance and voting at general meetings

The holders of the Deferred Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

Form

The Deferred Shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable, save as referred to below or with the written consent of the directors.

Class rights

The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose.

A reduction by the Company of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and the Company shall be authorised at any time to reduce its capital (subject to and in accordance with the Companies Act) and without obtaining the consent of the holders of the Deferred Shares.

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Outstanding options

At 30 April 2003, the following options over shares had been granted to employees and directors and remained outstanding.

		2003

Date of grant	Exercised period	Number of shares	Exercise price

Executive scheme and 1992
scheme
17 December 1992	December 1995—September 2001	—	—
29 July 1993	July 1996—July 2003	7,916	£6.52
5 July 1994	July 1997—July 2004	12,692	£7.19
5 July 1994	July 1999—July 2004	43,155	£7.19
20 October 1995	October 1998—October 2005	3,847	£16.39
20 October 1995	October 2000—October 2005	4,310	£16.39
16 December 1996	December 1999—December 2006	—	£42.00
16 December 1996	December 2000—December 2006	2,460	£42.00
16 December 1996	December 2001—December 2006	2,460	£42.00
14 April 1997	April 2000—April 2007	2,500	£47.00
14 April 1997	April 2002—April 2007	2,500	£47.00
10 July 1997	July 2000—July 2007	517	£71.00
10 July 1997	July 2002—July 2007	517	£31.00
24 September 1997	September 2002—September 2007	5,675	£33.40
13 October 1997	October 2002—October 2007	1,250	£24.00
26 November 1997	November 2000—November 2007	15,909	£22.00
26 November 1997	November 2002—November 2007	—	£22.00
15 December 1997	December 2000—December 2007	31,433	£20.30
15 December 1997	December 2002—December 2007	72,408	£20.30
6 March 1998	March 2003—March 2008	—	—
30 September 1998	September 2000—September 2008	22,500	£8.00
30 September 1998	September 2003—September 2003	53,750	£8.00
1 July 1999	July 2002—July 2009	35,125	£4.40
1 July 1999	July 2004—July 2009	75,000	£4.40
26 January 2000	January 2003—January 2010	7,500	£6.00
26 January 2000	January 2005—January 2010	5,000	£6.00

		408,424

SAYE scheme
27 August 1996	October 2003—March 2004	104	£32.20
20 August 1998	October 2003—March 2004	7,022	£5.60

		7,126

Deferred Share Bonus Scheme

		2003

Date of Grant	Exercise period	Number of shares	Exercise price

16 December, 1996	December 1998—December 2003	479	£1
14 April, 1997	April 1999—April 2004	1,500	£1
10 July, 1997	July 1997—July 2004	477	£1
10 July, 1997	July 1999—July 2004	480	£1
6 March 1998	March 2000-March 2005	—	£1
31 July, 1998	July 1998—July 2005	5,050	£1
31 July, 1998	July 2000—July 2005	8,458	£1
30 September, 1998	September 2000—September 2005	25,000	£1
1 July, 1999	July 2001—July 2006	5,483	£1
26 January, 2000	January 2002—January 2007	10,000	£1
17 July, 2000	July 2002—July 2007	367,389	£1
13 December, 2000	December 2002—December 2007	7,924	£1
13 February, 2001	February 2003—February 2008	7,500	£1
22 August, 2001	August 2003—August 2008	455,530	£1
06 January, 2003	January 2005—January 2010	52,000	£1

		947,270

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British Biotech Discretionary Share Option Plan

		2003

Date of grant	Exercise period	Number of shares	Exercise price

23 April, 2003	April 2006—April 2013	2,700,840	0.585	p

		2,700,840

(i) The exercise period was extended by the option holder requesting a contribution holding.

Option Deed

		2003

Date of grant	Exercise period	Number of shares	Exercise price

25 April, 2003	April 2003—April 2013	2,670,071	1.00

		2,670,071

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Outstanding options

At 30 April 2002 and 30 April 2001, the following options over shares had been granted to employees and directors and remained outstanding (not restated following the share consolidation of 23 April 2003.)

		2002	2001

Date of grant	Exercised period	Number of shares	Number of shares	Exercise price (pence)

Executive scheme and 1992
scheme
17 December 1992	December 1995—September 2001	189,590	352,100	40p
29 July 1993	July 1996—July 2003	185,410	320,830	33p
5 July 1994	July 1997—July 2004	304,620	609,240	36p
5 July 1994	July 1999—July 2004	964,650	1,624,670	36p
20 October 1995	October 1998—October 2005	112,530	194,640	82p
20 October 1995	October 2000—October 2005	101,510	172,580	82p
16 December 1996	December 1999—December 2006	13,850	116,225	210p
16 December 1996	December 2000—December 2006	64,775	292,665	210p
16 December 1996	December 2001—December 2006	529,245	614,280	210p
14 April 1997	April 2000—April 2007	50,000	50,000	235p
14 April 1997	April 2002—April 2007	50,000	50,000	235p
10 July 1997	July 2000—July 2007	10,355	10,355	155p
10 July 1997	July 2002—July 2007	197,285	197,285	155p
24 September 1997	September 2002—September 2007	113,500	113,500	167p
13 October 1997	October 2002—October 2007	25,000	25,000	120p
26 November 1997	November 2000—November 2007	318,180	318,180	110p
26 November 1997	November 2002—November 2007	—	318,180	110p
15 December 1997	December 2000—December 2007	1,239,690	4,282,680	102p
15 December 1997	December 2002—December 2007	1,502,410	1,685,800	102p
6 March 1998	March 2003—March 2008	—	600,000	89p
30 September 1998	September 2000—September 2008	3,050,000	3,775,000	40p
30 September 1998	September 2003—September 2003	2,325,000	2,525,000	40p
1 July 1999	July 2002—July 2009	1,255,000	2,007,500	22p
1 July 1999	July 2004—July 2009	1,255,000	1,807,500	22p
26 January 2000	January 2003—January 2010	150,000	225,000	30p
26 January 2000	January 2005—January 2010	100,000	200,000	30p

		14,107,600	22,488,210

SAYE scheme
10 August	September 2001—February 2002	—	196,362	29p
8 August 1995	September 2000—February 2003	32,107	38,528	36p
27 August 1996	October 2001—March 2002(i)	3,709	36,533	186p
27 August 1996	October 2003—March 2004	2,096	2,096	186p
21 August 1997	October 2002—March 2003	39,573	75,301	140p
21 August 1997	October 2004—March 2005	—	15,875	140p
20 August 1998	October 2001—March 2002(i)	38,302	642,079	28p
20 August 1998	October 2003—March 2004	158,940	348,684	28p
20 August 1998	October 2005—March 2006	—	125,355	28p
19 August 1999	October 2002—March 2003	372,961	585,112	20p

		647,688	2,065,925

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Deferred Share Bonus Scheme

		2002	2001

Date of Grant	Exercise period	Number of shares		Exercise price

16 December, 1996	December 1998—December 2003	13,570	24,770	5p
14 April, 1997	April 1999—April 2004	30,000	30,000	5p
10 July, 1997	July 1997—July 2004	9,553	32,133	5p
10 July, 1997	July 1999—July 2004	9,608	72,650	5p
6 March 1998	March 2000-March 2005	—	200,000	5p
31 July, 1998	July 1998—July 2005	114,436	151,985	5p
31 July, 1998	July 2000—July 2005	196,000	407,100	5p
30 September, 1998	September 2000—September 2005	500,000	500,000	5p
1 July, 1999	July 2001—July 2006	672,867	925,499	5p
26 January, 2000	January 2002—January 2007	200,000	275,000	5p
17 July, 2000	July 2002—July 2007	7,908,250	14,795,400	5p
13 December, 2000	December 2002—December 2007	174,250	329,500	5p
13 February, 2001	February 2003—February 2008	150,000	186,800	5p
22 August, 2001	August 2003—August 2008	9,510,000	—	5p
06 January, 2003	January 2005—January 2010	—	—	5p

		19,488,534	17,930,837

British Biotech Discretionary Share Option Plan

		2003	2002	2001

Date of grant	Exercise period	Number of shares	Number of shares	Number of shares	Exercise price

23 April, 2003	April 2006—April 2013	2,700,840	—	—	0.585p

		2,700,840	—	—

(i) The exercise period was extended by the option holder requesting a contribution holding.

Option Deed

		2003	2002	2001

Date of grant	Exercise period	Number of shares	Number of shares	Number of shares	Exercise price

25 April, 2003	April 2003—April 2013	2,670,071	—	—	1.00

		2,670,071	—	—

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19 Reconciliation of movements in shareholders’ funds

	Share capital	Share premium	Other reserve	Profit and Loss account	Total

	£000	£000	£000	£000	£000

At 1 May 2000	33,307	298,613	10,008	(246,745)	95,183
Loss for the year	—	—	—	(23,353)	(23,353)
Credit for bonus shares awarded	—	—	—	—	—
Issues of shares	19	2	—	—	21
Exchange differences	—	—	—	25	25

At 30 April 2001	33,326	298,615	10,008	(270,073)	71,876
Loss for year	—	—	—	(17,234)	(17,234)
Credit for bonus shares awarded	—	—	—	188	188
Issue of shares	49	—	—	—	49
Exchange differences	—	—	—	3	3

At 30 April 2002	33,375	298,615	10,008	(287,116)	54,882
Loss for the year	—	—	—	(17,488)	(17,488)
Allotment of shares	1	—	—	—	1
(Debit) for bonus scheme share options
awarded	—	—	—	(611)	(611)
Issue of shares in respect of acquisition	1,669	—	20,026	—	21,695
Expense on issue of shares	—	(363)	—	—	(363)
Translation of foreign subsidiaries	—	—	—	—	—

At 30 April 2003	35,045	298,252	30,034	(305,215)	58,116

The share premium account is a non-distributable reserve.

The other reserves arise from application of merger relief on the acquisition of RiboTargets Holdings plc, and on consolidation of the premium on the issue of shares by British Biotech Pharmaceuticals Limited prior to the acquisition of its entire issued share capital by British Biotech plc in 1989. In the group, the ultimate amount of goodwill written off against reserves in £91,000 (2002: £91,000; 2001: £91,000).

Total shareholder funds consist of equity interests of £26,409,000 and non-equity interests of £31,707,000. Non-equity interests consist of 33,375,889 Deferred shares of 95p. The Deferred shares carry no voting rights and no rights to participate in the profits of the Company. On a return of capital in a winding up or dissolution (but not otherwise) the holders are entitled to a distribution in excess of assets distributed above £1,000,000,000,000. Further details of the rights of the Deferred shares are given in note 18.

20 Returns on investments and servicing of finance

	2003	2002	2001

	£000	£000	£000

Interest received	1,885	2,629	3,985
Interest paid	(219)	(250)	(283)
Interest element of finance lease payments	—	(28)	(46)

Net cash inflow from returns on investments and servicing of
finance	1,666	2,351	3,656

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21 Capital expenditure

	2003	2002	2001

	£000	£000	£000

Purchase of tangible fixed assets	(997)	(1,801)	(752)
Sale of tangible fixed assets	222	7,264	11,198
Purchase of fixed asset investments	—	(1,406)	(1,623)
Purchase of intangible fixed assets	—	(1,371)	(1,236)

Net cash (outflow)/inflow from capital expenditure	(775)	2,686	7,587

The cash inflow on the disposal of fixed assets arising from the OSI transaction described in note 4(b) was £7,176,000

22 Financing

	2003	2002	2001

	£000	£000	£000

Issue of Ordinary share capital	1	49	21
Share issue costs	(216)	—	—
Debt due within one year: repayment of secured loan	(270)	(270)	(270)
Capital element of finance lease payments	(180)	(121)	(132)

Net cash outflow from financing	(665)	(342)	(381)

23 Analysis of changes in net funds

	At 1 May 2000	Cash flow	Exchange movement	Other movements	At 30 April 2001

	£000	£000	£000	£000	£000

Cash	350	244	62	—	656
Short term investments	—	—	—	—	—
Short term deposits	75,609	(11,254)	—	—	64,355
Bank overdraft	(285)	264	—	—	(21)

	75,674	(10,746)	62	—	64,990

Secured loan due after one year ****	(2,160)	—	—	270	(1,890)
Secured loan due within one year **	(270)	270	—	(270)	(270)
Finance leases	(504)	132	—	—	(372)

	72,740	(10,344)	62	—	62,458

	At 1 May 2001	Cash flow	Exchange movement	Other movements	At 30 April 2002

	£000	£000	£000	£000	£000

Cash	656	(366)	18	—	308
Short term investments	—	2,137	—	—	2,137
Short term deposits	64,355	(16,386)	—	—	47,969
Bank overdraft	(21)	5	—	—	(16)

	64,990	(14,610)	18	—	50,398
Secured loan due after one year	(1,890)	—	—	270	(1,620)
Secured loan due within one year	(270)	270	—	(270)	(270)
Finance leases	(372)	121	—	71	(180)

	62,458	(14,219)	18	71	48,328

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	At 1 May 2002	Cash flow	Acquisition	Exchange movement	Other movements	At 30 April 2003

	£’000	£’000	£’000	£’000	£’000	£’000

Cash	308	(43)	—	29	—	294
Short term investments	2,137	1,451	12,903	—	—	16,491
Short-term deposits	47,969	(20,828)	—	—	—	27,141
Bank overdraft	(16)	16	—	—	—	—

	50,398	(19,404)	12,903	29	—	43,926
Secured loan due after one year	(1,620)	—	—	—	270	(1,350)
Secured loan due within one year	(270)	270	—	—	(270)	(270)
Finance leases	(180)	180	(1,269)	—	—	(1,269)

	48,328	(18,954)	11,634	29	—	41,037

Cash consists solely of costs at bank and in hand.

Short-term deposits and short term investments are aggregated on the balance sheet. Cash flows from short-term deposits and short term investments are reported in the cash flow statement under the heading ‘‘Management of liquid resources. Short-term deposits have a maturity period of more than 24 hours but less than 12 months.’’ They are repayable on demand subject, in some instances, to the payment of certain expenses. Short-term investments are investments in a money market managed fund that is repayable within 48 hours.

24 Financial instruments related disclosure

The Group has no financial instruments held for trading purposes.

All the Group’s provisions, debtors and creditors falling due within one year (other than the bank overdraft and secured loan) have been excluded from the disclosures below either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

Treasury policy

Liquidity: The company has no short term funding requirements as it has sufficient net cash balances to meet its annual net operating costs for the medium term. The Company ensures that funds held on deposit have a range of maturity dates which allow its cash requirements to be met as they fall due.

Interest rate risk: The Company places surplus funds on deposit with a range of major international banks and building societies. Short-term deposits are for fixed rates of interest and the investment objective is to achieve market returns while protecting the capital value. Short-term investments are investments in a money managed fund that is repayable within 24 hours.

Foreign exchange risk: The Group’s operation do not have significant assets or liabilities denominated in currencies other than sterling. Wherever possible, expenditure in foreign currencies is matched with receipts the same currency.

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Interest rate risk profile

The interest rate profile of the Group’s financial assets and liabilities are:

	2003			2002			2001

	Floating Rate	Fixed Rate	Total	Floating Rate	Fixed Rate	Total	Floating Rate	Fixed Rate	Total

	£000	£000	£000	£000	£000	£000	£000	£000	£000

Financial liabilities
Sterling bank overdraft	—	—	—	—	—	—	21	—	21
US dollar bank overdraft	—	—	—	16	—	16	—	—	—
Sterling secured loan(i)	—	1,620	1,620	—	1,890	1,890	—	2,160	2,160
Finance leases(iv)	—	1,269	1,269	—	180	180	—	372	372

	—	2,889	2,889	16	2,070	2,086	21	2,532	2,553

Financial assets
Sterling cash at bank and in hand	136	—	136	300	—	300	100	—	100
Euro cash at bank and in hand	11	—	11				556	—	556
US dollar cash at bank and in hand	147	—	147	8	—	8	—	—	—
Sterling short term investment(iii)	16,491	—	16,491	2,137	—	2,137	64,355	—	64,355
Sterling short-term deposits(ii)	—	27,141	27,141	—	47,969	47,969	—	—	—
US dollar investment	70	—	70	98	—	98	175	—	175
Australian dollar investment	109	—	109	402	—	402	649	—	649
Canadian dollar investment	928	—	928	1,406	—	1,406	—	—	—

	17,892	27,141	45,033	4,351	47,969	52,320	65,835	—	65,835

(i) The secured loan is for a term of 20 years from 14 April, 1989, and is secured by a fixed charge over three of the Group’s freehold properties. Interest is fixed at 12.13 per cent per annum throughout the term. The loan is repayable quarterly in arrears by equal instalments. The weighted average period until maturity is six years. (2002: seven; 2001: eight)

(ii) The fixed rate short-term deposits are placed with a range of banks and building societies at fixed terms ranging between overnight and 12 months and at fixed rates ranging between 3.55 per cent and 4.12 per cent.

(iii) The floating rate short term investments are invested in a money market managed fund with a weighted average maturity of less than 120 days and is repayable within 48 hours.

(iv) The finance leases were all in sterling at fixed rates of interest. The weighted average interest rate and period remaining on liabilities at 30 April, 2003, was 8.6 per cent and 2.1 years.

Borrowing facilities

The Group has no significant undrawn committed borrowing facilities at 30 April, 2003.

Foreign currency exposure

One of the Group’s operations, British Biotech Pharmaceuticals Limited, has net monetary assets of £0.1 million (2002: £0.1 million 2001: £0.7 million) denominated in US dollars, £0.1 million (2001: £0.4 million 2001: £0.6 million) denominated in Australian dollars and £0.9 million (2002: £1.4 million 2001: £nil) denominated in Canadian dollars.

Fair value of financial assets and liabilities

There is no significant difference between the fair value and the carrying value of the Group’s financial assets and liabilities at 30 April, 2003, and 30 April, 2002, except for the secured loan and fixed asset investments. The fair value of the loan at £1.9 million (2002: £2.7 million 2001: £3 million) was calculated using a discounted cash flow method as market values were unavailable. The book value of the loan at 30 April, 2003, was £1.6 million (2002: £1.8 million 2001: £2.2 million). The market value of the Group’s listed investments at 30 April, 2003, was £179,000 (2002: £500,000; 2001: £600,000).

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25 Operating lease commitments

Annual commitments for the Group under operating leases are as follows:

	2003		2002		2001

	Land and Buildings	Plant, machinery and vehicles	Land and buildings	Plant, machinery and vehicles	Land and buildings	Plant, machinery and vehicles

	£000	£000	£000	£000	£000	£000

Expiring within one year	11	5	—	10	—	12
Expiring in the second to fifth years	—	26	—	21	—	37
Expiring after five years	1,638	—	397	—	1,799	—

	1,649	31	397	31	1,799	49

26 Financial commitments and contingencies

The Group has commitments of up to £12.45m (2002: nil, 2001: nil) and US$13.25 million (2002 US$13.25 million 2001: US$18 million) which are contingent upon successful product development, registration and approval.

27 Legal matters

Class Law, an English firm of solicitors, has made allegations, on behalf of a number of its clients who are or were shareholders in British Biotech, that those clients have suffered loss as a result of statements made by the Company and its directors over a period of years. Class Law allege these statements were false or misleading. They have indicated recently that one of their clients intends issuing legal proceedings against the Company. The amount claimed by this client would not be material. However to date no proceedings have been served on the Company by any of Class Law’s clients. The Company has taken legal advice and, although it is not able to assess these claims with accuracy because of a lack of information in relation to them (although this information has been requested from Class Law on a number of occasions), it does not believe that the claims alleged will have a significant effect upon the financial position of British Biotech or the British Biotech Group as a whole.

Save as is set out above, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which British Biotech is aware) which may have or have had during the 12 months preceding the date of this document, a significant effect on the financial position of British Biotech and the British Biotech Group as a whole.

28 Post balance sheet events

On 3 July, 2003, the boards of British Biotech and Vernalis Group plc announced that they had unanimously agreed the terms of a recommended merger of the two companies. Under the terms of the proposed merger, British Biotech will offer 0.861 new British Biotech shares for each Vernalis share. The proposed merger is expected to be completed during the third quarter of 2003 and is subject to, among other things, approval by British Biotech shareholders. It is intended that the Merged Group will be called Vernalis and be headquartered in Winnersh near Reading with R&D facilities in Winnersh and in Cambridge.

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PART III

Financial Information Relating to Vernalis

Basis of Financial Information

The financial information contained in this Part III does not constitute statutory accounts within the meaning of section 240 of the Act. The financial information for the years ended 31 December 2000, 31 December 2001 and 31 December 2002 has been extracted, without material adjustment, from the full audited consolidated accounts of Vernalis Group plc for those periods. Copies of the accounts for these three periods have been delivered to the Registrar of Companies in England and Wales. The auditors of Vernalis have made a report under section 235 of the Act in respect of the statutory consolidated accounts for the years ended 31 December 2000, 31 December 2001 and 31 December 2002. Such reports were unqualified and did not contain a statement under section 237(2) or (3) of the Act; the report for the year ended 31 December 2002 drew shareholders’ attention to a fundamental uncertainty with regard to going concern, although the opinion was not qualified in this respect.

Consolidated Profit and loss account for the years ended 31 December

	Note	2002		2001		2000

		£’000		£’000		£’000

Turnover	2	5,882		13,828		2,928
Cost of sales		(307)		—		—

Gross profit		5,575		13,828		2,928
Research and development expenses		(18,010)		(20,431)		(18,617)
Administrative expenses
—amortisation of goodwill and other intangible
assets		(2,625)		(1,791)		(1,995)
—other		(4,432)		(3,178)		(4,469)
—total		(7,057)		(4,969)		(6,464)
Other operating (expenses)/income		(197)		164		(20)

Operating loss		(19,689)		(11,408)		(22,173)
Share of operating loss in associate		—		—		(256)

Total operating loss: Vernalis Group and share of associate		(19,689)		(11,408)		(22,429)
Profit on disposal of associate		—		—		737
Costs of restructuring		—		—		(2,609)

Losses on ordinary activities before interest and taxation	3	(19,689)		(11,408)		(24,301)
Interest receivable and similar income	7	2,133		833		1,401
Interest payable and similar charges	8	(556)		(607)		(39)

Loss on ordinary activities before taxation		(18,112)		(11,182)		(22,939)
Tax on loss on ordinary activities	9	2,029		1,291		1,719

Loss on ordinary activities after taxation	23	(16,083)		(9,891)		(21,220)

Basic and diluted loss per ordinary share	11	(38	)p	(23	)p	(53	)p

There is no difference between the loss on ordinary activities after taxation and the loss for the years stated above, and their historical cost equivalents.

There are no recognised gains and losses other than the losses above and therefore no separate statement of recognised gains and losses has been presented.

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All results arise from continuing activities except for the share of loss in associate in the year ended 31 December 2000 (see Note 6).

Consolidated balance sheets as at 31 December

	Note	2002	2001	2000

		£’000	£’000	£’000

Fixed assets
Intangible assets	12	19,775	22,400	7,014
Tangible assets	13	1,743	2,435	2,332
Investments	14	—	82	222

		21,518	24,917	9,568
Current assets
Stocks		8	—	—
Debtors	15	3,511	3,120	3,558
Investments	16	9,071	17,921	20,800
Cash at bank and in hand		12	50	7

		12,602	21,091	24,365
Creditors—amounts falling due within one year	17	(11,326)	(16,256)	(5,275)

Net current assets		1,276	4,835	19,090

Total assets less current liabilities		22,794	29,752	28,658
Creditors—amounts falling due after more than one year
6.5% convertible loan 2007	19	(7,000)	—	—
Other creditors	18	(16,119)	(14,135)	(3,569)

		(23,119)	(14,135)	(3,569)

Net (liabilities)/assets		(325)	15,617	25,089

Capital and reserves
Called up share capital	22	4,298	4,285	4,252
Share premium account	23	86,993	86,875	86,572
Other reserves	25	20,726	20,716	20,633
Profit and loss account (deficit)	23	(112,342)	(96,259)	(86,368)

Equity shareholders’ (deficit)/funds	26	(325)	15,617	25,089

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Consolidated Cash Flow Statements for the years ended 31 December

	Note	2002	2001	2000

		£’000	£’000	£’000

Net cash outflow from operating activities	29	(14,006)	(8,395)	(22,658)

Returns on investments and servicing of finance
Interest received		673	946	1,703
Interest paid		—	—	(11)
Interest paid on convertible loan		(228)	—	—
Interest element of finance lease rental payments		(81)	(115)	(28)

Net cash inflow from returns on investments and servicing of finance		364	831	1,664

Taxation		1,488	1,573	—

Capital expenditure and financial investment
Purchase of intangible fixed assets		(3,227)	—	—
Purchase of tangible fixed assets		(406)	(1,061)	(999)
Disposal of tangible fixed assets		16	9	38

Net cash outflow from capital expenditure and financial investment		(3,617)	(1,052)	(961)

Acquisitions and disposals
Cash at bank and in hand acquired with subsidiary		—	—	84
Sale of investment in associate		—	—	2,500
Investment in associate		—	—	(1,000)

Net cash inflow from acquisitions and disposals		—	—	1,584

Net cash outflow before use of liquid resources and financing		(15,771)	(7,043)	(20,371)
Management of liquid resources	29	8,850	2,879	11,298

Net cash outflow before financing		(6,921)	(4,164)	(9,073)
Financing
Net proceeds of shares issued and options exercised		141	419	5,192
Repayment of capital element of finance leases		(258)	(277)	(341)
Proceeds from new finance leases secured on existing assets		—	548	282
New loans		7,000	3,517	3,405

Cash inflow from financing		6,883	4,207	8,538

(Decrease)/increase in cash in the period	29	(38)	43	(535)

NOTES TO THE FINANCIAL INFORMATION

1. Accounting policies

Basis of accounting

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom. A summary of the more important accounting policies which have been applied consistently throughout the years is set out below.

Basis of preparation—going concern

The financial information has been prepared on the going concern basis. This assumes the receipt of net proceeds of £14.1 million from the Placing and Open Offer announced by the Vernalis Group on 1 May 2003. Whilst the Placing and Open Offer has been fully underwritten, it is conditional, inter alia, on shareholder approval at an EGM. If the Placing and Open Offer does not proceed, Vernalis would need to take immediate action to curtail expenditure on its research and development activities until further funds are available. In these circumstances, Vernalis would also need to seek alternative sources of funding to ensure the continuation of its business. The directors would therefore immediately pursue other strategic options, which could include securing alternative sources of funding from, for example, further collaborations with partners and the sale of part of Vernalis’ future royalties for frovatripan, although the terms under which such funds might be secured are likely to be disadvantageous. If Vernalis were unable to secure alternative sources of finance, adjustments would have to be made to reduce the balance sheet values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify fixed assets and long-term liabilities as current assets and liabilities.

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New accounting standard

FRS 18 (Accounting policies) has been adopted in 2001, but this did not result in any change being made to the Vernalis Group’s accounting policies and estimates.

The Vernalis Group has adopted FRS19 (Deferred tax) during 2002. The adoption of FRS19 has had no impact on the figures in the current year figures, nor on prior periods.

Basis of consolidation

The consolidated profit and loss account and balance sheet include the accounts of Vernalis and all its subsidiary companies made up to the end of the financial period. Intercompany transactions are eliminated on consolidation and the consolidated accounts reflect external transactions only.

The identifiable assets and liabilities of subsidiaries accounted for under acquisition accounting principles are included in the consolidated balance sheet at their fair values at the date of acquisition. The results and cash flows of such subsidiaries are brought into the Vernalis Group accounts only from the date of acquisition.

The merger method of accounting is adopted by the Vernalis Group in respect of applicable business combinations.

Goodwill

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the underlying net assets acquired.

The goodwill arising is capitalised as an intangible asset or, when arising in respect of an associate or joint venture, is recorded as part of the related investment.

Goodwill is amortised on a straight-line basis from the time of acquisition over its estimated useful economic life.

If an undertaking is subsequently divested, the appropriate unamortised goodwill is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on disposal.

Other intangible assets

Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Provision is made for any impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.

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Fixed asset investments

Fixed asset investments are carried at cost less any provision for impairment.

Current asset investments

Current asset investments are valued at the lower of cost and net realisable value at the balance sheet date.

Tangible fixed assets

Tangible fixed assets are stated at historic cost less depreciation. Historic cost comprises the purchase price together with any incidental costs of acquisition. Depreciation is calculated to write off cost, less estimated residual values, of tangible fixed assets on a straight-line basis over their expected useful economic lives. The annual depreciation rate applied are as follows:

Leasehold improvements	20%
Fixtures and fittings	20%
Computer equipment	33 1 /3%
Laboratory equipment	20%

Stocks

Stocks are carried at the lower of cost and net realisable value.

Deferred taxation

Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events, that result in an obligation to pay more tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that it is considered more likely than not that they will be recoverable. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling on the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Differences arising due to exchange rate fluctuations are taken to the profit and loss account in the year in which they arise.

Research and development

Expenditure arising on these activities is written off as incurred except where assets are acquired or constructed in order to provide facilities for research and development over a number of years. These assets are capitalised and depreciated over their useful lives. Expenditure relating to clinical trials is accrued on a percentage of completion basis with reference to fee estimates with third parties.

Finance and operating leases

Costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the terms of the lease. Leasing agreements which transfer to Vernalis substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of both a capital and an interest element. The capital element is applied to reduce the outstanding obligations under the leasing commitments and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the relevant least term and the useful economic life of equivalent owned assets.

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Employee share ownership plan (ESOP) shares and save as you earn (SAYE) schemes

Shares held for the continuing benefit of Vernalis’ business under ESOP arrangements are included in the financial information of the Vernalis Group and Vernalis, in accordance with generally accepted accounting practices, and are classified as fixed assets and carried at cost less provisions for permanent diminution in value. Where the shares are conditionally gifted or put under option to employees at below their book value, the difference between book value and residual value (nil in the case of a gift, or the option price) is charged as an operating cost on a straight-line basis over a period ending on the date that the gift becomes unconditional or the option can be exercised. If the performance criteria are not met, then title of the share will not pass. Vernalis takes advantage of the exemption under UITF 17 in respect of SAYE schemes.

Financial instruments

Currently, the Vernalis Group does not enter into derivative financial instruments and has no financial liabilities other than finance leases, loans and trade creditors. Against the background financial assets and liabilities are recognised and cease to be recognised on the basis of when the related legal titles or obligations pass to or from the Vernalis Group. Financial assets and liabilities are shown at the lower of cost to the Vernalis Group and fair value, as determined by reference to the market value of the asset or liability.

Pensions

The Vernalis Group operates a defined contribution scheme. The assets of the scheme are held separately from those of the Vernalis Group in independently administered funds. Pension fund contributions are charged to the profit and loss account in the period in which payments are payable to the pension fund.

Turnover

Turnover, which excludes value added tax, represents the value of goods and services supplied. Non-refundable access fees, option fees and milestone payments received for participation by a third party in commercialisation of a compound are recognised when they become contractually binding provided there are no related commitments of the Vernalis Group and that recoverability is assured. Where there are related commitments, revenue is recognised on a percentage of completion basis in line with the actual levels of expenditure incurred in fulfilling these commitments. All other licence income and contract research fees are recognised over the accounting period to which the relevant services relate. Product sales are recognised on despatch to the customer.

Related party transactions

In accordance with FRS 8 ‘‘Related party disclosures’’, Vernalis discloses details of material transactions between the reporting entity and related parties. However, transactions between Vernalis and other Vernalis Group companies have not been disclosed, in accordance with the exemption in FRS 8 paragraph 3(a).

2. Segmental analysis

The Vernalis Group presently operates one primary business, being the research and development of pharmaceutical products for a range of medical disorders. Turnover, loss on ordinary activities before taxation and net assets are wholly attributable to this activity and originate exclusively in the United Kingdom. A geographical analysis of turnover by destination according to the country of registration of the fee paying parties is set out below.

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	2002	2001	2000

	£’000	£’000	£’000

United Kingdom	—	—	304
Rest of Europe	5,882	13,828	2,624

	5,882	13,828	2,928

The Vernalis Group derives turnover from a variety of revenue streams including out-licensing agreements and sales of products. A split of turnover by type is given below.

	2002	2001	2000

	£’000	£’000	£’000

Products and sales	329	727	304
Royalties	734	—	—
Licence fees and other similar research related income	4,819	13,101	2,624

	5,882	13,828	2,928

3. Vernalis Group operating loss

	2002	2001	2000

	£’000	£’000	£’000

Vernalis Group operating loss is stated after charging/(crediting):
Operating lease rentals:
Plant and machinery	46	53	188
Other (including land and buildings) (net of sublease income of £0.3 million (2001: £0.2 million; 2000: £Nil)	730	608	990
Loss/(profit) on disposal of fixed assets	1	(9)	6
Depreciation charge for the year:
Tangible owned fixed assets	741	650	1,058
Tangible fixed assets held under finance leases	340	308	238
Amortisation charge for the year
Goodwill	1,790	1,791	1,995
Other intangible assets	835	—	270
Exceptional redundancy costs (see below)	712	—	—
Auditors’ remuneration for:
Audit	90	70	79
Non-audit services (see below)	195	336	557
Net exchange differences on foreign currency borrowings less deposits	(14)	(3)	(46)

The exceptional redundancy cost of £0.7 million relates to the cost of a redundancy programme which was undertaken by Vernalis during October and November 2002.

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Non-audit services provided by PricewaterhouseCoopers, who were the auditors prior to the appointment of PricewaterhouseCoopers LLP, were as follows:

	2002	2001	2000

	£’000	£’000	£’000

SEC and UKLA regulatory work	123	247	370
Acquisition services	—	—	77
Taxation advice	72	53	98
Other	—	36	12

	195	336	557

4. Directors’ emoluments

	2002	2001	2000

	£’000	£’000	£’000

Aggregate emoluments	1,241	1,015	1,451
Company pension contributions to money purchase scheme	47	42	98
Compensation to past directors for loss of office	—	—	449

Vernalis’ pension contributions are in respect of two directors (2001: two directors and 2000: four directors)

The total gain on exercise of share options in the year by directors was £nil (2001: £35,789 and 2000: £161,868)

The aggregate remuneration paid to directors who served during 2002, including remuneration paid through subsidiaries of Vernalis, was as follows:

	Base salary	Supplementary allowance	(4)	Total salary	Bonuses	(1)	Fees	Benefits in kind	(5)	Aggregate emoluments 2002	Company pension contributions to money purchase schemes 2002

	£’000	£’000		£’000	£’000		£’000	£’000		£’000	£’000

Executive directors
R G Mansfield(a)	285.0	71.3		356.3	68.4		—	3.7		428.4	—
P B Worrall	152.0	38.0		190.0	31.9		—	1.6		223.5	—
C T Dourish	170.0	12.1		182.1	35.7		—	6.6	(2)	224.4	25.4	(3)
J B Hutchison	150.0	15.7		165.7	31.5		—	1.6		198.8	21.8	(3)
Non-executive directors
G M Kennedy	—	—		—	—		55.0	—		55.0	—
Sir William Asscher(b)	—	—		—	—		24.8	—		24.8	—
P R Read	—	—		—	—		33.0	—		33.0	—
M E Jaffe	—	—		—	—		33.0	—		33.0	—
C C Ferguson(c)	—	—		—	—		19.7	—		19.7	—

	757.0	137.1		894.1	167.5		165.5	13.5		1,240.6	47.2

(a)	Robert Mansfield was the highest paid director in each year.
(b)	Sir William Asscher resigned from the board on 24 May 2002. His remuneration in 2002 is shown from 1 January.
(c)	Carol Ferguson was appointed to the board on 24 May 2002. Her remuneration is 2002 is shown from the date of her appointment.
Notes
1)	Represents amounts accrued but not yet paid with respect to the year ended 31 December 2002. No bonus for this period has yet been declared by the Vernalis remuneration committee.
2)	This figure includes the benefit in respect of a company car provided to Dr Colin Dourish in his previous capacity as a director of VRL, which he retained during part of 2002.
3)	This amount relates to total contributions paid by Vernalis Group companies to the personal pension schemes of Dr Colin Dourish and Dr John Hutchison.

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4)	Supplementary allowances are paid to directors to contribute towards personal pension schemes (unless paid for directly by Vernalis) and company cars.
5)	Benefits in kind include the provision of medical insurance for all directors and, in addition, the provision of fuel for Robert Mansfield.

Robert Mansfield resigned as Chief Executive Officer on 20 March 2003 and, by agreement with the board, left Vernalis’ employment with effect from that date. He received a payment in lieu of notice in accordance with his contractual entitlement.

The aggregate remuneration paid to directors who served during 2001, including remuneration paid through subsidiaries of Vernalis, was as follows:

		Base salary	Supplementary allowance	(4)	Bonuses	(1)	Fees	Benefits in kind	(5)	Total 2001	Pension

		£’000	£’000		£’000		£’000	£’000		£’000	£’000

Executive directors
R G Mansfield	(a)	271.5	72.0		—		—	3.8		347.3	—
C T Dourish		154.0	5.3		—		—	13.2	(2)	172.5	21.6	(3)
J B Hutchison		144.0	14.8		—		—	1.5		160.3	20.5	(3)
P B Worrall		144.5	40.2		—		—	1.5		186.2	—
Non-Executive directors
G M Kennedy		—	—		—		55.0	—		55.0	—
Sir William Asscher		—	—		—		31.3	—		31.3	—
M E Jaffe		—	—		—		28.0	—		28.0	—
P R Read		—	—		—		32.3	—		32.3	—
J L Curnock Cook	(b)	—	—		—		2.1	—		2.1	—

		714.0	132.3		—		148.7	20.0		1,015.0	42.1

(a)	Robert Mansfield was the highest paid director in each year.
(b)	Jeremy Curnock Cook resigned from the board on 15 February 2001. His remuneration in 2001 is shown from 1 January 2001 until this date.
Notes
1)	The Vernalis board has decided not to declare the payment of a bonus, despite the achievement of key corporate objectives during the period. In reaching its decision, the Vernalis board took into account Vernalis’ financial position and the adverse market conditions affecting the biotechnology sector generally.
2)	This figure includes the benefit in respect of a company car provided to Dr Colin Dourish in his previous capacity as a director VRL, which he retained during 2001.
3)	This amount relates to total contributions paid by Vernalis Group companies to Dr Colin Dourish’s and Dr John Hutchison’s personal pension scheme.
4)	Supplementary allowances are paid to directors to contribute towards personal pension schemes (unless paid for directly by Vernalis) and company cars.
5)	Benefits in kind include the provision of medical insurance for all directors and, in addition, the provision of fuel for Robert Mansfield.

The aggregate remuneration paid to directors who served during 2000, including remuneration paid through subsidiaries of Vernalis, was as follows:

		Base salary	Supplementary allowance	(4)	Bonuses	(1)	Fees	Compensation for loss of office	Benefits in kind	(6)	Total 2000	Pension

		£’000	£’000		£’000		£’000	£’000	£’000		£’000	£’000

Executive directors
R G Mansfield	(a)	253.6	63.4		66.7		—	—	2.4		386.1	46.8	(5)
G Acton	(c)	38.9	9.7		19.4		—	238.3	1.4		307.7	—
N J Heightman	(d)	45.1	11.3		21.9		—	—	0.8		79.1	—
P B Worrall		133.9	33.5		23.0		—	—	1.4		191.8	39.4	(5)
S C Cartmell	(e)	87.4	21.8		22.4		—	210.2	1.4		343.2	—
C T Dourish		137.6	17.0		49.0		—	—	11.0	[2]	214.6	6.6	(3)
J B Hutchison	(f)	116.1	23.2		34.1		—	—	1.3		174.7	5.6	(3)

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		Base salary	Supplementary allowance	(4)	Bonuses	(1)	Fees	Compensation for loss of office	Benefits in kind	(6)	Total 2000	Pension

		£’000	£’000		£’000		£’000	£’000	£’000		£’000	£’000

Non-Executive directors
G M Kennedy	(g)	—	—		—		34.0	—	—		34.0	—
Sir William Asscher		—	—		—		32.1	—	—		32.1	—
J L Curnock Cook	(h)	—	—		—		31.6	—	—		31.6	—
P R Read		—	—		—		32.6	—	—		32.6	—
M E Jaffe		—	—		—		27.8	—	—		27.8	—
R W Brimblecombe	(b)	—	—		—		43.9	—	—		43.9	—
Non-Executive directors who retired in previous years		—	—		—		—	—	—		—	—

		812.6	179.9		236.5		202.0	448.5	19.7		1,899.2	98.4

(a)	Robert Mansfield was the highest-paid director in each year.
(b)	Roger Brimblecombe became Non-Executive Chairman on 28 May 1999 having previously served as Executive Chairman. His remuneration as an Executive Director in 1999 represents his salary and other benefits from 1 January 1999 until the date of his appointment as Non-Executive Chairman. He stepped down as Non-Executive Chairman and resigned from the board on 19 May 2000.
(c)	Gary Acton resigned from the board on 6 April 2000. His remuneration represents his salary and other benefits including compensation for loss of office from 1 January 2000 until this date.
(d)	Nick Heightman resigned from the board on 19 May 2000. His remuneration represents his salary and other benefits from 1 January 2000 until this date.
(e)	Simon Cartmell resigned from the board on 12 July 2000. His remuneration represents his salary and other benefits including compensation for loss of office from 1 January 2000 until this date.
(f)	Dr John Hutchison was appointed to the board on 14 February 2000. His remuneration is shown from the date of his appointment.
(g)	George Kennedy was appointed to the board as Non-Executive Chairman on 19 May 2000. His remuneration is shown from the date of his appointment.
(h)	Until 31 July 2000 Jeremy Curnock Cook’s fees were paid to Rothschild Asset Management Limited. Thereafter they were paid to Jeremy Curnock Cook directly. Jeremy Curnock Cook resigned from the board on 15 February 2001.
Notes
1)	Until 31 March 2000, the Vernalis Group’s bonus year ran from 1 April to 31 March. It has subsequently been moved onto a calendar year basis, in line with the Vernalis Group’s fiscal year. Amounts shown in relation to fiscal 2000 also include aggregate bonuses of £104,997 in respect of the period April to December 1999, which had not been determined at the time of publication of the 1999 annual report.
2)	This figure includes the benefit in respect of a company car provided to Dr Colin Dourish in his previous capacity as a director of VRL, which he retained during 2000.
3)	This amount relates to total contributions paid by Vernalis Group companies to Dr Colin Dourish’s and Dr John Hutchison’s personal pension schemes.
4)	Supplementary allowances are paid to directors to contribute towards personal pension schemes (unless paid for directly by Vernalis) and company cars.
5)	Robert Mansfield and Peter Worrall have waived their rights to part or all of their bonus entitlement, and the Vernalis Group is making a contribution of an equivalent amount into a personal pension account of the directors’ choice.
6)	Benefits in kind include the provision of medical insurance for all directors and, in addition, the provision of fuel for Robert Mansfield.

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The directors who held office at 31 December 2002, 31 December 2001 and 31 December 2000 had the following interests in the ordinary shares of Vernalis which are beneficial interests unless otherwise stated:

	Number of ordinary shares

	31 December 2002	31 December 2001	31 December 2000

R G Mansfield(a)	376,823	376,823	358,823
C T Dourish	77,061	77,061	74,171
J B Hutchison(b)	24,467	24,467	19,467
P B Worrall	37,320	17,320	9,320
G M Kennedy	20,000	20,000	10,000
Sir William Asscher(b)	—	1,161	1,161
P R Read	3,000	3,000	3,000
M E Jaffe	5,000	5,000	5,000
C C Ferguson(b)	19,000	—	—

(a)	Includes the holdings of the individual’s wife and those of his children under the age of 18.
(b)	Shares held by nominee.

On 1 April 2003, the number of shares in which Peter Worrall had a beneficial interest increased to 67,320 as a result of the vesting of 30,000 shares awarded to him under the Vernalis Restricted Share Scheme. Otherwise, for current directors, there has been no change in the interests set out above between 31 December 2002 and the date of this report.

The interests of directors in options over ordinary shares during the 2002 were as follows:

	Date of grant	At 1 January 2002	Granted/ (exercised) in the year	Lapsed/ cancelled in the year	At 31 December 2002	Option price		Earliest	Latest	Performance criteria

R G Mansfield
(a)	02.12.94	101,964	—	—	101,964	59	p	02.12.97	01.12.04	None
(b)	09.10.95	254,910	—	(254,910)	—	118	p	09.10.96	08.10.02	None
(b)	12.09.96	81,571	—	—	81,571	462	p	12.09.99	11.09.03	(ii)
(c)	01.07.99	6,545	—	(6,545)	—	148	p	01.07.02	31.12.02	N/a
(b)	07.07.00	124,000	—	—	124,000	216	p	07.07.03	06.07.10	(iii)
(b)	09.07.01	145,000	—	—	145,000	221	p	09.07.04	08.07.11	(iii)
(b)	02.04.02	—	150,000	—	150,000	145	p	02.04.05	01.04.12	(iii)

		713,990	150,000	(261,455)	602,535

P B Worrall
(a)	07.04.94	50,982	—	—	50,982	59	p	07.04.97	06.04.04	None
(a)	02.12.94	50,982	—	—	50,982	59	p	02.12.97	01.12.04	None
(b)	09.10.95	50,982	—	(50,982)	—	118	p	09.01.96	08.10.02	None
(b)	12.09.96	25,712	—	—	25,712	462	p	12.09.99	11.09.03	(ii)
(b)	07.03.97	5,098	—	—	5,098	669	p	07.03.00	06.03.04	(ii)
(c)	01.07.99	6,545	—	(6,545)	—	148	p	01.07.02	31.12.02	n/a
(b)	07.07.00	53,500	—	—	53,500	216	p	07.07.03	06.07.10	(iii)
(b)	09.07.01	62,000	—	—	62,000	221	p	09.07.04	08.07.11	(iii)
(b)	02.04.02	—	75,000	—	75,000	145	p	02.04.05	01.04.12	(iii)

		305,801	75,000	(57,527)	323,274

M E Jaffe
(d)	01.05.96	10,196	—	—	10,196	118	p	01.05.99	30.04.03	None

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	Date of grant	At 1 January 2002	Granted/ (exercised) in the year	Lapsed/ cancelled in the year	At 31 December 2002	Option price		Earliest	Latest	Performance criteria

C T Dourish
(a)	20.03.00	11,881	—	—	11,881	252.5	p	20.03.03	19.03.10	(ii)
(b)	20.03.00	38,119	—	—	38,119	252.5	p	20.03.03	19.03.10	(ii)
(b)	07.07.00	53,500	—	—	53,500	216	p	07.07.03	06.07.10	(ii)
(b)	09.07.01	62,000	—	—	62,000	221	p	09.07.04	08.07.11	(iii)
(c)	01.12.01	3,443	—	—	3,443	98	p	01.12.06	31.05.07	n/a
(b)	02.04.02	—	75,000	—	75,000	145	p	02.04.05	01.04.12	(iii)

		168,943	75,000	—	243,943

J B Hutchison
(a)	20.03.00	11,881	—	—	11,881	252.5	p	20.03.03	19.03.10	(ii)
(b)	20.03.00	38,119	—	—	38,119	252.5	p	20.03.03	19.03.10	(ii)
(b)	07.07.00	53,500	—	—	53,500	216	p	07.07.03	06.07.10	(iii)
(c)	25.05.00	4,795	—	—	4,795	202	p	25.05.03	24.11.03	n/a
(b)	09.07.01	62,000	—	—	62,000	221	p	09.07.04	08.07.11	(iii)
(b)	02.04.02	—	50,000	—	50,000	145	p	02.04.12	01.04.12	(iii)

		170,295	50,000	—	220,295

Total		1,369,225	350,000	(318,982)	1,400,243

(a)	Granted under an Inland Revenue approved discretionary option scheme.
(b)	Granted under an unapproved discretionary share option scheme.
(c)	Granted under an Inland Revenue approved savings-related share option scheme.
(d)	Granted under an individual option instrument.

All options will be exercisable from the dates stated above, subject to them satisfying the relevant performance criteria.

No directors exercised any options during the period from 1 January 2003 to the date of this report.

On 3 January 2003, the following options over ordinary shares were granted to the executive directors under the discretionary executive share option scheme at an exercise price of 102.5 pence per share.

R G Mansfield	150,000
P B Worrall	100,000
C T Dourish	80,000
J B Hutchison	100,000

In addition to the interests set out above, certain executive directors are discretionary benefi-ciaries under the terms of the Vernalis Group plc Employee Share Trust, a discretionary trust established for the benefit of employees of the Vernalis Group. At 31 December 2002, the Trust held 130,554 ordinary shares (31 December 2001: 143,191).

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The participation of directors in the Vernalis Restricted Share Scheme (RSS) during 2002 was as follows:

	Number of shares notionally awarded at 1 January 2002	Awarded in the year	Vested in the year	Potential interest in shares at 31 December 2002	Share price at date of notional award		Charged to profit and loss in the year	Earliest vesting date	Latest vesting date

R G Mansfield	22,432	—	—	22,432	467	p	—	17.10.00	16.10.04
	18,000	—	—	18,000	232	p	—	15.10.01	14.10.05
	25,000	—	—	25,000	185	p	—	12.03.02	11.03.06
P B Worrall	7,137	—	—	7,137	467	p	—	17.10.00	16.10.04
	9,000	—	—	9,000	232	p	—	15.10.01	14.10.05
	30,000	—	—	30,000	185	p	—	12.03.02	11.03.06

Total directors	111,569	—	—	111,569

Awards under the RSS were granted for nil consideration at the discretion of the Trustees of the scheme on the recommendation of the Vernalis remuneration committee.

The awards vest following a three-year period subject to the attainment of performance criteria related to stock prices. In order to vest, the percentage increase in Vernalis’ share price must equal or exceed the percentage increase in the FTSE Pharmaceuticals Index. If this condition is not met, it can be re-tested on a daily basis for a further four years and the award will vest immediately once the performance condition is met. After seven years from the date of allocation, these share awards will lapse unless the performance condition is met.

Use of the RSS for new awards was discontinued following the annual general meeting on 19 May 2000. Following the resignation of Robert Mansfield as director on 20 March 2003, at the discretion of the Vernalis remuneration committee, all shares notionally awarded to Robert Mansfield under the RSS were transferred to him immediately.

On 1 April 2003, the Vernalis remuneration committee confirmed the vesting of 30,000 shares awarded to Peter Worrall in March 1999. Title to these shares was transferred to Mr Worrall on the same date.

The interests in options over ordinary shares during 2001 were as follows:

		At 1 January 2001		Granted/ (exercised) in the year	Lapsed/ cancelled in the year	At 31 December 2001			Exercise dates

							Option price		Earliest	Latest

R G Mansfield	(a)	101,964	(2)	—	—	101,964	59	p	02.12.97	01.12.04
	(b)	[101,964	](2)	—	[(101,964)]	—	59	p
	(b)	254,910		—	—	254,910	118	p	09.10.06	08.10.02
	(b)	305,892		—	(305,892)	—	441	p
	(b)	81,571		—	—	81,571	462	p	12.09.99	11.09.03
	(c)	6,545		—	—	6,545	148	p	01.07.02	31.12.02
	(b)	124,000			—	124,000	216	p	07.07.03	06.07.10
	(b)	—		145,000	—	145,000	221	p	09.07.04	08.07.11

		874,882		145,000	(305,892)	713,990

P B Worrall	(a)	50,982		—	—	50,982	59	p	07.04.97	06.04.04
	(a)	50,982		—	—	50,982	59	p	02.12.97	01.12.04
	(b)	50,982		—	—	50,982	118	p	09.01.96	08.10.02
	(b)	101,964		—	(101,964)	—
	(b)	25,712		—	—	25,712	462	p	12.09.99	11.09.03
	(b)	5,098		—	—	5,098	669	p	07.03.00	06.03.04
	(c)	6,545		—	—	6,545	148	p	01.07.02	31.12.02
	(b)	53,500		—	—	53,500	216	p	07.07.03	06.07.10
	(b)	—		62,000	—	62,000	221	p	09.07.04	08.07.11

		345,765		62,000	(101,964)	305,801

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		At 1 January 2001	Granted/ (exercised) in the year		Lapsed/ cancelled in the year	At 31 December 2001			Exercise dates

							Option price		Earliest	Latest

Sir William Asscher	(d)	30,589	(30,589)	(1)	—	—	118	p	19.02.99	18.02.03

		30,589	(30,589)		—	—

M E Jaffe		10,196	—		—	10,196	118	p	01.05.99	30.04.03

		10,196	—		—	10,196

C T Dourish	(a)	11,881	—		—	11,881	252.5	p	20.03.03	19.03.10
	(b)	38,119	—		—	38,119	253.5	p	20.03.03	19.03.10
	(b)	53,500	—		—	53,500	216	p	03.07.03	08.11.11
	(c)	8,353	—		(8,353)	—	202	p	25.05.03	24.11.03
	(b)	—	62,000		—	62,000	221	p	09.07.04	08.07.11
	(c)	—	3,443		—	3,443	98	p	01.12.06	31.05.07

		111,853	—		(8,353)	168,943

J B Hutchison	(a)	11,881	—		—	11,881	252.5	p	20.03.03	19.03.10
	(b)	38,119	—		—	38,119	252.5	p	20.03.03	19.03.10
	(b)	53,500	—		—	53,500	216	p	07.07.03	06.07.10
	(c)	4,795	—		—	4,795	202	p	25.05.03	24.11.03
	(b)	—	62,000		—	62,000	221	p	09.07.04	08.07.11

		108,295	62,000		—	170,295

		1,481,580	303,854		(416,209)	1,369,225

No directors exercised any options during the period from 1 January 2002 to the date of this report.

Options over ordinary shares held by Founders, employees, former employees and advisers of the Vernalis Group (excluding Executive directors’ interests) at 31 December 2001 were as follows:

		Ordinary shares under option			Exercise dates

			Option price		Earliest	Latest

Discretionary schemes (pre-flotation)	(d)	20,393	59	p	05.01.96	04.01.02
	(d)	91,767	118	p	03.11.96	02.11.02
	(d)	45,885	118	p	19.02.97	18.02.03
	(b)	101,964	118	p	01.05.99	30.04.03
	(d)	20,392	118	p	01.05.99	30.04.03
Discretionary schemes (post-flotation)	(b)	101,964	441	p	01.05.97	30.04.02
	(a)	6,494	462	p	12.09.99	11.09.06
	(b)	44,930	462	p	12.09.99	11.09.03
	(b)	5,098	669	p	07.03.00	06.03.04
	(a)	21,010	467	p	17.10.00	16.10.07
	(b)	9,581	467	p	17.10.00	16.10.04
	(a)	10,453	550	p	20.03.01	19.03.08
	(b)	1,547	550	p	20.03.01	19.03.05
	(b)	31,375	232	p	15.10.01	14.10.08
	(b)	34,000	185	p	12.03.02	11.03.09
	(a)	11,881	252.5	p	20.03.03	19.03.10
	(b)	28,119	252.5	p	20.03.03	19.03.10
	(a)	4,000	222	p	20.04.03	19.04.10
	(a)	253,630	216	p	07.07.03	06.07.10
	(b)	43,120	216	p	07.07.03	06.07.10
	(a)	11,111	270	p	15.12.03	14.12.10
	(b)	33,889	270	p	15.12.03	14.12.10
	(a)	23,961	228	p	26.03.04	25.03.11
	(b)	1,589	228	p	26.03.04	25.03.11

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		Ordinary shares under option	Exercise dates

			Option price		Earliest	Latest

	(a)	10,676	281	p	01.05.04	30.04.11
	(b)	14,324	281	p	01.05.04	30.04.11
	(a)	11,905	252	p	29.05.04	28.05.11
	(b)	25,095	252	p	29.05.04	28.05.11
	(b)	50,000	240	p	11.06.04	10.06.11
	(a)	64,000	221	p	09.07.04	08.07.11
	(b)	164,726	221	p	09.07.04	08.07.11
	(a)	11,750	98	p	24.09.04	23.09.11
	(c)	24,554	148	p	01.07.02	31.12.02
	(c)	46,319	202	p	25.05.03	24.11.03
	(c)	18,042	202	p	25.05.05	24.11.05
	(c)	80,860	98	p	01.12.04	31.05.05
	(c)	11,017	98	p	01.12.06	31.05.07

Total		1,491,421

a)	Granted under an Inland Revenue approved discretionary option scheme.
b)	Granted under an unapproved discretionary share option scheme.
c)	Granted under an Inland Revenue approved savings-related share option scheme.
d)	Granted under an individual option instrument.
(1)	The market price on the date of exercise was 235p.
(2)	Denotes parallel options granted under both an Inland Revenue approved scheme and an unapproved scheme. Option holders may elect to exercise an option under either the approved or the unapproved scheme, at which time the parallel option under the alternative scheme lapses.

Subsequent to the year end, on 2 April 2002, the following options over ordinary shares were granted to the Executive directors under the discretionary executive share option scheme at an exercise price of 145 pence:

R G Mansfield	150,000
P B Worrall	75,000
C T Dourish	75,000
J B Hutchison	50,000

On the same date a total of 376,000 options over ordinary shares were granted under this scheme to employees of Vernalis Group companies at an exercise price of 145 pence.

In addition to the interests set out above, certain Executive directors are discretionary benefi-ciaries under the terms of the Vernalis Group plc Employee Share Trust, a discretionary trust established for the benefit of employees of the Vernalis Group. At 31 December 2001 the Trust held 143,191 ordinary shares (31 December 2000: 157,191).

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The participation of directors and other senior management in the Vernalis Restricted Share Scheme during 2001 was as follows:

	Number of shares notionally awarded at 01.01.01	Vested in the year	Potentia linterest in shares at 31.12.01	Share price at date of notional award		Charged to profit and loss in the year £	Earliest vesting date

R G Mansfield	22,432	—	22,432	467	p	1,400	17.10.00
	18,000	—	18,000	232	p	20,250	15.10.01
	25,000	—	25,000	185	p	34,063	12.03.02
N J Heightman	7,137	(7,000)	137	467	p	447	17.10.00
	7,000	(7,000)	—	232	p	7,875	15.10.01
	12,500	—	12,500	185	p	22,656	12.03.02
P B Worrall	7,137	—	7,137	467	p	447	17.10.00
	9,000	—	9,000	232	p	10,125	15.10.01
	30,000	—	30,000	185	p	40,875	12.03.02

Total directors	138,206	(14,000)	124,206			138,138
Unallocated shares	18,985	—	18,985			1,362

Total	157,191	(14,000)	143,191			139,500

These shares vest following a three-year period subject to the attainment of performance criteria related to stock prices. In order to vest the percentage increase in Vernalis’ share price since the allocation date must equal or exceed the percentage increase in the FTSE Pharmaceuticals Index over a seven-year period from the allocation date.

The middle market price of the ordinary shares on 31 December 2001 was 200 pence. The high and low market prices during the year were 300 pence and 87.5 pence respectively.

Apart from the interests disclosed above, no directors were interested at any time during the financial year to 31 December 2001 in the share capital of Vernalis or of any other companies in the Vernalis Group.

Participation in long-term incentive schemes The interests of directors in options over ordinary shares during 2000 were as follows:

		At 1 January 2000		Granted/ (exercised) in the year	Lapsed/ cancelled in the year	At 31 December 2000		Option price		Exercise dates

										Earliest	Latest

R G Mansfield	(a)	101,964	(3)	—	—	101,964	(3)	59	p	02.12.97	01.12.04
	(b)	(101,964)	(3)	—	—	(101,964)	(3)	59	p	02.12.95	01.12.01
	(b)	254,910		—	—	254,910		118	p	09.10.96	08.10.02
	(b)	305,892		—	—	305,892		441	p	01.05.97	30.04.03
	(b)	81,571		—	—	81,571		462	p	12.09.99	11.09.03
	(c)	1,984		—	(1,984)	—		491		01.07.99	31.12.99
	(c)	6,545		—	—	6,545		148	p	01.07.02	31.12.02
	(b)	—		124,000	—	124,000		216	p	07.07.03	06.07.10

		752,866		124,000	(1,984)	874,882

G Acton	(a)	101,964	(3)	—	—	101,964	(3)	118	p	13.06.98	12.06.05
	(b)	(101,964)	(3)	—	—	(101,964)	(3)	118	p	13.06.96	12.06.02
	(b)	101,964		—	—	101,964		441	p	01.05.97	30.04.02
	(b)	25,712		—	—	25,712		462	p	12.09.99	11.09.03
	(c)	1,984		—	(1,984)	—		491	p	01.07.99	31.12.99
	(b)	5,098		—	—	5,098		669	p	02.03.00	06.03.04
	(c)	6,545		—	—	6,545		148	p	01.07.02	31.12.02

		243,267		—	(1,984)	241,283

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At 1 January 2000	Granted/ (exercised) in the year	Lapsed/ cancelled in the year	At 31 December 2000	Option price	Exercise dates

					Earliest	Latest

R W Brimblecombe	(d)	20,393	(20,393)	(1)	—	—	10	p	05.08.94	04.08.00
	(d)	30,589	(30,589)	(2)	—	—	59	p	05.01.96	04.01.02
	(d)	50,982	(50,982)	(2)	—	—	118	p	03.11.96	02.11.02
	(d)	25,491	(25,491)	(2)	—	—	118	p	19.02.97	18.02.03
	(a)	6,494	—		—	6,494	462	p	12.09.99	11.09.06
	(b)	19,048	—		—	19,048	462	p	12.09.99	11.09.03

		152,997	(127,455)		—	25,542

N J Heightman	(b)	101,964	—		—	101,964	118	p	01.05.99	30.04.03
	(a)	6,494	—		—	6,494	462	p	12.09.99	11.09.06
	(b)	19,218	—		—	19,218	462	p	12.09.99	11.09.03
	(c)	6,545	—		—	6,545	148	p	01.07.02	31.12.02

		134,221	—		—	134,221

P B Worrall	(a)	50,982	—		—	50,982	59	p	07.04.97	06.04.04
	(a)	50,982	—		—	50,982	59	p	02.12.97	01.12.04
	(b)	50,982	—		—	50,982	118	p	09.10.96	08.10.02
	(b)	101,964	—		—	101,964	441	p	01.05.97	30.04.03
	(b)	25,712	—		—	25,712	462	p	12.09.99	11.09.03
	(c)	1,984	—		(1,984)	—	491	p	01.07.99	31.12.99
	(b)	5,098	—		—	5,098	669	p	07.03.00	06.03.04
	(c)	6,545	—		—	6,545	148	p	01.07.02	31.12.02
	(b)	—	53,500		—	53,500	216	p	07.07.03	06.07.10

		294,249	53,500		(1,984)	345,765

		At 1 January 2000	Granted/ (exercised) in the year	Lapsed/ cancelled in the year	At 31 December 2000	Option price		Exercise dates

								Earliest	Latest

S C Cartmell	(c)	6,545	—	(6,545)	—	148	p	01.07.02	31.12.02

Sir William Asscher	(d)	30,589	—	—	30,589	118	p	19.02.99	18.02.03

M E Jaffe	(d)	10,196	—	—	10,196	118	p	01.05.99	30.04.03

C T Dourish	(a)	—	11,881	—	11,881	252.5	p	20.03.03	19.03.10
	(b)	—	38,119	—	38,119	252.5	p	20.03.03	19.03.10
	(b)	—	53,500	—	53,500	216	p	07.07.03	06.07.10
	(c)	—	8,353	—	8,353	202	p	25.05.03	24.11.03

		—	111,853	—	111,853

J B Hutchison	(a)	—	11,881	—	11,881	252.5	p	20.03.03	19.03.10
	(b)	—	38,119	—	38,119	252.5	p	20.03.03	19.03.10
	(b)	—	53,500	—	53,500	216	p	07.07.03	06.07.10
	(c)	—	4,795	—	4,795	202	p	25.05.03	24.11.03

		—	108,295	—	108,295

No Director exercised any options during the period from 1 January 2001 to the date of this report.

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Options over ordinary shares held by founders, employees, former employees and advisers of the Vernalis Group at 31 December 2000 were as follows:

		Ordinary shares under option	Option price		Exercise dates

					Earliest	Latest

Discretionary schemes (pre-flotation)	(d)	20,393	59	p	05.01.96	04.01.02
	(a)	4,079	59	p	02.12.97	01.12.04
	(a)	3,059	118	p	13.06.98	12.06.05
	(b)	66,277	118	p	09.10.98	8.10.02
	(d)	152,945	118	p	03.11.96	02.11.02
	(b)	13,255	118	p	25.01.99	24.01.03
	(d)	76,475	118	p	19.02.97	18.02.03
	(b)	3,059	118	p	01.05.99	30.04.03
	(d)	20,392	118	p	01.05.99	30.04.03

		Ordinary shares under option	Option price		Exercise dates

					Earliest		Latest

Discretionary Schemes (post-flotation)	(a)	23,097	462	p	12.09.99		11.09.06
	(a)	8,028	669	p	07.03.00		06.03.07
	(b)	27,860	669	p	07.03.00		06.03.04
	(a)	47,129	467	p	17.10.00	(4)	16.10.07
	(b)	13,645	467	p	10.10.00	(4)	16.10.04
	(a)	23,413	550	p	20.03.01	(4)	19.03.08
	(b)	8,687	550	p	20.03.01	(4)	19.03.05
	(b)	91,125	232	p	15.10.01	(4)	14.10.08
	(b)	98,900	185	p	12.03.02	(4)	11.03.09
	(a)	14,000	236	p	17.09.02	(4)	16.09.09
	(a)	23,762	252.5	p	20.03.03		19.03.10
	(b)	46,238	252.5	p	20.03.03		19.03.10
	(a)	4,000	222	p	20.04.03		19.04.10
	(a)	298,068	216	p	07.07.03		06.07.10
	(b)	77,344	216	p	07.07.03		06.07.10
	(a)	11,111	270	p	15.12.03		14.12.10
	(b)	63,889	270	p	15.12.03		14.12.10

Savings-related scheme	(c)	1,329	440	p	01.06.01		30.11.01
	(c)	138,932	148	p	01.07.02	(4)	31.12.02
	(c)	11,402	148	p	01.07.04		31.12.04
	(c)	93,691	202	p	25.05.03		24.11.03
	(c)	25,431	202	p	25.05.03		24.11.03

(a)	Granted under an Inland Revenue-approved discretionary option scheme.

(b)	Granted under an unapproved discretionary share option scheme.

(c)	Granted under an Inland Revenue-approved savings-related share option scheme.

(1)	The market price on the date of exercise was 132.50p.

(2)	The market price on the date of exercise was 229p.

(3)	Denotes parallel options granted under both an Inland Revenue-approved scheme and an unapproved scheme. Option holders may elect to exercise an option under either the approved or the unapproved scheme, at which time the parallel option under the alternative scheme lapses.

(4)	A limited number of shares under option relating to employees who have left Vernalis as part of the rationalisation are exercisable from the date of departure from Vernalis.

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The participation of directors and other senior management in the Vernalis Restricted Share Scheme during 2000 was as follows:

	Number of shares notionally awarded at 01.01.00	Awarded in the year	Vested in the year	Lapsed in the year	Potential interest in shares at 31.12.00	Share price at the date of notional award		Charged to profit and loss in the year £	Earliest vesting date

R G Mansfield	22,432	—	—	—	22,432	467	p	25,236	17.10.00
	18,000	—	—	—	18,000	232	p	27,000	15.10.01
	25,000	—	—	—	25,000	185	p	37,500	12.03.02
G Acton	7,137	—	(7,137)	—	—	467	p	7,725	17.10.00
	9,000	—	(9,000)	—	—	232	p	23,625	15.10.01
	30,000	—	(30,000)	—	—	185	p	99,375	12.03.02
N J Heightman	7,137	—	—	—	71,37	467	p	8,029	17.10.00
	7,000	—	—	—	7,000	232	p	10,500	15.10.01
	12,500	—	—	—	12,500	185	p	18,750	12.03.02
P Worrall	7,137	—	—	—	7,137	467	p	8,029	17.10.00
	9,000	—	—	—	9,000	232	p	13,500	15.10.01
	30,000	—	—	—	30,000	185	p	45,000	12.03.02
S C Cartmell	30,000	—	(30,000)	—	—	203	p	82,500	26.10.01
	12,500	—	(12,500)	—	—	185	p	41,406	12.03.02

Total directors	226,843	—	(88,637)	—	138,206			448,175
Other Executives	7,000	—	(7,000)	—	—	232	p	18,375	15.10.01
	30,000	—	(30,000)	—	—	185	p	99,375	12.03.02

Total	263,843	—	(125,637)	—	138,206			565,925

* It was resolved to transfer title to these shares to the individuals concerned following their resignation as directors of Vernalis Group companies.

The middle-market price of the ordinary shares on 31 December 2000 was 300p. The high and low market prices during the year were 344p and 130p respectively.

Apart from the interests disclosed above or elsewhere in this document, no directors were interested at any time during the financial year to 31 December 2000 in the share capital of Vernalis or of any other companies in the Vernalis Group.

Except as disclosed above, there have been no changes in the interests of the directors in ordinary shares of Vernalis between 31 December 2000 and the date of this report.

On 22 March 2001, Robert Mansfield and Peter Worrall each purchased 8,000 ordinary shares.

Each Executive Director is also a discretionary beneficiary under the terms of the Vernalis Group plc Employee Share Trust, a discretionary trust established for the benefit of employees of the Vernalis Group. At 31 December 2000 the Trust held 157,191 ordinary shares (31 December 1999: 282,828).

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5. Employee information

	2002	2001	2000
	£’000	£’000	£’000

The costs of employing staff, including executive directors were:
Wages and salaries	6,472	6,229	8,690
Social security costs	714	639	838
Other pension costs	390	302	187

	7,576	7,170	9,715

The average weekly number of employees (including directors)
during the period was:
Management	5	5	8
Technical	96	101	107
Administration	25	24	19

	126	130	134

6. Profit on disposal of associate and costs of restructuring

On 6 December 2000 Vernalis Group plc sold its holding in the equity share capital of its associated undertaking Cancer Research Ventures Limited. The profit arising on disposal of £0.737 million in 2000 represents the difference between the book value of the investment at that date and the cash consideration received.

The costs of restructuring of £2.609 million in 2000 relate to a fundamental reorganisation of the Vernalis Group’s operations arising from a change in strategic focus to disorders of the central nervous system. They include costs associated with the integration of Vernalis’ operations into the Winnersh site, the closure of its Guildford premises and the related redundancy programme, which was initiated in May 2000.

7. Interest receivable and similar income

	2002	2001	2000

	£’000	£’000	£’000

Bank and current asset investments	592	833	1,401
Exchange gains on other creditors (see note 18)	1,541	—	—

	2,133	833	1,401

8. Interest payable and similar charges

	2002	2001	2000

	£’000	£’000	£’000

On finance leases	81	116	28
On convertible loan (note 19)	287	—	—
On other loan (note 17)	188	491	11

	556	607	39

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9. Tax on loss on ordinary activities

	2002	2001	2000

	£’000	£’000	£’000

Corporation tax research and development credit:
Current year at 30% (2001: 30%)	1,978	1,437	1,719
Adjustment in respect of prior years	51	(146)	—

	2,029	1,291	1,719

The Vernalis Group is entitled to claim tax credits for certain research and development expenditure. The amount included in the financial information for the year ended 31 December 2002 of £2.029 million (2001: £1.291 million and 2000: £1.719 million) represents the credit receivable by the Vernalis Group. The tax assessed for the current year differs to the standard rate of corporation tax in the UK. The differences are explained below:

	2002	2001

	£’000	£’000

Loss on ordinary activities	(18,112)	(11,182)
Loss on ordinary activities before tax multiplied by the standard rate in the UK 30% (2001: 30%)	(5,434)	(3,355)
Effects of:
Depreciation for the period in excess of capital allowances	185	258
Expenses not deductable for tax purposes	920	602
R&D relief 50% mark up on expenses	(1,390)	(1,531)
Other timing differences	(15)	(62)
Change in rate in respect of R&D tax credits received	2,194	1,556
Prior year adjustment	(51)	(146)
Tax losses unutilised and carried forward to future periods	1,562	1,387

Tax credit for the year	(2,029)	(1,291)

10. Loss for the financial year

As permitted by Section 230 of the Companies Act 1985, Vernalis’ profit and loss account has not been included in this financial information. Vernalis’ loss for the financial year was £48,248,000 (2001: £610,000 and 2000: £398,000) which includes an exceptional impairment charge against the carrying value of its investment in subsidiaries of £47,757,000 (2001 and 2000: £nil). See note 14.

11. Basic loss and diluted loss per ordinary share

The basic loss per share has been calculated by dividing the loss for the year of £16.083 (2001: 9.891 million and 2000: £21.220 million) by the weighted average number of shares of 42.802 million in issue during the year ended 31 December 2002 (2001: 42.560 million and 2000: 40.169 million) excluding those held in the employee share trust (see note 14) which are treated as cancelled.

The Vernalis Group had no dilutive potential ordinary shares in either year which would serve to increase the loss per ordinary share. There is therefore no difference between the loss per ordinary share and the diluted loss per ordinary share.

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12. Intangible assets

		Other
Vernalis Group	Goodwill	intangibles	Total

	£’000	£’000	£’000

Cost
At 1 January 2000	8,954	—	8,954
Additions	—	—	—

At 31 December 2000	8,954	—	8,954
Additions	—	17,177	17,177

At 31 December 2001	8,954	17,177	26,131
Additions	—	—	—

At 31 December 2002	8,954	17,177	26,131

Aggregate amortisation
At 1 January 2000	149	—	149
Charge for the year	1,791	—	1,791

At 31 December 2000	1,940	—	1,940
Charge for the year	1,791	—	1,791

At 31 December 2001	3,731	—	3,731
Charge for the year	1,790	835	2,625

At 31 December 2002	5,521	835	6,356

Net book amount
At 31 December 2000	7,014	—	7,014
At 31 December 2001	5,223	17,177	22,400
At 31 December 2002	3,433	16,342	19,775

The goodwill is being amortised on a straight-line basis over five years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

Other intangibles represents the capitalisation of payments conditionally due to GlaxoSmithKline plc (GSK) to buy out royalties due to GSK on sales of frovatriptan (note 18). These are being amortised from the date of launch of frovatriptan in June 2002 to the end of the patent life in 2014 which is considered by the directors to be the useful life of the asset.

The addition in 2000 relates to the acquisition of Cerexus (see note 14) and has been written off in full in the year of acquisition. The remaining goodwill is being amortised on a straight line basis over five years, being the period over which the Vernalis directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

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13. Tangible fixed assets

Vernalis Group	Leasehold improvements	Fixtures and fittings	Computer equipment	Laboratory equipment	Total

	£’000	£’000	£’000	£’000	£’000

Cost
At 1 January 2000	1,571	972	758	1,287	4,588
Additions	91	140	376	392	999
Disposals	(172)	(199)	—	—	(371)

At 31 December 2000	1,490	913	1,134	1,679	5,216

Additions	78	39	410	534	1,061
Disposals	(633)	(452)	—	—	(1,085)

At 31 December 2001	935	500	1,544	2,213	5,192

Additions	157	13	140	96	406
Disposals	—	—	(1)	(103)	(104)

At 31 December 2002	1,092	513	1,683	2,206	5,494

Agreggate depreciation
At 1 January 2000	474	401	469	38	1,382
Charge for the year	508	390	274	487	1,659
Disposals	(76)	(81)	—	—	(157)

At 31 December 2000	906	710	743	525	2,884

Charge for year	217	63	255	423	958
Disposals	(633)	(452)	—	—	(1,085)

At 31 December 2001	490	321	998	948	2,757

Charge for year	238	66	300	477	1,081
Disposals	—	—	—	(87)	(87)

At 31 December 2002	728	387	1,298	1,338	3,751

Net book amount
At 31 December 2000	584	203	391	1,154	2,332
At 31 December 2001	445	179	546	1,265	2,435
At 31 December 2002	364	126	385	868	1,743

Assets held under finance leases, capitalised and included in fixtures, computer and laboratory equipment:

	2002	2001	2000

	£’000	£’000	£’000

Cost	1,963	2,013	1,441
Aggregate depreciation	(1,389)	(1,090)	(782)

Net book value	574	923	659

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14. Fixed asset investments

Vernalis Group	Joint ventures (b)	Associated undertakings (c)	Investment in own shares (d)	Total

	£’000	£’000	£’000	£’000

Cost
At 1 January 2000
Goodwill	89	848	—	937
Other	(224)	217	1,246	1,239

	(135)	1,065	1,246	2,176

Acquisitions:
Goodwill	—	548	—	548
Other	—	452	—	452
Share of (losses)/profits retained	—	(50)	—	(50)
Disposals:
Goodwill	—	(1,396)	—	(1,396)
Other	—	(619)	(565)	(1,184)
Reclassification as subsidiary	135	—	—	135

	135	(1,065)	(565)	(1,495)

At 31 December 2000
Goodwill	—	—	—	—
Other	—	—	681	681

	—	—	681	681

Amounts written off
At 1 January 2000
Goodwill	—	71	—	71
Other	—	—	458	458

	—	71	458	529

Amortisation of goodwill	—	181	—	181
Amortisation of investment in own shares	—	—	566	566
Eliminated on disposal	—	(252)	(565)	(817)

At 31 December 2000
Goodwill	—	—	—	—
Other	—	—	459	459

	—	—	459	459

Net book value
At 31 December 2000
Goodwill	—	—	—	—
Other	—	—	222	222

	—	—	222	222

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Vernalis Group	Investment in own shares

£’000

Cost
At 1 January 2001	681
Disposals	(64)

At 31 December 2001	617

Aggregate amortisation
At 1 January 2001	459
Amortisation of investment in own shares	140
Disposal	(64)

At 31 December 2001	535

Net book amount
At 31 December 2001	82

Cost
At 1 January 2002	617
Disposals	(57)

At 31 December 2002	560

Aggregate amortisation
At 1 January 2002	535
Amortisation of investment in own shares	82
Disposal	(57)

At 31 December 2002	560

Net book amount
At 31 December 2002	—

At 1 January 2002	82

In 2002, Vernalis’ share price fell below previous levels such that at 31 December 2002 the market capitalisation of Vernalis Group plc, based on the closing mid-market price quoted on the London Stock Exchange, was £44,057,000. The directors consider this reduction in value of the Vernalis Group to be a trigger of an impairment review as set out in FRS 11. Therefore, the carrying value of Vernalis’ investments in subsidiaries has been reviewed and reduced by £47,757,000 based on this valuation less the book value of Vernalis’ other net liabilities. In preparing this financial information, the directors consider that reference to the market capitalisation of the Vernalis Group at 31 December 2002 is an appropriate external measure of the net realisable value of Vernalis’ investments in subsidiaries.

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(a) Brief details of subsidiary undertakings at 31 December 2002 are as follows:

Interest in allotted capital

Subsidiary undertakings	Activity	Direct	Indirect	Country of incorporation

Vernalis Limited	Research and development of pharmaceutical products and their subsequent licensing production, distribution and sale	100% ordinary 100% preference	—	UK
Vernalis Research Limited	Research and development of pharmaceutical products and their subsequent licensing, production, distribution and sale	100% A ordinary and 100% B ordinary	—	UK
Vernalis Group Share Scheme Trustees Limited	Trustee of the Vernalis Group plc Employee Share Trust	100% ordinary	—	Jersey, Channel Islands
Vernalis Corporation	Dormant	—	100% ordinary	USA
Vanguard Medica Limited	Dormant	—	100% ordinary	UK
Cerebrus Limited	Dormant	—	100% ordinary	UK
Cerexus Limited	Dormant	—	100% ordinary	UK
Cerebrus Inc.	Dormant	—	100% ordinary	USA

(b) Investment in Cerexus    On 13 March 2000, the Vernalis Group increased its holding in Cerexus Limited from 66.67% to 100%, at which point Cerexus was acquisition accounted as a subsidiary having previously been accounted for as a joint venture. Consideration for the increase was £1 cash. Goodwill of £0.204 million arose on the acquisition and has been written off in full in the year of acquisition. Subsequent to the acquisition Cerexus ceased to trade.

(c) Investment in Cancer Research Ventures Limited (CRV)    On 5 August 2000 the Vernalis Group increased its stage in its associate undertaking, CRV, from 20% to 33.3%. Consideration for this increase was in the form of cash of £1.0 million. On 6 December 2000, the Vernalis Group disposed of its interest in CRV, for cash consideration of £2.5 million. The profit recorded on disposal was £0.737 million.

(d) Investment in own shares    The investment in own shares represents 130,554 (2001: 143,191 and 2000: 157,191) ordinary shares of 10 pence each of Vernalis stated at cost less amounts amortised and provided for impairment held by the Vernalis Group plc Employee Share Trust, an employee share ownership plan (ESOP) funded by interest-free loans from Vernalis. The purpose of the ESOP is to acquire, out of monies made available by the Vernalis Group, ordinary shares in Vernalis held for the benefit of the Vernalis Group’s employees. The shares acquired are held for distribution under Vernalis’ employee long-term incentive schemes. The market value of the shares held by the ESOP at the balance sheet date was £133,818 (2001: £286,382 and 2000: £471,573). At 31 December 2002 111,569 (2001: 124,206 and 2000: 138,206) of these shares were under option to employees or have been conditionally granted to employees and the appropriate charge has been made in the profit and loss account.

15. Debtors

	2002	2001	2000

	£’000	£’000	£’000

Amounts falling due within one year
Trade debtors	588	925	460
Corporation tax recoverable	1,978	1,437	1,719
Other debtors	326	336	823
Prepayments and accrued income	619	422	556

	3,511	3,120	3,558

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16. Current asset investments

	2002	2001	2000

	£’000	£’000	£’000

Term deposits	2,572	6,174	7,151
Negotiable bank and building society certificates of deposit	6,499	11,747	13,649

	9,071	17,921	20,800

These investments have been valued at lower of cost and market value at the balance sheet date. They are all capable of realisation within three months.

17. Creditors: amounts falling due within one year

	2002	2001	2000

	£’000	£’000	£’000

Other borrowings—loan	—	7,363	—
Trade creditors	683	1,415	1,359
Obligations under finance leases	271	259	171
Tax and social security costs	212	272	246
Other creditors (note 18)	3,106	3,435	—
Accruals	4,616	3,512	3,499
Deferred income	2,438	—	—

	11,326	16,256	5,275

The loan included above at 31 December 2001 related to a total loan facility of £6.9 million ($10 million) from Elan Corporation, the Vernalis Group’s North American licensee for frova-triptan. The obligation to pay this loan and accrued interest was waived during April 2002 in conjunction with a reduction in the rate of royalties due and a commitment by the Vernalis Group to undertake certain Phase IIIb trials.

Deferred income included above and in creditors falling due after more than one year relates to the deferral of revenues arising from the loan waiver noted above and a milestone payment from Elan. These revenues are being deferred and recognised by reference to expenditure being incurred to complete certain Phase IIIb trials on frovatriptan which the Vernalis Group has agreed with Elan to undertake.

18. Creditors: amounts falling due after one year—other creditors

	2002	2001	2000

	£’000	£’000	£’000

Loan (note 17)	—	—	3,359
Obligations under finance leases	123	393	210
Other creditors	9,317	13,742	—
Deferred income (note 17)	6,679	—	—

	16,119	14,135	3,569

The maturity profile of creditors: amounts falling due after one year is given in note 21.

Other creditors relates to payments conditionally due to GlaxoSmithKline plc (GSK) under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan (note 12). Vernalis is committed to making four annual payments of $5 million, the first having been made in September 2002, and the following three due on each anniversary of the first payment. A fifth payment of $5 million dollars is due in 2006 if cumulative global sales of frovatriptan exceed $300 million on that date, or 90 days after cumulative global sales exceed $300 million. The full liability for $20 million (£12,423,000) has been recognised as the directors believe it is probable that cumulative global sales will exceed $300 million. During the year ended 31 December 2002 exchange gains of £1.5 million were recognised in the profit and loss account in relation to this liability.

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19. Creditors: amounts falling due after one year—6.5% convertible loan 2007

	2002	2001	2000

	£’000	£’000	£’000

6.5% convertible loan 2007	7,000	—	—

	7,000	—	—

The loan at 31 December 2002 relates to a convertible loan facility with Roche that was entered into coincident with a strategic agreement to research and develop new drugs for the treatment of depression in May 2002. Interest is paid bi-annually at 6.5% and the loan is fully repayable on 13 May 2007. This loan is convertible at any time at the option of the holder into 2,127,659 ordinary shares at a conversion price of 329 pence per share subject to anti-dilution provisions included in the terms of the loan, or at the option of the Vernalis Group if the share price is in excess of 428 pence per share for a period of 20 days. If not converted, the loan is repayable after five years.

20. Deferred taxation

There are no deferred tax assets/liabilities recognised in the financial information. The amount of unrecognised potential deferred tax asset is as follows:

Vernalis Group	2002	2001	2000

	£’000	£’000	£’000

Tax effect of timing differences
Excess of depreciation over tax allowances	2,854	2,892	1,332
Short-term timing differences	15	15	2
Losses	34,724	33,081	29,748

	37,593	35,988	31,082

The unrecognised potential deferred tax asset will be recognised only once it is more likely than not that the timing difference will reverse.

21. Financial Instruments

The Vernalis Group’s financial instruments comprise cash, liquid resources, finance leases, loans and various debtors and creditors, such as trade debtors and trade and other creditors, that arise directly from its operations. The Vernalis Group does not enter into derivatives transactions. In addition, it is, and has been throughout the period under review, the Vernalis Group’s policy that no trading in financial instruments shall be undertaken except in accordance with strict and prudent investment criteria.

The main risks arising from the Vernalis Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the period under review, and since the year end.

Interest rate risk

The Vernalis Group finances its operations through reserves of cash and liquid resources. The funds are held in sterling and US dollar managed funds. The funds are actively managed by reputable independent fund managers to provide the highest rate of return with a neutral risk profile.

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Liquidity risk

The board’s policy is to ensure that sufficient funds are held on a short term basis in order to meet operational needs without the use of an overdraft facility.

Foreign currency risk

The Vernalis Group’s functional currency is sterling. The Vernalis Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the Vernalis Group’s functional currency, which include royalty and milestone receipts in US dollars from Elan Corporation, the Vernalis Group’s North American licensee for frovatriptan, royalty, and product sale receipts in Euros from Menarini, the Vernalis Group’s European licensee for frovatripan and payments in US dollars to various clinical research organisations in respect of ongoing trials. In addition, the Vernalis Group has currency exposures to balances in currencies other than the Vernalis Group’s functional currency. The only significant balance relates to the US dollar other creditor balance due to GSK (see note 18). The Vernalis Group considers selectivity hedging against specific significant currency exposures where the dates of future payments or receipts in foreign currency are known. There were no hedging transactions in place at the year end.

Short term debtors and creditors

Except with respect to disclosures regarding currency risk, short term debtors and creditors have been excluded from all the following disclosures.

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced sale of liquidation. Market values and cost of capital have been used to determine fair values.

Interest rate and currency risk profile of financial assets

The Vernalis Group held the following financial assets:

Currency	Cash at bank and in hand	Investments in debt securities	2002 Total	Cash at bank and in hand	Investments in debt securities	2001 Total	Cash at bank and in hand	Investments in debt securities	2000 Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Sterling	5	9,071	9,076	47	17,921	17,968	6	20,800	20,806
US dollar	7	—	7	3	—	3	1	—	1

At 31 December	12	9,071	9,083	50	17,921	17,971	7	20,800	20,807

Floating Rate	12	1,670	1,682	50	—	50	7	—	7
Fixed Rate	—	7,401	7,401	—	17,921	17,921	—	20,800	20,800

At 31 December	12	9,071	9,083	50	17,921	17,971	7	20,800	20,807

Fair Value	12	9,076	9,088	50	17,934	17,984	7	20,814	20,821

The fixed rate debt securities earn an average weighted interest of 4.1% per annum (2001: 5.3%; 2000: 5.6%), fixed for a weighted average period of two months (2001: eight months; 2000: 12 months). The floating rate cash at bank and in hand earns interest based on relevant LIBOR equivalents.

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Interest rate risk and maturity profile of financial liabilities

The Vernalis Group held the following financial liabilities:

Currency	Other creditors	Convertible loan	Finance leases	2002 Total	Other creditors	Convertible loan	Finance leases	2001 Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Sterling	—	7,000	394	7,394	—	—	652	652
US dollar	12,423	—	—	12,423	17,177	7,363	—	24,540

At 31 December	12,423	7,000	394	19,817	17,177	7,363	652	25,192

Maturity:
In one year or less	3,106	—	271	3,377	3,435	7,363	259	11,057
In more than one year but not
more than two years	3,106	—	123	3,229	3,435	—	270	3,705
In more than two years but not
more than five years	6,211	7,000	—	13,211	10,307	—	123	10,430

At 31 December	12,423	7,000	394	19,817	17,177	7,363	652	25,192

Fair Value	10,286	6,581	394	17,261	13,768	7,363	652	21,783

Currency	Debt	Finance leases	2000 Total

	£’000	£’000	£’000

Sterling	—	381	381
US dollar	3,359	—	3,359

At 31 December	3,359	381	3,740

Maturity:
In one year or less	—	171	171
In more than one year but not more than two years	3,359	130	3,489
In more than two years but not more than five years	—	80	80

At 31 December	3,359	381	3,740

Fair Value	3,359	381	3,740

The fair value of other creditors has been calculated by discounting all future cash flows back to present value at a discount rate which reflects the underlying value of money and an appropriate risk factor. The discount rate has been estimated at 8%.

The fair value of the convertible loan has also been calculated by discounting all future cash flows back to present value at a discount rate which reflects the underlying value of money and an appropriate risk factor, again estimated at a rate of 8%. Vernalis does not currently believe that it is probable that the loan will be converted due to the relatively high conversion price compared to the current share price, and therefore no fair value has been attributed to the convertible element of this loan.

There are no significant variances between the book value and fair value of finance leases.

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With the exception of other creditors where the interest rate is nil, and the weighted average period to maturity is 27 months (2001: 33 months), the financial liabilities above had a fixed rate of interest as follows:

	2002		2001		2000

Currency	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed

	%	Months	%	Months	%	Months

Sterling	6.6	51	8	26	3.8	36
US dollar	—	—	8	11	8	18

The Vernalis Group has no undrawn facilities at 31 December 2002 (2001: £nil)

Currency Exposures The Vernalis Group held the following net foreign currency financial liabilities in currencies other than its only financial currency, sterling:

	2002	2001	2000

	£’000	£’000	£’000

US dollar	12,468	24,681	3,483
Euro	15	—	—
French franc	—	—	6
Belgian franc	—	—	12
Japanese yen	—	5	—
Netherlands guilder	—	6	—

	12,483	24,692	3,501

22. Called up share capital

Vernalis Group and Vernalis	Ordinary shares of 10 pence

	Number	Value

	’000	£’000

Authorised
At 1 January 2002 and at 31 December 2001 and 2000	60,000	6,000
Increase during 2002	15,000	1,500
At 31 December 2002	75,000	7,500

Issued and fully paid
At 1 January 2000	39,889	3,989
Issued during the year	2,634	263

At 31 December 2000	42,523	4,252
Issued during the year	331	33

At 31 December 2001	42,854	4,285
Issued during the year	128	13

At 31 December 2002	42,982	4,298

During the year a total of 127,590 ordinary shares were issued (2001: 331,766; 2000: 333,302) following the exercise of employee and founder options for total cash consideration of £141,000 (2001: £418,981; 2000: £232,000).

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At 31 December 2002, options over ordinary shares had been granted and were still outstanding under Vernalis’ share option schemes. Details of these share options are given in note 24.

On March 2000 Vernalis issued 300,000 ordinary shares representing contingent consideration associated with the acquisition of Vernalis Research Limited (formerly Cerebrus Pharmaceuticals Limited) and in accordance with the acquisition agreement dated 2 December 1999. The shares were previously shown as shares to be issued at 135 pence per share.

On 18 December 2000 Vernalis issued 2,000,000 ordinary shares for cash consideration of £2.48 per share to Elan International Services Limited. The market price of Vernalis’ shares on 18 December 2000 was £2.48.

23. Share premium and profit and loss accounts

	Share premium account	Profit and loss account

	£’000	£’000

At 1 January 2000	81,365	(65,148)
Issue of shares	5,207	—
Loss for the year	—	(21,220)

At 31 December 2000	86,572	(86,368)
Issue of shares	303	—
Loss for the year	—	(9,891)

At 31 December 2001	86,875	(96,259)
Issue of shares	118	—
Loss for the year	—	(16,083)

At 31 December 2002	86,993	(112,342)

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24. Share options

Options over ordinary shares held by founders, employees, former employees and advisers of the Vernalis Group (including executive directors’ interests) as at 31 December 2002 were as follows:

	Ordinary shares under option 2002	Option Price Pence	Earliest exercise date	Latest exercise date

Individual options granted to the founders
February 1996	45,885	118	19.02.97	18.02.03
May 1996	30,588	118	01.05.99	30.04.03
CSOP Part A
April 1994	50,982	59	07.04.97	06.04.04
December 1994	152,946	59	02.12.97	01.12.04
October 1997	4,079	467	17.10.00	16.10.07
March 1998	10,453	550	20.03.01	19.03.08
March 2000	35,643	252.5	20.03.03	19.03.10
April 2000	4,000	222	20.04.03	19.04.10
July 2000	218,604	216	07.07.03	06.07.10
December 2000	11,111	270	15.12.03	14.12.10
March 2001	18,711	228	26.03.04	25.03.11
May 2001	11,905	252	29.05.04	28.05.11
July 2001	53,500	221	09.07.04	08.07.11
September 2001	10,350	98	24.09.04	23.09.11
April 2002	131,829	145	02.04.05	01.04.12
December 2002	104,000	102.5	31.12.05	30.12.12
CSOP Part B
September 1996	107,283	462	12.09.99	11.09.03
March 1997	5,098	669	07.03.00	06.03.04
March 1998	1,547	550	20.03.01	19.03.05
October 1998	2,000	232	15.10.01	14.10.08
March 1999	8,000	185	12.03.02	11.03.09
March 2000	104,357	252.5	20.03.03	19.03.10
July 2000	327,396	216	07.07.03	06.07.10
December 2000	33,889	270	15.12.03	14.12.10
March 2001	1,589	228	26.03.04	25.03.11
May 2001	25,095	252	29.05.04	28.05.11
June 2001	50,000	240	11.06.04	10.06.11
July 2001	471,726	221	09.07.04	08.07.11
April 2002	588,171	145	02.04.05	01.04.12
December 2002	26,000	102.5	31.12.05	30.12.12
Sharesave Scheme
2000	42,483	202	25.05.03	24.11.03
2000	9,699	202	25.05.05	24.11.05
2001	73,347	98	01.12.04	31.05.05
2001	14,460	98	01.12.06	31.05.07

Total share options	2,786,716

On 3 January 2003 a total of 680,000 options over ordinary shares were granted under this scheme to employees of Vernalis Group companies at an exercise price of 102.5 pence.

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25. Other reserves

	Merger reserve	Other reserve	Contingent Share Capital	Total

		£’000	£’000	£’000

At 1 January 2000	1,078	19,428	405	20,911
Movement during the year	—	127	(405)	(278)

At 31 December 2000	1,078	19,555	—	20,633
Movement during the year	—	83	—	83

At 31 December 2001	1,078	19,638	—	20,716
Movement during the year	—	10	—	10

At 31 December 2002	1,078	19,648	—	20,726

The merger reserve arises as a result of merger relief taken on the acquisition of Vernalis Research Ltd. The balance on the other reserve arises as a difference under merger accounting principles and is equivalent to the share premium account of Vernalis Limited at the date of its acquisition by Vernalis together with the premium on subsequent issues of shares in Vernalis Limited under put and call arrangements with option holders in that company resulting in exchange of these shares for shares in Vernalis on a one-for-one basis.

The release from the contingent share capital reserve represents the premium on the issue of shares previously classified as shares to be issued (see note 22).

26. Reconciliation of movements in Vernalis Group shareholders’ (deficit)/funds

	2002	2001	2000

	£’000	£’000	£’000

Loss for the year	(16,083)	(9,891)	(21,220)
Net proceeds from issue of shares	131	—	4,960
Net proceeds from exercise of share options	—	336	105
Premium on shares issued by subsidiary	10	83	127

Net change in shareholders’ funds	(15,942)	(9,472)	(16,028)
Opening shareholders’ funds	15,617	25,089	41,117

Closing shareholders’ (deficit)/funds	(325)	15,617	25,089

27. Financial commitments

At 31 December 2002, 2001, and 2000 the Vernalis Group had annual commitments under non-cancellable operating leases as follows:

	2002		2001		2000

	Land and Buildings	Other	Land and Buildings	Other	Land and Buildings	Other

	£000	£000	£000	£000	£000	£000

Expiring within one year	—	6	—	15	—	11
Expiring between one and two years	308	8	—	13	—	2
Expiring between two and five years	—	20	270	—	270	63
Expiring in over five years	730	—	869	—	608	—

	1,038	34	1,139	28	878	76

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In addition, the Vernalis Group has committed to undertake certain additional Phase IIIb studies to prove further the efficacy of frovatriptan. At 31 December 2002 the external costs of these additional trials which are expected to be undertaken during the period 31 December 2004 are estimated at £8.8 million (2001: £12 million).

28. Related party transactions

On 7 August 2000 Vernalis paid Cancer Research Ventures, an associate of Vernalis, a further £250,000 for a right of first refusal to develop compounds from Cancer Research Ventures Limited’s research programme for one year. This amount was repaid as part of the disposal of its interest on 6 December 2000. There are no balances on the balance sheet at year end.

During 2000, in the ordinary course of business, the Vernalis Group was party to various contracts with Oxford Asymmetry International plc, a company of which Dr Brimblecombe was Chairman, for the manufacture and supply of materials for certain of the Vernalis Group’s development projects. All of the contracts were the subject of arm’s length negotiations, in which Dr Brim-blecombe did not participate, and were approved by the board. The value of contracts awarded to Oxford Asymmetry International plc during the year was £87,000. On 19 May 2000 Dr Brim-blecombe retired from the board of the Vernalis Group.

Prior to Cerexus Ltd being reclassified from an associate to a subsidiary of the Vernalis Group (see note 14) the Vernalis Group paid £85,926 to Cerexus Ltd to fund research expenditure. In addition, there were balances due from Cerexus Ltd amounting to £332,000 when the company was reclassified as a subsidiary against which there was a provision of £218,948.

29. Notes to the consolidated cash flow statement

i) Net cash flow from operating activities

	2002	2001	2000

	£’000	£’000	£’000

Operating loss	(19,689)	(11,408)	(22,173)
(Profit)/loss on sale of tangible fixed assets	1	(9)	6
Write down of investment in own shares	82	140	270
Depreciation	1,081	958	1,296
Amortisation of goodwill and other intangible assets	2,625	1,791	1,995
Increase in stock	(8)	—	—
Decrease in debtors (excluding accrued interest income)	69	41	555
Non cash movement arising from loan waiver	(7,537)	—	—
Increase in deferred income	9,117	—	—
Increase/(decrease) in creditors (excluding non-operating liabilities)	267	565	(3,251)
Exchange gain	(14)	(3)	(46)
Payments made in respect of restructuring costs	—	(470)	(1,310)

	(14,006)	(8,395)	(22,658)

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ii) Management of liquid resources

	2002	2001	2000

	£’000	£’000	£’000

Net disinvestments/(investment):
Term deposits	3,602	977	(3,951)
Negotiable bank and building society certificates of deposit	5,248	1,902	12,754
Building society floating rate notes	—	—	1,995
Bank and building society bonds	—	—	500

	8,850	2,879	11,298

Vernalis includes term deposits of less than a year and readily realisable financial instruments as liquid resources.

iii) Reconciliation of net cash flow to movements in net funds

	2002	2001	2000

	£’000	£’000	£’000

Reconciliation of net cash flow to movement in net funds
(Decrease)/increase in cash in the period	(38)	43	(535)
Decrease in capital element of finance lease	258	277	341
New finance leases	—	(548)	(282)
New loans	(7,000)	(3,517)	(3,405)
Net divestment in liquid resources	(8,850)	(2,879)	(11,298)

Changes in net funds resulting from cash flows	(15,630)	(6,624)	(15,179)
Other non-cash items:
Loan waiver	7,537	—	—
Accrued interest in loan	(188)	(490)	—
Exchange adjustments	14	3	46

Movement in net debt in the period	(8,267)	(7,111)	(15,133)
Net funds at 1 January	9,956	17,067	32,200

Net funds at 31 December	1,689	9,956	17,067

The cash inflow from new finance leases is in respect of new loans secured against certain of the Vernalis Group’s fixed assets.

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iv) Analysis of net funds

	At 1 January 2002	Cash Flow	Non-cash movements	Exchange movements	At 31 December 2002

	£000	£000	£000	£000	£000

Cash in bank and in hand	50	(38)	—	—	12
Other current asset investments/liquid resources (note 15)	17,921	(8,850)	—	—	9,071

Short-term investments and cash	17,971	(8,888)	—	—	9,083
Finance leases	(652)	258	—	-	(394)
Debt due within one year	(7,363)	—	7,349	14	—
Debt due after one year	—	(7,000)	—	—	(7,000)

Net funds	9,956	(15,630)	7,349	14	1,689

Non-cash movements in net funds related to the waiver of the Elan loan and the related accrued interest (see note 17).

30. Post balance sheet events

On 1 May 2003, Vernalis announced a fully underwritten placing and open offer to raise £14.1 million net of expenses. This is subject to shareholder approval.

31. Contingent asset

The Vernalis Group has stocks of frovatriptan with original costs of approximately £0.6 million (2001: £0.7 million; 2000: £1.2 million) which have been previously expensed. Following the launch of frovatriptan, these stocks, which have a significant remaining shelf life, are capable of realisation at a value in excess of cost. No amounts have been recognised in the financial information in respect of these stocks.

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PART IV

Pro Forma Financial Information Relating to the Merged Group

The following unaudited pro forma statement of the net assets of the Merged Group is provided for illustrative purposes only and, because of its nature, it may not give a true picture of the financial position of the Merged Group. Its purpose is to illustrate the effect on the net assets of British Biotech as if the Merger had happened on 30 April 2003. It is intended that under UK GAAP the Merger will be accounted for using merger accounting principles, and the unaudited pro forma statement of net assets has been prepared on this basis.

The financial information for British Biotech has been extracted without material adjustment from the audited consolidated balance sheet of British Biotech at 30 April 2003 (as set out in Part II of this document) and the financial information for Vernalis has been extracted without material adjustment from the audited consolidated balance sheet of Vernalis at 31 December 2002 (as set out in Part III of this document).

No account has been taken of any transactions of the British Biotech Group during the period since 30 April 2003, or those of the Vernalis Group during the period since 31 December 2002 in particular no adjustment has been made for the placing and open offer by Vernalis described in paragraph 6 of Part I of this document.

		Adjustments

	British
	Biotech	Vernalis
	Group as at	Group as at	Merger
	30 April	31 December	adjustment	Proforma
	2003	2002	(Note 3)	Total

	£’000	£’000	£’000	£’000

Fixed assets
Intangible assets	9,986	19,775	—	29,761
Tangible assets	10,151	1,743	—	11,894
Investments	1,107	—	—	1,107

	21,244	21,518	—	42,762
Current assets
Stocks	—	8	—	8
Debtors	7,105	3,511	—	10,616
Short-term deposits and investments	43,632	9,071	—	52,703
Cash	294	12	—	306

	51,031	12,602	—	63,633

Creditors: amounts falling due within one year	(7,495)	(11,326)	(5,400)	(24,221)

Net current assets	43,536	1,276	(5,400)	39,412

Total assets less current liabilities	64,780	22,794	(5,400)	82,174
Creditors: amounts falling due after one year	(4,147)	(23,119)	—	(27,266)
Provisions for liabilities and charges	(2,517)	—	—	(2,517)

Net assets/(liabilities)	58,116	(325)	(5,400)	(52,391)

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Notes to the pro forma balance sheet

1	The net assets of British Biotech are extracted without material adjustment from the audited consolidated balance sheet of British Biotech at 30 April 2003 (as set out in Part II of this document).

2	The net liabilities of Vernalis have been extracted without material adjustment from the audited consolidated balance sheet of Vernalis at 31 December 2002 (as set out in Part III of this document).

3	The Merger adjustment has been made in respect of the expenses of the merger, of approximately £5.4 million, which relate principally to investment banking fees as well as legal, accounting and regulatory filing fees.

4	It has been assumed that all Vernalis share options described in Part III of these Listing Particulars lapse on completion of the transaction.

5	No adjustment has been made to take account of the trading results of British Biotech since 30 April 2003 or Vernalis since 31 December 2002.

6	The unaudited proforma statement of net assets has been prepared based upon the accounting policies of British Biotech and Vernalis, which are not materially inconsistent.

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The Directors and Proposed Directors
British Biotech plc
Watlington Road
Oxford
OX4 6LY

The Directors
J.P. Morgan plc
10 Aldermanbury
London
EC2V 7RF

25 July 2003

Dear Sirs

British Biotech (the ‘‘Company’’)

We report on the unaudited pro forma statement of net assets set out in Part IV of the Company’s listing particulars dated 25 July 2003. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the proposed merger with Vernalis Group plc might have affected the consolidated balance sheet of the Company as at 30 April 2003.

Responsibilities

It is the responsibility solely of the Directors and Proposed Directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statement of Investment Circular Reporting Standards and Bulletin 1998/8 ‘‘Reporting on pro forma financial information pursuant to the Listing Rules’’ issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the Directors and Proposed Directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

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Opinion
In our opinion:
(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP Chartered Accountants

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PART V

Risk Factors

Prospective investors should be aware that any investment in the Merged Group involves a high degree of risk and should be made only by those with the necessary expertise to appraise the investment. In addition to the other information in this document, the following risk factors should be considered in evaluating whether to make an investment in the Merged Group. Additionally, some risks may be unknown to British Biotech and Vernalis and after the Merger, other risks, currently believed to be immaterial, could turn out to be material. Any or all of these factors could have a material and adverse effect on the Merged Group’s operational results, financial condition and prospects. Furthermore, the trading price of existing issued British Biotech Shares and New British Biotech Shares could decline resulting in the loss of all or part of any investment therein.

1.	For the foreseeable future, the Merged Group will be highly dependent on the success of frovatriptan in the marketplace

Frovatriptan is the Merged Group’s only approved product. As such, and in the same way that Vernalis’ future until the Merger was dependent on the sales of frovatriptan, the Merged Group’s future is highly dependant on the sales of the product. The discovery of adverse reactions, including those which might result in individual or class warnings or contraindications, or its temporary or permanent withdrawal from the market, could considerably undermine the financial state of the Merged Group.

The Merged Group is working towards obtaining approval for the use of frovatriptan for the prophylactic treatment of menstrually associated migraine anticipating that this will increase the overall sales of the product. A failure to obtain the change in the permitted use would reduce the ultimate sales potential of this product.

The sales and marketing of frovatriptan is controlled by the Merged Group’s licensees, Elan Pharma International Limited (and its co-promotion partner, UCB) in the USA and Menarini International in Europe. If the licensees or co-promotion partner do not exercise sufficient efforts in marketing and sales of frovatriptan, or otherwise do not achieve the sales anticipated by the Merged Group, this could reduce milestone payments and royalties and have a material adverse effect on the cash position and the income (and any resulting profitability) of the Merged Group.

Various situations might arise with respect to Elan Pharma International Limited, Menarini, or UCB or any of their respective affiliates which could have an adverse effect on the sales and marketing of frovatriptan. These could include the commencement of insolvency related proceedings in respect of any of those entities, a direct or indirect sale or proposed sales of Elan Pharma International Limited by Elan to a third party or an assignment or proposed assignment by Elan Pharma International Limited of its licence in frovatriptan to a third party.

2.	The occurrence and timing of payment by Elan of the next milestone payment for frovatriptan sales is uncertain and is of great importance to the Merged Group’s financial well-being

Under the terms of its licence arrangements with the Merged Group, Elan is required to pay the Company a $15 million milestone payment if net sales by Elan and UCB in North America exceed $100 million in a 12 month period. The occurrence and timing of receipt of this milestone payment and the consequent increase in the Merged Group’s royalties from frovatriptan as a result of that sales level being achieved are uncertain and are of great importance to the Merged Group’s financial well-being. Furthermore, no assurance can be given as to the financial condition of Elan or that it will perform its obligations in full under the licence.

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3.	The Merged Group has a history of operating losses and negative cash flow and may never become profitable

Both British Biotech and Vernalis are early stage biotechnology companies that have a history of operating losses. No assurance can be given that the operations of the Merged Group will become profitable. These losses have arisen mainly from the costs incurred in research and development of their respective products and general administrative costs. For the year ended 30 April 2003, British Biotech’s pre-tax losses were £17.5 million. For the year ended 31 December 2002, Vernalis’ pre-tax losses were £18.1 million. The Merged Group expects to continue to incur operating losses over the next several years and may never be profitable. To date, each company has generated revenues through licence fees, milestone payments, contract research, and research and development funding from its partners. In addition, Vernalis has generated income from royalty fees related to the licensing of frovatriptan in the US, and from sales of the product in Europe. In order to support the research and development of each company’s drug candidates, the Merged Group plans to incur expenses considerably in excess of revenue. Sales of frovatriptan may not generate revenues at the levels anticipated. The Merged Group may not develop any additional products and any other products it may develop may not generate revenues.

4.	Additional funding may be required to give the Merged Group time to reach profitability

Researching new compounds and conducting pre-clinical and clinical trials is expensive. The Merged Group’s need for capital at any given time depends on a number of factors, including:

•	the Merged Group’s degree of success in commercialising frovatriptan;

•	the amount, and timing, of milestone payments the Merged Group receives from its collaborators;

•	the rate of progress and cost of the Merged Group’s research activities;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

•	the emergence of competing products and other adverse market development; and

•	changes in, or termination of, the Merged Group’s existing collaboration and licensing arrangements.

The Merged Group is of the opinion that the combined available cash resources from British Biotech and Vernalis, according to the current business plan, will be sufficient to fund its operating losses for at least the next 12 months from the date of publication of this document. After this date the Merged Group might not have any cash resources, bank credit facility or other working capital credit line under which it might borrow funds for working capital or other general corporate purposes. If the Merged Group’s plans or assumptions change or are inaccurate, it might need to seek capital sooner than anticipated. The Merged Group might seek to raise any funds it needs through public equity offerings. If the Merged Group obtains funds through a bank credit facility or through the issuance of debt securities or preferred shares, this indebtedness or preferred shares would have rights senior to the rights of holders of the New British Biotech Shares, and the terms of such indebtedness or preferred shares could impose restrictions on its operations. If it is unable to raise additional funds when it needs them, the Merged Group may be required to delay, reduce or eliminate some or all of its programmes. The Merged Group may also be forced to license compounds or technology to others that it would prefer to develop internally until a later and potentially more lucrative stage. If the Merged Group raises additional funds through collaborations and other licensing arrangements, it may have to relinquish its rights to some of its compounds or technologies or grant licences on unfavourable terms.

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5. The Merged Group may be unable to retain and attract key employees

The loss of key employees could weaken the Merged Group’s scientific and management capabilities, resulting in delays in the development of its drugs and impacting negatively on the Merged Group’s business. Both British Biotech and Vernalis are, and the Merged Group will be, significantly dependent on certain scientific and management personnel. Although the Merged Group has entered into employment or consultancy arrangements with each of the Merged Group’s key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Biotechnology companies such as British Biotech and Vernalis are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programmes, collaborative relationships and strategic goals. The loss of these key employees and the Merged Group’s inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Merged Group.

The biotechnology industry has a highly competitive market for qualified scientific and managerial employees. During the pre-Merger and integration periods, competitors may try to recruit the employees of British Biotech and Vernalis. Employees of both companies may also decide to leave due to the uncertainty surrounding the Merger. In addition, as the Merged Group develops it may also need to attract new personnel to manage new programmes and to provide the management experience necessary for the Merged Group to make the transition from a development-focused company to a company with strong sales, marketing, production and distribution capabilities.

6. The Merged Group may experience difficulties managing its growth

The Merged Group expects significant growth in all areas of its operations as it expands its business. Growth in the Merged Group’s business has placed, and may continue to place, a significant strain on its management and operations. The Merged Group’s failure to meet any growth or development challenges could have a material adverse effect on its operations. To compete effectively and manage its growth, the Merged Group will need to continue to:

•	improve its managerial controls and procedures;

•	train, manage and motivate a growing employee base;

•	develop the necessary computer capacity and information systems to support its increasing operational needs and its discovery and development efforts;

•	secure suitable office and laboratory facilities to accommodate its growing needs;

•	accurately forecast demand for its research capability and products; and

•	expand existing operational, financial and management information systems.

7. Development of the Merged Group’s drug candidates

Because development of drug candidates involves a lengthy and complex process, no assurance can be made that the Merged Group will be able to bring any of the drug candidates it is developing to market. Immediately following the Merger, the Merged Group expects to have a total of six drug development programmes in clinical trials. British Biotech and Vernalis are each conducting pre-clinical tests on additional drug development programmes. Any drug candidate which the Merged Group wishes to offer commercially to the public must be put through extensive research, development and pre-clinical and clinical testing which will be costly to the Merged Group. This development process takes several years. In addition, the Merged Group or its partners will need to obtain regulatory approvals to conduct clinical trials and manufacture drugs before they can be marketed. Results of pre-clinical studies are not necessarily indicative of results that may be obtained in clinical trials and results in early clinical trials may be different from those obtained in long-term testing or in general use. Adverse or inconclusive results from pre-clinical testing or clinical trials may substantially delay, or halt entirely, the development of products.

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The Merged Group may fail to successfully develop a drug candidate for many reasons, including:

•	the failure to establish any collaborative third party agreements to support drug development;

•	the failure to produce a promising compound in sufficient quantities to conduct clinical trials or to manufacture the compound at commercially acceptable quantities and prices;

•	the failure of the drug in pre-clinical studies;

•	the inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

•	the failure to obtain required regulatory approvals.

8. Commercial success of the Merged Group’s drug candidates

The drugs that the Merged Group brings to market may not be commercially successful. The Merged Group’s success depends on acceptance of the Merged Group’s products by the market, including by physicians and third-party payors, and consequently the Merged Group’s progress may be adversely affected if it is unable to achieve market acceptance of its products. Factors that may affect the rate and level of market acceptance of any of the Merged Group’s products include:

•	the existence or entry onto the market of superior competing products or therapies;

•	the price of the Merged Group’s products compared to competing products;

•	public perception regarding the safety, efficacy and benefits of the Merged Group’s products compared to competing products or therapies;

•	the effectiveness of the Merged Group’s sales and marketing efforts and those of the Merged Group’s marketing partners;

•	regulatory developments related to manufacturing or use of the Merged Group’s product;

•	the willingness of physicians to adopt a new treatment regimen; and

•	publicity concerning the product type in general.

9. Even if the Merged Group’s products are approved, they may still face later regulatory difficulties

Even if the Merged Group receives regulatory approval to sell any of its products, the FDA, MHRA or comparable foreign regulatory agencies could require the Merged Group to conduct post-marketing trials or could prevent the Merged Group from using the labelling claims which the Merged Group would like to use to promote its products. Regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Merged Group fails to comply with regulatory requirements, regulators could:

•	impose fines against the Merged Group;

•	impose restrictions on the product, its manufacturer, or the Merged Group;

•	require the Merged Group to recall or remove a product from the market;

•	suspend or withdraw its regulatory approvals;

•	require the Merged Group to conduct additional clinical trials;

•	require the Merged Group to change its product labelling; or

•	require the Merged Group to submit additional marketing applications.

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If any of these events occur, the Merged Group’s ability to sell its products will be impaired and the Merged Group may incur substantial additional expense to comply with the regulatory requirements.

In addition, in certain countries, even after regulatory approval, the Merged Group is still required to obtain price reimbursement approval. This may delay the marketing of the Merged Group’s products or, when approval cannot be obtained, mean that the product cannot be sold at all.

10. Ability to compete

The Merged Group’s competitors in the biotechnology and pharmaceutical industries may have superior research capability, drugs, manufacturing capability or marketing expertise. The Merged Group’s business faces intense competition from major pharmaceutical companies and specialised biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Merged Group’s drug programmes. Many of the Merged Group’s competitors have significantly greater financial and human resources and may have more experience in research and development. As a result, the Merged Group’s competitors may develop safer or more effective drugs, implement more effective sales and marketing programmes or be able to establish superior proprietary positions. In addition, the Merged Group anticipates that it will face increased competition in the future as new companies enter the Merged Group’s markets and alternative drugs and technologies become available.

The Merged Group’s products under development are expected to address a broad range of markets. The Merged Group’s competitive position will be determined in part by the potential indications for which the Merged Group’s products are developed and ultimately approved by regulatory authorities. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area may be at a significant competitive advantage relative to late entrants to the market. Accordingly, the relative speed with which the Merged Group or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

The Merged Group’s competitors are developing products that could compete with the product candidates the Merged Group is developing. For example, in some countries frovatriptan is entering the migraine treatment market as the seventh drug in its class. The Merged Group and its collaborators will need to pursuade patients and physicians to adopt its products over its competitors’ products.

11. Technological changes could overtake the Merged Group

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Merged Group’s drugs or make them obsolete. The field of biotechnology is characterised by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which render the Merged Group’s drug candidates less competitive or even obsolete before they generate revenue.

12. Third-party reimbursement

The Merged Group may be adversely affected by third-party reimbursement and healthcare cost containment initiatives. A significant portion of the Merged Group’s future revenue is likely to depend on payments by third-party payers, including government health administration authorities and private health insurers. The Merged Group may not be able to sell its drugs profitably if reimbursement from these sources is unavailable or limited. Third-party payers are increasingly attempting to contain healthcare costs through measures that are likely to impact the drugs the Merged Group is developing, including:

•	challenging the prices charged for healthcare products, by limiting both coverage and the amount of reimbursement for new therapeutic products, and by denying or limiting coverage for drugs that are approved by the regulatory agencies but are considered experimental by third-party payers; and

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•	refusing to provide coverage when an approved drug is used in a way that has not received regulatory marketing approval.

13. Protection of the Merged Group’s intellectual property

The Merged Group’s success depends in part on its ability to obtain and maintain protection for its inventions and proprietary information, so that it can stop others from making, using or selling its inventions or proprietary rights. The Merged Group owns a portfolio of patents and patent applications and is the authorised licensee of other patents. There is a significant delay between the time of filing of a patent application and the time its contents are made public, and others may have filed patent applications for subject matter covered by the Merged Group’s pending patent applications without the Merged Group being aware of those applications. The Merged Group’s patent applications may not have priority over patent applications of others and its pending patent applications may not result in issued patents. Even if the Merged Group obtains patents, they may not be valid or enforceable against others. Moreover, even if the Merged Group receives patent protection for some or all of its products, those patents may not give the Merged Group an advantage over competitors with similar products.

To develop and maintain its competitive position, the Merged Group also relies on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation, which it protects with security measures it considers to be reasonable, including confidentiality agreements with its collaborators, consultants and employees. The Merged Group may not have adequate remedies if these agreements are breached and the Merged Group’s competitors may independently develop any of this proprietary information.

If the Merged Group fails to obtain adequate protection for its intellectual property, the Merged Group’s competitors may be able to take advantage of the Merged Group’s research and development efforts. The Merged Group’s success will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies in general and, in particular, drugs and processes. The Merged Group may not be able to obtain patent protection for the composition of matter of discovered compounds, processes developed by its employees or medical uses of compounds discovered through its technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The Merged Group’s patent position is therefore highly uncertain and involves complex legal and factual issues.

14. Costs of protecting the Merged Group’s intellectual property

The Merged Group may incur substantial costs as a result of disputed intellectual property. The Merged Group may have to initiate litigation to enforce its patent and licence rights. If the Merged Group’s competitors file patent applications that claim technology also claimed by the Merged Group, the Merged Group may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Merged Group to significant liabilities and require the Merged Group either to cease using a technology or to pay licence fees.

The Merged Group could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Merged Group’s favour. Some of the Merged Group’s competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Merged Group can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have material adverse effect on the Merged Group’s ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.

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15. Dependence on certain collaborators and contractors

The Merged Group’s success is dependent on its collaborators and contractors. The Merged Group’s collaborators have substantial responsibility for some of the development and commercialisation of the Merged Group’s drug candidates. Certain of the Merged Group’s collaborators also have significant discretion over the resources they devote to these efforts. The Merged Group’s success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. The Merged Group cannot guarantee that these collaborators will devote sufficient resources to collaborations with the Merged Group or that the Merged Group’s drug candidates can be developed and commercialised without these collaborators.

Currently, British Biotech’s most important collaborators are ImmunoGen, Serono, MGI Pharma and GeneSoft; Vernalis’ are Elan, Menarini and Roche. Following the Merger, the Merged Group’s business will rely significantly on these strategic partners. If the relationship with any one of these partners (or their co-partners) is adversely affected, the Merged Group’s results of operations may be adversely impacted. In addition, the Merged Group will be unable to provide all of its research, development, manufacturing, marketing or sales needs and so the Merged Group will depend on contractors providing such services and upon the effort and skill of the companies providing those services.

The Merged Group cannot guarantee that:

•	existing collaborative arrangements or licence agreements will be able to be maintained;

•	any new collaborative arrangements or licence agreements will be on favourable terms; or

•	any collaborative arrangements or licence agreements will prove successful.

If the Merged Group is unable to continue with any of the existing collaborations and, following negotiations with the relevant partners, terminates a collaboration, no assurance can be given that this will not have a negative impact on the reputation of the Merged Group or its ability to secure additional collaborations in the future.

16.  The Merged Group is dependent on single sources of supply for some of its components

The Merged Group currently depends on single sources of supply for components it needs to conduct its research activities and for some of the raw materials used to manufacture frovatriptan. These suppliers may be unwilling or unable to meet the Merged Group’s future needs. Replacing one of these suppliers or finding additional suppliers could take a long time. For example, if circumstances required the Merged Group to locate an alternative supplier for the raw materials used to manufacture frovatriptan or an alternative secondary manufacturer, manufacture and delivery to the marketplace of frovatriptan could be interrupted. Similarly, if the Merged Group had to interrupt its research programmes in order to locate an alternative supplier of essential components, the Merged Group could be forced to delay pre-clinical or clinical trails. Any of these events would adversely affect the Merged Group’s programmes and projected revenues.

17. If the Merged Group fails to maintain its computer hardware, software and related infrastructure, market acceptance would be delayed and revenues lost

The Merged Group’s research and development programmes involve the analysis of large amounts of data. The Merged Group depends on the continuous, effective, reliable and secure operation of its computer hardware, software and related infrastructure. If the Merged Group’s hardware or software malfunctions, or if their operations are interrupted by forces beyond the Merged Group’s control, the Merged Group will experience reduced productivity.

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18. Integration of operations

There can be no assurance that British Biotech and Vernalis will be able to successfully integrate their operations and realise the benefits expected from the integration. The integration of British Biotech and Vernalis’ operations will require, amongst other things:

•	educating the employees of each company about the technologies and programmes of the other company;

•	co-ordinating or combining research and development efforts;

•	maintaining collaborative relationships as a Merged Group; and

•	aligning the strategic plans of two previously independent management teams.

Integration will require the dedication of management resources that may prevent management from spending its customary amount of time on the day-to-day business of the Merged Group. If British Biotech and Vernalis fail to integrate the companies quickly and efficiently, the benefits expected to be created for shareholders from the integration may not be realised and the Merged Group’s business and results of operations could be adversely affected.

19. Availability and integration of future acquisitions

The biotechnology sector in the United States and in Europe has been characterised by consolidation. The Merged Group’s competitors may also pursue business combinations and bid for companies that the Merged Group views as potential partners in a business combination. As a result, the Merged Group may be unable to locate or enter into business combinations with partners that are the most suitable to its product platform and business strategy, which would limit the synergies created by a business combination. There can be no guarantee that the Merged Group will be able to successfully integrate any businesses or assets that it may acquire in future transactions. Part of the Merged Group’s business strategy is to acquire businesses and assets specialising in pharmaceutical research and development and related services. At this time neither British Biotech, Vernalis nor the Merged Group is a party to any definitive agreement for the acquisition of any material business or assets (other than agreements in the ordinary course of business and the Merger) and no guarantee can be given that definitive agreements may be reached with any person, or that if definitive agreements are executed, that such agreements will be consummated.

20. Evaluation of business

British Biotech and Vernalis’ limited operating histories make it difficult for an investor to evaluate the Merged Group’s business and prospects. The Merged Group’s product pipeline may not result in any meaningful benefits to the Merged Group. Due to the limited operating history referred to above, the Merged Group may have difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which the Merged Group can devote development effort is limited by the availability of financial and scientific resources, the Merged Group is exposed to the risk that the delay or failure of individual product development programmes will adversely affect the content and delivery over time of the Merged Group’s product development pipeline. Investors should consider the Merged Group’s business and prospects in light of the heightened risks and unexpected expenses and problems the Merged Group may face as a business in an early stage of development in a new and rapidly evolving industry.

21. Potential volatility of share price

New British Biotech Shares may fluctuate in value substantially. The market price for British Biotech Shares and the securities of other emerging biotechnology companies have been volatile. During 2002, British Biotech’s closing share price ranged from 44 pence to 365 pence and in 2003 to date ranged from 57 pence to 105 pence (all British Biotech share prices prior to 22 April 2003 have been adjusted to reflect the capital reorganisation completed on 22 April 2003). Factors that could significantly impact the market price of New British Biotech Shares in the future include:

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•	sales of frovatriptan;

•	announcements concerning research activities, technological innovations, clinical trials or financial results by the Merged Group or its competitors;

•	termination of collaborations by the Merged Group or its partners;

•	governmental regulatory initiatives;

•	the FDA, MHRA or European Medicines Evaluation Agency approving or denying new drug applications;

•	patent or proprietary rights developments;

•	public concern as to the safety or ethical implications of biotechnology products;

•	the Merged Group’s ability to deliver expected merger benefits and integrate the businesses of British Biotech and Vernalis; and

•	sales of substantial amounts of the Merged Group’s shares by existing shareholders;

•	price and volume fluctuations in the stock market at large that do not relate to the Merged Group’s operating performance;

•	changes in financial estimates by securities analysts, comments by securities analysts, or the Merged Group’s failure to meet analysts’ expectation;

•	actual or anticipated variations in periodic operating results;

•	new products or services introduced or announced by the Merged Group or its competitors;

•	changes in the market valuations of other similar companies;

•	announcements by the Merged Group of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	additions or departures of key personnel.

22. Government regulation

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the US, the UK and Europe and by regulatory agencies in other countries where the Merged Group intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of drugs and also review the quality, safety and effectiveness of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

Government regulation imposes significant costs and restrictions on the development of pharmaceutical products for human use, including those the Merged Group is developing. The development, clinical evaluation, manufacture and marketing of the Merged Group’s products and ongoing research and development activities are subject to regulation by governments and regulatory agencies in all territories within which the Merged Group intends to manufacture and market its products (whether themselves or through a partner). No assurance can be given that any of the Merged Group’s products will successfully complete the clinical trial process or that regulatory approvals to manufacture and market these products will ultimately be obtained.

The time taken to obtain regulatory approval varies between territories and no assurance can be given that any of the Merged Group’s products will be approved in any territory within the timescale envisaged, or at all. This may result in a delay, or make impossible, the commercialisation of its products.

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Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product’s indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country’s authority.

If regulatory approval is obtained, the product and its manufacture will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale, manufacture or use, including withdrawal of the product from the market, or may otherwise have an adverse effect on the Merged Group’s business.

23. Insurance

The Merged Group’s business exposes it to potential product liability, and professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. No assurance can be made that product liability, clinical trials or any future necessary insurance cover will be available to the Merged Group at an acceptable cost, if at all, or that, if there is any claim, the level of the insurance the Merged Group carries now or in the future will be adequate or that a product liability, professional indemnity or other claim would not materially and adversely affect the Merged Group’s business. In addition, it may be necessary for the Merged Group to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Merged Group’s insurance coverage may not be adequate.

24. Competition regulation

The Merged Group’s activities are subject to several competition law regimes such as those of the European Union, the US and the UK. Article 81(1) of the EC Treaty prohibits agreements between undertakings which have as their object, or effect, the restriction, prevention or distortion of competition within the European Union and which may affect trade between member states. The UK has a similar system of competition law.

Agreements restricting competition within the meaning of Article 81(1) are void in whole or in part. The European Commission may impose fines of up to 10 per cent. of the respective worldwide turnover in the preceding business year on parties entering into such agreements. Persons who have suffered loss by reason of the anti-competitive restrictions may claim damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of the fact that they do not have an appreciable effect on competition or fall within a block exemption. Parties to an agreement not covered by a block exemption may presently apply to the European Commission for an individual exemption. In practice, a similar (but less legally secure) result to an individual exemption can presently be achieved by obtaining a non-binding ‘‘comfort letter’’ from the European Commission.

Certain agreements that British Biotech or Vernalis have, or a member of the British Biotech Group or Vernalis Group have, entered into or the Merged Group may enter into, for example with collaborators and licensees, contain provisions which might be said to be restrictive of competition under Article 81(1). In particular, certain licence agreements that a member of the British Biotech Group or Vernalis Group have entered into, or the Merged Group may enter into, involving the grant of exclusive licences of patents, patent applications, other intellectual property rights and know-how covering the EU territory and/or territorial restrictions may be deemed restrictive. The relevant company will determine on an agreement-by-agreement basis whether the effect of any agreement is not appreciable or a block exemption from the application of Article 81(1) applies to any agreement and, if not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If a block exemption is not applicable and the relevant company does not apply for, or is unsuccessful in obtaining, an individual exemption from the European Commission, provisions of any agreement that restrict competition under Article 81(1), including those relating to the exclusivity rights, may be unenforceable, which could have a material adverse effect on that company. The relevant company could also potentially be subject to fines and/or claims for damages in relation to any anti-competitive arrangements which it enters.

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The Merged Group’s activities are also subject to the EC rules on State aid. Article 87(1) of the EC Treaty prohibits any aid granted by a Member State or through State resources which distorts or threatens to distort competition by favouring certain undertakings or the production of certain goods and which affects trade between Member States. Articles 87(2) and 87(3) provide a list of exhaustive categories of aid compatible with the common market. The European Commission must be informed of any plans to grant or alter aid and, if it finds that a State aid has been granted or altered without prior notification, it is entitled to require the Member State in question to suspend the aid pending the outcome of its decision. If the European Commission finds that the aid is incompatible with the common market, it will generally require repayment of the aid with interest.

Certain arrangements that a member of the British Biotech Group or the Vernalis Group have entered into or the Merged Group may enter into, for example with Governmental collaborators, may involve benefits which might be said to be State aid under Article 87(1). The relevant company will determine on a case-by-case basis whether the effect of any arrangement is to grant or alter aid which should be notified to the European Commission. Any such arrangements which are not notified and subsequently found to be incompatible with the common market could potentially have to be repaid.

25. Use of hazardous materials

The Merged Group’s research work involves the controlled use of biological waste, chemicals, and hazardous, infectious and radioactive materials. The Merged Group is subject to UK and European environmental laws and regulations governing the use, storage, handling, and disposal of these materials and other waste products. Despite its precautions for handling and disposing of these materials, the Merged Group cannot eliminate the risk of accidental contamination or injury. In the event of a hazardous waste spill or other accident, the Merged Group could be liable for damages, penalties or other forms of censure. If the Merged Group fails to comply with any laws or regulations, or if an accident occurs, the Merged Group may have to pay significant penalties and will be held liable for any damages that result. This liability could exceed the Merged Group’s financial resources and could harm its reputation. The Merged Group may also have to incur significant additional costs to comply with current or future environmental laws and regulations. The Merged Group’s failure to comply with any government regulation applicable to its laboratory and the materials used in its laboratory may adversely affect its ability to develop, produce or market any products it may develop.

26. General litigation

The Merged Group in carrying out its activities will potentially face contractual and statutory claims, or other types of claim. In addition, the Merged Group is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of drug products. Consumers, healthcare producers or persons selling products based on the Merged Group’s technology may be able to bring claims against the Merged Group based on the use of such products in clinical trials and the sale of products based on the Merged Group’s technology.

Claims have been alleged against British Biotech on behalf of shareholders and former shareholders as set out in paragraph 11 of Part VI of this document. If proceedings were to commence, such proceedings could be protracted and may require substantial personnel and financial resources. In the case of an adverse outcome for the Merged Group, its liquidity could be adversely affected. To date no proceedings have been served on the Company, however a belief on the part of third parties that proceedings may have commenced or any uncertainty as to the outcome of any potential proceedings could adversely affect the Merged Group’s ability to conduct its business and, in particular, could impair the Merged Group’s ability to negotiate business combinations with other biotechnology companies.

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27.  The Merged Group may be subject to special interest groups and adverse public opinion

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. British Biotech and Vernalis place contracts for such work either themselves or through their collaborators. Such work can be subject to adverse public opinion and has attracted the attention of special interest groups, including those of animal rights activists. Such special interest groups have targeted British Biotech and Vernalis in the past but this has not had a significant impact on either British Biotech’s or Vernalis’s operations to date. There can, however, be no assurance that such groups will not, in the future, focus on the Merged Group’s activities or those of its licensees or collaborators, or that any such public opinion would not adversely affect the Merged Group’s operations.

The pharmaceutical industry is frequently subject to adverse publicity on many topics, including corporate governance or accounting issues, product recalls and research and discovery methods, as well as to political controversy over the impact of novel techniques and therapies on humans, animals and the environment. Adverse publicity about the Merged Group, its collaborators, its products, or any other part of the industry may hurt the Merged Group’s public image, which could harm its operations, cause its share price to decrease or impair its ability to gain market acceptance for its products.

28. The Company may be classified as an investment company which could restrict its ability to raise additional capital

British Biotech may, in the future, be classified as an investment company under the US Investment Company Act of 1940, as amended, because it may, in the future, own investment securities that have a value exceeding 40 per cent. of its unconsolidated assets not including US government securities and it may not qualify for any exemption under the Investment Company Act. If British Biotech is classified as an investment company, and chooses not to register with the SEC, it may not, among other things, be allowed to conduct a public offering of securities in the United States in the future which may impact its ability to raise additional capital.

29.  Foreign exchange rate fluctuations may adversely affect the Merged Group’s results of operations and financial condition

The Merged Group records its transactions and prepares its financial statements in pounds sterling, but a substantial proportion of the Merged Group’s income is received in US dollars or Euros. In addition, the Merged Group has a large US dollar denominated liability to GlaxoS-mithKline and also incurs a proportion of its expenditure in US dollars, relating primarily to the clinical trials that it conducts in the United States. To the extent that the Merged Group’s foreign currency assets and liabilities are not matched, fluctuations in exchange rates between pounds sterling, the US dollar and the Euro may result in realised or unrealised exchange gains and losses on translation of the underlying currency into pounds sterling that may increase or decrease the Merged Group’s results of operations and may adversely affect the Merged Group’s financial condition each as stated in pounds sterling. The Merged Group does not engage in hedging transactions to minimise translation rate exposure.

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PART VI

Additional Information

1. Responsibility

The British Biotech Directors and Proposed Directors, whose names appear on pages 117 and 118, respectively, of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the British Biotech Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and registered office of British Biotech

2.1 British Biotech was incorporated in England and Wales on 13 October 1988, with registered number 2304992. The principal legislation under which British Biotech operates is the Companies Act 1985 (as amended).

2.2 The registered office of British Biotech is at Thames Court, Watlington Road, Oxford, Oxfordshire OX4 6LY.

3. Description of share capital

3.1 The present authorised and issued share capital of the Company is as follows:

Authorised			Issued and fully paid

Number	£		Number	£

285,858,083	14,292,904	Ordinary shares of 5p each	66,751,780	3,337,589
33,375,891	31,707,096	Deferred shares of 95p each	33,375,891	31,707,096

3.2 Based on the authorised and issued share capital of the Company on 24 July 2003 (being the latest practicable date prior to the publication of this document), the following table sets out the authorised and issued ordinary share capital, rounded where relevant to the nearest whole pound, as it would be immediately following the Merger assuming no exercise of options under the British Biotech Share Option Schemes after 24 July 2003 (being the latest practicable date prior to the publication of this document and assuming no exercise of options or conversion rights over Vernalis Shares):

Authorised			Issued and fully paid

Number	£		Number	£

285,858,083	14,292,904	Ordinary shares of 5p each	142,039,093	7,101,955
33,375,891	31,707,096	Deferred shares of 95p each	33,375,891	31,707,096

3.3 The following changes have been made to the issued share capital of British Biotech during the three years preceding 24 July 2003 (the latest practicable date prior to the publication of this document):

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Date	Number of shares	Revised total shares	Exercise price (pence)	Type of scheme	Share price at date of exercise (pence)

16/02/2000	360	666,028,898	5.00	DSB	25.50
29/02/2000	20412	666,049,310	29.00	S	29.50
29/02/2000	12079	666,061,389	29.00	S	29.50
01/03/2000	22320	666,083,709	29.00	S	30.00
04/03/2000	18079	666,101,788	29.00	S	35.00
13/03/2000	1391	666,103,179	5.00	DSB	33.50
16/03/2000	4160	666,107,339	5.00	DSB	30.00
17/03/2000	6929	666,114,268	28.00	S	30.00
17/03/2000	2625	666,116,893	20.00	S	30.00
24/03/2000	1912	666,118,805	5.00	DSB	31.25
30/03/2000	4645	666,123,450	28.00	S	28.25
30/03/2000	1500	666,124,950	20.00	S	28.25
30/03/2000	596	666,125,546	5.00	DSB	28.25
30/03/2000	2953	666,128,499	28.00	S	28.25
30/03/2000	900	666,129,399	20.00	S	28.25
04/04/2000	1660	666,131,059	5.00	DSB	27.00
27/04/2000	1750	666,132,809	20.00	S	25.50
16/05/2000	887	666,133,696	5.00	DSB	25.50
08/06/2000	964	666,134,660	5.00	DSB	22.75
15/06/2000	9743	666,144,403	5.00	DSB	23.50
19/06/2000	712	666,145,115	5.00	DSB	24.00
23/06/2000	1269	666,146,384	5.00	DSB	19.25
27/06/2000	1493	666,147,877	5.00	DSB	20.50
28/06/2000	8405	666,156,282	5.00	DSB	20.50
04/07/2000	1554	666,157,836	5.00	DSB	20.50
05/07/2000	1019	666,158,855	5.00	DSB	22.00
10/07/2000	420	666,159,275	5.00	DSB	22.50
14/07/2000	4000	666,163,275	20.00	S	21.75
14/07/2000	3782	666,167,057	5.00	DSB	21.75
19/07/2000	2805	666,169,862	5.00	DSB	22.50
21/07/2000	1770	666,171,632	5.00	DSB	23.50
24/07/2000	1426	666,173,058	5.00	DSB	24.00
31/07/2000	11553	666,184,611	5.00	DSB	20.50
02/08/2000	6932	666,191,543	5.00	DSB	22.25
07/08/2000	2990	666,194,533	5.00	DSB	22.00
09/08/2000	16000	666,210,533	5.00	DSB	21.75
10/08/2000	8000	666,218,533	5.00	DSB	21.75
23/08/2000	11192	666,229,725	5.00	DSB	20.50
05/09/2000	2957	666,232,682	5.00	DSB	21.00
13/09/2000	999	666,233,681	5.00	DSB	21.50
15/09/2000	8477	666,242,158	5.00	DSB	22.00
25/09/2000	959	666,243,117	5.00	DSB	20.75
02/10/2000	1137	666,244,254	5.00	DSB	22.75
06/10/2000	4501	666,248,755	5.00	DSB	23.50
06/10/2000	687	666,249,442	5.00	DSB	23.50
11/10/2000	889	666,250,331	5.00	DSB	21.00
02/11/2000	44388	666,294,719	5.00	DSB	26.00
09/11/2000	957	666,295,676	5.00	DSB	27.00
04/12/2000	5253	666,300,929	5.00	DSB	22.75
20/12/2000	11214	666,312,143	20.00	S	21.75

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Date	Number of shares	Revised total shares	Exercise price (pence)	Type of scheme	Share price at date of exercise (pence)

20/12/2000	32793	666,344,936	5.00	DSB	21.75
09/01/2001	74529	666,419,465	5.00	DSB	22.00
26/01/2001	64907	666,484,372	5.00	DSB	26.00
15/02/2001	714	666,485,086	5.00	DSB	27.50
13/03/2001	5200	666,490,286	5.00	DSB	24.75
23/03/2001	19260	666,509,546	5.00	DSB	20.75
10/04/2001	1734	666,511,280	20.00	S	19.75
01/05/2001	32988	666,544,268	5.00	DSB	19.00
16/05/2001	2189	666,546,457	5.00	DSB	21.00
22/05/2001	44554	666,591,011	5.00	DSB	20.75
23/05/2001	38273	666,629,284	5.00	DSB	20.00
24/05/2001	913	666,630,197	5.00	DSB	20.50
13/07/2001	309079	666,939,276	5.00	DSB	21.50
19/07/2001	1460	666,940,736	5.00	DSB	20.00
10/08/2001	33945	666,974,681	5.00	DSB	20.25
19/09/2001	19698	666,994,379	5.00	DSB	18.00
25/09/2001	12753	667,007,132	5.00	DSB	15.00
16/10/2001	21729	667,028,861	5.00	DSB	19.25
23/10/2001	17466	667,046,327	5.00	DSB	17.00
26/10/2001	15640	667,061,967	5.00	DSB	16.75
01/11/2001	3511	667,065,478	5.00	DSB	16.50
09/11/2001	85141	667,150,619	5.00	DSB	16.75
23/11/2001	84903	667,235,522	5.00	DSB	17.50
07/12/2001	56487	667,292,009	5.00	DSB	18.00
17/12/2001	4200	667,296,209	5.00	DSB	17.00
04/01/2002	4040	667,300,249	5.00	DSB	18.25
14/01/2002	38478	667,338,727	5.00	DSB	16.50
28/02/2002	18300	667,357,027	5.00	DSB	14.75
18/03/2002	78952	667,435,979	5.00	DSB	10.50
26/03/2002	40889	667,476,868	5.00	DSB	12.00
28/03/2002	16273	667,493,141	5.00	DSB	11.75
14/06/2002	13515	667,506,656	5.00	DSB	10.00
16/09/2002	11150	667,517,806	5.00	DSB	4.75

(i)	S = the British Biotech Group SAYE Share Option Scheme

(ii)	DSB = the British Biotech Deferred Share Bonus Scheme

On 22 April 2003 following the completion of a capital reorganisation the Company’s then issued share capital of 667,517,806 ordinary shares was consolidated into intermediate ordinary shares, and subdivided into 33,375,891 ordinary shares and 33,375,891 deferred shares. 33,375,889 ordinary shares in British Biotech were issued to (now, former) RiboTargets shareholders resulting in an issued share capital of 66,751,780 ordinary shares and 33,375,891 deferred shares.

4. Substantial shareholdings in British Biotech

4.1 In so far as is known to British Biotech, the name of any person other than a British Biotech Director who directly or indirectly, is interested in three per cent. or more of British Biotech’s issued ordinary share capital together with the amount of each such person’s interest (assuming that no option under the British Biotech Share Schemes is exercised after 24 July 2003) is set out below:

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Shareholder	Number of shares held	Per cent. of issued ordinary shares (current)

Invesco	14,657,767	21.96
Apax Partners	13,134,148	19.68
JPMorgan Partners (BHCA) Limited	4,919,674	7.37
Advent	4,873,605	7.30
3i Group plc	3,882,471	5.82
HBOS plc and subsidiary companies	2,674,314	4.01
BVF Partners LP and BVF Inc.	2,473,376	3.71
Alpinvest Holding NV	2,147,515	3.22

Total	48,762,870	73.05

As at 24 July 2003 (the latest practicable date prior to the publication of this document) the British Biotech Directors are not aware of any other interest (within the meaning of Part VI of the Companies Act) which represents three per cent. or more of the issued share capital of the Company.

4.2 The British Biotech Directors are not aware of any persons who, directly or indirectly, jointly and severally, exercise or could exercise control over the Company, whether before or after the Merger.

5. Memorandum of Association and Articles of Association

5.1 The following is a summary of the rights under British Biotech’s Memorandum of Association and Articles of Association relating to voting, dividends, transfers and rights upon a liquidation which attach to the New British Biotech Shares.

5.2 Memorandum

The Memorandum of Association of British Biotech provides that British Biotech’s principal objects are, inter alia, to act as or carry on the business of a holding company and to carry on activities ancillary thereto. The objects of British Biotech are set out in full in clause 4 of its Memorandum of Association which is available for inspection at the address specified in paragraph 15 below.

5.3 Articles of Association

The Articles of Association contain, inter alia, provisions to the following effect. These paragraphs should be read subject to the detailed provisions of the Articles of Association which are available for inspection as provided in paragraph 15 below.

5.3.1 Transfer

The issued and unissued ordinary shares of 5 pence each in the capital of the Company were made eligible for settlement in CREST by means of a resolution of the board dated 9 July 1996, as contemplated by the Uncertified Securities Regulations 1995 and effective under the CREST Regulations. British Biotech Shares and New British Biotech Shares can therefore be held in registered (certified or uncertified) form.

Any shareholder may effect the transfer of some or all his certified shares by an instrument of transfer in writing in the usual form or in any other form approved by the directors or, in the case of uncertified shares, in accordance with the CREST Regulations.

The share transfer form must be signed by or on behalf of the transferor and, in the case of a partly paid shares, also on behalf of the transferee. The transferor will continue to be treated as a shareholder until the name of the transferee is entered in the register of members for the relevant share or shares.

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The directors may, without giving any reason, refuse to register any transfer of shares which are:

(a)	not fully paid provided that, if any of these shares have been admitted to the Official List of the London Stock Exchange, this does not stop dealings in the shares from taking place on an open and proper basis;

(b)	in respect of more than one class of share;

(c)	for certified and uncertified shares, if to joint transferees, in favour of more than four such transferees; and

(d)	for certified shares, not delivered to the office, or any other place decided on by the directors and accompanied by the relevant share certificate and such other evidence as to the transferors’ right to transfer as the directors may reasonably require.

The board may also refuse to register a transfer of uncertified shares in accordance with the CREST Regulations.

If the directors decide not to register a share transfer, they must no later than two months after the transfer or the relevant operator-instruction was received, in each case by British Biotech, send notice of the refusal to the transferee.

5.3.2 Voting rights

Subject to any special rights or restrictions as to voting which are given to any shares (as to which there are none at present), on a show of hands every shareholder who is present in person has one vote, and on a poll every shareholder present in person or by proxy has one vote for every five pence in nominal value of the shares he holds. In the case of joint holders, the vote of the person whose name stands first in the register of members is accepted to the exclusion of any vote tendered by any other joint holder. Unless the directors decide otherwise, a shareholder may not vote at any general or class meeting or exercise any other right in relation to meetings while any amount of money relating to his shares remains outstanding.

5.3.3 Dividends

Subject to the Companies Act, the Company may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders, but no dividend shall exceed the amount recommended by the board. Subject to the Companies Act, the directors may pay such interim dividends as appear to them to be justified by the financial position of the Company on shares of any class, of any amount, on any date and for any period. The directors may also pay fixed dividends on any class of share carrying a fixed dividend on the dates prescribed for the payment of such dividends. Except as otherwise provided by the rights attached to the shares, all dividends shall be divided and paid proportionately to the amounts paid up on the shares on which the dividend is paid during any period in respect of which the dividend is paid.

Except as otherwise provided by the Articles of Association or the rights attached to any shares, a dividend or any other money payable in respect of a share can be paid in whatever currency the directors decide.

Directors may deduct any amount relating to shares which remains outstanding from any dividend or other money payable to the shareholder on or in respect of any share held by him.

The Company may stop sending dividend payments through the post, or cease using any other method of payment (including payment through CREST) if, for two consecutive dividends, the dividend payments have been returned undelivered or remain uncashed during the period for which they are valid or the payments by any other method have failed and, in the case of any one dividend, reasonable enquiries have failed to establish any new address or account of the registered shareholder.

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Any dividend which remains unclaimed for 12 years from the date when it was declared or became due for payment, shall be forfeited and be returned to the Company.

The board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders the right to elect to receive ordinary shares instead of some or all of their cash; a ‘‘scrip dividend’’.

Upon the recommendation of the directors, the Company may by ordinary resolution direct that a dividend be satisfied wholly or partly by the distribution of specific assets (in particular, paid up shares or debentures of any other company). Where any difficulty arises with regard to the distribution, the directors may resolve it as they think fit and in particular (but without limitation) may authorise any person to sell and transfer any fraction (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any shareholder upon the basis of that value in order to adjust the rights of shareholders, and may vest any assets in trustees.

5.3.4 Distribution of assets on a winding up

If the Company is wound up the liquidator may, with the sanction of a special resolution, divide among the shareholders (the division among shareholders to be decided upon by the liquidator) in kind the whole or any part of the assets of British Biotech whether the assets consist of property of one or different kinds and at such property value as the liquidator deems fair. With the like sanction the liquidator may vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he may determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

5.3.5 Alteration of share capital

The Company may, by ordinary resolution, increase its capital, consolidate (or consolidate and then divide) all or any of its share capital into shares of a larger nominal amount than its existing shares and cancel any shares which, at the date of the passing of the ordinary resolution have not been taken, or agreed to be taken and reduce the amount of the Company’s share capital by the amount of the cancelled shares. Subject to the Companies Act, the Company may also divide some or all of its existing shares into shares of a smaller nominal value by ordinary resolution and provide that as between the holders of the divided shares different rights and restrictions apply. The directors have the power to deal with any fractions of shares resulting from a consolidation, including selling any shares representing fractions for the best price reasonably obtainable and distributing the net proceeds of sale among shareholders in proportion to their fractional entitlements.

The Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way. The Company may, subject to the Companies Act, the rules of the London Stock Exchange (if applicable) and to any special rights previously given to holders of existing shares, purchase any of its own shares (including redeemable shares).

If recommended by the directors, the Company can by ordinary resolution capitalise any sum which is part of the Company’s reserves or which the Company is holding as net profit.

Subject to the Companies Act and any resolution of the company, the directors may decide how to deal with any unissued shares. They may, for instance, offer the shares for sale, grant options to acquire them, allot them or otherwise dispose of them.

5.3.6 Restrictions on shareholders

If any shareholder or any other person who the Company has reasonable cause to believe has an interest in the Company’s shares has been duly served with a statutory notice and has not, within 14 days, provided details of those who have an interest and the extent of their interest in that particular shareholding, the Company may send out a further notice to the shareholder (a Restriction Notice) to direct that in respect of the shares in relation to which the default occurred (the Identified Shares) (which expression shall include any further shares which are issued in respect of such shares) the shareholder shall not be entitled to attend or vote either personally or by proxy at a general meeting of the Company or a meeting of the holders of any class of shares or to exercise any other right in relation to general meetings of British Biotech or meeting of the holders of any class of shares.

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Where the Identified Shares represent 0.25 per cent. or more (in nominal value or number) of the issued shares of a class then the Restriction Notice may additionally direct that any dividend (or part thereof) or other money which would otherwise be payable in respect of the Identified Shares shall be withheld without any liability to pay interest thereon when such money is finally paid to the shareholder and/or that a transfer of any of the Identified Shares in certified form and, as far as permitted by the CREST Regulations, any of the identified shares in uncertified form shall be refused, unless the directors are satisfied that they have been sold outright to an independent third party. Any sale through the London Stock Exchange or other stock exchange or acceptance of a takeover offer will be treated as an outright sale to an independent third party.

5.3.7 Variation of rights

Subject to the Companies Act and to special rights previously given to holders of existing shares, British Biotech may issue shares with any rights or restrictions attached to them. Rights or restrictions can be decided upon by either an ordinary resolution or, as long as there is no conflict with any resolution, by the directors.

Subject to the Companies Act, the rights attached to any class of shares may be changed or abrogated, with the written approval of shareholders holding at least three quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the relevant class of shares.

The provisions of the Articles of Association relating to general meetings will apply to any such separate class meeting except that:

(a)	the necessary quorum is two shareholders present in person or by proxy who own at least one third in nominal value of the issued shares of the class;

(b)	if at an adjourned meeting, a quorum as defined at (a) above is not present, one person who holds shares of the class, or his proxy, will be a quorum; and

(c)	any shareholder who is present in person or by proxy can demand a poll at which every shareholder who is present in person or by proxy is entitled to one vote for every share he has of the class (but this is subject to any special rights or restrictions which are attached to any class of shares).

5.3.8 Directors

Number—Subject to the passing of an ordinary resolution changing the restrictions in the Articles of Association, there must be at least two directors and not more than 20 (disregarding alternative directors).

Age—No person will be appointed a director or be required to stop being a director because he has reached a particular age. However, any person who is age 70 or over must retire in accordance with the Articles of Association. Notice of a meeting at which a resolution will be proposed to reappoint or appoint a director who is age 70 or more must state the fact that the relevant director is aged 70 or more.

Appointment—Directors may be appointed by ordinary resolution or by the board of British Biotech and a director need not be a British Biotech shareholder. A director appointed by the board of British Biotech holds office only until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation at that meeting.

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Removal—In addition to any power to remove directors under the Companies Act, the Company may pass a special resolution to remove a director from office even though his time in office has not ended and may (subject to the Articles of Association) elect a person to replace a director who has been removed in this way by passing an ordinary resolution.

Retirement by rotation—At every annual general meeting, one third of the directors will retire by rotation and be eligible for re-election. If one-third is not a whole number, the number of directors to retire is the number nearest to and less than one third. If there are less than three directors, they will all retire. The directors to retire will be those who have been directors longest since they were last elected. If there are directors who were last elected on the same date, and they cannot agree who is to retire, they must draw lots to decide. In addition, any director who would not otherwise be required to retire by rotation must retire by rotation at the third annual general meeting since his last appointment or re-appointment. Any director age 70 or more must retire by rotation.

Eligibility—Only the following may be elected as directors at a general meeting:

(a)	directors retiring at that meeting;

(b)	anyone recommenced by the directors; and

(c)	anyone nominated by a shareholder (not being the person nominated) entitled to vote at the meeting who has delivered to the office of the Company between seven and 42 days before the meeting a letter stating that he intends to nominate another person for election as director and written confirmation from the nominee that he is willing to be elected.

Remuneration—The total such fees paid to all of the directors must not exceed £400,000 per annum or such other higher amount as may from time to time be decided by ordinary resolution. Any director who performs any special or extra services for British Biotech is entitled to receive special pay (whether by way of salary, lump sum or a combination or in any other way, paid as well as or instead of his ordinary pay as a director) as the board of British Biotech or a committee thereof may decide. Each director may be paid reasonable expenses incurred in attending and returning from board meetings, committee meetings, general meetings or otherwise properly and reasonably incurred in connection with British Biotech’s business or in the performance of his duties as a director.

Pensions and gratuities for directors—The board of British Biotech or any committee thereof may provide pensions or other benefits to any director or former director of the Company, or any relation or dependent of such person. However, if the directors want to provide a benefit to a director or former director who has not held an executive post or place of profit in the Company or in a subsidiary undertaking of the Company or in any former owner of the business of the Company or any subsidiary undertaking of the Company, the Company must also pass an ordinary resolution to approve such payment.

Permitted interests—subject to the provisions of the Companies Act and provided that a director discloses the nature and extent of his interest to the board, a director can do any one or more of the following:

(a)	have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving the Company or another company in which the Company has some interest;

(b)	alone or through some firm with which he is associated, do paid professional work for the Company (other than as auditor);

(c)	hold any other position (other than auditor) in the Company as well as being a director; and

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(d)	hold any position within, or be a shareholder of, any other company in which the Company has an interest.

Any director who is so interested does not have to account to the Company for any benefit he receives as a result of any of the above.

Subject to the Articles of Association, a director cannot vote, and be counted in a quorum, on any resolution relating to any contract, transaction, arrangement or other proposal in which he (or a person connected with him) knowingly has a material interest unless the only material interest falls within one of the following:

(a)	a resolution about giving him (the director concerned), or any other person, any security or any indemnity for any money which he, or that other person, has lent at the request, or for the benefit of, the Company, any of its holding companies or any of its subsidiary undertakings;

(b)	a resolution about giving him (the director concerned), or any other person, any security or any indemnity for any liability which he, or that other person, has incurred at the request, or for the benefit of, the Company, any of its holding companies or any of its subsidiary undertakings;

(c)	a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by the Company, any of its holding companies or any of its subsidiary undertakings, to that other person, if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

(d)	a resolution about any proposal relating to an offer of any shares or debentures or other securities for subscription or purchase by the Company, any of its holding companies or any of its subsidiary undertakings, if the director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

(e)	a resolution about any proposal involving any other company if the director (together with any person connected with the director), has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he and any persons connected with him hold an interest in shares representing one per cent. or more of:

(i)	any class of equity share capital of that company; or

(ii)	the voting rights in that company.

Any of these interests of one per cent. or more are treated as being a material interest;

(f)	any arrangement for the benefit of employees of the Company, any of its holding companies or any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates; or

(g)	a resolution about any proposal relating to any insurance which the Company can buy and renew for the benefit of directors or of a group of people which includes directors.

Benefit of employees—The directors may exercise powers to make provision for the benefit of employees or former employees of the Company or any of its subsidiaries in connection with the cessation or transfer of the whole or part of the business of the Company or that subsidiary.

5.3.9 Borrowings

The directors may exercise all the Company’s powers to borrow money; to mortgage or charge all or any of the Company’s undertaking, property and assets (present and future) and uncalled capital, to issue debentures and other securities; and to give security for any debt, liability or obligation of the Company or of any third party.

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The directors will limit the total borrowings of the Company and, so far as they are able, its subsidiary undertakings to ensure the total amount of the British Biotech Group’s borrowing does not exceed the greater of £50,000,000 and 1.5 times the Company’s adjusted capital and reserves unless the Company by ordinary resolution allows borrowings to exceed such limit. Any borrowings owed by one member of the British Biotech Group to another will not be taken into account for the purposes of the calculation of the British Biotech Group’s total borrowings.

5.3.10 Shareholders’ meetings

Subject to the provisions of the Companies Act, the annual general meeting is held at such time as the board of British Biotech may determine. The board of British Biotech may call extraordinary general meetings at any time. At general meetings of British Biotech two members present in person and who are entitled to vote is a quorum, except in the case of adjourned meetings where a quorum is one member present in person or by proxy. Notice periods and the majorities required for the passing of resolutions are those provided for under the Companies Act.

5.3.11 Untraced shareholders

The Company may sell any certificated shares by instructing a member of the London Stock Exchange to sell them at the best price reasonably obtainable at the time of sale, if:

(a)	during the 12 years before the earliest of the notices referred to in (b) below, at least three dividends have become payable on the shares and no dividend has been claimed during that period;

(b)	after the 12 year period, the Company has published a notice, stating that it intends to sell the shares in a national newspaper in the United Kingdom and in a local newspaper appearing in the area in the United Kingdom which includes the address held by the Company for serving notices relating to those shares;

(c)	during the 12 year period and for three months after the last of the notices referred to in (b) above appear, the Company has not heard from the shareholder or any person entitled to the shares by law; and

(d)	the Company has notified the London Stock Exchange that it intends to sell the shares.

To sell any shares in this way, the directors may appoint anyone to transfer the shares. This transfer will be just as effective as if it had been signed by the holder, or by a person who is entitled to the shares by law. The person to whom the shares are transferred will not be bound to concern himself as to what is done with the purchase moneys nor will his ownership be affected even if the sale is irregular or invalid in any way.

The proceeds of sale will belong to the Company, but it must pay an amount equal to the sale proceeds less the costs of the sale to the shareholder who could not be traced, or to the person who is entitled to his shares by law, if that shareholder, or person, asks for it.

After the sale, the Company must record the name of the shareholder, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts. The Company will not be a trustee of the money and will not be liable to pay interest on it. The Company can use the money, and any money earned by using the money, for its business or in any other way that the directors decide, but the money cannot be invested in the Company’s shares or in the shares of any holding company of the Company.

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6. Directors, management and employees

6.1 The following table summarises the average number of employees employed by British Biotech over the last three financial years:

	Financial Year ended
	30 April

	2003	2002	2001

The average number of persons, including executive directors, employed by the British Biotech Group during the year was as follows:
Research, development and operations	77	97	155
Administration	18	20	27

Total	95	117	182

6.2 The current members of the Board and their positions and ages are as follows:

Board

Full name	Position	Age

Peter John Fellner	Executive Chairman	59
Simon John Sturge	Chief Executive	44
Anthony John Weir	Finance Director	43
Timothy Peter Warren Edwards	Corporate Development Director	46
Keith James Merrifield	Non-executive Director	61
Ian Fletcher Kent	Non-executive Director	59
Eugene Warren Williams	Non-executive Director	43

Having participated in the planning for the proposed Merger with Vernalis, and having led the integration of RiboTargets which has now largely been completed, Tim Edwards will step down from the board and leave British Biotech on completion of this Merger.

6.3 Biographies of the current members of the board of directors of British Biotech are set out below:

Peter Fellner

After his election to the Board as a Non-Executive Director in December 2002, Peter Fellner became Non-Executive Chairman in January 2003, and Chairman with executive responsibilities in April 2003. Dr Fellner is also Chairman of Celltech Group plc, having previously been Chief Executive since 1990. Before joining Celltech Dr Fellner was Chief Executive of Roche UK from 1986 to 1990. Prior to this he was Director of the Roche UK Research Centre, and previously Director of Research for Searle UK Research Laboratories. Dr Fellner is also Chairman of two privately held biotechnology companies, Astex Technology Limited and Ionix Pharmaceuticals Limited. He is a director of Isis Innovation Limited and is a member of the Medical Research Council.

Simon Sturge

Mr Sturge has more than twenty years’ experience in the pharmaceutical industry. Mr Sturge received a degree in biology from Sussex University in 1980. From Sussex University Mr Sturge went on to be Product Manager of Napp Laboratories, Head of Sales and Marketing at Smiths Industries PLC and Business Development Manager at Astra Pharmaceuticals before joining Celltech in 1988. Mr Sturge was appointed Chief Executive of Celltech Biologics plc (now Lonza Biologics plc) in 1995 where he remained for two years before joining RiboTargets as Chief Executive.

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Mr Sturge founded RiboTargets when it was spun out from the MRC’s Laboratory of Molecular Biology (LMB) in July 1997 with a £7 million venture capital investment.

Anthony Weir

Mr Weir has a degree in mathematics from Oxford University and is a Fellow of the Institute of Chartered Accountants. Following qualification he advised a variety of businesses as a financial consultant and joined British Biotech in 1990 as Chief Accountant and Company Secretary. In April 1999 he was promoted to the Board with responsibility for Finance, Corporate Communications, Legal and Company Secretariat, Facilities and IT.

Tim Edwards

Mr Edwards qualified in 1980 as a Chartered Accountant and is an Associate of the Institute of Chartered Accountants. After qualification he spent ten years as an entrepreneur and in 1990 was a co-founder of Carter Edwards & Partners Limited, a specialist corporate finance advisory firm. In 1995 he became a Director of Corporate Finance and co-head of the PharmaGroup at NatWest Markets. From 1990 to 1997 he specialised in giving advice on strategy and corporate finance to a variety of major pharmaceutical and healthcare companies and executed various types of transactions. He joined British Biotech in April 1997 and was promoted to the Board in April 1999. Mr Edwards will step down from his current position as Corporate Development Director and leave British Biotech on completion of the Merger.

Keith Merrifield

Mr Merrifield was a main board director of Wellcome plc from 1990 until its acquisition by Glaxo Holdings in 1995. Until May 2003 he was a non-executive director of Coats plc.

Ian Kent

Appointed to the Board in April 2003, Mr Kent is also a non executive director of Biofocus plc. He is chairman of Ardana Bioscience Limited, Intercytex Limited, LGC (Holdings) Limited, Etiologics Limited and Adprotech Limited.

Eugene Williams

Appointed in January 2001, Mr Williams is also Senior Vice President, Therapeutics and General Manager of immune medicated diseases at Genzyme Corp. in the US. He also sits on the board of directors of Adheris, Inc.

6.4 The business address of each of the British Biotech Directors is Thames Court, Watlington Road, Oxford OX4 6LY. Following the Merger, the business address of each of the British Biotech Directors and the Proposed Directors will be Oakdene Court, 613 Reading Road, Winnersh, Wokingham, Berkshire RG41 5UA.

6.5 The Proposed Directors of the Merged Group and their proposed positions and ages are as follows:

Proposed Directors

Full name	Position	Age

Peter Brian Worrall	Corporate Development Director	48
Dr John Blundell Hutchison	Development Director	47
George MacDonald Kennedy	Deputy Chairman
	Senior Independent Director	62
Carol Cecilia Ferguson	Non-executive Director	56
Dr Peter Robert Read	Non-executive Director	64

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Biographies of the Proposed Directors are set out below:

Peter Worrall

Mr Worrall is Finance Director and Company Secretary of Vernalis. Mr Worrall joined Vernalis in 1993 and was appointed to the board of Vernalis as Finance Director in February 1997. Mr Worrall is responsible for the financial strategy and for the management of financial operations of Vernalis. Since the resignation of Vernalis’ Chief Executive Officer in March 2003, he has also taken an overall responsibility for the day to day duties and obligations of the Chief Executive Officer of Vernalis. Prior to joining Vernalis, Mr Worrall served as Finance Director of Danby Medical, which was acquired by Baxter Healthcare Corporation in 1993. He has over 22 years’ experience in the healthcare industry, including seven years with Imed Corporation becoming general manager of its UK subsidiary before founding his own company, Isys Medical, which he sold to Danby in 1991. He received a Masters degree in Economics from the University of St Andrews and qualified as a chartered accountant with Arthur Andersen in 1980.

Dr John Hutchison

Dr Hutchison is Senior Vice President Development and Chief Medical Officer of Vernalis. He was appointed a director of Vernalis in February 2000 where he is responsible for drug development. This involves taking potential new therapies from early pre-clinical testing through to registration and commercialisation. He was previously a main board director of Cerebrus where he was also responsible for drug development since joining the company in 1997. Dr Hutchison began his industrial career 15 years ago as a Clinical Pharmacologist with Fisons, before moving to Experimental Medicine within Astra Pharmaceuticals Ltd. In addition to being a UK registered physician, Dr Hutchison has a first class Honours degree in Human Physiology and a PhD in Neuroscience from the University of Liverpool. Dr Hutchison is a Fellow of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine in London.

George Kennedy

Mr Kennedy was appointed Non-Executive Chairman of Vernalis in May 2000. He was previously with Smiths Industries PLC from 1973 to 2000, where he was appointed to the board in 1983, becoming Executive Director and Chairman of the Medical Division. His other current appointments include non-executive chairman of Carclo PLC and Isotron PLC and Chairman of the Inprint Group, a privately held specialist printing company and Chairman of Eschmann Holdings Limited, a manufacturer of medical equipment. In August 2000 he was appointed by the Department of Trade and Industry as Chairman of the Trade Advisory Group for Africa and the Middle East. He was awarded a CBE in 1997 for services to the healthcare industry and exports.

Carol Ferguson

Ms Ferguson was appointed to the board of Vernalis as a Non-Executive Director in May 2002. She is a qualified chartered accountant who began her investment career with Ivory and Sime, an Edinburgh fund management group. Thereafter she moved to Wood McKenzie, a then stockbroking company, becoming a partner in 1984. Her most recent position was as Finance Director for Timney Fowler, a textiles company. Her current appointments include the Dental Practice Board, where she is a non-executive director and chairs the Audit Committee, and the Chartered Accountants Compensation Scheme where she is a non-executive director. She is also a non-executive director of Gartmore Smaller Companies Investment Trust plc and a non-executive director of the Association of Investment Trusts Companies. Ms Ferguson has a Masters degree in Philosophy and Economics from St Andrews University and was admitted as a member of the Institute of Chartered Accountants of Scotland in 1973.

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Dr Peter Read

Dr Read joined the board of Vernalis as a Non-Executive Director in March 1998. He is a former Chairman of the Hoechst Group of Companies in the UK and a past President of the Association of the British Pharmaceutical Industry. Current appointments include Non-Executive Directorships of each of Celltech Group plc, SSL International plc and Innogenetics Group. He is a Board Member of the South East of England Development Agency and chairs their Business Board. Dr. Read qualified in medicine at the University of London. He is a Fellow of the Royal College of Physicians and of the Faculty of Pharmaceutical Medicine. In January 2000 he was awarded a CBE for services to the pharmaceutical industry.

6.6 The British Biotech Directors and Proposed Directors (in addition to their directorships of British Biotech Group companies and, in the case of Proposed Directors, Vernalis Group companies) hold or have held the following directorships and are or were members of the following partnerships, in the past five years:

Position still held
Name	Position	Company/Partnership	(Y/N)

Peter Fellner	Director	Argentium Research Limited	Y
		Astex Technology Limited	Y
		Celltech Group plc	Y
		Ionix Pharmaceuticals Limited	Y
		Isis Innovation Limited	Y
		Synaptica Limited	N
Simon Sturge	Director	Metalogic Systems Limited	Y
		Imaging Research Solutions Limited	N
Timothy Edwards	Director	Carter Edwards & Partners Limited	Y
		Kenley Partners Limited (now dissolved)	N
Keith Merrifield	Director	Berkhamsted Schools Enterprises Limited	Y
		Boehringer Ingelheim Limited	N
		Coats plc	N
		Cooper, McDougall & Robertson Limited	Y
		Danka Business Systems plc	N
		Kingshill (Berkhamsted) Limited	N
		The Coats Trustee Company Limited	Y
Ian Kent	Director	Roslin Institute (Edinburgh)	Y
Kenhart Investments Limited (in
		liquidation)*	Y
		Adprotech Limited	Y
		Ardana Bioscience Limited	Y
		Rodaris Pharmaceuticals Limited	Y
Globalfarmers.com Limited (in
		receivership)**	N
		LGC (Holdings) Limited	Y
		Intercytex Limited	Y
		Biofocus plc	Y

* Ian Kent, being the sole member of Kenhart Investments Limited, resolved to wind it up voluntarily by a resolution passed on 6 May 1999. At the time the resolution was passed the directors of Kenhart Investments Limited, of which Ian Kent is one, declared that Kenhart Investments Limited would be able to pay its debts in full within 12 months of the commencement of winding up together with interest at the accrued rate. According to the most recently filed Liquidator’s Statement of Receipts and Payments, dated 4 December 2002, the solvent dissolution of Kenhart Investments Limited is expected to be concluded shortly.

** Ian Kent resigned as a non-executive director of Globalfarmers.com Limited in May 2001. Globalfarmers.com Limited had a receiver appointed by its bankers on 4 July 2001. According to the most recently filed Receivers Report which was submitted to the Registrar of Companies on 11 September 2001, Globalfarmers.com Limited is likely to have a shortfall to creditors of £4,244,460, the majority of which is owed to shareholders of Globalfarmers.com Limited, being the Governor and Company of the Bank of Scotland and Caledonian Heritable Investments Limited.

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Position still held
Name	Position	Company/Partnership	(Y/N)

		Ardana Trustees Limited	Y
		Nervation Limited	Y
		Europeptides (UK) Limited	Y
		Etiologics Limited	Y
Campden & Chorleywood Food
		Research Association	N
		Geron Bio-Med Limited	N
		Strakan Group Limited	N
Cambridge Drug Discovery
		Holdings Limited	N
George Kennedy	Director	Carclo plc	Y
		Inprint Group	Y
		Eschmann Holdings Limited	Y
		Isotron plc	Y
		Avon Medicals Limited	N
		Concord Laboratories Limited	N
		Eschmann Bros & Walsh Limited	N
		HG Wallace Limited	N
		Medical Assist Limited	N
		Portex Limited	N
		SI Executive Trustees Limited	N
		SI Pension Nominees Limited	N
		SI Pension Trustees Limited	N
		SI Senior Management Trustees Limited	N
		SIM Trustees Limited	N
		Simcare Limited	N
		Simcare Manufacturing Limited	N
		SIMS Graseby Limited	N
		SIMS Medical Distribution Limited	N
		SIMS Pneupac Limited	N
		SIMS Portex Limited	N
Smiths Industries Medical Systems
		Limited	N
Smiths Industries Public Limited
		Company	N
		NHS Trust	N
		Medical Devices Agency	N
Association of British Health Care
		Industries Limited	N
Carol Ferguson	Director	Gartmore Smaller Companies
		Investment Trust plc	Y
Institute of Chartered Accountants
		Compensation Scheme Limited	Y
		Dental Practice Board	Y
The Association of Investment Trust
		Companies	Y
		The Anastasia Society Limited	N
Dr John Hutchison	Director	Cerebus plc	N
Dr Peter Read	Director	Celltech Pension Trustees Limited	Y
		Celltech Group plc	Y
South East of England Development

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Position still held
Name	Position	Company/Partnership	(Y/N)

		Agency	Y
		Synaptica Limited	Y
		Innogenetics NV	Y
		Research Defence Society Ltd	Y
		SSL International Group plc	Y
		HMR AG Investments Limited	N
		Hoechst Holdings Limited	N
		Hoechst Roussel Vet Limited	N
		AH Cox & Company Limited	N
Association of the British
		Pharmaceutical Industry	N
		Chemical Industries Association Limited	N
		Dade Behring UK Limited	N
		Datapharm Communications Limited	N
		Hoechst UK Limited	N
		Hoechst Roussel UK Limited	N
		Cox Investments Limited	N
		Hoechst Marion Roussel Limited	N
		Hoechst Schering AgrEvo UK Limited	N
		Hoechst Agriculture	N
		Roussel Laboratories Limited	N
		Medeva plc	N
Centre for Medicines Research
		International	N
		Behring Diagnostics UK Limited	N
Eugene Williams	Director	Adheris, Inc.	Y

With the exception of their directorships of British Biotech Group and Vernalis Group companies, respectively, Anthony Weir and Peter Worrall do not hold and have not held any directorships nor are they or have they been a member of any partnerships in the past five years.

6.7 At the date of this document and save as disclosed in paragraph 6.6 of this Part VI in respect of Ian Kent in relation to Kenhart Investments Limited, none of the British Biotech Directors and none of the Proposed Directors:

(a)	has been director or partner of any companies or partnerships at any time in the previous five years save as disclosed in paragraph 6.6 above; or

(b)	has any unspent convictions in relation to the indictable offences; or

(c)	has been bankrupt or entered into an individual voluntary arrangement; or

(d)	has been a director with an executive function of any company at any time of or within 12 months preceding receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company’s creditors generally or with any class of its creditors; or

(e)	has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership; or

(f)	has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

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(g)	has been subject to any public criticism by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a Court from acting as a director of a company or from acting in the management or conducting the affairs of any company.

6.8 No British Biotech Director and none of the Proposed Directors has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the British Biotech Group and which were effected by British Biotech or any member of the British Biotech Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

6.9 Executive Directors

British Biotech has service agreements with the following individuals:

Mr Anthony Weir, an executive director and finance director, entered into a service agreement with British Biotech on 24 June 1999 (as varied on 23 April 2003 and in a letter dated 17 July 2003). Mr Weir is currently receiving a salary of £180,000 per annum. His salary is exclusive of any bonus award, pension contribution or share option grant which may be made by the board of directors from time to time and inclusive of any fees payable to him as director or other officer of British Biotech or the British Biotech Group. The service agreement provides that his salary shall be variable upwards by a decision of the board of directors and a salary review takes place at least annually. The agreement has no fixed term and is terminable by mutual agreement between the parties at any time or by either party giving to the other not less than 12 calendar months’ notice in writing. As Mr Weir is not on a fixed term service agreement, if his employment terminates he is entitled to be given notice as set out above and he will be entitled to receive any salary or benefits for the duration of the notice period. Mr Weir is entitled to terminate his employment at any time within six months after a Change of Control of British Biotech (as defined below for this purpose) by giving to British Biotech not less than 30 days prior notice in writing. Upon such termination, or upon termination without notice by British Biotech during such six month period, he shall be entitled to receive a payment by way of liquidated damages equal to 12 times his then monthly salary. Change of Control shall take place on the date on which one person or a group of persons acting in concert holds, directly or indirectly, any shares in British Biotech which carry 50 per cent. or more of the then voting rights of British Biotech but a Change of Control shall not be deemed to have taken place upon completion of the Merger. The agreement with Mr Weir provides that if before the expiration of the agreements his employment is terminated as part of any arrangement for the amalgamation of British Biotech, Mr Weir shall be offered employment with the amalgamated company for a period of not less than the unexpired term of his service agreement and on terms not less favourable than the terms of his existing service agreement.

Under his service agreement Mr Weir is currently paid a non pensionable cash car allowance of £12,600 per annum and he is entitled to 30 days’ paid holiday per year or to such longer holidays as shall from time to time be agreed by the board of directors in addition to bank or public holidays. In the event that Mr Weir is prevented by illness or other incapacity from performing his duties he is entitled to receive his full salary for the first six months and one half of his full salary for the next consecutive period of six months during which his incapacity continues. The service agreement provides that Mr Weir is entitled to be a member of the British Biotech pension scheme and to receive a total monthly contribution payable by British Biotech into one or more appropriate pension schemes established by British Biotech at a rate of 19 per cent. of basic salary, variable upwards by decision of the board of directors. The agreement contains a confidentiality provision which has effect during employment and for five years after the termination of employment as well as restrictions on the solicitation of employees for a period of 12 months following termination of employment. British Biotech may in its absolute discretion award to a Mr Weir non-pensionable annual cash bonus of up to a maximum of 50 per cent. of his base salary dependent upon the achievement of performance targets. Following the Merger, Mr Weir will be Chief Financial Officer.

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Mr Tim Edwards, an executive director, entered into a service agreement with British Biotech on 24 June 1999 (as varied on 23 April 2003). Except as referred to below, his service agreement with British Biotech is identical in all material respects to that of Mr Weir. Mr Edwards is currently receiving a salary of £230,000 per annum. Mr Edwards is entitled to terminate his employment at any time with six months after a Change of Control of British Biotech (as defined below for this purpose) by giving to British Biotech not less than 30 days prior notice in writing. Upon such termination, or upon termination without notice by British Biotech during such six month period, he shall be entitled to receive a payment of liquidated damages equal to 18 times his then monthly salary. Change of Control shall take place on the date on which one person or a group of persons acting in concert holds, directly or indirectly, any shares in British Biotech which carry 50 per cent. or more of the then voting rights of British Biotech. Following the Merger, Mr Edwards will step down from the board and leave British Biotech.

Dr Peter Fellner is executive chairman of British Biotech. Except as referred to below his service agreement with British Biotech is identical to that of Mr Weir (see above). Dr Fellner receives a salary of £200,000 per annum. He is entitled to receive certain fixed bonus payments once the British Biotech share price has reached pre-determined levels, payment being conditional on exercise of a corresponding part of options granted to him on 25 April 2003 and such payment being equal to approximately half of the option price payable by Dr Fellner in respect of such options. Accordingly, Dr Fellner is entitled to receive, in each case after the deduction of income tax and employee’s National Insurance contributions (for which reason the figures given are approximate), £350,000 once the British Biotech share price has reached £1.00, £100,000 when the British Biotech share price has reached each of £1.20, £1.40 and £1.60, £350,000 when the British Biotech share price has reached £2.00 and a final £350,000 when the British Biotech share price has reached £3.00. In each case, the share price will only have reached the requisite value if the market value of a British Biotech Share has been at or above the required value over 30 consecutive dealing days. Dr Fellner does not receive a car or car allowance, nor is he entitled to participate in the British Biotech pension scheme. Dr Fellner’s service agreement, which is dated 21 March 2003, does not contain any provisions relating to a change of control of British Biotech. Dr Fellner has also been granted, as part of his remuneration arrangements, share options by the Company.

Mr Simon Sturge became Chief Executive Officer of British Biotech on 23 April 2003 under the terms of a service agreement dated 21 March 2003 (as varied in a letter dated 17 July 2003). His service agreement with British Biotech is identical to that of Mr Weir (see above) other than in relation to change of control provisions and with the exception that he receives a salary of £300,000 per annum as well as a non pensionable car allowance of £12,500 per annum and British Biotech may in its absolute discretion award to Mr Sturge a non-pensionable annual cash bonus up to a maximum of 50 per cent of his base salary dependent upon the achievement of performance targets. Conditional on the Merger becoming or being declared unconditional in all respects, provisions relating to change of control which are identical to those in the service agreements of Mr Worrall and Dr Hutchison (see below) will be added to Mr Sturge’s service agreement. However, the change of control provision in the service agreement of Mr Sturge will not apply in relation to the Merger.

Conditional on the Merger becoming or being declared unconditional in all respects, British Biotech has entered into service agreements with the following individuals:

(a)	Mr Peter Worrall will be appointed Corporate Development Director of British Biotech. Except as referred to below, his service agreement with British Biotech will be identical in all material respects to that of Mr Weir. Mr Worrall will receive a salary of £230,000 per annum and a non pensionable cash car allowance of £12,600 per annum. British Biotech may in its absolute discretion award to Mr Worrall a non pensionable annual cash bonus up to a maximum of 50 per cent of his base salary dependent on the achievement of performance targets. Mr Worrall’s service agreement contains provisions relating to change of control which provide that he shall be entitled at any time within six months after a Change of Control of

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British Biotech (as defined below for this purpose) to terminate his employment by giving to British Biotech not less than 30 days prior notice in writing. Upon such termination or upon termination without notice by British Biotech during such six month period he shall be entitled to receive a payment forthwith by way of liquidated damages equal to 12 (twelve) times his then monthly basic salary. For the purpose of Mr Worrall's service agreement, Change of Control of British Biotech shall take place on the date on which one person or a group of persons acting in concert holds, directly or indirectly, any shares in British Biotech which carry fifty per cent (50%) or more of the then voting rights of British Biotech and a Change of Control shall be deemed to have taken place upon completion of the Merger.

(b)	Dr John Hutchison will be appointed Development Director of British Biotech. His service agreement with British Biotech will be identical in all material respects to that of Mr Weir with the exception that he will receive a salary of £180,000 per annum as well as a non pensionable car allowance of £12,600 per annum. British Biotech may in its absolute discretion award to Dr Hutchison a non pensionable annual cash bonus up to a maximum of 50 per cent of his base salary dependent on the achievement of performance targets. Dr Hutchison’s service agreement contains provisions relating to change of control identical to those in Mr Worrall’s service agreement.

Dr Colin Trevor Dourish is currently a Vernalis Director and will remain with the Merged Group (but not as a main board director) following completion of the Merger in his capacity as research director, Winnersh and with the same terms and conditions. Dr Dourish has a service contract with Vernalis dated 24 February 2000 and he is stated to have commenced employment on 1 October 1995. His service contract is terminable on 12 months’ written notice from Vernalis or on six months’ written notice from him on or after 1 July 2000 (Vernalis will retain the right to pay salary and a salary supplement in lieu of notice) and will provide for automatic termination on him reaching the age of 60 years. His salary is £170,000 per annum. He is eligible to receive a performance bonus of up to (but not necessarily all of) 35 per cent. of his salary earned during the financial year of Vernalis which runs to 31 December. He is also entitled, by way of benefits, to medical insurance, life assurance and a salary supplement equal to 25 per cent. of his salary from which he may make his own arrangements regarding a car and a pension. Vernalis currently pays £25,500 per annum on his behalf into a pension plan. These pension plan payments are deducted from the 25 per cent. salary supplement paid by Vernalis. If, during the period of twelve months from the date on which:

(i)	any person, firm or company has obtained control of Vernalis (as defined in section 840 of ICTA); and
(ii)	any offer such person, firm or company has made to acquire shares in the capital of any holding company of Vernalis is declared unconditional in all respects,

either Vernalis or Dr Colin Dourish serves notice to terminate his contract, Vernalis would then forthwith make the payment of an amount equal to 12 months’ salary and salary supplement in lieu of notice.

6.10 Non-executive directors

The following Non-executive Directors have terms of appointment with British Biotech as follows:

(a)	Mr Keith Merrifield is engaged by British Biotech as a non-executive director on the terms of a letter of appointment dated 21 March 2003 for a fixed term of three years. Mr Merrifield is paid a fee of £30,000 per annum. Mr Merrifield’s appointment may be terminated at any time in accordance with British Biotech’s Articles of Association however the letter of appointment states that British Biotech would normally expect from Mr Merrifield at least one month’s prior notice of resignation as a non executive director. If Mr Merrifield’s appointment terminates before the fixed term expires, his letter of appointment does not entitle him to any compensation. He will be paid his fees up to the termination date. The letter of appointment contains confidentiality provisions. Conditional on the Merger becoming or being declared unconditional in all respects, (under the terms of a letter dated 17 July 2003) Mr Merrifield’s fees will be increased to £33,000 per annum.

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(b)	Mr Eugene Williams is engaged by British Biotech as a non-executive director on the terms of a letter of appointment dated 21 March 2003 under which he will remain a non-executive director until 25 January 2004. He is paid a fee of £30,000 per annum and his appointment may be terminated at any time in accordance with British Biotech’s Articles of Association however the letter of appointment states that British Biotech would normally expect from Mr Williams at least one month’s prior notice of resignation as a non executive director. If Mr Williams’ appointment terminates before the fixed term expires, his letter of appointment does not entitle him to any compensation. He will be paid his fees up to the termination date. The letter of appointment contains confidentiality provisions. Conditional on the Merger becoming or being declared unconditional in all respects, (under the terms of a letter dated 17 July 2003) Mr Williams’ fees will be increased to £33,000 per annum.

(c)	Mr Ian Kent is engaged by British Biotech as a non-executive director on the terms of a letter of appointment dated 21 March 2003. His appointment took effect from 23 April 2003 for an initial period of three years. Mr Kent is paid a fee of £30,000 per annum. His appointment may be terminated at any time in accordance with British Biotech’s Articles of Association; however, the letter of appointment states that British Biotech would normally expect from Mr Kent at least one month’s prior notice of resignation as non-executive director. If Mr Kent’s appointment terminates before the fixed term expires, his letter of appointment does not entitle him to any compensation. He will be paid his fees up to the termination date. The letter of appointment contains confidentiality provisions. Conditional on the Merger becoming or being declared unconditional in all respects, (under the terms of a letter dated 17 July 2003) Mr Kent’s fees will be increased to £33,000 per annum.

Conditional on the Merger becoming or being declared unconditional in all respects, Dr Peter Read, (under the terms of a letter dated 17 July 2003) Mr George Kennedy, (under the terms of a letter dated 17 July 2003) and Ms Carol Ferguson (under the terms of a letter dated 17 July 2003) will be appointed as non-executive directors of British Biotech on substantially identical terms to those contained in the letter of appointment for Mr Ian Kent. The only material exception to this will be that Mr George Kennedy will also be Senior Independent Non-Executive Director and Deputy Chairman of British Biotech and he will receive fees of £55,000 per annum. Dr Read and Ms Ferguson will receive fees of £33,000 per annum.

6.11 The total emoluments receivable by the British Biotech Directors will be varied as a result of the Merger. Keith Merrifield’s fees will increase from £30,000 to £33,000 per annum, as will Ian Kent’s and Eugene Williams’.

6.12 The aggregate amount of compensation paid to all directors of British Biotech as a group by the British Biotech Group for services in all capacities during the financial year ended 30 April 2003 was £1,440,000. This amount includes directors’ fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for directors of British Biotech by the British Biotech Group during the financial year ended 30 April 2003 was £111,000. It is estimated that for the financial year ended 30 April 2004 and conditional upon completion of the Merger, the aggregate of remuneration of the directors of British Biotech and the Proposed Directors will be approximately £1,105,000. This amount includes the directors’ of British Biotech and Proposed Directors’ fees and salaries but excludes bonus payments compensation for loss of office and amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for the directors of British Biotech and Proposed Directors by the British Biotech Group during the financial year ended 30 April 2004, conditional upon completion of the Merger, will be approximately £136,000. The amount of bonus payments to directors of British Biotech and Proposed Directors during the financial year ended 30 April 2004, conditional upon completion of the Merger payable at the discretion of British Biotech, is estimated to be approximately £358,000.

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6.13 There is no arrangement under which a British Biotech Director or a Proposed Director has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

6.14 There are no outstanding loans granted by any member of the British Biotech Group to, or for the benefit of, the British Biotech Directors and Proposed Directors and there are no guarantees provided by any member of the British Biotech Group to, or for the benefit of, the Directors and Proposed Directors.

6.15 The table below sets out the interests of British Biotech Directors and Proposed Directors (all of which are beneficial unless otherwise stated) in the securities of British Biotech as at 24 July 2003 (being the latest practicable date prior to the publication of this document):

Director	Beneficial ordinary shares	Non-beneficial ordinary shares	Share options

Peter Fellner	50,000	—	2,670,071
Simon Sturge	56,435	—	1,367,520
Anthony Weir	51,728	—	807,329
Timothy Edwards	60,403	—	899,570
Keith Merrifield	1,500	—	—
Peter Worrall	—	—	—
Dr John Hutchison	—	—	—
George Kennedy	—	—	—
Carol Ferguson	—	—	—
Dr Peter Read	—	—	—

6.16 The table below sets out the interests of British Biotech Directors and Proposed Directors* (all of which will be beneficial unless otherwise stated) in the securities of British Biotech as they will be immediately following the Merger:

Director	Beneficial ordinary shares		Non-beneficial ordinary shares	Share options

Peter Fellner	50,000		—	2,670,071
Simon Sturge	56,435		—	1,367,520
Anthony Weir	51,728		—	807,329
Timothy Edwards	60,403		—	899,570
Keith Merrifield	1,500		—	—
Peter Worrall	94,349	**	—	713,178	***
Dr John Hutchison	35,811		—	558,139	***
George Kennedy	29,274		—	—
Carol Ferguson	27,810		—	—
Dr Peter Read	2,583		—	—

*	These figures do not take into account any of the options in Vernalis Shares held by the Proposed Directors.
**	This figure includes 16,137 Vernalis Shares which will be transferred to Peter Worrall under the Vernalis Restricted Share Scheme which vest when the Offer becomes or is declared unconditional.
***	These figures are based on the Closing Price of 64.5 pence per British Biotech Share on 24 July 2003 (being the latest practicable date prior to publication of this document). The actual number of options over British Biotech Shares to be granted to Mr Worrall and Dr Hutchison following the Merger will depend on the price of the British Biotech Shares at that time. See paragraph 9.7 below for details.

6.17 The interests of the British Biotech Directors and Proposed Directors in British Biotech’s share capital set out in paragraphs 6.15 and 6.16 above are the only interests which are or would be (following the Merger):

(a)	notifiable to British Biotech pursuant to section 324 or section 328 of the Companies Act;

(b)	required pursuant to section 325 of the Companies Act to be entered in the register referred to therein; or

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(c)	interests of a connected person of a British Biotech Director or Proposed Director, which would, if the connected person were a British Biotech Director, be required to be disclosed under sub-paragraphs (a) or (b) above, and the existence of which is known to, or could with reasonable diligence be ascertained by, the relevant director.

6.18 The British Biotech Directors each hold the share options set out below in British Biotech. As at 24 July (the latest practicable date prior to the publication of this document) there were no other outstanding share options granted by British Biotech to the British Biotech Directors.

	At 1 May 2003 Number	Granted in the financial year 2003/04 Number	Lapsed in the financial year 2003/04 Number	At 24 July 2003 Number	Exercise price	Date from which exercisable	Expiry Date	Performance conditions

T P W Edwards
Executive Scheme	2,500			2,500	£47.0000	Apr 2000	Apr 2007	(iv)
	2,500			2,500	£47.0000	Apr 2002	Apr 2007	(v)
	3,540			3,540	£20.3000	Dec 2000	Dec 2007	(iv)
	3,540			3,540	£20.3000	Dec 2002	Dec 2007	(v)
	6,250			6,250	£8.0000	Sep 2001	Sep 2008	(iv)
	6,250			6,250	£8.0000	Sep 2003	Sep 2008	(v)
	12,500			12,500	£4.4000	Jul 2002	Jul 2009	(iv)
	12,500			12,500	£4.4000	Jul 2004	Jul 2009	(v)
British Biotech Discretionary Share Option Plan	717,940			717,940	£0.5850	Apr 2006	Apr 2013	(viii)
Bonus Scheme	1,500			1,500	£1.0000	Apr 1999	Apr 2004	(i)
	1,850			1,850	£1.0000	Jul 1998	Jul 2005	(i)
	3,700			3,700	£1.0000	Jul 2000	Jul 2005	(i)
	62,500			62,500	£1.0000	Jul 2002	Jul 2007	(vi)
	62,500			62,500	£1.0000	Aug 2003	Aug 2003	(vii)

	899,570	0	0	899,570

A J Weir
British Biotech 1992 Share	2,708			2,708	£8.5163	Jul 1996	Jul 2003	(i)
Option Scheme	5,077			5,077	£7.1890	Jul 1997	Jul 2004	(ii)
	7,815			7,815	£7.1890	Jul 1999	Jul 2004	(iii)
Executive Scheme	1,202			1,202	£42.0000	Dec 2000	Dec 2006	(iv)
	1,202			1,202	£42.0000	Dec 2001	Dec 2006	(v)
	3,078			3,078	£20.3000	Dec 2000	Dec 2007	(iv)
	3,078			3,078	£20.3000	Dec 2002	Dec 2007	(v)
	6,250			6,250	£8.0000	Sep 2001	Sep 2008	(iv)
	6,250			6,250	£8.0000	Sep 2003	Sep 2008	(v)
	12,500			12,500	£4.4000	Jul 2002	Jul 2009	(iv)
	12,500			12,500	£4.4000	Jul 2004	Jul 2009	(v)
British Biotech Discretionary Scheme Option Plan	615,380			615,380	£0.5850	Apr 2006	Apr 2013	(viii)
SAYE Scheme	370			370	£5.5000	Oct 2003	Mar 2004	(i)
Bonus Scheme	98			98	£1.0000	Jul 1997	Jul 2004	(i)
	198			198	£1.0000	Jul 1999	Jul 2004	(i)
	1,808			1,808	£1.0000	Jul 1998	Jul 2005	(i)
	3,217			3,217	£1.0000	Jul 2000	Dec 2005	(i)
	62.500			62,500	£1.0000	Jul 2002	Jul 2007	(vi)
	62.500			62,500	£1.0000	Aug 2003	Aug 2008	(vii)

	807,329	0	0	807,329

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	At 1 May 2003 Number	Granted in the financial year 2003/04 Number	Lapsed in the financial year 2003/04 Number	At 24 July 2003 Number	Exercise price	Date from which exercisable	Expiry Date	Performance conditions

S Sturge
British Biotech Discretionary Scheme Option Plan	1,367,520			1,367,520	£0.5850	Apr 2008	Apr 2013	(viii)

	1,367,520	0	0	1,367,520

P J Fellner
Option Deed	2,670,071			2,670,071	£1.0000	Apr 2003	Apr 2013	(ix)

	2,670,071	0	0	2,670,071

Total	5,744,490			5,744,490

Performance conditions
(i)	None
(ii)	RPI
(iii)	Pharmaceuticals index
(iv)	Median FT-SE 100
(v)	Upper quartile FT-SE 100
(vi)	Progressively as share price increases from £9.00 to £18.00 by July 2003
(vii)	Progressively as share price increases from £5.00 to £8.00 by July 2004
(viii)	See paragraph 9.5 for rules of British Biotech Option Plan
(ix)	See description of the Option Deed on page 33

No options were exercised by executive directors of British Biotech during the year.

The Closing Price of the Company’s shares at 24 July 2003 was 64.5 pence (120.0* pence in 2002). During 2002 the Closing Price of the Company’s shares ranged from 44* pence to 365* pence (270* pence to 605* pence in 2001).

The exercise price of the options ranges from 5 pence to 235 pence. No payment has been made by executive directors for the grant of options.

As at 24 July 2003, in aggregate, the British Biotech Directors’ interests in British Biotech Shares amount to approximately 0.3 per cent of British Biotech’s issued ordinary share capital.

* Prices of ordinary shares of 5 pence each in the capital of British Biotech have been adjusted to reflect the capital reorganisation of British Biotech completed on 22 April 2003.

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6.19 The remuneration of each of the directors of British Biotech who served during the financial year 2003 is set out below.

	Salary/fees £000	Benefits £000	Performance related bonus £000	Compensation for loss of office £000	2003 Total £000	2002 Total £000	2003 Pension £000	2002 Pension £000

Executive
Dr P J Fellner (Chairman)	37	—	—	—	37	—	—	—
S Sturge (Chief Executive)	7	—	—	—	7	—	—	—
Dr E P Goldstein	211	12	—	526	749	551	40	72
T P W Edwards	208	13	55	—	276	273	40	35
A J Weir	165	14	46	—	225	244	31	31

	628	39	101	526	1,294	1,068	111	138

Non-Executive
C Hampson	60	—	—	—	60	90	—	—
K J Merrifield	23	—	—	—	23	23	—	—
Dr P A Nicholson	15	—	—	—	15	23	—	—
P G Rogerson	23	—	—	—	23	23	—	—
E W Williams	23	—	—	—	23	23	—	—
I F Kent	2	—	—	—	2	—	—	—

	146	—	—	—	146	182	—	—

Total	774	39	101	526	1,440	1,667	111	214

6.20 There have been no material transactions during the last three years to which any director or officer of, Vernalis or British Biotech was a party, or had a direct or indirect interest, which were unusual in their nature or conditions or significant to the businesses of Vernalis or British Biotech respectively and no such transactions are presently proposed. No director or officer of Vernalis and British Biotech, or any associate thereof, was indebted to Vernalis or British Biotech respectively or any of their respective subsidiaries at any time in the last three years.

* Prices of ordinary shares of 5 pence each in the capital of British Biotech have been adjusted to reflect the capital reorganisation of British Biotech completed on 22 April 2003.

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7. Subsidiary undertakings

British Biotech has the following subsidiaries, which are wholly-owned (directly or indirectly) and have the registered office of Thames Court, Watlington Road, Oxford, Oxfordshire OX4 6LY:

	Nature of business	Country of
Subsidiary undertaking	and operation	incorporation

BB Pharmaceuticals Limited	Dormant	England and Wales
British Biotech International Limited	Non-trading	England and Wales
British Biotech Investments Limited	Holding company	England and Wales
—British Biotech (UK) Limited	Non-trading	England and Wales
—British Biotech Americas Inc.	Holding company	United States
—British Biotech Inc.	Non-trading	United States
British Biotech Pharmaceuticals Limited	Research and development	England and Wales
—Neures Limited	Dormant	England and Wales
—Lanehawk Limited	Dormant	England and Wales
—Oxford Gene Systems Limited	Dormant	England and Wales
British Biotech Services Limited	Non-trading	England and Wales
British Biotechnology Limited	Dormant	England and Wales
British Biotechnology Products Limited	Dormant	England and Wales
Genalife Limited	Dormant	England and Wales
Intrica Pharma Limited	Dormant	England and Wales
Intrica Pharmaceuticals Limited	Dormant	England and Wales
RiboTargets Holdings plc	Holding company	England and Wales
— RiboTargets Limited	Research and development	England and Wales
Vallesca Limited	Dormant	England and Wales
Vallesco Limited	Dormant	England and Wales
Vallesca Pharmaceuticals Limited	Dormant	England and Wales
Vallesco Pharmaceuticals Limited	Dormant	England and Wales

8. Principal establishments

British Biotech currently has an interest in property at three sites. These are Watlington Road, Cowley, and Barton Lane, Abingdon, both in Oxfordshire, and Granta Park in Cambridge. The specific property interests at each site are as set out below.

Property at Watlington Road, Cowley, Oxfordshire

	Total floor
Premises	area (m2)	Tenure	Additional comments

Thames Court	2,525	Freehold	Mainly office use, together with the computer hub and network systems. There is an unused laboratory suite on the ground floor.

Brook House	2,396	Freehold	Mixture of office and laboratory facilities. Currently unoccupied except for a single biology laboratory to the rear of the premises but work here will be ended by end of September 2003 leaving the property unused.

Cherwell House	1,196	Freehold	Mainly storage and service function fit out with some office accommodation. Currently unused except for storage facility for GMP/GLP controlled materials.

Car park	(2,160)	Freehold	Parking for 88 vehicles and provides access to land retained from a transfer to British Gas.

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Total floor
Premises	area (m2)	Tenure	Additional comments

Ex British Gas Site	Not applicable Strip is 15.5 metres wide (2,190)	Freehold	Part of a large site previously owned by British Gas and sold to British Biotech in 1996. The majority of the site was sold to a property developer in March 2000 but the strip was retained as potential car parking. It is anticipated that an additional 106 car parking spaces could be accommodated on this site once it has been developed.

Property at Barton Lane, Abingdon, Oxfordshire

	Total floor
Premises	area (m2)	Tenure	Additional comments

4-10 The Quadrant	1,944	Leased from Kibswell Holdings Limited and underleased to Oxford Glycosciences Limited (OGL) (please see Lease details below)	Mixture of offices, biology research laboratories and associated support areas. OGL exercised an option to break the lease on 31 July 2003. OGL was acquired by the Celltech group and Celltech R&D Limited and British Biotech are negotiating a new short-term lease.

Lease Details

			Original	Original
Premises	Tenure	Date	landlord	tenant	Term

Units J, K & L and M, N, P & Q, The Quadrant, Barton Lane, Abingdon, Oxford	Lease of Units J, K & L	21 December 1990	Kibswell Holdings Limited	British Biotech	25 years from 31 August 1990
	Lease of Units M, N, P and Q	5 March 1991	Kibswell Holdings Limited	British Biotech	25 Years from 30 November 1990

	Underlease of Units J, K and L	13 July 2001	British Biotech	Oxford Glycosciences (UK) Limited	OGL exercised an option to break the lease on 31 July 2003. OGL was acquired by the Celltech group and Celltech R&D Limited and British Biotech are negotiating a new short-term lease.

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			Original	Original
Premises	Tenure	Date	landlord	tenant	Term

	Underlease of Units M, N, P and Q	13 July 2001	British Biotech	Oxford Glycosciences (UK) Limited	OGL exercised an option to break the lease on 31 July 2003. OGL was acquired by the Celltech group and Celltech R&D Limited and British Biotech are negotiating a new short-term lease.

Property at Granta Park, Cambridge

			Original	Original
Premises	Tenure	Date	landlord	tenant	Term

Granta Park (Phase I) Abington Cambridge Cambridgeshire CB1 6GB	Leasehold	13 January 2000			20 years from 29 September 1999

Granta Park (Phase II) Abington Cambridge Cambridgeshire CB1 6GB	Leasehold	30 May 2003			20 years from 25 March 2003

The Merged Group will be headquartered in Winnersh near Reading with research and development facilities in both Winnersh and Cambridge.

9. British Biotech Share Schemes

British Biotech currently operates two share option schemes, the British Biotech Savings Related Share Option Plan and the British Biotech Option Plan (comprising the British Biotech Approved Share Option Plan and the British Biotech Discretionary Share Option Plan) under which grants of options may be made (although no options have yet been granted under the Savings Related Share Option Plan or the Approved Share Option Plan). Incentive arrangements under the British Biotech Group 1992 Share Option Scheme, the British Biotech Executive Share Option Scheme; the British Biotech Deferred Share Bonus Scheme; and the British Biotech Group SAYE Option Scheme remain in place but will not be operated again.

The exercise of options is permitted in the event of a change of control, a reorganisation, an amalgamation or a voluntary winding up of British Biotech. In the event of a change in control of British Biotech, participants may surrender their options in consideration of the grant of substitute options for shares in the acquiring company. The Merger does not constitute a change of control under the terms of the schemes.

As of 24 July 2003, (being the latest practicable date prior to the publication of this document) under the British Biotech Group 1992 Share Option Scheme, options over a total of 71,920 British Biotech Shares were outstanding. Such options have exercise prices between £6.52 and £16.39 per Existing Ordinary Share and exercise periods which expire between July 2003 and October 2005.

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As of 24 July 2003, (being the latest practicable date prior to the publication of this document) under the British Biotech Executive Share Option Scheme, options over a total of 336,504 British Biotech Shares were outstanding. Such options have exercise prices between £4.40 and £47.00 per Existing Ordinary Share and exercise periods which expire between July 2003 and January 2010.

As of 24 July 2003, (being the latest practicable date prior to the publication of this document) under the British Biotech Deferred Share Bonus Scheme, awards over a total of 947,270 British Biotech Shares were outstanding. All awards have an exercise price of £1 per Existing Ordinary Share and have exercise periods which expire between December 2003 and January 2009.

As of 24 July 2003 (being the latest practicable date prior to the publication of this document) under the British Biotech SAYE Option Scheme, options over a total of 7,126 British Biotech Shares were outstanding at exercise prices of £5.60 and £37.20 per British Biotech Share and with exercise periods that expire March 2004.

As at 24 July 2003 (being the latest practicable date prior to the publication of this document) under the British Biotech Option Plan awards over 2,700,840 British Biotech Shares were outstanding. All awards have an exercise price of £0.585 and expire in April 2013.

9.1 British Biotech Group 1992 Share Option Scheme (the 1992 Scheme)

(a)	Selected directors and employees of the British Biotech Group may participate in the 1992 Scheme which is divided into two sections, the ‘‘Approved Part’’ and the ‘‘Unapproved Part’’. The Approved Part has been approved by the Inland Revenue under the provisions of the Income and Corporation Taxes Act 1988. No options have been granted under the 1992 Scheme following the adoption of the British Biotech Executive Share Option Scheme but there are outstanding options currently held by employees which were granted under the 1992 Scheme.

(b)	The 1992 Scheme allows for the grant of ordinary options and special options. Ordinary options may normally be exercised between the third and tenth anniversaries of their date of grant. Special options may be exercised between the fifth and tenth anniversaries of their date of grant. The exercise of ordinary and special options is subject to the satisfaction of performance targets (with more stretching performance targets applying to special options). Options are normally only exercisable while the participant remains an employee. Options may also be exercised earlier in certain circumstances, including on the participant’s death or on a take-over of British Biotech.

(c)	In the event of certain variations of capital, the number of shares under option and the exercise prices may be adjusted by the Board. The auditors of British Biotech must confirm in writing that the adjustment is, in their opinion, fair and reasonable. Adjustments to approved options must also be approved by the Inland Revenue.

9.2 British Biotech Executive Share Option Scheme (the Executive Scheme)

The Executive Scheme allows for the grant of Inland Revenue approved options and unapproved options.

The Executive Scheme has the following features:

(a)	The Executive Scheme, which is administered by the Board of Directors (or a duly appointed committee thereof), is available to those full-time directors and employees of the British Biotech Group (‘‘eligible employees’’) who are invited to participate. Options will normally only be granted within six weeks following the announcement of British Biotech’s results for any period or at the end of a period during which the grant of awards was prohibited by the Company’s rules concerning dealings by directors in the Company’s shares or in exceptional circumstances.

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(b)	The Executive Scheme allows for the grant of ordinary or special options. Ordinary options may be granted subject to a performance target as specified on the date of grant by the Remuneration Committee of British Biotech. If no conditions are specified, the options will not be exercisable unless the total return on British Biotech Shares or New British Biotech Shares from the date of grant to the exercise date exceeds the total return on the ordinary shares of the company ranked 50 in the FTSE100. Special options are not exercisable unless the total return on British Biotech Shares or New British Biotech Shares from the date of grant to the exercise date exceeds the total return on the British Biotech Shares or New British Biotech Shares ranked 25th in the FTSE100.

(c)	No options may be granted under the Executive Scheme more than ten years after it is approved and adopted by the Company in general meeting.

(d)	Recruitment options may also be granted to a person who has become a director or employee of the British Biotech Group on or after the last but one announcement of British Biotech’s results for any period.

(e)	An option may not be granted in any five year period to any eligible employee over British Biotech Shares or New British Biotech Shares having an aggregate value exceeding four times his remuneration (as defined in the Executive Scheme) but leaving out of account recruitment options, and awards made under the British Biotech Deferred Share Bonus Scheme. In respect of options granted under the Inland Revenue approved part of the Executive Scheme, options with a market value of up to £30,000 may be granted.

(f)	The exercise price per share is the higher of the market value of an Existing Ordinary Share or New Ordinary Share (being the middle market price of a share in British Biotech as derived from the Official List on the date of grant), and, if the option is over unissued shares, the nominal value of a share.

(g)	The Executive Scheme is subject to the following limits on the number of British Biotech Shares or New British Biotech Shares that may be issued.

(i)	not more than 10 per cent. of the issued ordinary share capital of British Biotech may, in aggregate, be issued pursuant to options granted under the Executive Scheme when aggregated with the number of shares issued or issuable pursuant to all rights under any other employee’s share scheme adopted by the Company (excluding qualifying awards made under the British Biotech Deferred Share Bonus Scheme) in the period of 10 years following 18 September 1996;

(ii)	not more than five per cent. of the issued ordinary share capital of British Biotech may in aggregate be issued pursuant to options granted under the Executive Scheme when aggregated with the number of shares issued or issuable pursuant to all rights under any other executive share option scheme adopted by the Company (excluding special options granted under the Executive Scheme and awards made under the British Biotech Deferred Share Bonus Scheme) in the period of 10 years following18 September 1996.

(h)	Options are not transferable. Ordinary and recruitment options may normally be exercised between the third and tenth anniversaries of the date of grant. Special options may be exercised between the fifth and tenth anniversaries of the date of grant. The exercise of ordinary and special options is subject to the satisfaction of performance targets (see 11.2(b) above). Options are normally only exercisable while the participant is an employee but may be exercised earlier in certain circumstances (including on the participant’s death or on a take-over of British Biotech). If options become exercisable as a result of a take-over of British Biotech, the committee may, in its discretion, treat the performance condition as having been satisfied if it cannot determine whether the condition is, in fact, satisfied.

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(i)	In the event of any increase or decrease of capital, the number of ordinary shares under options and the respective exercise prices may be subject to an adjustment by the Committee. Any adjustment to options granted under the Inland Revenue approved part of the Executive Scheme must be approved by the Inland Revenue.

(j)	The Executive Scheme may be amended by the Remuneration Committee (with the approval of the Inland Revenue in the case of options granted under the Inland Revenue approved part of the Executive Scheme). However, the principal features concerning eligibility, the calculation of the exercise price, the transferability of options, the number of British Biotech Shares available under the Executive Scheme, the individual limit on the number of British Biotech Shares granted to eligible employees, the terms in which recruitment options are granted, the period for exercise of options and conditions for exercise, the provisions relating to take-over, reconstruction and winding up of British Biotech and variation of capital may not be amended without the prior approval of the Company in general meeting where the amendment is to the advantage of participants (other than minor alterations to benefit the administration of the scheme or to take account of change or to obtain or maintain favourable tax, exchange control or regulatory treatment). The Remuneration Committee may amend the performance targets attaching to any option without seeking approval from the Company in general meeting.

9.3	British Biotech Deferred Share Bonus Scheme (the Bonus Scheme)

The Bonus Scheme has the following main features:

(a) The Bonus Scheme, which is administered by the Remuneration Committee of the Company, is available to full-time directors and employees of the British Biotech Group (together ‘‘eligible employees’’) who are invited to participate. No eligible employee is entitled as of right to participate. Awards will normally only be granted:

(i)	within six weeks following the announcement of British Biotech’s results for any period;

(ii)	at the end of a period during which the grant of awards was prohibited by the Company’s rules concerning dealings by directors in the Company’s shares;

(iii)	or in exceptional circumstances.

(b)	Prior to 17 July 2000 awards were made to eligible employees who agreed to sacrifice 50 per cent. of their annual bonus. Alternatively, the committee may elect that an award will only be made to a participant who agrees to invest in shares in the Company. Normally, this will mean that the employee will sacrifice all of his cash bonus and will instead be made an award, known as the ‘‘qualifying award’’ of shares in the Company and a further to match the qualifying award, known as a ‘‘matching award’’. Prior to17 July 2000, awards were not subject to performance targets. Since 17 July 2000, all awards (other than a qualifying award) are subject to performance targets, based on share price performance, the conditions being more demanding for executive directors and senior employees.

(c)	No awards may be made under the Bonus Scheme more than ten years after it is approved and adopted by the Company in general meeting.

(d)	The price at which British Biotech Shares may be acquired on the exercise of an award (other than a qualifying award) is determined by the Remuneration Committee. However, if the award consists of a right to by shares by subscription, the price shall not be less than the nominal value of the share. Awards are not transferable.

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(e)	An award under the Bonus Scheme may be exercised between the second and the seventh anniversary of the award date (or such lesser period as the Remuneration Committee may determine). A qualifying award may be exercised immediately, but the corresponding matching award may not be exercised unless the participant retains all related qualifying awards until the matched award becomes exercisable (subject to the remuneration committee relaxing these provisions in its absolute discretion). In any event, the award (other than the qualifying award) is normally only exercisable if the performance targets have been met and only if the participant remains an employee of the British Biotech Group. Awards, however may be exercised earlier in certain circumstances (including the participant’s death or on a take-over of British Biotech). If a participant ceases employment within two years following the date of grant of an award due to injury, disability, retirement, redundancy or because his employing Company or the business for which he works ceases to be a participating company, then the participant’s award (other than the qualifying award) may only be exercised pro-rata to the number of months which have elapsed since the date of grant, subject to the performance condition being satisfies (to the date the participant ceases employment), other than on a take-over or change of control of British Biotech.

(f)	Not more than 10 per cent. of British Biotech’s ordinary share capital may be issued under the Bonus Scheme when aggregated with the number of shares issued under any other employees’ share scheme adopted by British Biotech (excluding qualifying awards) in the period of 10 years following 18 September 1996.

(g)	In the event of certain variations of capital, the number of shares under the award and the price at which shares may be acquired may be subject to adjustment by the remuneration committee.

(h)	The Bonus Scheme may be amended by the Remuneration Committee, but the principal features concerning eligibility, transferability, calculation of the exercise of awards, the provisions relating to take-over, reconstruction and winding up of British Biotech and variation of capital may not be amended without prior approval of the Company in general meeting (other than minor alterations to benefit the administration of the Bonus Scheme or to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment). The Remuneration Committee may amend the performance target attaching to awards without seeking approval from the Company in general meeting.

9.4	British Biotech Group SAYE Share Option Scheme (SAYE Scheme)

The SAYE Scheme, which is approved by the Inland Revenue under the provisions of the Income and Corporation Taxes Act 1988, has the following main features:

	(a)	The SAYE Scheme is administered by the Board of Directors.

	(b)	Full-time employees (those working more than 16 hours per week or such lesser number of hours per week as the Board may prescribe being not less than eight) who have been in employment for a continuous period of not less than one year before the invitation date or an employee or director who has been nominated by the Board of directors of British Biotech (or a committee thereof) are eligible to apply for options under invitations generally made within the period starting three weeks and ending six weeks after the announcement of the British Biotech Group results for any period. In order to be granted an option an eligible employee must take out a savings contract under which he contributes up to £250 per month, at present rates, for a period of three, five or seven years.

	(c)	Options are granted over British Biotech Shares having an aggregate exercise price equal to the total savings, plus bonus, under the related savings contract.

	(d)	No options may be granted under the SAYE Scheme more than ten years after the first grant of options.

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(e)	The price per share payable on the exercise of an option is determined by the Board but shall not be less than the higher of:

(i)	in the case of an option to subscribe, the nominal value of an British Biotech Shares on the date of the grant; and

(ii)	an amount equal to 80 per cent. of the average of the middle market quotations of an Existing Ordinary Share (as derived from the Official List) for the three consecutive dealing days prior to the date of grant.

(f)	Options, which are not transferable, may normally be exercised within the six-month period following completion of the related savings contract using the repayment of the savings together with the bonus. Options may be exercised earlier in certain circumstances (including on the optionholder’s death, on a take-over becoming unconditional or on a winding-up of British Biotech) but only to the extent that British Biotech Shares can be acquired with repayment made, together with interest, under the related savings contract.

(g)	Not more than 10 per cent. of the nominal amount of British Biotech’s equity share capital may be issued under the SAYE Scheme on the day proceeding the date of grant, less the aggregate of the nominal amounts of:

(i)	shares issued on the exercise of options granted within the previous 10 weeks under any share option scheme (other than the British Biotech Limited Share Scheme and the British Biotech Group Share Option Scheme) granted by the Company;

(ii)	shares remaining issuable in respect of options granted on the same date or within the previous 10 years under any share option scheme (other than the British Biotech Limited Share Option and the British Biotech Group Share Option Scheme) granted by the Company; and

(iii)	shares issued on the same date or within the previous 10 years under any share incentive scheme (meaning any other scheme other than a share option scheme and the British Biotech Limited Share Option Scheme and the British Biotech Group Share Option Scheme for employees of the British Biotech Group, approved by British Biotech and provides for the grant of options to employees to acquire British Biotech Shares.

	(h)	In the event of variations of capital, the number of shares under options and their respective exercise prices will be subject to adjustment in a manner which is approved by the Inland Revenue and which the auditors of British Biotech confirm in writing to be in their opinion fair and reasonable.

	(i)	The SAYE Scheme may be amended by the Board of Directors with the approval of the Inland Revenue but the principal features concerning the definition of eligible employee, scheme limits, timing of invitation, timing of grant, excluded persons for an option, exercise price, restrictions upon exercise and lapses of an option, changes in control and liquidation, rights of new shares allotted, non-transferability of options, variations of capital and amendments to the rules may not be amended without the prior approval of shareholders in general meeting (other than minor alternations to benefit the administration of the Bonus Scheme or to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment)]

9.5	British Biotech Discretionary Share Option Plan

The Option Plan is administered by the Remuneration Committee.

There are two parts to the Option Plan. There is an ‘‘approved part’’ for which the Inland Revenue approval is being sought. There is also a part which is not designed for Inland Revenue approval; this part is used primarily where the Company wishes to grant to participants options over more than £30,000 worth of New British Biotech Shares. Except to the extent required to comply with the legislation, the approved and the unapproved parts of the Option Plan are essentially the same.

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Eligibility

Selected employees and directors of the Merged Group (or any participating subsidiary of the Company) who are required to devote substantially the whole of their working time to the business of the Merged Group (or any subsidiary of the Company) other than those within two years of their normal retirement date can participate in the Option Plan at the discretion of the Remuneration Committee.

Grant of Options

Options may be granted within the period of 42 days following the announcement of the Company’s results for any period, the day after any general meeting of the Company, or at such other exceptional times as determined by the Remuneration Committee. In the case of options under the part of the Option Plan approved by the Inland Revenue, it may also grant within the period of 42 days following the day on which it is approved by the Inland Revenue.

Options may be granted over both newly issued New British Biotech Shares and over New British Biotech Shares purchased in the market. However, it is anticipated that only new issue New British Biotech Shares will be used.

No payment will be required for the grant of an option. Options are not pensionable benefits, are not transferable and may only be exercised by a person to whom they were granted or their personal representatives.

No options may be granted more than ten years after the adoption of the Option Plan.

Option Exercise Price

The price per New Ordinary Share payable upon the exercise of an option will not be less than the higher of:

•	the middle market quotation for a New Ordinary Share as derived from the Daily Official List for the dealing day immediately preceding the date the option is to be granted or, if so determined by the Remuneration Committee, the average of such quotations for the three or five dealing days immediately preceding the day the option is to be granted or at such other times as agreed with the Inland Revenue; and

•	where New British Biotech Shares are to be subscribed, their nominal value.

Limits on the issue of New British Biotech Shares

The Option Plan is subject to the following overall limit on the number of New British Biotech Shares which may be acquired by subscription: that in any ten year period not more than ten per cent. of the issued ordinary share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the Option Plan, the British Biotech Executive Share Option Scheme, the British Biotech Deferred Share Bonus Scheme (excluding qualifying awards), the British Biotech Group SAYE Share Option Scheme (excluding rights acquired before 18 September 1996) or any other employees’ share scheme adopted by the Company since 1996.

For the purposes of this limit, options granted to Peter Fellner on 25 April 2003 will not be included and options and rights acquired which lapse or have been released will cease to count.

Individual limit

It is intended that the aggregate maximum value of approved and unapproved options which may be granted each year will after the first year not normally exceed one times an employee’s earnings (subject, in the case of approved options, to the statutory limit of £30,000) other than in exceptional circumstances at the discretion of the Remuneration Committee. For these purposes, an employee’s earnings will be his salary current at the date of grant together with any bonus(es) paid in the previous year. In the first year of operation of the Option Plan, the aggregate maximum value of options which may be granted may be up to 2.75 times an employee’s base salary.

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Exercise of options

On the exercise of an option, the Company intends to give the opportunity for flexibility to reduce dilution by satisfying options in the form of a transfer of a number of New British Biotech Shares equivalent to the gain on exercise of the option. The Remuneration Committee will approve the necessary amendment to the rules to give the Company this flexibility. Such an amendment will not apply to the Inland Revenue ‘‘approved part’’ of the British Biotech Option Plan.

An option will normally be exercisable between three and ten years following its grant provided that a performance target, specified by the Remuneration Committee at the time of grant, has been satisfied. The Remuneration Committee has decided that the share price performance of the Company when compared with the share price performance of the constituent companies in the FTSE Small Cap Index is the most appropriate performance target, rather than the ‘‘total shareholder return’’ (TSR) performance of the Company compared with the TSR performance of the constituent companies in the FTSE Small Cap Index (for half the option) and, for the other half of the option, the TSR performance against specified companies within the FTSE Pharmaceuticals Index.

The reason for this is that the share price performance measure retains the focus on the delivery of shareholder value whilst simplifying communication and measurement.

An option will only become exercisable to the extent that the Company’s share price increase against the FTSE Small Cap Index is in the upper quartile, in which case 100% of the New British Biotech Shares under option will be exercisable, with 50% becoming exercisable if it is at the median level. Between median and upper quartile position, options become exercisable on a straight line, pro-rata basis and below median, the option is not exercisable. The performance target will first be tested on the third anniversary of grant of the option; if the target is not satisfied in full after this period, it will be retested, but not beyond the fourth anniversary of grant of the option. To the extent that an option does not become exercisable at all by the final test date, it will lapse. Options are granted to Directors (other than the Chairman), to Proposed Directors and senior executives on the basis set out above; further details of option grants to Proposed Directors are set out at paragraph 9.7 of this Part VI.

The Remuneration Committee will regularly review the exercise conditions for option grants to ensure they are appropriate for the Company and the prevailing recruitment market. The condition may be varied in certain circumstances following the grant of an option so as to achieve its original purpose but not so as to make its achievement any more difficult to satisfy. Option grants made on 25 April 2003 were made on the basis of the two separate comparator groups referred to above. Following suitable consultations, the Remuneration Committee intends to harmonize the performance conditions on options granted to executives in the year with those applying to future option grants.

If a participant leaves employment, exercise will only be permitted, regardless of whether the relevant performance target has been satisfied, if the participant dies or leaves because of injury, disability, retirement, redundancy or on the undertaking or Merged Group company which employs him leaving the Merged Group or in other circumstances at the discretion of the Remuneration Committee. Early exercise will also be permitted in the event of a take-over, reconstruction or winding-up of the Company, subject to the achievement of the performance target measured to the date of the relevant event.

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Rights attaching to New British Biotech Shares

New British Biotech Shares allotted or transferred under the Option Plan will rank equally with all other New British Biotech Shares of the Company for the time being in issue. The Company will apply for any New British Biotech Shares allotted under the Option Plan to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities.

Variation of Capital

In the event of any rights or capitalisation issue, subdivision, consolidation, reduction or other variation of share capital, the Remuneration Committee may make (in respect of the approved part subject to receiving prior approval of the Inland Revenue) adjustments it considers appropriate to the number of New British Biotech Shares subject to option and the price payable on the exercise of options.

Alterations to the Option Plan

The Option Plan may at any time be amended by the Company in any respect, provided that the prior approval of the Company in general meeting is obtained for alterations and additions to the advantage of participants to the rules governing eligibility, limits on participation, terms of exercise and adjustment of options. The requirement to obtain the prior approval of shareholders does not, however, apply in relation to any alteration or addition which is minor in nature and made to benefit the administration of the Option Plan to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Merged Group companies. Any amendments or additions to the Option Plan which affects the terms on which approved options may be granted or exercised requires the prior approval of the Inland Revenue.

9.6 British Biotech Savings Related Share Option Plan (SAYE Plan)

The SAYE Plan is a save-as-you-earn share option scheme for which Inland Revenue approval has been given.

Eligibility

Although the legislation governing the SAYE Plan provides that all UK directors and employees of the Company and participating companies within the Merged Group (or any participating subsidiary of the Company) with at least five years’ service must be entitled to participate, the directors may also permit directors and employees with less than five years service to participate in the SAYE Plan.

It is intended that the first invitations to apply for options under the SAYE Plan will be made to all eligible directors and employees who have completed a minimum period of service (as decided by the board) at that time.

The savings contract

To participate in the SAYE Plan, an eligible employee must enter into a save-as-you-earn contract (the Savings Contract) with an appropriate body approved by the Company, under which the employee agrees to make monthly contributions of between £5 and £250 for a period of three, five or seven years.

Applications to participate in the SAYE Plan may be scaled down if satisfying them in full would exceed the number of New British Biotech Shares available for the grant of options.

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Acquisition price

Options to acquire shares under the SAYE Plan will have an exercise price determined by the directors, which will not be less than the greater of:

•	80 per cent. of the middle market quotation for such New British Biotech Shares as derived from the Daily Official List for the dealing day immediately preceding or, if so determined by the board, the average of such quotations for the three or five dealing days immediately preceding the date on which invitations to apply for options are issued to employees, or at such other times as agreed with the Inland Revenue; and

•	where New British Biotech Shares are to be subscribed, their nominal value.

Grant of options and issue of invitations

The number of New British Biotech Shares over which options may be granted must as nearly as possible be equal to, but not more than, that number which may be purchased out of the repayment proceeds (including, where the director so allows, any bonus) of the relevant Savings Contract at the exercise price.

Options may be granted by the directors. It is intended that invitations to participate under the SAYE Plan will be despatched normally only within 42 days following any announcement of the Company’s results for any period. No options may be granted more than ten years after the adoption of the SAYE Plan.

Exercise of options

An option will only normally be exercisable for a period of six months commencing on the date of completion of the related Savings Contract and, if not exercised by the end of that period, the option will lapse (although participants will be entitled to the return of their savings). Earlier exercise is, however permitted in specified circumstances, including a cessation of employment in certain circumstances, and in the event of a take-over, amalgamation or winding-up of the Company.

Limits on the issue of New British Biotech Shares

In any ten year period not more than ten per cent. of the issued ordinary share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the SAYE Plan, the British Biotech Executive Share Option Scheme, the British Biotech Deferred Share Bonus Scheme, the British Biotech Group SAYE Share Option Scheme or any other employees’ share scheme adopted by the Company since 1996.

For the purposes of this limit, options granted to Peter Fellner on 25 April 2003 will not be included and options and rights acquired which lapse or have been released will cease to count.

Rights attaching to New British Biotech Shares

New British Biotech Shares allotted or transferred under the SAYE Plan will rank equally with all other New British Biotech Shares of the Company for the time being in issue. The Company will apply for any New British Biotech Shares allotted under the SAYE Plan to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities.

Variation of Capital

In the event of any rights or capitalisation issue, subdivision, consolidation, reduction or other variation of share capital, the Remuneration Committee may make (subject to receiving prior approval of the Inland Revenue) adjustments it considers appropriate to the number of New British Biotech Shares subject to option and the price payable on the exercise of options.

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Alterations to the SAYE Plan

The SAYE Plan may at any time be amended by the Company in any respect, provided that the prior approval of the Company in general meeting is obtained for alterations and additions to the advantage of participants to the rules governing eligibility, limits on participation, terms of exercise and adjustment of options. The requirement to obtain the prior approval of shareholders will not, however, apply in relation to any alteration or addition which is minor in nature and made to benefit the administration of the SAYE Plan to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or the Company or any of its subsidiaries. Any amendments or additions to the SAYE Plan which affects the terms on which options may be granted or exercised requires the prior approval of the Inland Revenue.

9.7 Proposed share option grants to proposed directors of the Merged Group

Following the Merger, it is proposed that share options (over New British Biotech Shares) will be granted to Peter Worrall and Dr John Hutchison under the British Biotech Discretionary Share Option Plan. The proposed level of grant of options (as a multiple of salary) and which has been approved by the Remuneration Committee is in line with grant levels made to the existing British Biotech Directors following the Company’s merger with RiboTargets.

Director	Proposed value of options granted

Peter Worrall	£460,000
Dr John Hutchison	£360,000

10. Material contracts

Copies of the contracts listed below, not being contracts entered into in the ordinary course of business, are the only contracts which have been entered into by the British Biotech Group within two years immediately preceding the date of this document and are or may be material to the British Biotech Group and which have been available for inspection within two years immediately preceding the date of this document, are available for inspection at the address specified in paragraph 15 below:

(a)	sale and purchase agreement, dated August 2001 made between British Biotech Pharmaceuticals Limited, OSI Pharmaceuticals (UK) Limited, British Biotech and OSI Pharmaceuticals Inc.;

(b)	offer for the acquisition by British Biotech of RiboTargets dated 21 March 2003;

(c)	deed of covenant dated 17 March 2003 entered into by British Biotech in favour of RiboTargets; and

(d)	undertaking dated 21 March 2003 entered into by certain (now, former) RiboTargets shareholders.

There is no other contract (not being a contract entered into in the ordinary course of business) entered into by any member of the British Biotech Group which contains any provision under which any member of the British Biotech Group has any obligation or entitlement which is material to the British Biotech Group as at the date of this document.

11. Litigation

Class Law, an English firm of solicitors, has made allegations, on behalf of a number of its clients who are or were shareholders in British Biotech, that those clients have suffered loss as a result of statements made by British Biotech and its directors over a period of years. Class Law allege these statements were false or misleading. They have indicated recently that one of their clients intends issuing proceedings against British Biotech. The amount claimed by this client would not be material. However to date no proceedings have been served on British Biotech by any of Class Law’s clients. British Biotech has taken legal advice and, although it is not able to assess these claims with accuracy because of a lack of information in relation to them (although this information has been requested from Class Law on a number of occasions), it does not believe that the claims alleged will have a significant effect upon the financial position of British Biotech or the British Biotech Group as a whole.

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Save as is set out above, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which British Biotech is aware) which may have or have had during the 12 months preceding the date of this document, a significant effect on the financial position of British Biotech and the British Biotech Group as a whole.

12. Significant change

There has been no significant change in the financial or trading position of the British Biotech Group which has occurred since 30 April 2003, being the date to which British Biotech prepared its last annual financial statements.

13. Working capital

British Biotech is of the opinion that, having regard to the facilities available, the working capital available to the Merged Group is sufficient for the Merged Group’s present requirements, that is for at least the next 12 months from the date of publication of this document.

14. United Kingdom taxation

The following comments are intended as a general guide only and are based on current United Kingdom legislation and United Kingdom Inland Revenue practice as at the date of this document. Except where the position of non-United Kingdom resident shareholders is expressly referred to, these comments deal only with the position of shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes, who are the beneficial owners of their New British Biotech Shares and who hold their New British Biotech Shares as an investment. They do not deal with the position of certain classes of shareholders, such as dealers in securities.

14.1 Chargeable gains

For the purposes of United Kingdom taxation of chargeable gains, a subsequent disposal of New British Biotech Shares by (i) a holder of the New British Biotech Shares who is resident or ordinarily resident for tax purposes in the United Kingdom or (ii) a holder of New British Biotech Shares who is neither resident nor ordinarily resident for tax purposes but who carries on a trade, profession or vocation in the United Kingdom through a branch or agency and who has used, held or acquired the New British Biotech Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the holder’s circumstances, give rise to a chargeable gain or allowable loss.

14.2 Dividends

Individuals

British Biotech will not be required to withhold tax at source when paying a dividend.

An individual holder of New British Biotech Shares who is resident in the United Kingdom for tax purposes and who receives a dividend from British Biotech will be entitled to a tax credit which such holder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the gross dividend), which is also equal to one-ninth of the cash dividend received.

Generally, a United Kingdom resident individual holder of New British Biotech Shares who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. A United Kingdom resident individual holder of New British Biotech Shares who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such holder’s liability to income tax in respect of the gross dividend. In the case of a United Kingdom resident individual holder of New British Biotech Shares who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax.

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Companies

United Kingdom resident corporate holders of New British Biotech Shares will generally not be subject to corporation tax on dividends paid by British Biotech. Those corporate holders will not be able to claim repayment of tax credits attaching to dividends.

Pension funds and charities

United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by British Biotech, although charities will be entitled to limited compensation in lieu of repayable tax credits until 6 April 2004.

PEPs and ISAs

Tax credits on dividends paid by British Biotech in respect of shares held in PEPs or ISAs will be repayable for dividends paid on or before 5 April 2004.

14.3 Stamp duty and stamp duty reserve tax (SDRT)

In relation to the New British Biotech Shares being issued by British Biotech, no liability to stamp duty or SDRT will arise on the issue of, or on the issue of definitive share certificates in respect of, such shares by British Biotech.

The conveyance or transfer on sale of New British Biotech Shares will usually be subject to ad valorem stamp duty, normally at the rate of 0.5 per cent. rounded up if necessary to the nearest multiple of £5 of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser.

A charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid for the New British Biotech Shares will arise in relation to an unconditional agreement to transfer New British Biotech Shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, the stamp duty will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser. SDRT is chargeable whether the agreement or transfer is effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

A transfer of New British Biotech Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system. Where New British Biotech Shares are transferred to a member of CREST who will hold those shares in uncertificated form (dematerialised) as nominee for the transferor no stamp duty or SDRT will generally be payable. Where New British Biotech Shares which are held in uncertificated form are transferred by a member of CREST to the beneficial owner (re-materialised) (on whose behalf it has held these as nominee) and no onward sale is contemplated, then no stamp duty or SDRT will generally be payable.

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The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

14.4 Non-residents

Holders of New British Biotech Shares who are not resident in the United Kingdom should consult their own tax advisers concerning the taxation implications of acquiring, holding or disposing of New British Biotech Shares (including any liabilities they have under local law). Such residents should note that they will generally not be entitled to claim repayment from the United Kingdom Inland Revenue in respect of tax credits on dividends on their New British Biotech Shares.

THE ABOVE PARAGRAPHS ARE GENERAL IN CHARACTER AND NOT EXHAUSTIVE. IF YOU ARE IN ANY DOUBT AS TO YOUR TAXATION POSITION YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER WITHOUT DELAY.

15. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekdays (Saturdays, Sundays and public holidays excepted) at Allen & Overy, One New Change, London EC4M 9QQ while the Offer remains open for acceptance:

(a)	these Listing Particulars;

(b)	the Memorandum of Association and Articles of Association;

(c)	the material contracts referred to in paragraph 10 of Part VI of this document;

(d)	a copy of the British Biotech Directors’ and the Proposed Directors’ service agreements and letters of appointment referred to in paragraphs 6.9 and 6.10 of Part VI of this document;

(e)	the Offer Document and Form of Acceptance;

(f)	the written consents referred to in paragraph 16 below;

(g)	the annual report and accounts for the financial years ended 30 April 2003 and 30 April 2002 in respect of British Biotech;

(h)	the accountants report contained in Part IV of this document;

(i)	a copy of the undertakings given by the British Biotech Directors to vote in favour of the Resolutions at the EGM;

(j)	a copy of the undertakings given by the Vernalis Directors to accept the Offer;

(k)	a copy of the undertakings given by Invesco, Gartmore and Jupiter to accept the Offer; and

(l)	a copy of the undertaking by Invesco to vote in favour of the Merger Resolution at the EGM.

16. Consents

16.1 JPMorgan is registered in England (number 248609) and has its registered office at 125 London Wall, London EC2Y 5AJ. JPMorgan has given and not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

16.2 PricewaterhouseCoopers LLP has given and not withdrawn its consent to the inclusion in this document of its report and the references thereto and to its name in the form and context in which they appear and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

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16.3 Any analysis of data provided by IMS Health and referred to in this document has been independently arrived at by Vernalis on the basis of the data provided by IMS Health and other information. IMS Health is not responsible for the reliance by recipients on the data or any analysis thereof.

17. Miscellaneous

17.1 The New British Biotech Shares are not being marketed to, nor are available to purchase in whole or in part by the public in the United Kingdom or elsewhere in connection with Admission.

17.2 The expenses relating to the Merger (which include stamp duty and stamp duty reserve tax, UKLA Listing fees, Panel fees, printing and other expenses) which are payable by the Merged Group, are estimated to amount to approximately £5.4 million (excluding value added tax). This amount represents the maximum estimated amount of expenses of the Merger, assuming that the Merger is completed, to be borne by the Merged Group.

17.3 Subject to certain restrictions, a copy of these Listing Particulars are available on the British Biotech website at www.britishbiotech.com. Copies of these Listing Particulars, the Circular, Offer Document and Form of Acceptance are also available, free of charge, by application to Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. A copy of the Listing Particulars, the Circular, Offer Document and Form of Acceptance may also be obtained from the registered office of British Biotech, Thames Court, Watlington Road, Oxford OX4 6LY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. The availability of the foregoing materials to the holders of British Biotech Shares and Vernalis Shares not resident or having a registered address in the UK may be limited.

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Definitions

Admission
the admission of the New British Biotech Shares to the Official List and trading on the London Stock Exchange’s market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

Admission and Disclosure Standards	the admission and disclosure standards of the London Stock Exchange

American Home Products	American Home Products Corporation (which has since changed its name to Wyeth) and/or its affiliates

Articles of Association	the articles of association of British Biotech

Biogen	Biogen Inc. and/or its affiliates

Board or British Biotech Directors	the existing directors of British Biotech

British Biotech	British Biotech plc, registered in England and Wales under number 2304992

British Biotech Group	British Biotech and its subsidiary undertakings and, where the context so requires, each of them

British Biotech Shares	ordinary shares of 5 pence each in the capital of Company

British Biotech Share Schemes
the British Biotech Group 1992 Share Option Scheme, the British Biotech Executive Share Option Scheme, the British Biotech Group SAYE Share Option Scheme, the British Biotech Deferred Share Bonus Scheme, the British Biotech Option Plan (comprising the British Biotech Approved Share Option Plan and the British Biotech Discretionary Share Option Plan) and the British Biotech Savings Related Share Option Plan

British Biotech Shareholders	existing holders of British Biotech Shares

Business Day	any day on which the London Stock Exchange is open for the transaction of business

Circular	the circular to be issued by British Biotech to its shareholders in connection with the convening of the EGM to approve, inter alia, the terms of the Offer

Closing Price	the mid-market price of a share at the close of dealings on the London Stock Exchange as derived from the Daily Official List

Code	the City Code on Takeovers and Mergers

Companies Act	the Companies Act 1985 of England and Wales, as amended

Company	British Biotech

Court	the High Court of Justice in England and Wales

CREST	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)

CRESTCo	CRESTCo Limited, the operator of CREST

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CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as from time to time amended

Daily Official List	the daily official list of the London Stock Exchange

Elan	Elan Corporation and/or any of its affiliates

Extraordinary General Meeting/EGM	the extraordinary general meeting of British Biotech for the purpose, inter alia, of approving the terms of the Offer to be held on 13 August 2003, including any adjournment thereof

FDA	US Food and Drug Administration

Form of Acceptance	the form of acceptance which accompanies the Offer Document

FSMA	Financial Services and Markets Act 2000

Fujisawa	Fujisawa Healthcare Inc. and/or its affiliates

Gartmore	Gartmore Investment Limited

GeneSoft	GeneSoft Inc

GlaxoSmithKline	GlaxoSmithKline plc and/or its affiliates

ImmunoGen	ImmunoGen Inc

Invesco	Amvescap plc and its affiliates

JPMorgan	J.P. Morgan plc

Jupiter	Jupiter Asset Management Limited

Lilly	Eli Lilly & Company and/or its affiliates

Listing Particulars	this document dated 25 July 2003 comprising listing particulars of British Biotech in relation to the New British Biotech Shares

Listing Rules	the listing rules of the UK Listing Authority made under section 74 of the FSMA

London Stock Exchange	London Stock Exchange plc

Memorandum of Association	the memorandum of association of British Biotech

Menarini	Menarini International S.A. and/or any of its affiliates

Merged Group	British Biotech and its subsidiary undertakings after the completion of the Merger, including Vernalis and its subsidiary undertakings

Merger
the proposed acquisition by British Biotech of the Vernalis Shares pursuant to the Offer and pursuant to the subsequent compulsory acquisition procedure described in paragraph 14 of Part I of this document

MethylGene	MethylGene Inc

MGI Pharma	MGI Pharma Inc

MHRA	Medicines Healthcare & Products Regulatory Agency

Net Cash	cash at bank and in hand, and short term deposits and investments, less all borrowings, overdrafts, loans, mortgages and finance leases

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New British Biotech Shares	the new British Biotech Shares to be allotted and issued credited as fully paid to Vernalis Shareholders in accordance with the terms of the Offer

Offer
the recommended offer made by JPMorgan on behalf of British Biotech to acquire the entire issued and to be issued share capital of Vernalis on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance including, where the context requires, any subsequent revision, variation, increase, extension or renewal thereof

Offer Document	the document dated 25 July 2003 addressed to certain Vernalis Shareholders containing and setting out the terms and conditions of the Offer

Official List	the official list of the UK Listing Authority

Panel	The Panel on Takeovers and Mergers

Proposed Directors	the proposed additional directors of British Biotech following the Merger whose names are listed on page 118 of this document

Registrar of Companies	the Registrar of Companies in England and Wales

Related Party Resolution	the resolution to be proposed at the EGM seeking the approval of British Biotech Shareholders (other than Invesco) to the acceptance of the Offer by Invesco (assuming such acceptance is forthcoming)

Remuneration Committee	the remuneration committee of British Biotech from time to time

Reporting Accountants	PricewaterhouseCoopers LLP, auditors and reporting accountants to British Biotech whose details are set out at the front of this document

RiboTargets	RiboTargets Holdings plc

Roche	F. Hoffman-La Roche Limited and/or any of its affiliates (including in the context of the Roche Convertible Loan, Roche Finance Limited)

Roche Convertible Loan	the £7.0 million convertible loan agreement dated 13 May 2002 between Vernalis and Roche, as described in paragraph 10 of Part I of this document

Schering Plough	Schering Plough Corporation and/or its affiliates

SEC	Securities and Exchange Commission of the United States

Securities Act	the US Securities Act of 1933, as amended

Serono	Serono S.A.

subsidiary undertaking	has the meaning given in the Companies Act

UCB	UCB Pharma S.A. and/or its subsidiaries and affiliates including UCB Pharma Inc.

UK/United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UK Listing Authority/UKLA	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA

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US/United States	the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia

Vernalis	Vernalis Group plc, registered in England and Wales under number 03137449

Vernalis Board or Vernalis Directors	the directors of Vernalis

Vernalis Group	Vernalis and its subsidiary undertakings and, where the context so requires, each of them

Vernalis Incentive Plans
the 1993 Vanguard Medica Executive Option Scheme; the Vernalis Company Share Option Plan 1996; the Vernalis Savings Related Share Option Scheme; the Vernalis Group plc All Employee Share Ownership Plan and the Vernalis Restricted Share Scheme

Vernalis Restricted Share Scheme	the Vernalis Restricted Share Scheme and related employee benefit trust

Vernalis Shareholders	holders of Vernalis Shares

Vernalis Shares
all the existing issued ordinary shares of 10 pence each in the capital of Vernalis and any further such shares which are unconditionally allotted or issued while the Offer remains open for acceptance or, subject to the provisions of the Code, by such other date as British Biotech may determine

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Glossary of Scientific Terms

Acute Myocardial Infarction (AMI)	common type of heart attack caused when one of the coronary arteries becomes blocked

acute treatment	treatment aimed at quickly addressing and ameliorating the symptoms of a disease

adenosine A2A antagonist	a substance which reduces or prevents the effect of adenosine at the Adenosine A2A receptor site

adenosine A2A receptor	subtype of receptor for adenosine, a neurotransmitter found in the body especially in the nervous system

agonist	a substance which enhances biological activity at a receptor site

AML	acute myeloid leukaemia; a type of cancer that affects the body’s blood forming tissues, resulting in an overabundance of immature white blood cells

analgesic	drug that relieves or alleviates pain

antagonist	a substance which reduces or prevents the effect of an agonist at a receptor site

antibiotic	chemical or biological substance which has the capacity to inhibit the growth of or to kill bacteria

anthrax lethal toxin	poison produced by the bacteria, Bacillus anthracis, which causes anthrax

atomic level	the level at which interactions can be observed between the potential drug molecule and the target protein

ATPase	enzyme which breaks down adenosine triphosphate (ATP)

biodefence	activities designed to defend people from the toxic effects of biological agents that could be used either by terrorists or in a war situation

biotechnology	set of biological techniques developed through basic research and now applied to research and product development

botulin toxin	poison produced by Clostridium botulinum

buspar (buspirone)	this is a drug with calming properties, which is used to treat anxiety

cancer	a malignant tumor in which cells grow unrestrained in an organ or tissue in the body. A cancer is usually named after the originating organ

Central Nervous System (CNS)	pertaining to the brain, cranial nerves and spinal cord. It does not include muscles or peripheral nerves

CD56-positive	tumour cells which carry the CD56 antigen on their surface

clinical trial	research conducted with patients to evaluate a new treatment or drug

community-acquired pneumonia	an infection caused by inflammation of the lungs and build up of fluid in the lungs, contracted in the community

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CTX	Clinical Trials Exemption, which represents the formal approval from the MHRA to conduct clinical trials in patients in the UK

cytotoxic	toxic to human and animal cells

decarboxylase	any enzyme that removes a molecule of carbon dioxide from a larger molecule

deep vein thrombosis	blood clotting in the veins of the leg

dexfenfluramine	a drug that acts in the central nervous system and causes appetite suppression

diskinesia	impairment of the power of voluntary movement, resulting in fragmented or incomplete movements

DM1	poison related to the anti-cancer agent, maytansine

dopamine	a neurotransmitter found within the central nervous system

emesis	the act of vomiting

enantiomer	nonsuperimposable mirror images

enzyme	protein molecule produced by living cells that catalyses chemical reactions of other substances without itself being destroyed or altered upon completion of the reactions

frovatriptan	5-HT1B/D receptor agonist for the treatment of migraine

GABAA agonist
agent that mimics the activity of gamma-hydroxybutyric acid at the sub-type A receptor. GABA is a central nervous system neurotransmitter involved with sensory processing throughout the central nervous system

gastric adenocarcinoma	form of stomach cancer affecting the lining of the stomach

gepirone	this is a drug with calming properties, which is used to treat anxiety gram-positive bacteria
bacteria are characterized by a staining procedure into two distinct groups, Gram positive and Gram negative. Gram-positive bacteria have an outer covering or membrane, whereas the walls of Gram-negative bacteria do not

Hsp90 inhibitor	a substance which prevents the action of heat shock protein 90

humanised monoclonal	an antibody recognising a single specific target

in vitro	outside the body—used to describe scientific experiments conducted in a test tube setting

in vivo	in the body—used to describe scientific experiments conducted in a live animal

IND	investigational new drug as defined in Federal Regulations Title 21, Part 312.3

inflammation	localised protective response elicited by injury or infection of tissue, which serves to destroy, dilute or sequester both the causative agent and the injured tissue

inflammatory disease	this covers a number of diseases, including multiple sclerosis, that are characterised by or caused by inflammation

intracranial haemorrhage	bleeding within the cranium, an area of the brain

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kinases	enzymes which catalyse the transfer of phosphate from ATP to a substrate

L-DOPA	substance from which dopamine is formed in the body

lead optimisation	the process by which a compound possessing activity for a particular therapeutic target is improved in terms of potency, selectivity over other targets, efficacy in disease models and ADMET properties

LpxC	LpxC is a metalloenzyme required for the synthesis of lipid A, a key component of the outer covering of Gram-negative bacteria. LpxC requires catalytic zinc for activity matrix metalloproteases
family of structurally related zinc containing enzymes that mediate the breakdown of tissue and are therefore targets for therapeutic inhibitors in many inflammatory, malignant and degenerative diseases

metalloenzyme inhibitors	compounds capable of inhibiting an enzyme that requires a catalytic metal for activity

migraine	a severe, recurring headache, usually affecting only one side of the head, characterised by sharp pain and accompanied by nausea, vomiting, visual disturbances and scintillating appearances of light

mg/kg	milligrams per kilogram. Usually made in reference to drug doses per kilogram of bodyweight

multiple sclerosis	disorder of the central nervous system involving decreased neurological function associated with the loss of insulating covering of nerve cells

myeloid leukaemia	sub-class of cancer of the white blood cells

neuroendocrine tumours	cancer tumours which produce and secrete hormones

neurological disorders	disturbance in structure or function of the central nervous system resulting from development as abnormality, disease or injury

neurotransmitter	any of a group of substances that are released from neurons of the central or peripheral nervous system to either excite or inhibit another neuron or target cell

non-sedative	an agent that does not exert a sleep-inducing or tranquilizing effect

opiates	pain relieving drugs related to opium

Parkinson’s disease
progressive neurological disease whose symptoms include shuffling gait, stooped posture, resting tremors, speech impediments, movement difficulties, and an eventual slowing of mental processes and dementia

pathologically relevant	finding or characteristic that is considered to be relevant to a particular disease

peptide deformylase (PDF)	bacterial enzyme essential for the survival and multiplication of bacteria

pharmaceutical	pertaining to pharmacy or to drugs

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pharmacokinetics	the study of the time course of a drug in the body following administration

Phase I clinical trials	study conducted in healthy subjects to determine the safety, tolerability and pharmacokinetics of a drug

Phase I/II clinical trials	initial studies in patients with the disease for which the product candidate is being developed, designed to look at safety and get an early indication of biological effect

Phase II clinical trials
studies in a limited number of patients to determine the preliminary efficacy of a drug to provide proof-of-concept as well as in some cases evaluate drug doses and to establish drug doses to use in a Phase III clinical trial

Phase II/III clinical trials	trial in patients that investigates or establishes the efficacy of a drug

Phase III clinical trials	trial with larger patient numbers to confirm a drug’s efficacy and safety, prior to filing for marketing approval

Phase IIIb study	clinical trial performed to support marketing conducted after a product licence has been applied for but prior to approval, or clinical trials to support a new indication placebo
any dummy medical treatment or medicinal preparation having no specific pharmacological activity against the patients illness or complaint given solely for the psychophysiological effects of the treatment

pre-clinical studies	experiments performed before starting clinical trials to assess a compound and its potential to cause adverse side effects

proof-of-concept	study designed to show that a compound has its intended clinical effect

prophylactic	agent preventing disease

prophylaxis	the prevention of disease

protein	large molecules made of smaller biological units known as amino acids. Proteins are responsible for the functioning and much of the structure of all living beings

psychiatric disorders	disorders of the central nervous system producing mental illness

pulmonary embolism	lodgement of a blood clot in one of the arteries of the lung

R140	alphadalone acetate

receptor	molecular structure within a cell or an the cell surface characterised by selective binding of a specific substance and a specific physiologic effect that accompanies the binding

recombinant protein	protein produced using DNA combined from two or more different DNA molecules

renal cell carcinoma	cancer of the kidney

respiratory tract infections	infections of the organs and tissues associated with the breathing system

SCLC	small cell lung cancer—a form of lung cancer

selective inhibitors	molecule that only interacts with one specific enzyme

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serotonin	5-hydroxytryptamine (5-HT), a neurotransmitter

serotonin reuptake inhibitors (SSRIs)	class of drug used as antidepressants that cause serotonin levels in the body to be increased

sexual dysfunction	disturbance, impairment or abnormality of the functioning of the sexual drive or sexual organs

small cell lung cancer	a disease where small malignant (cancer) cells form in the tissues of the lung

solid tumour	cancer cells which form a lump

thrombolysis	breakdown or dissolution of a blood clot

thrombolytic	agent that causes thrombolysis

thrombotic diseases	diseases caused by inappropriate clotting of the blood, for example, heart attack, stroke, peripheral arterial occlusion and deep vein thrombosis

triptan	class of compounds that stimulate the 5-HT1 receptor and are used in the treatment of migraine

tumour-activated prodrug	drug which is inactive until it encounters a cancer cell

5-HT1B/1D recepter	subtype of a receptor for 5 hydroxtryptamine (serotonin), a chemical messenger found in the body, especially in the nervous system

5HT2A recepter	subtype of a receptor for 5 hydroxtryptamine (serotonin), a chemical messenger found in the body, especially in the nervous system

5HT2C recepter	subtype of a receptor for 5 hydroxtryptamine (serotonin), a chemical messenger found in the body, especially in the nervous system

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, and if you are in the UK, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000. If you are outside the UK, you should immediately consult another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all of your British Biotech Shares, please send (except as noted below) this circular and the accompanying documentation, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. Notwithstanding the foregoing, the distribution of this circular and the accompanying documentation in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this circular or any accompanying documentation comes should inform themselves about and observe any of those restrictions (in particular, the restrictions set forth below with respect to the distribution of this circular and related documentation in or into the United States). Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither this circular nor the accompanying Form of Proxy nor any other document connected with the Offer are being, and must not be, issued, mailed or otherwise distributed or sent in, into or from the United States, Belgium, Australia, Canada, South Africa or Japan. All persons, including custodians, nominees and trustees must observe these restrictions and may not send or distribute this circular, the accompanying Form of Proxy or any other document connected with the Offer in or into the United States, Belgium, Australia, Canada, South Africa or Japan. Any persons (including nominees, trustees and custodians) who may have a legal or contractual obligation to forward this circular, the accompanying Form of Proxy or any other document connected with the Offer to any jurisdiction outside the United Kingdom should seek appropriate advice before doing so.

British Biotech plc
(Incorporated in England and Wales under the Companies Act 1985 with Registered No. 2304992)

Circular to British Biotech Shareholders and Notice of Extraordinary General Meeting in
connection with the proposed merger with

Vernalis Group plc

Your attention is drawn to the letter from the Chairman of British Biotech which is set out on pages 2 to 22 of this circular and which contains the recommendation of the British Biotech Directors that you vote in favour of each of the Resolutions to be proposed at the Extraordinary General Meeting referred to below.

Application has been made to the UK Listing Authority for the New British Biotech Shares to be admitted to the Official List and to the London Stock Exchange for admission of such New British Biotech Shares to trading on its market for listed securities. These applications are expected to become effective and dealings in the New British Biotech Shares on the London Stock Exchange’s market for listed securities are expected to commence at 8.00 a.m. London time on the first business day following the day on which the Offer becomes or is declared unconditional in all respects (save for any condition relating to Admission).

The Offer (as defined in this circular) is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this circular, the Form of Proxy and any related offering or solicitation documents is not being, and must not be, mailed or otherwise transmitted, distributed or forwarded in or into the United States. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New British Biotech Shares to be issued pursuant to the Offer have not been, and will not be, registered under the Securities Act, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States.

J.P. Morgan plc is acting exclusively as financial adviser to British Biotech in relation to the proposed Merger and as sponsor to British Biotech and for no one else in connection with the proposed Merger and listing of the New British Biotech Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing the protections afforded to customers of J.P. Morgan plc or for providing advice in relation to the proposed Merger, listing or Admission or any transaction or arrangement referred to in this circular.

Notice of an Extraordinary General Meeting of British Biotech to be held at Barber-Surgeons’ Hall, Monkwell Square, London EC2Y 5BD at 11 a.m. on 13 August 2003 is set out at the end of this circular. A form of proxy for use in connection with the Extraordinary General Meeting is enclosed and should be completed and returned to British Biotech’s registrars, Capita IRG Plc, Proxy Department, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and, in any event, so as to be received at the latest by 11 a.m. on 11 August 2003. Completion and return of a Form of Proxy will not preclude British Biotech Shareholders from attending and voting at the Extraordinary General Meeting should they choose to do so. Full details of the action you should take are set out in paragraph 16 of Part I of this circular.

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Forward-Looking Statements

This circular contains certain statements that are or may be forward-looking with respect to the financial conditions, results of operations and business achievements/performance of British Biotech, Vernalis and/or the Merged Group. In particular, among other statements, certain statements in Part I are, or may be, forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Currently foreseen factors that could cause British Biotech’s, Vernalis’ and/or the Merged Group’s financial condition, results of operations and business achievements/performance to differ materially from those expressed or implied by such forward-looking statements are described in the ‘‘Risk Factors’’ set out in Part V of this document.

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Contents

Part I	Letter from the Chairman of British Biotech	2

Part II	Financial Information Relating to Vernalis	23

Part III	Pro Forma Financial Information Relating to the Merged Group	58

Part IV	Additional Information	62

Part V	Risk Factors	71

Definitions		83

Glossary of Scientific Terms		87

Notice of Extraordinary General Meeting		92

Expected Timetable of Principal Events

Offer announcement made	3 July 2003
Offer Document, Circular and Listing Particulars posted	25 July 2003
Latest time and date for receipt of Forms of
Proxy for the Extraordinary General Meeting	11 a.m. on 11 August 2003
Extraordinary General Meeting	11 a.m. on 13 August 2003
First closing date of the Offer	3 p.m. on 18 August 2003

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PART I

(British Biotech plc, Incorporated in England and Wales with registered no. 2304992)

Registered Office
Thames Court
Watlington Road
Oxford
OX4 6LY

25 July 2003

To British Biotech Shareholders and, for information only, to holders of options under the British Biotech Share Schemes (other than certain Overseas Shareholders and Overseas Optionholders)

Dear Shareholder

Proposed Merger with Vernalis and Notice of Extraordinary General Meeting

1.	Introduction

On 3 July 2003 the boards of British Biotech and Vernalis announced that they had unanimously agreed the terms of a recommended merger of the two companies.

The Merged Group will have a marketed product (frovatriptan), a broad product pipeline, established discovery and development expertise, and a therapeutic focus on high-growth markets, in particular central nervous system disorders and oncology. It will have an experienced management team and the financial resources to pursue its strategy of creating a self-sustaining, R&D-driven biotechnology company. As at 31 May 2003 British Biotech had Net Cash of £37.6 million and Vernalis had Net Cash of £10.8 million, after deducting the Roche Convertible Loan of £7 million. It is intended that the Merged Group will be called Vernalis plc and it will be headquartered in Winnersh near Reading with research and development facilities in both Winnersh and Cambridge. Appropriate proposals to effect the change of name will be put to shareholders of the Merged Group at British Biotech’s 2003 annual general meeting.

The Offer is conditional, amongst other things, upon the approval of British Biotech Shareholders. The purpose of this circular is to provide you with details of the Merger, to explain why your Board considers that the Merger is in the best interests of British Biotech and British Biotech Shareholders as a whole, and to convene the EGM at which the Resolutions will be proposed. The British Biotech Directors recommend that you approve the Resolutions that are being proposed to effect the Merger as they have undertaken to do in respect of a total of 217,095 British Biotech shares held by them representing, in aggregate, approximately 0.3 per cent. of British Biotech’s issued share capital. Details of the Resolutions are summarised in paragraph 15 of this Part I.

An Offer Document and Listing Particulars addressed to Vernalis Shareholders are also being posted today to certain Vernalis Shareholders and, for information only, to certain holders of options over Vernalis Shares.

2.	Summary of the terms of the Merger

The Merger is being implemented by way of an offer by British Biotech to Vernalis Shareholders to acquire their respective holdings in Vernalis Shares in exchange for New British Biotech Shares.

Under the terms of the Offer, British Biotech Shareholders will retain their existing British Biotech Shares and Vernalis Shareholders will receive:

for each Vernalis Share	0.861 of a New British Biotech Share

and so in proportion for any other number of Vernalis Shares held.

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The total number of British Biotech Shares in issue following completion of the Merger (assuming that no option under the British Biotech Share Option Schemes is exercised after 24 July 2003, and assuming the acquisition of all the Vernalis Shares by British Biotech but without taking account of any shares issuable in respect of the Roche Convertible Loan or outstanding options under the Vernalis Incentive Plans) will be 142,039,092, of which 66,751,780 will be held by existing British Biotech Shareholders and 75,287,312 will be held by Vernalis Shareholders.

Based upon British Biotech’s share price of 64.5 pence, being the Closing Price of a British Biotech Share on 24 July 2003, the latest practicable Business Day prior to the date of this circular, the Merger values each Vernalis Share at approximately 55.5 pence, and the entire issued share capital of Vernalis at approximately £48.6 million.

British Biotech has received irrevocable undertakings from all the Vernalis Directors to accept the Offer in respect of a total of 359,977 Vernalis Shares, representing approximately 0.4 per cent., in aggregate, of the issued share capital of Vernalis (including 16,137 Vernalis Shares which will be transferred to Peter Worrall under the Vernalis Restricted Share Scheme which vest when the Offer becomes or is declared unconditional, as described in paragraph 11 of this Part I). In addition, British Biotech has received irrevocable undertakings from Invesco, Gartmore and Jupiter to accept the Offer in respect of, in aggregate, 38,528,070 Vernalis Shares representing approximately 44.1 per cent. of the issued share capital of Vernalis. Accordingly, British Biotech has in total received irrevocable undertakings to accept the Offer in respect of, in aggregate, 38,888,047 Vernalis Shares, representing approximately 44.5 per cent. of the issued share capital of Vernalis. The undertakings given by Invesco, Gartmore and Jupiter will cease to be binding in the event of a competing offer from a third party being announced before 3 p.m. on 18 August 2003 (being the first closing date of the Offer) which, in the reasonable opinion of the person giving the relevant undertaking, represents a material improvement to the terms of the Offer. Each person giving the undertaking would regard an offer of 60.61 pence, or above, per Vernalis Share (or the equivalent at the time of the announcement of that offer) as a material improvement to the Offer.

Due to the size of Vernalis relative to that of British Biotech, the Offer will require approval by an ordinary resolution of British Biotech Shareholders, to be proposed at an Extraordinary General Meeting of British Biotech. As noted in the paragraph above, British Biotech has received irrevocable undertakings from all the British Biotech Directors who hold British Biotech Shares to vote in favour of the resolutions to implement the Merger at the EGM in respect of a total of 217,095 British Biotech Shares, representing approximately 0.3 per cent., in aggregate, of the existing issued share capital of British Biotech. In addition, British Biotech has received an irrevocable undertaking from Invesco to vote in favour of such resolutions in respect of its holding of British Biotech Shares, representing approximately 22.0 per cent., in aggregate, of the existing issued share capital of British Biotech as at 22 July 2003 (the latest practicable date prior to the publication of this circular). Accordingly, subject to what follows, British Biotech has in total received irrevocable undertakings to vote in favour of such resolutions in respect of British Biotech Shares, representing in aggregate, approximately 22.3 per cent. of the existing issued share capital of British Biotech as at 22 July 2003 (the latest practicable date prior to the publication of this circular). The undertaking given by Invesco will cease to be binding in the event of a competing offer from a third party being announced before 3 p.m. on 18 August 2003 (being the first closing date of the Offer) which, in the reasonable opinion of Invesco, represents a material improvement to the terms of the Offer (as above). The acceptance of the Offer by Invesco constitutes a related party transaction under the Listing Rules and therefore Invesco is not entitled to vote on the resolution to be proposed at the EGM in connection with the approval of the related party transaction.

3.	Background to the Merger

The Merged Group is committed to creating shareholder value by building on its established research and development expertise and its broad product pipeline as well as through further enhancing the potential of frovatriptan, the Merged Group’s marketed product.

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•	The Merged Group has the clinical development expertise and financial resources to further enhance the potential of frovatriptan. This includes the ability to expand into further indications including its use in the prophylaxis (prevention) of menstrually associated migraine, as well as supporting current licensees in promoting existing indications.

•	The Merged Group will have a broad product pipeline, with product candidates in clinical and pre-clinical development and late stage research. Its main discovery focus will be in the fields of central nervous system disorders and oncology. A key strategic objective will be the further partnering of its research and development programmes.

•	The Merged Group intends to capitalise on its research and development expertise, which has been validated by collaborations with Roche, Lilly and Serono.

•	As at 31 May 2003 British Biotech had Net Cash of £37.6 million and Vernalis had Net Cash of £10.8 million, after deducting the Roche Convertible Loan of £7.0 million (as described in paragraph 9 of this Part I) which may become repayable at the option of Roche as a result of the Merger. The cash position of the Merged Group will be enhanced by frovatriptan royalties and potential future milestone payments and out-licensing fees.

•	The Merger will create significant cash savings through focussing on the most commercially attractive research programmes and the removal of duplicate corporate overhead costs. These savings are expected to be approximately £6.5 million in the first full financial year (to 30 April 2005) following completion, with a net cash cost of £0.4 million (after recognising savings of £1.8 million) in the financial year to 30 April 2004. The Merged Group aims to reduce combined headcount from 204 (after previously announced reductions within British Biotech) to approximately 130.

•	The Merged Group will be led by Peter Fellner as Executive Chairman and Simon Sturge as Chief Executive Officer along with an experienced and highly capable management team of existing Vernalis and British Biotech personnel. The combined team has established strengths in research and development, business development and finance.

•	The Merged Group will be better positioned to participate in the further consolidation of the biotechnology sector.

4.	Information on Vernalis

Vernalis’ strategy is to build an integrated biotechnology company that discovers, develops and commercialises drugs for the treatment of diseases related to the central nervous system. Vernalis is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in a large number of common neurological and psychiatric disorders. Vernalis has an experienced internal discovery team and a development group that has undertaken international drug development successfully and achieved regulatory approvals in the United States and Europe.

Vernalis’ marketed product, frovatriptan, has received regulatory approvals in the United States and Europe for the acute treatment of migraine. Frovatriptan was launched in the US market during June 2002 and, as of May 2003, had achieved a market share in the US of approximately 2.4 per cent. of the triptan class of drugs. Frovatriptan was launched in the German market during November 2002 and, as of May 2003, had achieved a market share in Germany of approximately 5.3 per cent. of the triptan class of drugs. In addition, frovatriptan has recently been launched in the UK and Irish markets with further European launches expected to follow during 2003. Frovatriptan is marketed in the US by Elan and UCB and in Europe by Menarini. A significant sales-related milestone may become due from Elan, subject to the level of frovatriptan sales in the US. In particular, this one-off payment will become due if net sales of frovatriptan in the North American market exceed $100 million in a twelve-month period.

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In the third quarter of 2002, Vernalis announced positive headline results from a multi-centre US clinical trial exploring frovatriptan’s potential use in the prophylaxis (prevention) of menstrually associated migraine. The full results of this Phase IIIb study were presented at the annual meeting of the American Academy of Neurology in April 2003 and will subsequently be published in key scientific and clinical journals. Vernalis intends to carry out additional studies required to enable its partners to apply for US and European regulatory approvals for the use of frovatriptan in this new indication. No other drugs in the triptan class are currently approved for prophylactic use in menstrually associated migraine. The Vernalis Directors believe that if the positive outcome of the initial study can be reproduced in further studies and a label extension successfully obtained, it would give frovatriptan a competitive advantage that could enable Vernalis’ partners to increase significantly frovatriptan’s market share and, potentially, to expand the overall size of the market for migraine therapies.

In addition to frovatriptan, Vernalis currently has one product candidate in clinical development and one in pre-clinical development. VML 670, a potential new treatment for sexual dysfunction in patients taking medication for depression, is currently in Phase II clinical studies. The compound is partnered with Lilly. VR 2006, a potential treatment for Parkinson’s disease, is currently in pre-clinical development and is un-partnered.

Vernalis also has a number of research programmes. The most advanced include a programme targeting the 5HT2C receptor for the treatment of obesity in collaboration with Roche and another programme targeting the A2A receptor for the treatment of depression which is currently un-partnered.

For the year ended 31 December 2002, Vernalis reported a loss before taxation of £18.1 million on turnover of £5.9 million. Vernalis had net liabilities as at that date of £0.3 million, with Net Cash of £1.7 million.

5.	Current trading and prospects for the Merged Group

British Biotech’s current trading

Since 30 April 2003 progress has been in accordance with British Biotech management’s expectations. The clinical development projects: BB-10153, BB-10901, MG98 and BB-83698 are ongoing. R140 continues in preclinical development and remains on track to start a Phase I study by the end of 2003. The research programmes targeted at Hsp90 and inflammation (with Serono) continue to progress in line with the plans for these projects.

The merger of British Biotech and RiboTargets was completed in April 2003 and the resultant integration has been largely completed. Combined headcount is being reduced from 177 to approximately 110 employees by late 2003 and these measures are expected to achieve the cash outflow reductions predicted at the time of the merger of £3.1 million in the 12 months to 30 April 2004 and £6.4 million per annum thereafter.

For the year ended 30 April 2003, British Biotech reported a loss before taxation of £17.5 million on turnover of £1.1 million. British Biotech had net assets as at that date of £58.1 million, with Net Cash (also at that date) of £41.0 million. On the basis of the Closing Price of a British Biotech Share on 24 July 2003 (the latest practicable date prior to the date of this circular), British Biotech’s market capitalisation was approximately £43.1 million.

Vernalis’s current trading

Following the US and German launches of frovatriptan in 2002, Vernalis has now started to receive regular quarterly income from royalties on US and European sales, and, in the case of Europe, sales revenues from the supply of finished frovatriptan product to Menarini.

During 2003, expected increased revenues from frovatriptan, together with the benefit to operating expenses from the £3 million of annualised cost savings implemented in 2002, should result in a progressive reduction in Vernalis’ net cash outflows.

Vernalis’ annual report dated 9 May 2003 raised a matter of uncertainty with respect to the successful completion of the placing and open offer announced on 1 May 2003. On 30 May 2003 Vernalis successfully completed the placing and open offer of 44,444,445 new shares in Vernalis at 36 pence per share which raised £14.1 million net of expenses.

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On 5 June 2003, Vernalis announced that Roche’s option over Vernalis’ adenosine A2A antagonist research programme in depression had been terminated. As a result, Vernalis has complete control over its A2A antagonist programmes, which are targeting a range of indications including Parkinson’s disease and depression.

Prospects for the Merged Group

The Merged Group will have one marketed product (frovatriptan) and a broad product pipeline. It will have the cash resources available to further enhance the potential of frovatriptan. This includes the ability to expand into further indications including its use in the prophylaxis (prevention) of menstrually associated migraine, as well as supporting current licensees in promoting existing indications. The Merged Group expects frovatriptan revenues and royalties to continue to increase over the course of the current financial year.

Following a review of its product portfolio, the Merged Group will focus resources on the most commercially attractive programmes, focussing on central nervous system disorders and oncology.

The Merged Group will build on its established drug discovery platform. It will have the key objective of further partnering its research and development projects.

The Merger will create a business with a stronger financial position. As at 31 May 2003 British Biotech had Net Cash of £37.6 million and Vernalis had Net Cash of £10.8 million, after deducting the Roche Convertible Loan of £7.0 million (as described in paragraph 9 of this Part I) which may become repayable at the option of Roche as a result of the Merger. The Merged Group’s cash position will be enhanced by frovatriptan royalties and potential future milestone payments and out-licensing fees.

The Merger will generate significant cash savings through focussing on the most commercially attractive research programmes and the removal of duplicate corporate overhead costs. These savings are expected to be approximately £6.5 million in the first full financial year (to 30 April 2005) following completion, with a net cost of £0.4 million (after recognising savings of £1.8 million) in the financial year to 30 April 2004. The Merged Group aims to reduce combined headcount from 204 (after previously announced reductions within British Biotech) to approximately 130.

The Merged Group will be better positioned to participate in the further consolidation of the biotechnology sector.

6.	The Merged Group’s products

The Merged Group will have one marketed product, Phase IIIb studies proceeding for an additional indication for that marketed product, three product candidates in Phase II, two in Phase I, two in pre-clinical development, and a broad range of discovery programmes in late research. The Merged Group will seek to involve major pharmaceutical partners for late-stage development and commercialisation of certain of its products.

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The products in the Merged Group’s pipeline, before the portfolio review, are as follows:

Product	Description	Partner	Status	Indication

frovatriptan	5-HT1B/D receptor agonist	Elan/UCB* (US)	Marketed	Acute migraine
Menarini (Europe)

frovatriptan	5-HT1B/D receptor agonist	Elan/UCB* (US)	Ph IIIb	Prophylaxis for menstrually associated migraine
Menarini (Europe)

BB-10153	Novel thrombolytic	—	Ph II	Acute thrombotic diseases

VML 670	5HT1A receptor agonist	Lilly	Ph II	Sexual dysfunction in patients taking SSRI’s for depression

BB-10901	Targeted cytotoxic	ImmunoGen	PhI/II	Small cell lung cancer

BB-83698	Peptide deformylase inhibitor	GeneSoft	Ph I	Community acquired pneumonia

MG98	Anti-sense DNA	MethylGene	Ph I	Solid tumours/AML

VR 2006	A2A receptor antagonist	—	Pre-clinical	Parkinson’s disease

R140	Non-sedative analgesic	—	Pre-clinical	Severe pain

Research	5HT2c receptor agonist	Roche	Late research	Obesity

Research	A2A receptor antagonists	—	Late research	Depression

Research	Hsp90 inhibitors	—	Late research	Cancer

Research	Metalloenzyme inhibitor	Serono	Late research	Inflammation

Research	PDF inhibitor	GeneSoft	Late research	Respiratory tract infections

*   UCB is appointed by Elan as its co-promotion partner

On completion of the Merger, the Merged Group will undertake a portfolio review to focus resources on the most commercially attractive projects.

A description of the marketed product, product candidates and research programmes is set out below.

Marketed product

Frovatriptan

Frovatriptan is a selective 5-HTIB/ID receptor agonist that Vernalis has developed as an acute oral treatment for migraine and its associated symptoms. It is one of a class of drugs called triptans, a number of which are already approved for this indication. These drugs are currently available only by prescription.

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Product candidates in clinical development

Frovatriptan

Vernalis is currently conducting further studies to develop the compound as a prophylactic oral treatment for menstrually associated migraine, a form of migraine reported to occur in over 50 per cent. of female migraineurs. None of the triptan class of drugs is currently approved for prophylactic use in migraine.

In the third quarter of 2002 Vernalis announced positive results from a study exploring frova-triptan’s potential use in the prophylaxis (prevention) of menstrually associated migraine. The study, a double blind, placebo controlled cross-over design, was conducted at 36 clinics in the United States and involved more than 500 menstrual migraine sufferers. Patients were evaluated over three menstrual cycles over the course of which each patient received all three dose regimens – placebo, 2.5mg frovatriptan once daily (qd) and 2.5mg frovatriptan twice daily (bd). During each cycle they took the treatment for a total of six days commencing two days before the expected onset of their migraine headache.

The headline results showed that both dose levels of frovatriptan were highly effective in reducing the incidence, severity and duration of menstrually-associated migraines compared to the placebo. Over 50 per cent. of patients were completely headache-free during the six-day period when they took 2.5mg frovatriptan twice daily (bd) and around 40 per cent. were headache-free at a daily dose of 2.5mg, compared to only 26 per cent. when they took the placebo. Both dose regimens were statistically highly significant compared to the placebo (p<0.001). The full results of the study were presented to the American Academy of Neurology in the United States at the beginning of April 2003, and will subsequently be published in key scientific and clinical journals.

Vernalis now intends to carry out additional studies which, if successful, will allow its partners to apply for US and European regulatory approval for the use of frovatriptan in the prophylaxis of menstrually associated migraine. Vernalis believes that the requirements to submit applications to extend European licenses will be broadly similar to those in the United States.

BB-10153

BB-10153 is a recombinant protein designed to prevent and dissolve blood clots, with potential to improve the treatment of Acute Myocardial Infarction (AMI). Its safety profile to date also indicates that it has potential in other major thrombotic diseases, including stroke, peripheral arterial occlusion, pulmonary embolism and deep vein thrombosis. Each of these is under-treated because of the risk of bleeding, particularly intracranial haemorrhage, associated with current thrombolytic agents.

In 1999, British Biotech completed a Phase I study of BB-10153, showing it to be well tolerated in healthy volunteers. In 2001 DSM Biologics Company Inc. produced sufficient compound so as to allow initiation of a Phase II proof-of-concept study in 2002.

In March 2002, the FDA gave clearance for this study to proceed in AMI patients. The Thrombolysis In Myocardial Infarction (TIMI) Study Group in the United States is managing this study. The study is designed to test the ability of BB-10153, administered at doses up to 5mg/kg, to dissolve clots and restore blood flow in the coronary arteries of heart attack patients. The study will also evaluate the safety of treatment with BB-10153, especially with respect to bleeding. It is anticipated that the data from this study will be available in the second half of 2003.

VML 670

VML 670 is a potent and selective 5-HT1A receptor agonist that Vernalis licensed from Lilly in 1998. Vernalis is conducting clinical trials to assess its potential as a treatment for sexual dysfunction experienced by people taking medication to treat depression.

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Studies have shown that selective serotonin reuptake inhibitors (SSRIs) reduce the activity of 5-HT1A receptors and research published by Lilly indicates that VML 670 enhances sexual behaviour in pre-clinical models. Accordingly, Vernalis believes that SSRIs induce sexual dysfunction by their effect on 5-HT1A receptors, and that this effect may be reversed by treatment with a selective 5-HT1A receptor agonist, such as VML 670. This hypothesis is further supported by published reports from clinical trials of Buspar ® (buspirone) and gepirone, both of which are partial and non-selective 5-HT1A receptor agonists. Buspirone has also been used successfully off-label to treat sexual dysfunction in depressed patients taking SSRIs.

Vernalis licensed VML 670 from Lilly in October 1998, when Lilly had already completed an extensive preclinical programme and undertaken initial Phase I clinical trials. Vernalis has subsequently conducted further Phase I studies from which it has established the maximum tolerated single oral dose at which the compound can be given to humans. The findings were consistentwith expectations for a 5-HT1A agonist in man. Vernalis has also conducted a Phase I clinical study that included single and multiple dose studies in healthy volunteers to establish that there are no adverse consequences of co-administration of VML 670 and a commonly prescribed SSRI anti-depressant. A Phase II double blind, placebo controlled clinical trial involving approximately 240 male and female patients taking either of the two most commonly prescribed SSRIs commenced in May 2002, preliminary results of which are expected during the second half of 2003. This study was conducted under a CTX, which was granted in March 2002, and under a US IND. Further information regarding VML 670 can be found at the end of this paragraph 6.

BB-10901

BB-10901 is a tumour-activated prodrug designed to treat small cell lung cancer (SCLC) and other cancers that are CD56-positive, such as rarer neuroendocrine tumours. BB-10901 consists of a highly potent cytotoxic agent (DM1) targeted directly at SCLC cells via a humanised monoclonal antibody carrier (huN901). When the monoclonal antibody reaches the tumour cell, the cytotoxic agent is released inside the cell causing it to die.

SCLC accounts for approximately 20 per cent. of lung cancers and has a highly aggressive clinical course: without treatment median survival is two to four months from diagnosis. Treatment with chemotherapy and radiation usually produces good initial response but most patients relapse and median survival after recurrence is two to three months based on data provided by the National Cancer Institute cancer database.

In May 2001, following the grant of an IND from the FDA, British Biotech commenced a combined Phase I/II clinical study of BB-10901 in relapsed and refractory SCLC patients and other CD56-positive tumours to evaluate the drug’s safety, tolerability and biological activity when administered once a week for four weeks. This study has completed the Phase I element of the trial. A maximum tolerated dose has been identified and this dose is now being tested in the Phase II part of the study which will recruit relapsed SCLC patients only. In addition, British Biotech was granted a Clinical Trials Exemption (CTX) in the UK for a Phase I study of BB-10901 to investigate the drug’s safety when administered on a more frequent dosing regime. This study commenced in August 2002.

Under the terms of the Company’s collaboration with ImmunoGen Inc., British Biotech has commercialisation rights for BB-10901 in Europe and Japan.

BB-83698

BB-83698, the Company’s lead peptide deformylase (PDF) inhibitor, targeted at patients hospital-ised with community-acquired pneumonia. In completed pre-clinical studies, BB-83698 has shown potency against a range of gram-positive bacteria, including several drug resistant strains.

In August 2002, British Biotech entered into collaboration with GeneSoft Inc. to discover and develop novel anti-infectives based on British Biotech’s proprietary anti-bacterial metalloenzyme inhibitors. This collaboration has allowed increased resources and capabilities to be devoted to the PDF programme in support of BB-83698 and PDF inhibitors.

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In October 2002, having completed the necessary pre-clinical studies to allow human dosing, British Biotech commenced the initial Phase I study of an intravenous formulation of BB-83698 in healthy volunteers. The complete Phase I programme is expected to last approximately one year.

MG98

In February 2002, British Biotech and MethylGene Inc. entered into a collaboration to develop and commercialise, in Europe, MethylGene’s second generation antisense compound targeted at cancer.

In Phase I trials of MG98 being conducted by MethylGene Inc. and its collaborative partner for North America and Canada, MGI Pharma, a twice weekly dosing regime was documented as well tolerated in the all-comer solid tumour population examined. MethylGene conducted a Phase II study of twice-weekly administration of MG98 monotherapy in patients with head and neck cancer and also sponsored a Phase II study in collaboration with the National Cancer Institute of Canada Clinical Trials Group in renal cell carcinoma. Both these studies have now closed recruitment and at the doses and twice-weekly schedule tested, MG98 did not demonstrate objective clinical responses as defined by the protocols.

A Phase I trial investigating multiple doses and schedules in patients with advanced myelodyspla-sia and acute myeloid leukaemia was initiated by MGI in two US sites in January 2002 and continues to recruit patients. British Biotech has recently initiated a Phase I study to investigate safety and tolerability of a continuous infusion regime in patients with solid tumours such as gastric adenocarcinoma. This trial is being conducted at two centres in the UK.

VR 2006

Vernalis began a research programme in 1998 to assess the potential of selective adenosine A2A receptor antagonists in the chronic treatment of Parkinson’s disease.

Parkinson’s disease is a debilitating and progressive movement disorder that affects approximately 1 per cent. of the population over the age of 65 years. Common symptoms include stiffening of the muscles and difficulty in initiating movement. Sufferers may develop a tremor or shaking. The primary cause of the problems of co-ordination and movement in Parkinsonian patients is nerve degeneration and cell death in the brain, leading to the loss of dopamine, a chemical produced in the brain that is involved in the control of voluntary movement.

Most conventional therapies for Parkinson’s disease are based on dopamine replacement. Although generally effective in the short-term, these treatments can have severe, or even disabling, side effects and their effectiveness tends to decrease over time.

Another brain chemical called adenosine also plays an important role in motor co-ordination and movement control. Vernalis believes that by using selective adenosine A2A receptor antagonists to restore the imbalance of the other neurotransmitters caused by the loss of dopamine. Vernalis may be able to provide a novel approach to treat the symptoms of Parkinson’s disease and to slow or stop the progression of the disease. This hypothesis is supported by pre-clinical research that Vernalis and other companies have carried out with this type of compound, which has shown that motor function in models of Parkinson’s disease can be restored without inducing dopaminergic-like side effects. In particular it is hoped that A2A receptor antagonists can restore function in Parkinson’s Disease without inducing unwanted side effects such as nausea and dyskinesia (uncontrolled movements).

Vernalis has already demonstrated a number of its compounds to be effective in pre-clinical models of Parkinson’s disease. VR 2006, was selected as a development candidate in April 2002 and is currently in pre-clinical development, which is required to establish the safety profile of the drug before the regulatory authorities will allow Vernalis to commence clinical trials. Further information regarding VR 2006 can be found at the end of this paragraph 6.

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Drug candidate in pre-clinical development

R140

R140 (alphadolone acetate) is a GABA A agonist targeted at the treatment of pain in cancer patients, which was in-licensed from Monash University, Melbourne, Australia. Data in various animal models demonstrate that R140 is an analgesic at doses which do not cause sedation and can potentiate the analgesic efficacy of opiates. R140 has been administered to man in a pilot study conducted in Australia under the Clinical Trial Notification (CTN) Scheme. In this study, indications of analgesic efficacy were seen in nine patients who received a single dose of R140 after orthopaedic knee surgery. No sedative side effects were seen in this study.

British Biotech is progressing R140 as a pre-clinical opportunity due to the need to generate a complete package of pre-clinical safety data prior to the start of formal Phase I clinical development. Manufacture of R140 by a third party on behalf of British Biotech is under way and contract research organisations capable of conducting the necessary pre-clinical safety testing have been identified. The pre-clinical safety testing is scheduled for completion in time to permit a Phase I study in healthy volunteers to start in the second half of 2003.

Given the relatively early stage of development of R140, the Merged Group’s commercialisation strategy in relation to this product is yet to be determined. Once the pre-clinical testing has been completed the options for the product will be reviewed, taking into account the data generated. Discussions with future commercialisation partners have not yet commenced. Commercialisation rights in specific territories or regions will depend upon, among other factors, the identity of any such partners and patent coverage.

R140 presents an opportunity to be used concomitantly with current, opiate-based pain therapies in cancer to improve the overall management of pain in this condition. It is intended to compete with a number of opiate and non-opiate agents currently used. However, from preliminary pre-clinical data, there are indications that it is capable of providing an improved profile over current therapies since it is expected to produce non-sedating analgesia.

Research programmes

5HT2c receptor

Vernalis is investigating the potential use of selective 5HT2c receptor agonists to treat obesity and related disorders. In 1999 Vernalis partnered this programme with Roche, the world’s leading pharmaceutical company in sales of prescription treatments for obesity, and granted Roche exclusive worldwide rights to develop and commercialise compounds discovered in the programme.

In 1997, Vernalis’ scientists, working with the drug dexfenfluramine, a clinically effective appetite suppressant previously marketed by American Home Products that was withdrawn due to adverse cardiovascular side effects, were the first to discover that the 5HT2c receptor subtype is the key receptor for dexfenfluramine’s effects in controlling satiety. The evidence for this breakthrough came from the results of experiments Vernalis conducted in transgenic models and in pre-clinical models using selective 5-HT receptor antagonists. This was a significant finding since it is known that 5HT 2c receptors are present in high density in the brain (in particular in areas that control eating, such as the hypothalamus), but are not present in the cardiovascular system. Accordingly, Vernalis believes that the adverse effects seen with dexfenfluramine are due to its activity at another 5-HT receptor subtype and that a selective 5HT2c receptor agonist will be an effective and safe treatment for obesity.

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Following this finding, Vernalis’ research programme has been focused on discovering selective 5HT2c receptor agonists. Over the last four years Vernalis has designed, synthesised and patented a large number of compounds that it has shown to be highly selective for the 5HT2c receptor. In June 2001, Vernalis and Roche jointly selected the first clinical candidate from this programme, VR 1065. In February 2002, Vernalis signed a new research and development collaboration with Roche on obesity, to support the objective of bringing several project candidates into Phase I clinical trials.

Roche commenced Phase I clinical trials with VR 1065 in May 2002. Vernalis and Roche subsequently took the decision in July 2002 to withdraw this compound from the Phase I trials when the early pharmacokinetic data revealed unexpectedly high levels of a metabolite of the drug in the bloodstream. Although there were no side effects, the early pharmacokinetic data on VR 1065 did not meet Roche’s and Vernalis’ stringent criteria for progression to Phase II. Roche and Vernalis are now focusing on follow-on compounds from different chemical series that have already been identified in the substantial 5HT2c library generated by the collaboration so far. Vernalis anticipates that a new lead development candidate will be selected later in 2003.

A2A receptor

Recent pre-clinical research by Vernalis and a number of other companies suggests that adeno- sine, and specifically the adenosine A2A receptor subtype, may be a novel target for the discovery of a new class of antidepressant drugs. Transgenic animals with the A2A receptor gene deleted have shown a pattern of activity in pre-clinical models of depression that appears to be predictive of antidepressant activity in humans. Vernalis has also synthesised selective adenosine A2A receptor antagonists that show activity in pre-clinical models of depression. It is currently working to optimise the selectivity and pharmacokinetic properties of the most promising compounds.

Hsp90 inhibitors

The scientific rationale for Hsp90 as a therapeutic cancer target is based on the hypothesis that many of the signalling proteins that behave aberrantly in cancer cells require Hsp90 as a chaperone molecule to ensure that they are maintained in an active form. Inhibition of Hsp90 results in interference in multiple signalling pathways that mediate cancer growth and cell survival.

British Biotech has been optimising small molecule compounds which inhibit the ATPase function of Hsp90 and has filed patent applications in this area. The project is in the lead optimisation phase and is scheduled to identify a pre-clinical development candidate in the second half of 2003.

This programme is being conducted in collaboration with the Institute of Cancer Research, under an exclusive research and development agreement which provides access to relevant cancer models.

Metalloenzyme inhibition

British Biotech’s interest in metalloenzymes has developed from its experience with matrix metalloproteinases. This research has allowed British Biotech to build a large library of metal-loenzyme inhibitors, a strong patent position relating to inhibitors of such metalloenzymes and considerable knowledge of the toxicological and pharmacokinetic profile of these drugs. British Biotech aims to create value from its proprietary metalloenzyme platform through collaboration with others.

Inflammation

In October 2000, British Biotech entered into a two year research collaboration with Serono, to identify new compounds for clinical development for the treatment of inflammatory diseases, particularly multiple sclerosis. In October 2002, the term of the research collaboration was extended for a further year to October 2003, with the aim of identifying candidates for development. British Biotech and Serono have made good progress screening British Biotech’s compound library against pathologically relevant metalloenzyme targets, and identified selective inhibitors active against enzyme targets involved in inflammatory processes.

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Infection

In the field of anti-infectives, British Biotech has identified several metalloenzymes not present in mammalian cells that are essential for the survival of pathogenic bacteria. British Biotech has discovered, and pending patent applications and granted patents, for a number of metalloenzyme inhibitors which have potential utility as a new class of antibiotic. These inhibitors could be developed as both hospital-based, injectable drugs and oral drugs for use in the community.

The most advanced programme is in relation to the peptide deformylase inhibitor BB-83698. British Biotech is conducting further research into the in vitro and in vivo characteristics of other PDF inhibitors as well as exploring inhibitors of other metalloenzymes, for example LpxC, as potential new classes of antibiotics which are effective against a variety of drug resistant pathogens.

In August 2002, British Biotech entered into a broad-based collaboration with GeneSoft Inc, a private US biopharmaceuticals company, to discover and develop novel antibiotics. The collaboration covers clinical development of BB-83698 and other PDF inhibitors, and research into other metalloenzyme targets.

Biodefence research

As part of the UK Government’s biodefence initiative, British Biotech has entered into an agreement with the Defence, Science and Technology Laboratory (DSTL) in Porton Down, UK, to investigate the efficacy of selected British Biotech metalloenzyme inhibitors against anthrax lethal toxin and botulin toxin.

Other cancer and infection targets

Five additional programmes have been initiated, encompassing both anti-cancer and antibacterial targets. Of these, three are kinases and ATPase inhibitors. All five are at the stage of hit identification/validation and it is expected that some lead optimisation programmes will be initiated towards the end of 2003.

Additional information on VML 670 and VR 2006

In accordance with the requirements of the Listing Rules, further information regarding Vernalis’ products in development, VML 670 and VR 2006, is set out below.

Commercial background to VML 670

Depression is one of the most common mental illnesses. In 1996, the World Health Organisation estimated that 340 million people were suffering from mood-disorders worldwide. Sexual dysfunction is encountered as a background symptom of depression in approximately 10 per cent. of patients, but its incidence increases markedly when SSRIs are used. In published studies in patients taking one of the most commonly prescribed SSRIs, the reported incidence of sexual dysfunction is generally in the range of 30 to 40 per cent. with some reports even higher.

SSRIs dominate the antidepressant market. Based on the reported incidence of sexual dysfunction, a significant proportion of patients could potentially benefit from a drug that successfully reverses the sexual dysfunction caused by SSRIs.

Vernalis is funding and conducting all aspects of the development of VML 670 as a treatment for sexual dysfunction to the end of Phase II clinical trials. Lilly may then assume responsibility for completing and funding all further development work and for subsequent commercialisation of the compound. If Lilly exercises its option, Vernalis will receive a milestone payment and a royalty on Lilly’s future net sales of the compound, as well as reimbursement of Vernalis’ cumulative development expenditures on the compound to the date of exercise. If Lilly does not exercise its Phase II option, exclusive worldwide rights to the compound for this indication would pass to Vernalis in return for a royalty payable to Lilly on future licensing revenue or net sales, whichever is greater. Vernalis would then be free to complete the development of the compound itself and commercialise it or relicense it to a third party.

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Competitors to VML 670

Vernalis is not aware of any drugs currently approved for the treatment of SSRI-induced sexual dysfunction. GlaxoSmithKline, which markets one of the leading SSRIs, is believed to be developing a dual action SSRI and 5-HT1A agonist, which is currently in Phase II clinical trials. In addition, Organon have recently published data on gepirone, demonstrating a positive effect on sexual function associated with depression.

Patent status of VML 670

Lilly owns eleven US patents, seven European patents, one US application and one European application relating to VML 670, to which Vernalis has in-licensed exclusive worldwide rights in sexual dysfunction and emesis. The composition of matter patents have expiry dates of 2011 for Europe and 2012 for the US.

		Priority	Status
Territory	Patent/Application No.	Date	Expiry Date	Subject Matter

Europe	Patent No. 153083	06.02.1984	Granted, Feb 2005	Substituted tetrahydrobenz[c,d]indoles
US	Patent No. 4576959	06.02.1984	Granted, Feb 2004	Substituted tetrahydrobenz[c,d]indoles
US	Patent No. 4983622	06.02.1984	Granted, January 2008	Substituted tetrahydrobenz[c,d]indoles
US	Patent No. 5026869	06.02.1984	Granted, June 2008	Substituted tetrahydrobenz[c,d]indoles
Europe	Patent No. 285278	12.03.1987	Granted, March 2008	Substituted tetrahydrobenz[c,d]indoles: anti-anxiety method
US	Patent No. 4745126	12.03.1987	Granted, March 2007	Substituted tetrahydrobenz[c,d]indoles: anti-anxiety method
Europe	Patent No. 444853	26.02.1990	Granted, February 2011	4-Amino-6-iodo-hexahydrobenz[c,d]indoles
US	Patent No. 5039820	26.02.1990	Granted, February 2010	4-Amino-6-iodo-hexahydrobenz[c,d]indoles
Europe	Patent No. 444851	26.02.1990	Granted, February 2011	Intermediates and processes for 4-amino-hexahydrobenz[c,d]indoles
US	Patent No. 5212319	26.02.1990	Granted, May 2010	Intermediates and processes for 4-amino-hexahydrobenz[c,d]indoles
US	Patent No. 5559245	26.02.1990	Granted, February 2010	Intermediates and processes for 4-amino-hexahydrobenz[c,d]indoles
Europe	Patent No. 444852	26.02.1990	Granted, February 2011	Crystalline salt form of 4-(di-n-propyl)amino-6-aminocarbonyl-tetrahydrobenz[c,d]indole
US	Patent No. 5397799	26.02.1990	Granted, March 2012	Crystalline salt form of 4-(di-n-propyl)amino-6-aminocarbonyl-tetrahydrobenz[c,d]indole
Europe	Patent No. 444854	15.08.1990	Granted, February 2011	6-Ester and 6-amido-substituted-hexahydrobenz[c,d]indoles
US	Patent No. 5302612	15.08.1990	Granted, April 2011	6-Ester and 6-amido-substituted-hexahydrobenz[c,d]indoles
US	Patent No. 5470853	15.08.1990	Granted, April 2011	6-Ester and 6-amido-substituted-hexahydrobenz[c,d]indoles

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		Priority	Status
Territory	Patent/Application No.	Date	Expiry Date	Subject Matter

Europe	Patent Application No. EP633023	10.06.1993	Pending	Method of preventing emesis and
	withdrawn: divisional			sexual dysfunction
	application EP1166783 remains
	pending and is directed to
	sexual dysfunction only
US	Patent No. 5703112	10.06.1993	Granted, June 2013	Method of preventing emesis and
Europe	Patent No. 771786	31.10.1995	Granted, October 2016	Preparation of aryl and vinyl nitriles
US	Not yet known	31.10.1995	Pending	Preparation of aryl and vinyl nitriles

Impact on VML 670 of prior applications by third parties

Lilly have secured composition-of-matter patents in an extensive list of territories for both LY228729 and LY228729 hippurate (VML 670) respectively. The VML 670 molecule has, therefore, already met the criteria for patentability in the major patenting authorities after rigorous examination. Vernalis believes the patent position with regard to LY228729 per se and the hippurate salt of LY228729 per se is strong, having been advised that, in particular, granted European and US patents carry a reasonable measure of presumption of validity.

Academic papers relating to VML 670

One material academic paper relating to VML 670 has been published entitled ‘‘Preclinical Studies on LY228729: A Potent and Selective, Serotonin 5HT1A Agonist’’ (M Foreman, R Fuller, J D Leander, M Benvenga, D Wong, D Nelson, D Calligaro, S Swanson, J Lucot and M Flaugh, The Journal of Pharmacology and Experimental Therapeutics, Vol 267: 58-71; 1993.

Commercial background to VR 2006

Parkinson’s disease affects approximately 1,500,000 individuals in the United States, with a further 50,000 new cases diagnosed annually. Although the disease has an incidence in the general population of about one in 1,000, the frequency of new cases is expected to rise as the population ages, because the disease affects one in 100 individuals over the age of 65. Annual worldwide sales of drugs to treat Parkinson’s disease were predicted to reach $1.5 billion in 2002.

Since this prospect is at an early stage no data has yet been presented to any regulatory authority and no academic papers on VR2006 have been published. In addition, given the early stage of development the commercialisation strategy has not been finally determined however it is anticipated that this may involve one or more partners.

Competitors to VR 2006

In the Parkinson’s disease field, the majority of potential new therapies in research and development are based on modifications to existing approaches. These include reformulations of L-DOPA and decarboxylase inhibitors dopamine agonists selective for specific dopamine receptor subtypes; inhibitors of dopamine breakdown; dopamine uptake inhibitors; and modulators of nicotinic cholinergic function.

Direct competition comes from other adenosine A2A antagonists being developed for Parkinson’s disease. These include Kyowa Pharmaceuticals Inc., Biogen, Fujisawa, Lilly, Roche and Schering Plough.

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Patent status of VR 2006

The following is a summary of the patents and patent applications which relate to the use of an enantiomer of mefloquine and eight different series of novel adenosine A receptor antagonists:

		Patent/Application	Priority
Case	Territory	No.	Date	Status	Subject Matter

Parkinson’s	Europe (EPC)	Application No.	26.11.1997	Pending. A response	Use of (-)-mefloquine
		98955789.7		has been filed to a	for the treatment of
				second official letter	Parkinson’s Disease
	US	Patent No.	26.11.1997	Granted. Subject to any	Use of (-)-mefloquine
		US6197788		patent term extension,	for the treatment of
				will expire in November	Parkinson’s Disease
				2018
Parkinson’s I	Europe (EPC)	Application No.	04.09.1998	Pending. A response	4-Quinolinemethanols
		99943123.2		has been filed to a first
				official letter
	US	Patent No.	04.09.1998	Granted. Subject to any	4-Quinolinemethanols
		US6583156		patent term extension,
				will expire in
				September 2019
Parkinson’s II	Europe (EPC)	Application No.	04.09.1998	Pending. A response	2-(4-Quinoline)-2-
		99943124.0		has been filed to a first	hydroxyethylamines
				official letter
	US	Application No.	04.09.1998	Notice of Allowance	2-(4-Quinoline)-2-
		09/786472		has been received.	hydroxyethylamines
				Subject to any patent
				term extension, the
				granted patent will
				expire in September
				2019
Adeno III	Europe (EPC)	Application No.	01.07.1999	Pending. First	Thieno- and furo[3,2-
		00940670.3		examination report is	d]pyrimidines
				awaited
	US	Application No.	01.07.1999	Pending. First	Thieno- and furo[3,2-
		09/958948		examination report is	d]pyrimidines
				awaited
	Canada	Application No.	01.07.1999	Pending. Examination	Thieno- and furo[3,2-
		2370344		to be deferred	d]pyrimidines
	Japan	Application No.	01.07.1999	Pending. Request for	Thieno- and furo[3,2-
		2001-507845		examination must be	d]pyrimidines
				filed by 30.06.2007
Adeno IV	International	Application No.	10.01.2001	International Phase	6,9-Disubstituted
	(PCT)	PCT/GB02/00076		completed 10.07.2003.	purines
				National/regional filings
				underway in Europe
				(see below), US,
				Canada, Japan,
				Australia, India, Israel,
				Hong Kong, New
				Zealand, Singapore,
				South Africa, Brazil,
				China, Croatia, Czech
				Republic, Hungary,
				Indonesia, Serbia &
				Montenegro, South
				Korea, Mexico, Norway,
				Poland, Russia
	Europe (EPC)	Application No.	10.01.2001	Pending. All states	6,9-Disubstituted
		02729444.6		designated, including	purines
				extension states

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		Patent/Application	Priority
Case	Territory	No.	Date	Status	Subject Matter

Adeno V	International	Application No.	10.01.2001	International Phase	Thieno- and furo[3,2-
	(PCT)	PCT/GB02/00084		completed 10.07.2003.	d]pyrimidines
				National/regional filings
				underway in Europe
				(see below), US,
				Canada, Japan
	Europe (EPC)	Application No.	10.01.2001	Pending. All states	Thieno- and furo[3,2-
		02729449.5		designated, including	d]pyrimidines
				extension states
Adeno VI	International	Application No.	10.01.2001	International Phase	Pyrazolo[3,4-
	(PCT)	PCT/GB02/00075		completed 10.07.2003.	d]pyrimidines
				National/regional filings
				underway in Europe
				(see below), US,
				Canada, Japan
	Europe (EPC)	Application No.	10.01.2001	Pending. All states	Pyrazolo[3,4-
		02729443.8		designated, including	d]pyrimidines
				extension states
Adeno VII	International	Application No.	10.01.2001	International Phase	Triazolo[4,5-
	(PCT)	PCT/GB02/00091		completed 10.07.2003.	d]pyrimidines
				National/regional filings
				underway in Europe
				(see below), US,
				Canada, Japan,
				Australia, India, Israel,
				Hong Kong, New
				Zealand, Singapore,
				South Africa, Brazil,
				China, Croatia, Czech
				Republic, Hungary,
				Indonesia, Serbia &
				Montenegro, South
				Korea, Mexico, Norway,
				Poland, Russia
	Europe (EPC)	Application No.	10.01.2001	Pending. All states	Triazolo[4,5-
		02729452.9		designated, including	d]pyrimidines
				extension states
Adeno VIII	International	Application No.	10.01.2001	International Phase	Pyrrolo[2,3-
	(PCT)	PCT/GB02/00095		completed 10.07.2003.	d]pyrimidines
				National/regional filings
				underway in Europe
				(see below), US,
				Canada, Japan
	Europe (EPC)	Application No.	10.01.2001	Pending. All states	Pyrrolo[2,3-
		02716125.6		designated, including	d]pyrimidines
				extension states

Impact on VR 2006 of prior applications by third parties

A favourable International Preliminary Examination Report (IPER) has been issued on the International Patent Application that protects the VR 2006 molecule per se. The European Patent Office (EPO), acting in its capacity as International Preliminary Examining Authority, has confirmed in the IPER that the claims of this international application appear to be novel, to involve an inventive step and to be industrially applicable in light of the documents cited in the earlier International Search Report (the cited documents considered only to be background to the presently claimed subject-matter). Furthermore, Vernalis has not identified any third party prior applications detrimental to the patentability of VR 2006, either from the informal searches it has conducted or a formal search performed by the UK Patent Office.

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7.   Board of Directors

The board of the Merged Group will be drawn from the boards of both British Biotech and Vernalis. The proposed members of the Merged Group’s board are:

Peter Fellner	Executive Chairman
Simon Sturge	Chief Executive Officer
Anthony Weir	Chief Financial Officer
Peter Worrall*	Corporate Development Director
Dr John Hutchison*	Development Director
George Kennedy*	Deputy Chairman
Senior Independent Director
Carol Ferguson*	Non-executive Director
Ian Kent	Non-executive Director
Keith Merrifield	Non-executive Director
Dr Peter Read*	Non-executive Director
Eugene Williams	Non-executive Director

* Current Vernalis director

Peter Worrall and Dr John Hutchison, currently finance director and development director of Vernalis, respectively, will join the board of British Biotech as Corporate Development Director and Development Director, respectively.

George Kennedy will join the board of British Biotech as Deputy Chairman and Senior Independent Director.

Carol Ferguson and Dr Peter Read will join the board of British Biotech as non-executive directors.

Having participated in the planning for the proposed Merger with Vernalis, and having led the integration of RiboTargets which has now largely been completed, Tim Edwards will step down from the Board and leave British Biotech on completion of the Merger.

8.   Management and employees

British Biotech and Vernalis attach great importance to retaining the skills and expertise of their management and employees. The management teams of British Biotech and Vernalis will be combined in order to obtain the maximum benefit from their skills and experiences. Although the combination of similar functions will necessarily lead to some staff reductions, the Board believes that the greater strength, market position and growth prospects for the Merged Group will generally enhance the career prospects of its employees.

The existing employment rights, including pension rights, of employees of both British Biotech and Vernalis will be fully safeguarded.

9.   Vernalis Incentive Plans and Roche Convertible Loan

The Offer will extend to any Vernalis Shares issued or unconditionally allotted while the Offer remains open for acceptance (or such earlier date as, subject to the rules of the Code, British Biotech may decide) as a result of the exercise of options or shares being transferred under the Vernalis Incentive Plans. All options over Vernalis Shares will become exercisable when the Offer becomes or is declared unconditional in all respects. To the extent that options are not exercised within the relevant periods specified in the respective rules of each plan, they will lapse.

Share awards made under the Vernalis Restricted Share Scheme will vest when the Offer becomes or is declared unconditional in all respects or when British Biotech becomes bound or entitled to acquire Vernalis Shares under the compulsory acquisition procedure. On vesting, the Vernalis Shares issued under the awards will be transferred to the participants.

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Under the terms of the Roche Convertible Loan, Vernalis will be required to notify Roche when Vernalis becomes aware that the right to cast more than 50 per cent. of the votes at a general meeting of Vernalis has or will become unconditionally vested in British Biotech. Roche will be entitled, within 30 days of Vernalis giving such notice, to require repayment of the loan with accrued but unpaid interest to the date of repayment. The Merged Group currently has the cash resources to make such repayment in full should it be demanded. Additionally, Roche may elect prior to 13 May 2007 to convert its loan into approximately 4.2 per cent. of Vernalis’ undiluted issued ordinary share capital, subject to certain adjustments. The conversion price under the Roche Convertible Loan at which Roche may convert its loan into Vernalis Shares is currently above the value attributable to a Vernalis Share under the Offer.

10.   Ranking and dividends

The New British Biotech Shares issued to Vernalis Shareholders, will rank pari passu in all respects with the existing issued British Biotech Shares including the right to receive all dividends and other distributions (if any) declared, paid or made by British Biotech after 3 July 2003.

However, it is, at present, intended that no dividends will be paid by the Merged Group. Even if future operations lead to significant levels of distributable profits, any earnings, of which there can be no assurance, will be reinvested in the Merged Group’s business and no dividends are expected to be paid in the forseeable future.

11.   Terms and Conditions of the Offer

Vernalis Shares will be acquired under the Offer fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights now or after 3 July 2003 attaching to them, including the right to receive all dividends declared, made or paid hereafter although, as stated above, the Merged Group does not, at present, intend to pay dividends.

The New British Biotech Shares to be issued pursuant to the Offer will be issued free from all liens, equities, charges, encumbrances and other interests and will be issued credited as fully paid.

Due to the size of Vernalis relative to that of British Biotech, the Offer will require approval by an ordinary resolution of British Biotech Shareholders, to be proposed at an Extraordinary General Meeting of British Biotech. In addition, as a consequence of Invesco’s interest in British Biotech (which Invesco has confirmed to British Biotech is approximately 22.0 per cent. of British Biotech’s share capital as at 22 July 2003, the latest practicable Business Day prior to the date of this circular) Invesco’s acceptance of the Offer will be a related party transaction for the purposes of the Listing Rules and therefore requires the approval of British Biotech’s Shareholders other than Invesco. Invesco will abstain and has undertaken to procure that its associates will abstain from voting on the Related Party Resolution.

It is intended that the Merged Group will be called Vernalis plc and be headquartered in Winnersh near Reading with research and development facilities in both Winnersh and Cambridge. Appropriate proposals to effect the name change will be put to shareholders of the Merged Group at British Biotech’s 2003 annual general meeting.

The holdings and rights of existing British Biotech Shareholders will not be affected by the Merger, other than in respect of the proportion of the total issued share capital of British Biotech held by them following the Merger.

12.   Listing, settlement and dealings

Application has been made to the UK Listing Authority for the New British Biotech Shares to be admitted to the Official List and to the London Stock Exchange for admission of such New British Biotech Shares to trading on its market for listed securities. These applications are expected to become effective and dealings in the New British Biotech Shares on the London Stock Exchange’s market for listed securities are expected to commence at 8.00 a.m. London time on the first business day following the day on which the Offer becomes or is declared unconditional in all respects (save for any condition relating to Admission). The New British Biotech Shares will not be listed on any other stock exchanges and have not been registered with the SEC under the Securities Act, although the British Biotech Shares will continue to be registered under the US Securities Exchange Act of 1934, as amended and will therefore continue to be subject to SEC reporting requirements. British Biotech’s American depositary shares will continue to be quoted on the NASDAQ National Market System.

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The Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this circular, the Form of Proxy and any related offering or solicitation documents are not being, and must not be, mailed or otherwise transmitted, distributed or forwarded in or into the United States. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New British Biotech Shares to be issued pursuant to the Offer have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States.

Subject to the Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any Vernalis Shareholder is entitled under the Offer will be effected (i) in the case of acceptances received, complete in all aspects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while the Offer remains open for acceptance, within 14 days of such receipt as follows:

Vernalis Shares in uncertificated form (that is in CREST)

Where an acceptance relates to Vernalis Shares in uncertificated form (that is in CREST), the New British Biotech Shares to which the relevant accepting Vernalis Shareholder is entitled will be issued to such shareholder in uncertificated form. British Biotech will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the accepting Vernalis Shareholder concerned with such person’s entitlement to New British Biotech Shares pursuant to the Offer, as the case may be. The stock account concerned will be an account under the same participant ID and member account ID as appears on the Form of Acceptance of such Vernalis Shareholder.

British Biotech reserves the right to settle all or any part of the consideration referred to in this paragraph for all or any accepting Vernalis Shareholder(s) in the manner referred to immediately below, if, for any reason, it wishes to do so.

Vernalis Shares in certificated form (that is not in CREST)

Where an acceptance relates to Vernalis Shares in certificated form, the New British Biotech Shares to which the relevant accepting Vernalis Shareholder is entitled will be issued in certificated form. Definitive certificates for the New British Biotech Shares will be despatched (but not into the United States, Belgium, South Africa, Canada, Australia or Japan) by first class post (or by such other method as may be approved by the Panel).

In relation to New British Biotech Shares to be issued in certificated form pursuant to the Offer, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such New British Biotech Shares. Pending the issue of definitive certificates for such New British Biotech Shares, transfers will be certified against the register held by British Biotech’s registrars, Capita IRG Plc.

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All documents and remittances sent by, to, or from Vernalis Shareholders or their appointed agents will be sent at their own risk.

All mandates and other instructions in force relating to holdings of Vernalis Shares will, unless and until revoked, continue to apply in relation to payment and notices by British Biotech in respect of New British Biotech Shares.

Fractional entitlements arising on the issue of New British Biotech Shares in exchange for Vernalis Shares will be aggregated and sold in the market for the benefit of the Merged Group.

13.   Related party transaction

British Biotech has received an irrevocable undertaking from Invesco to vote in favour of the resolutions to implement the Merger at the EGM, in respect of British Biotech Shares representing approximately 22.0 per cent., in aggregate, of the issued share capital of British Biotech as at 22 July 2003 (the latest practicable date prior to the publication of this circular). The undertaking given by Invesco, who is also a shareholder in Vernalis, will cease to be binding in the event of a competing offer from a third party being announced before the first closing date of the Offer which, in the reasonable opinion of Invesco, represents a material improvement to the terms of the Offer. Invesco would regard an offer of 60.61 pence, or above, per Vernalis Share (or the equivalent at the time of the announcement of that offer) as a material improvement to the Offer.

As a consequence of Invesco’s interest in British Biotech (which Invesco has confirmed to British Biotech was approximately 22.0 per cent. of British Biotech’s share capital as at 22 July 2003, the latest practicable Business Day prior to the date of this circular) Invesco’s acceptance of the Offer will be a related party transaction for the purposes of the Listing Rules and therefore requires the approval of British Biotech Shareholders other than Invesco. Invesco will abstain, and has undertaken to take all reasonable steps to ensure that its associates will abstain, from voting on the Related Party Resolution at the EGM.

Following completion of the Merger it is expected that Invesco will hold approximately 25.1 of the issued share capital of British Biotech as enlarged by the Merger.

14.   The British Biotech Option Plan

On the exercise of an option, the Company intends to give the opportunity for flexibility to reduce dilution by satisfying options in the form of a transfer of a number of New British Biotech Shares equivalent to the gain on exercise of the option. The Remuneration Committee will approve the necessary amendment to the rules to give the Company this flexibility. Such an amendment will not apply to the Inland Revenue ‘‘approved part’’ of the British Biotech Option Plan.

15.   Extraordinary General Meeting of British Biotech

Your attention is drawn to the notice set out at the end of this circular convening an Extraordinary General Meeting to be held at Barber-Surgeons’ Hall, Monkwell Square, London EC2Y 5BD at 11 a.m. on 13 August 2003 at which the following Resolutions will be proposed.

1.   The Merger Resolution (to approve the Offer, and any non-material amendments, variations, revisions, increases, extensions or renewals of it).

2.   The Related Party Resolution (from which Invesco will abstain, and will procure that its associates will abstain).

Following completion of the Merger, the authorities given by British Biotech Shareholders at British Biotech’s annual general meeting in 2002 relating to Section 80 of the Companies Act (authority to issue relevant securities) and to Section 95 of that Act (authority to allot equity securities without first offering them pro rata to existing shareholders) will continue to exceed the percentages which institutional shareholders are usually willing to approve. It is the British Biotech Directors’ intention that, in these circumstances, any utilisation of these authorities will not exceed those percentage limits as they are applied to the Company’s issued ordinary share capital immediately following completion of the Merger without shareholder approval.

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16.   Action to be taken by British Biotech Shareholders

British Biotech Shareholders will find enclosed with this circular a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the meeting, you are requested to complete, sign and return your Form of Proxy, in accordance with the instructions on the form, to Capita IRG Plc, Proxy Department, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and, in any event, so as to arrive no later than 11 a.m. on 11 August 2003. The completion and return of a Form of Proxy will not preclude you from attending the meeting and voting in person should you wish to do so, but if you do wish to attend, you should bring your admittance card with you.

17.   Additional Information

Your are recommended to read all the information contained in this circular, and your attention is drawn to the information set out in Parts IV and V of this circular (Additional Information and Risk Factors).

18.   Recommendation

Your Board, which has been so advised by JPMorgan, considers the arrangements with Invesco to be fair and reasonable so far as British Biotech Shareholders are concerned. Having received financial advice from JPMorgan, the British Biotech Directors also consider the terms of the Offer to be in the best interests of the Company and its shareholders as a whole. In providing advice to the Board, JPMorgan has taken into account the Board’s commercial assessments.

Accordingly, the Board unanimously recommends British Biotech Shareholders to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting as they have undertaken to vote in respect of their beneficial interests in British Biotech Shares. Including these undertakings and the undertaking of Invesco described in paragraph 13 of this Part I, British Biotech has received undertakings to vote in favour of the Merger Resolution amounting, in aggregate, to 14,877,833 British Biotech Shares representing 22.3 per cent. of British Biotech’s current issued share capital.

Yours faithfully,

Peter Fellner
Chairman
British Biotech plc

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PART II

Financial Information Relating to Vernalis

Basis of Financial Information

The financial information contained in this Part II does not constitute statutory accounts within the meaning of section 240 of the Act. The financial information for the years ended 31 December 2000, 31 December 2001 and 31 December 2002 has been extracted, without material adjustment, from the full audited consolidated accounts of Vernalis Group plc for those periods. Copies of the accounts for these three periods have been delivered to the Registrar of Companies in England and Wales. The auditors of Vernalis have made a report under section 235 of the Act in respect of the statutory consolidated accounts for the years ended 31 December 2000, 31 December 2001 and 31 December 2002. Such reports were unqualified and did not contain a statement under section 237(2) or (3) of the Act; for the year ended 31 December 2002 the report drew shareholders’ attention to a fundamental uncertainty with regard to going concern, although the opinion was not qualified in this respect.

Consolidated Profit and loss account for the years ended 31 December

	Note	2002		2001		2000

		£’000		£’000		£’000

Turnover	2	5,882		13,828		2,928
Cost of sales		(307)		—		—

Gross profit		5,575		13,828		2,928
Research and development expenses		(18,010)		(20,431)		(18,617)
Administrative expenses
—amortisation of goodwill and other intangible assets		(2,625)		(1,791)		(1,995)
—other		(4,432)		(3,178)		(4,469)

—total		(7,057)		(4,969)		(6,464)
Other operating (expenses)/income		(197)		164		(20)

Operating loss		(19,689)		(11,408)		(22,173)
Share of operating loss in associate		—		—		(256)

Total operating loss: Vernalis Group and share of associate		(19,689)		(11,408)		(22,429)
Profit on disposal of associate		—		—		737
Costs of restructuring		—		—		(2,609)

Losses on ordinary activities before interest and taxation	3	(19,689)		(11,408)		(24,301)
Interest receivable and similar income	7	2,133		833		1,401
Interest payable and similar charges	8	(556)		(607)		(39)

Loss on ordinary activities before taxation		(18,112)		(11,182)		(22,939)
Tax on loss on ordinary activities	9	2,029		1,291		1,719

Loss on ordinary activities after taxation	23	(16,083)		(9,891)		(21,220)

Basic and diluted loss per ordinary share	11	(38	)p	(23	)p	(53	)p

There is no difference between the loss on ordinary activities after taxation and the loss for the years stated above, and their historical cost equivalents.

There are no recognised gains and losses other than the losses above and therefore no separate statement of recognised gains and losses has been presented.

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All results arise from continuing activities except for the share of loss in associate in the year ended 31 December 2000 (see Note 6).

Consolidated balance sheets as at 31 December

	Note	2002	2001	2000

		£’000	£’000	£’000

Fixed assets
Intangible assets	12	19,775	22,400	7,014
Tangible assets	13	1,743	2,435	2,332
Investments	14	—	82	222

		21,518	24,917	9,568
Current assets
Stocks		8	—	—
Debtors	15	3,511	3,120	3,558
Investments	16	9,071	17,921	20,800
Cash at bank and in hand		12	50	7

		12,602	21,091	24,365
Creditors—amounts falling due within one year	17	(11,326)	(16,256)	(5,275)

Net current assets		1,276	4,835	19,090

Total assets less current liabilities		22,794	29,752	28,658
Creditors—amounts falling due after more than one year
6.5% convertible loan 2007	19	(7,000)	—	—
Other creditors	18	(16,119)	(14,135)	(3,569)

		(23,119)	(14,135)	(3,569)

Net (liabilities)/assets		(325)	15,617	25,089

Capital and reserves
Called up share capital	22	4,298	4,285	4,252
Share premium account	23	86,993	86,875	86,572
Other reserves	25	20,726	20,716	20,633
Profit and loss account (deficit)	23	(112,342)	(96,259)	(86,368)

Equity shareholders’ (deficit)/funds	26	(325)	15,617	25,089

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Consolidated Cash Flow Statements for the years ended 31 December

	Note	2002	2001	2000

		£’000	£’000	£’000

Net cash outflow from operating activities	29	(14,006)	(8,395)	(22,658)

Returns on investments and servicing of finance
Interest received		673	946	1,703
Interest paid		—	—	(11)
Interest paid on convertible loan		(228)	—	—
Interest element of finance lease rental payments		(81)	(115)	(28)

Net cash inflow from returns on investments and servicing of finance		364	831	1,664

Taxation		1,488	1,573	—

Capital expenditure and financial investment
Purchase of intangible fixed assets		(3,227)	—	—
Purchase of tangible fixed assets		(406)	(1,061)	(999)
Disposal of tangible fixed assets		16	9	38

Net cash outflow from capital expenditure and financial investment		(3,617)	(1,052)	(961)

Acquisitions and disposals
Cash at bank and in hand acquired with subsidiary		—	—	84
Sale of investment in associate		—	—	2,500
Investment in associate		—	—	(1,000)

Net cash inflow from acquisitions and disposals		—	—	1,584

Net cash outflow before use of liquid resources and financing		(15,771)	(7,043)	(20,371)
Management of liquid resources	29	8,850	2,879	11,298

Net cash outflow before financing		(6,921)	(4,164)	(9,073)
Financing
Net proceeds of shares issued and options exercised		141	419	5,192
Repayment of capital element of finance leases		(258)	(277)	(341)
Proceeds from new finance leases secured on existing assets		—	548	282
New loans		7,000	3,517	3,405

Cash inflow from financing		6,883	4,207	8,538

(Decrease)/increase in cash in the period	29	(38)	43	(535)

NOTES TO THE FINANCIAL INFORMATION

1.   Accounting policies

Basis of accounting

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom. A summary of the more important accounting policies which have been applied consistently throughout the years is set out below.

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Basis of preparation—going concern

The financial information has been prepared on the going concern basis. This assumes the receipt of net proceeds of £14.1 million from the Placing and Open Offer announced by the Vernalis Group on 1 May 2003. Whilst the Placing and Open Offer has been fully underwritten, it is conditional, inter alia, on shareholder approval at an EGM. If the Placing and Open Offer does not proceed, Vernalis would need to take immediate action to curtail expenditure on its research and development activities until further funds are available. In these circumstances, Vernalis would also need to seek alternative sources of funding to ensure the continuation of its business. The directors would therefore immediately pursue other strategic options, which could include securing alternative sources of funding from, for example, further collaborations with partners and the sale of part of Vernalis’ future royalties for frovatripan, although the terms under which such funds might be secured are likely to be disadvantageous. If Vernalis were unable to secure alternative sources of finance, adjustments would have to be made to reduce the balance sheet values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify fixed assets and long-term liabilities as current assets and liabilities.

New accounting standard

FRS 18 (Accounting policies) has been adopted in 2001, but this did not result in any change being made to the Vernalis Group’s accounting policies and estimates.

The Vernalis Group has adopted FRS19 (Deferred tax) during 2002. The adoption of FRS19 has had no impact on the figures in the current year figures, nor on prior periods.

Basis of consolidation

The consolidated profit and loss account and balance sheet include the accounts of Vernalis and all its subsidiary companies made up to the end of the financial period. Intercompany transactions are eliminated on consolidation and the consolidated accounts reflect external transactions only.

The identifiable assets and liabilities of subsidiaries accounted for under acquisition accounting principles are included in the consolidated balance sheet at their fair values at the date of acquisition. The results and cash flows of such subsidiaries are brought into the Vernalis Group accounts only from the date of acquisition.

The merger method of accounting is adopted by the Vernalis Group in respect of applicable business combinations.

Goodwill

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the underlying net assets acquired.

The goodwill arising is capitalised as an intangible asset or, when arising in respect of an associate or joint venture, is recorded as part of the related investment.

Goodwill is amortised on a straight-line basis from the time of acquisition over its estimated useful economic life.

If an undertaking is subsequently divested, the appropriate unamortised goodwill is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on disposal.

Other intangible assets

Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Provision is made for any impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.

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Fixed asset investments

Fixed asset investments are carried at cost less any provision for impairment.

Current asset investments

Current asset investments are valued at the lower of cost and net realisable value at the balance sheet date.

Tangible fixed assets

Tangible fixed assets are stated at historic cost less depreciation. Historic cost comprises the purchase price together with any incidental costs of acquisition. Depreciation is calculated to write off cost, less estimated residual values, of tangible fixed assets on a straight-line basis over their expected useful economic lives. The annual depreciation rate applied are as follows:

Leasehold improvements	20%
Fixtures and fittings	20%
Computer equipment	33 1 /3%
Laboratory equipment	20%

Stocks

Stocks are carried at the lower of cost and net realisable value.

Deferred taxation

Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events, that result in an obligation to pay more tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that it is considered more likely than not that they will be recoverable. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling on the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Differences arising due to exchange rate fluctuations are taken to the profit and loss account in the year in which they arise.

Research and development

Expenditure arising on these activities is written off as incurred except where assets are acquired or constructed in order to provide facilities for research and development over a number of years. These assets are capitalised and depreciated over their useful lives. Expenditure relating to clinical trials is accrued on a percentage of completion basis with reference to fee estimates with third parties.

Finance and operating leases

Costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the terms of the lease. Leasing agreements which transfer to Vernalis substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of both a capital and an interest element. The capital element is applied to reduce the outstanding obligations under the leasing commitments and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the relevant least term and the useful economic life of equivalent owned assets.

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Employee share ownership plan (ESOP) shares and save as you earn (SAYE) schemes

Shares held for the continuing benefit of Vernalis’ business under ESOP arrangements are included in the financial information of the Vernalis Group and Vernalis, in accordance with generally accepted accounting practices, and are classified as fixed assets and carried at cost less provisions for permanent diminution in value. Where the shares are conditionally gifted or put under option to employees at below their book value, the difference between book value and residual value (nil in the case of a gift, or the option price) is charged as an operating cost on a straight-line basis over a period ending on the date that the gift becomes unconditional or the option can be exercised. If the performance criteria are not met, then title of the share will not pass. Vernalis takes advantage of the exemption under UITF 17 in respect of SAYE schemes.

Financial instruments

Currently, the Vernalis Group does not enter into derivative financial instruments and has no financial liabilities other than finance leases, loans and trade creditors. Against the background financial assets and liabilities are recognised and cease to be recognised on the basis of when the related legal titles or obligations pass to or from the Vernalis Group. Financial assets and liabilities are shown at the lower of cost to the Vernalis Group and fair value, as determined by reference to the market value of the asset or liability.

Pensions

The Vernalis Group operates a defined contribution scheme. The assets of the scheme are held separately from those of the Vernalis Group in independently administered funds. Pension fund contributions are charged to the profit and loss account in the period in which payments are payable to the pension fund.

Turnover

Turnover, which excludes value added tax, represents the value of goods and services supplied. Non-refundable access fees, option fees and milestone payments received for participation by a third party in commercialisation of a compound are recognised when they become contractually binding provided there are no related commitments of the Vernalis Group and that recoverability is assured. Where there are related commitments, revenue is recognised on a percentage of completion basis in line with the actual levels of expenditure incurred in fulfilling these commitments. All other licence income and contract research fees are recognised over the accounting period to which the relevant services relate. Product sales are recognised on despatch to the customer.

Related party transactions

In accordance with FRS 8 ‘‘Related party disclosures’’, Vernalis discloses details of material transactions between the reporting entity and related parties. However, transactions between Vernalis and other Vernalis Group companies have not been disclosed, in accordance with the exemption in FRS 8 paragraph 3(a).

2.	Segmental analysis

The Vernalis Group presently operates one primary business, being the research and development of pharmaceutical products for a range of medical disorders. Turnover, loss on ordinary activities before taxation and net assets are wholly attributable to this activity and originate exclusively in the United Kingdom. A geographical analysis of turnover by destination according to the country of registration of the fee paying parties is set out below.

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	2002	2001	2000

	£’000	£’000	£’000

United Kingdom	—	—	304
Rest of Europe	5,882	13,828	2,624

	5,882	13,828	2,928

The Vernalis Group derives turnover from a variety of revenue streams including out-licensing agreements and sales of products. A split of turnover by type is given below.

	2002	2001	2000

	£’000	£’000	£’000

Products and sales	329	727	304
Royalties	734	—	—
Licence fees and other similar research related income	4,819	13,101	2,624

	5,882	13,828	2,928

3.	Group operating loss

	2002	2001	2000

	£’000	£’000	£’000

Group operating loss is stated after charging/(crediting):
Operating lease rentals:
Plant and machinery	46	53	188
Other (including land and buildings) (net of sublease income of £0.3 million (2001: £0.2 million; 2000: £Nil)	730	608	990
Loss/(profit) on disposal of fixed assets	1	(9)	6
Depreciation charge for the year:
Tangible owned fixed assets	741	650	1,058
Tangible fixed assets held under finance leases	340	308	238
Amortisation charge for the year
Goodwill	1,790	1,791	1,995
Other intangible assets	835	—	270
Exceptional redundancy costs (see below)	712	—	—
Auditors’ remuneration for:
Audit	90	70	79
Non-audit services (see below)	195	336	557
Net exchange differences on foreign currency borrowings less deposits	(14)	(3)	(46)

The exceptional redundancy cost of £0.7 million relates to the cost of a redundancy programme which was undertaken by Vernalis during October and November 2002.

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Non-audit services provided by PricewaterhouseCoopers, who were the auditors prior to the appointment of PricewaterhouseCoopers LLP, were as follows:

	2002	2001	2000

	£’000	£’000	£’000

SEC and UKLA regulatory work	123	247	370
Acquisition services	—	—	77
Taxation advice	72	53	98
Other	—	36	12

	195	336	557

4.	Directors’ emoluments

	2002	2001	2000

	£’000	£’000	£’000

Aggregate emoluments	1,241	1,015	1,451
Company pension contributions to money purchase scheme	47	42	98
Compensation to past Directors for loss of office	—	—	449

Vernalis pension contributions are in respect of two directors (2001: two directors and 2000: four directors)

The total gain on exercise of share options in the year by directors was £nil (2001: £35,789 and 2000: £161,868)

The aggregate remuneration paid to directors who served during 2002, including remuneration paid through subsidiaries of Vernalis, was as follows:

									Company
									pension
								Aggregate	contributions to
	Base	Supplementary	Total			Benefits		emoluments	money purchase
	salary	allowance(4)	salary	Bonuses(1)	Fees	in kind(5)		2002	schemes 2002

	£’000	£’000	£’000	£’000	£’000	£’000		£’000	£’000

Executive directors
R G Mansfield(a)	285.0	71.3	356.3	68.4	—	3.7		428.4	—
P B Worrall	152.0	38.0	190.0	31.9	—	1.6		223.5	—
C T Dourish	170.0	12.1	182.1	35.7	—	6.6	(2)	224.4	25.4	(3)
J B Hutchison	150.0	15.7	165.7	31.5	—	1.6		198.8	21.8	(3)
Non-executive directors	—	—	—
G M Kennedy	—	—	—	—	55.0	—		55.0	—
Sir William Asscher(b)	—	—	—	—	24.8	—		24.8	—
P R Read	—	—	—	—	33.0	—		33.0	—
M E Jaffe	—	—	—	—	33.0	—		33.0	—
C C Ferguson(c)	—	—	—	—	19.7	—		19.7	—

	757.0	137.1	894.1	167.5	165.5	13.5		1,240.6	47.2

(a)	Robert Mansfield was the highest paid director in each year.

(b)	Sir William Asscher resigned from the board on 24 May 2002. His remuneration in 2002 is shown from 1 January

(c)	Carol Ferguson was appointed to the board on 24 May 2002. Her remuneration is 2002 is shown from the date of her appointment.

Notes

1)	Represents amounts accrued but not yet paid with respect to the year ended 31 December 2002. No bonus for this period has yet been declared by the Vernalis remuneration committee.

2)	This figure includes the benefit in respect of a company car provided to Dr Colin Dourish in his previous capacity as a director of VRL, which he retained during part of 2002.

3)	This amount relates to total contributions paid by Vernalis Group companies to the personal pension schemes of Dr Colin Dourish and Dr John Hutchison.

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4)     Supplementary allowances are paid to directors to contribute towards personal pension schemes (unless paid for directly by Vernalis) and company cars.

5)     Benefits in kind include the provision of medical insurance for all directors and, in addition, the provision of fuel for Robert Mansfield.

Robert Mansfield resigned as Chief Executive Officer on 20 March 2003 and, by agreement with the board, left Vernalis’ employment with effect from that date. He received a payment in lieu of notice in accordance with his contractual entitlement.

The aggregate remuneration paid to directors who served during 2001, including remuneration paid through subsidiaries of Vernalis, was as follows:

		Base	Supplementary					Benefits		Total
		salary	allowance	(4)	Bonuses	(1)	Fees	in kind	(5)	2001	Pension

		£’000	£’000		£’000		£’000	£’000		£’000	£’000

Executive directors
R G Mansfield	(a)	271.5	72.0		—		—	3.8		347.3	—
C T Dourish		154.0	5.3		—		—	13.2	(2)	172.5	21.6	(3)
J B Hutchison		144.0	14.8		—		—	1.5		160.3	20.5	(3)
P B Worrall		144.5	40.2		—		—	1.5		186.2	—
Non-Executive directors
G M Kennedy		—	—		—		55.0	—		55.0	—
Sir William Asscher		—	—		—		31.3	—		31.3	—
M E Jaffe		—	—		—		28.0	—		28.0	—
P R Read		—	—		—		32.3	—		32.3	—
J L Curnock Cook	(b)	—	—		—		2.1	—		2.1	—

		714	132.3		—		148.7	20.0		1,015.0	42.1

(a)     Robert Mansfield was the highest paid director in each year.

(b)     Jeremy Curnock Cook resigned from the board on 15 February 2001. His remuneration in 2001 is shown from 1 January 2001 until this date.

Notes

1)     The Vernalis board has decided not to declare the payment of a bonus, despite the achievement of key corporate objectives during the period. In reaching its decision, the Vernalis board took into account Vernalis’ financial position and the adverse market conditions affecting the biotechnology sector generally.

2)     This figure includes the benefit in respect of a company car provided to Dr Colin Dourish in his previous capacity as a director VRL, which he retained during 2001.

3)     This amount relates to total contributions paid by Vernalis Group companies to Dr Colin Dourish’s and Dr John Hutchison’s personal pension scheme.

4)     Supplementary allowances are paid to directors to contribute towards personal pension schemes (unless paid for directly by the Company) and Company cars.

5)     Benefits in kind include the provision of medical insurance for all directors and, in addition, the provision of fuel for Robert Mansfield.

The aggregate remuneration paid to directors who served during 2000, including remuneration paid through subsidiaries of Vernalis, was as follows:

		Base salary	Supplementary allowance	(4)	Bonuses	(1)	Fees	Compensation for loss of office	Benefits in kind	(6)	Total 2000	Pension

		£’000	£’000		£’000		£’000	£’000	£’000		£’000	£’000

Executive directors
R G Mansfield	(a)	253.6	63.4		66.7		—	—	2.4		386.1	46.8	(5)
G Acton	(c)	38.9	9.7		19.4		—	238.3	1.4		307.7	—
N J Heightman	(d)	45.1	11.3		21.9		—	—	0.8		79.1	—
P B Worrall		133.9	33.5		23.0		—	—	1.4		191.8	39.4	(5)
S C Cartmell	(e)	87.4	21.8		22.4		—	210.2	1.4		343.2	—
C T Dourish		137.6	17.0		49.0		—	—	11.0	2	214.6	6.6	(3)
J B Hutchison	(f)	116.1	23.2		34.1		—	—	1.3		174.7	5.6	(3)

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								Compensation
		Base	Supplementary					for loss of	Benefits		Total
		salary	allowance	(4)	Bonuses	(1)	Fees	office	in kind	(6)	2000	Pension

		£’000	£’000		£’000		£’000	£’000	£’000		£’000	£’000

Non-Executive directors
G M Kennedy	(g)	—	—		—		34.0	—	—		34.0	—
Sir William Asscher		—	—		—		32.1	—	—		32.1	—
J L Curnock Cook	(h)	—	—		—		31.6	—	—		31.6	—
P R Read		—	—		—		32.6	—	—		32.6	—
M E Jaffe		—	—		—		27.8	—	—		27.8	—
R W Brimblecombe	(b)	—	—		—		43.9	—	—		43.9	—
Non-Executive directors
who retired in
previous years		—	—		—		—	—	—		—	—

		812.6	179.9		236.5		202.0	448.5	19.7		1,899.2	98.4

(a)     Robert Mansfield was the highest-paid director in each year.

(b)     Roger Brimblecombe became Non-Executive Chairman on 28 May 1999 having previously served as Executive Chairman. His remuneration as an Executive Director in 1999 represents his salary and other benefits from 1 January 1999 until the date of his appointment as Non-Executive Chairman. He stepped down as Non-Executive Chairman and resigned from the board on 19 May 2000.

(c)     Gary Acton resigned from the board on 6 April 2000. His remuneration represents his salary and other benefits including compensation for loss of office from 1 January 2000 until this date.

(d)     Nick Heightman resigned from the board on 19 May 2000. His remuneration represents his salary and other benefits from 1 January 2000 until this date.

(e)     Simon Cartmell resigned from the board on 12 July 2000. His remuneration represents his salary and other benefits including compensation for loss of office from 1 January 2000 until this date.

(f)     Dr John Hutchison was appointed to the board on 14 February 2000. His remuneration is shown from the date of his appointment.

(g)     George Kennedy was appointed to the board as Non-Executive Chairman on 19 May 2000. His remuneration is shown from the date of his appointment.

(h)     Until 31 July 2000 Jeremy Curnock Cook’s fees were paid to Rothschild Asset Management Limited. Thereafter they were paid to Jeremy Curnock Cook directly. Jeremy Curnock Cook resigned from the board on 15 February 2001.

Notes

1)     Until 31 March 2000, the Vernalis Group’s bonus year ran from 1 April to 31 March. It has subsequently been moved onto a calendar year basis, in line with the Vernalis Group’s fiscal year. Amounts shown in relation to fiscal 2000 also include aggregate bonuses of £104,997 in respect of the period April to December 1999, which had not been determined at the time of publication of the 1999 annual report.

2)     This figure includes the benefit in respect of a company car provided to Dr Colin Dourish in his previous capacity as a director of VRL, which he retained during 2000.

3)     This amount relates to total contributions paid by Vernalis Group companies to Dr Colin Dourish’s and Dr John Hutchison’s personal pension schemes.

4)     Supplementary allowances are paid to directors to contribute towards personal pension schemes (unless paid for directly by the Company) and Company cars.

5)     Robert Mansfield and Peter Worrall have waived their rights to part or all of their bonus entitlement, and the Vernalis Group is making a contribution of an equivalent amount into a personal pension account of the directors’ choice.

6)     Benefits in kind include the provision of medical insurance for all directors and, in addition, the provision of fuel for Robert Mansfield.

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The directors who held office at 31 December 2002, 31 December 2001 and 31 December 2000 had the following interests in the ordinary shares of Vernalis which are beneficial interests unless otherwise stated:

	Number of ordinary shares

	31 December 2002	31 December 2001	31 December 2000

R G Mansfield(a)	376,823	376,823	358,823
C T Dourish	77,061	77,061	74,171
J B Hutchison(b)	24,467	24,467	19,467
P B Worrall	37,320	17,320	9,320
G M Kennedy	20,000	20,000	10,000
Sir William Asscher(b)	—	1,161	1,161
P R Read	3,000	3,000	3,000
M E Jaffe	5,000	5,000	5,000
C C Ferguson(b)	19,000	—	—

(a)     Includes the holdings of the individual’s wife and those of his children under the age of 18.
(b)     Shares held by nominee.

On 1 April 2003, the number of shares in which Peter Worrall had a beneficial interest increased to 67,320 as a result of the vesting of 30,000 shares awarded to him under the Vernalis Restricted Share Scheme. Otherwise, for current directors, there has been no change in the interests set out above between 31 December 2002 and the date of this report.

The interests of directors in options over ordinary shares during the 2002 were as follows:

		At	Granted/	Lapsed/	At
	Date of	1 January	(exercised)	cancelled	31 December	Option				Performance
	grant	2002	in the year	in the year	2002	price		Earliest	Latest	criteria

R G Mansfield
(a)	02.12.94	101,964	—	—	101,964	59	p	02.12.97	01.12.04	None
(b)	09.10.95	254,910	—	(254,910)	—	118	p	09.10.96	08.10.02	None
(b)	12.09.96	81,571	—	—	81,571	462	p	12.09.99	11.09.03	(ii)
(c)	01.07.99	6,545	—	(6,545)	—	148	p	01.07.02	31.12.02	N/a
(b)	07.07.00	124,000	—	—	124,000	216	p	07.07.03	06.07.10	(iii)
(b)	09.07.01	145,000	—	—	145,000	221	p	09.07.04	08.07.11	(iii)
(b)	02.04.02	—	150,000	—	150,000	145	p	02.04.05	01.04.12	(iii)

		713,990	150,000	(261,455)	602,535

P B Worrall
(a)	07.04.94	50,982	—	—	50,982	59	p	07.04.97	06.04.04	None
(a)	02.12.94	50,982	—	—	50,982	59	p	02.12.97	01.12.04	None
(b)	09.10.95	50,982	—	(50,982)	—	118	p	09.01.96	08.10.02	None
(b)	12.09.96	25,712	—	—	25,712	462	p	12.09.99	11.09.03	(ii)
(b)	07.03.97	5,098	—	—	5,098	669	p	07.03.00	06.03.04	(ii)
(c)	01.07.99	6,545	—	(6,545)	—	148	p	01.07.02	31.12.02	n/a
(b)	07.07.00	53,500	—	—	53,500	216	p	07.07.03	06.07.10	(iii)
(b)	09.07.01	62,000	—	—	62,000	221	p	09.07.04	08.07.11	(iii)
(b)	02.04.02	—	75,000	—	75,000	145	p	02.04.05	01.04.12	(iii)

		305,801	75,000	(57,527)	323,274

M E Jaffe
(d)	01.05.96	10,196	—	—	10,196	118	p	01.05.99	30.04.03	None

C T Dourish
(a)	20.03.00	11,881	—	—	11,881	252.5	p	20.03.03	19.03.10	(ii)
(b)	20.03.00	38,119	—	—	38,119	252.5	p	20.03.03	19.03.10	(ii)
(b)	07.07.00	53,500	—	—	53,500	216	p	07.07.03	06.07.10	(ii)
(b)	09.07.01	62,000	—	—	62,000	221	p	09.07.04	08.07.11	(iii)
(c)	01.12.01	3,443	—	—	3,443	98	p	01.12.06	31.05.07	n/a
(b)	02.04.02	—	75,000	—	75,000	145	p	02.04.05	01.04.12	(iii)

		168,943	75,000	—	243,943

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		At	Granted/	Lapsed/	At
	Date of	1 January	(exercised)	cancelled	31 December	Option				Performance
	grant	2002	in the year	in the year	2002	price		Earliest	Latest	criteria

J B Hutchison
(a)	20.03.00	11,881	—	—	11,881	252.5	p	20.03.03	19.03.10	(ii)
(b)	20.03.00	38,119	—	—	38,119	252.5	p	20.03.03	19.03.10	(ii)
(b)	07.07.00	53,500	—	—	53,500	216	p	07.07.03	06.07.10	(iii)
(c)	25.05.00	4,795	—	—	4,795	202	p	25.05.03	24.11.03	n/a
(b)	09.07.01	62,000	—	—	62,000	221	p	09.07.04	08.07.11	(iii)
(b)	02.04.02	—	50,000	—	50,000	145	p	02.04.12	01.04.12	(iii)

		170,295	50,000	—	220,295

Total		1,369,225	350,000	(318,982)	1,400,243

(a)	Granted under an Inland Revenue approved discretionary option scheme.
(b)	Granted under an unapproved discretionary share option scheme.
(c)	Granted under an Inland Revenue approved savings-related share option scheme.
(d)	Granted under an individual option instrument.

All options will be exercisable from the dates stated above, subject to them satisfying the relevant performance criteria.

No directors exercised any options during the period from 1 January 2003 to the date of this report.

On 3 January 2003, the following options over ordinary shares were granted to the executive directors under the discretionary executive share option scheme at an exercise price of 102.5 pence per share.

R G Mansfield	150,000
P B Worrall	100,000
C T Dourish	80,000
J B Hutchison	100,000

In addition to the interests set out above, certain executive directors are discretionary benefi-ciaries under the terms of the Vernalis Group plc Employee Share Trust, a discretionary trust established for the benefit of employees of the Vernalis Group. At 31 December 2002, the Trust held 130,554 ordinary shares (31 December 2001: 143,191).

The participation of directors in the Vernalis Restricted Share Scheme (RSS) during 2002 was as follows:

	Number of shares notionally awarded at 1 January 2002	Awarded in the year	Vested in the year	Potential interest in shares at 31 December 2002	Share price at date of notional award		Charged to profit and loss in the year	Earliest vesting date	Latest vesting date

R G Mansfield	22,432	—	—	22,432	467	p	—	17.10.00	16.10.04
	18,000	—	—	18,000	232	p	—	15.10.01	14.10.05
	25,000	—	—	25,000	185	p	—	12.03.02	11.03.06
P B Worrall	7,137	—	—	7,137	467	p	—	17.10.00	16.10.04
	9,000	—	—	9,000	232	p	—	15.10.01	14.10.05
	30,000	—	—	30,000	185	p	—	12.03.02	11.03.06

Total directors	111,569	—	—	111,569

Awards under the RSS were granted for nil consideration at the discretion of the Trustees of the scheme on the recommendation of Vernalis’ remuneration committee.

The awards vest following a three-year period subject to the attainment of performance criteria related to stock prices. In order to vest, the percentage increase in Vernalis’ share price must equal or exceed the percentage increase in the FTSE Pharmaceuticals Index. If this condition is not met, it can be re-tested on a daily basis for a further four years and the award will vest immediately once the performance condition is met. After seven years from the date of allocation, these share awards will lapse unless the performance condition is met.

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Use of the RSS for new awards was discontinued following the annual general meeting on 19 May 2000. Following the resignation of Robert Mansfield as director on 20 March 2003, at the discretion of the Remuneration Committee, all shares notionally awarded to Robert Mansfield under the RSS were transferred to him immediately.

On 1 April 2003, the Remuneration Committee confirmed the vesting of 30,000 shares awarded to Peter Worrall in March 1999. Title to these shares was transferred to Mr Worrall on the same date.

The interests in options over ordinary shares during 2001 were as follows:

		At		Granted/		Lapsed/	At			Exercise dates
		1 January		(exercised)		cancelled	31 December	Option
		2001		in the year		in the year	2001	price		Earliest	Latest

R G Mansfield	(a)	101,964	(2)	—		—	101,964	59	p	02.12.97	01.12.04
	(b)	[101,964	](2)	—		[(101,964)]	—	59	p
	(b)	254,910		—		—	254,910	118	p	09.10.06	08.10.02
	(b)	305,892		—		(305,892)	—	441	p
	(b)	81,571		—		—	81,571	462	p	12.09.99	11.09.03
	(c)	6,545		—		—	6,545	148	p	01.07.02	31.12.02
	(b)	124,000				—	124,000	216	p	07.07.03	06.07.10
	(b)	—		145,000		—	145,000	221	p	09.07.04	08.07.11

		874,882		145,000		(305,892)	713,990

P B Worrall	(a)	50,982		—		—	50,982	59	p	07.04.97	06.04.04
	(a)	50,982		—		—	50,982	59	p	02.12.97	01.12.04
	(b)	50,982		—		—	50,982	118	p	09.01.96	08.10.02
	(b)	101,964		—		(101,964)	—
	(b)	25,712		—		—	25,712	462	p	12.09.99	11.09.03
	(b)	5,098		—		—	5,098	669	p	07.03.00	06.03.04
	(c)	6,545		—		—	6,545	148	p	01.07.02	31.12.02
	(b)	53,500		—		—	53,500	216	p	07.07.03	06.07.10
	(b)	—		62,000		—	62,000	221	p	09.07.04	08.07.11

		345,765		62,000		(101,964)	305,801

Sir William Asscher	(d)	30,589		(30,589)	(1)	—	—	118	p	19.02.99	18.02.03

		30,589		(30,589)		—	—

M E Jaffe		10,196		—		—	10,196	118	p	01.05.99	30.04.03

		10,196		—		—	10,196

C T Dourish	(a)	11,881		—		—	11,881	252.5	p	20.03.03	19.03.10
	(b)	38,119		—		—	38,119	253.5	p	20.03.03	19.03.10
	(b)	53,500		—		—	53,500	216	p	03.07.03	08.11.11
	(c)	8,353		—		(8,353)	—	202	p	25.05.03	24.11.03
	(b)	—		62,000		—	62,000	221	p	09.07.04	08.07.11
	(c)	—		3,443		—	3,443	98	p	01.12.06	31.05.07

		111,853		—		(8,353)	168,943

J B Hutchison	(a)	11,881		—		—	11,881	252.5	p	20.03.03	19.03.10
	(b)	38,119		—		—	38,119	252.5	p	20.03.03	19.03.10
	(b)	53,500		—		—	53,500	216	p	07.07.03	06.07.10
	(c)	4,795		—		—	4,795	202	p	25.05.03	24.11.03
	(b)	—		62,000		—	62,000	221	p	09.07.04	08.07.11

		108,295		62,000		—	170,295

		1,481,580		303,854		(416,209)	1,369,225

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No directors exercised any options during the period from 1 January 2002 to the date of this report.

Options over ordinary shares held by Founders, employees, former employees and advisers of the Vernalis Group (excluding Executive directors’ interests) at 31 December 2001 were as follows:

		Ordinary			Exercise dates
		shares	Option
		under option	price		Earliest	Latest

Discretionary schemes (pre-flotation)	(d)	20,393	59	p	05.01.96	04.01.02
	(d)	91,767	118	p	03.11.96	02.11.02
	(d)	45,885	118	p	19.02.97	18.02.03
	(b)	101,964	118	p	01.05.99	30.04.03
	(d)	20,392	118	p	01.05.99	30.04.03
Discretionary schemes (post-flotation)	(b)	101,964	441	p	01.05.97	30.04.02
	(a)	6,494	462	p	12.09.99	11.09.06
	(b)	44,930	462	p	12.09.99	11.09.03
	(b)	5,098	669	p	07.03.00	06.03.04
	(a)	21,010	467	p	17.10.00	16.10.07
	(b)	9,581	467	p	17.10.00	16.10.04
	(a)	10,453	550	p	20.03.01	19.03.08
	(b)	1,547	550	p	20.03.01	19.03.05
	(b)	31,375	232	p	15.10.01	14.10.08
	(b)	34,000	185	p	12.03.02	11.03.09
	(a)	11,881	252.5	p	20.03.03	19.03.10
	(b)	28,119	252.5	p	20.03.03	19.03.10
	(a)	4,000	222	p	20.04.03	19.04.10
	(a)	253,630	216	p	07.07.03	06.07.10
	(b)	43,120	216	p	07.07.03	06.07.10
	(a)	11,111	270	p	15.12.03	14.12.10
	(b)	33,889	270	p	15.12.03	14.12.10
	(a)	23,961	228	p	26.03.04	25.03.11
	(b)	1,589	228	p	26.03.04	25.03.11
	(a)	10,676	281	p	01.05.04	30.04.11
	(b)	14,324	281	p	01.05.04	30.04.11
	(a)	11,905	252	p	29.05.04	28.05.11
	(b)	25,095	252	p	29.05.04	28.05.11
	(b)	50,000	240	p	11.06.04	10.06.11
	(a)	64,000	221	p	09.07.04	08.07.11
	(b)	164,726	221	p	09.07.04	08.07.11
	(a)	11,750	98	p	24.09.04	23.09.11
	(c)	24,554	148	p	01.07.02	31.12.02
	(c)	46,319	202	p	25.05.03	24.11.03
	(c)	18,042	202	p	25.05.05	24.11.05
	(c)	80,860	98	p	01.12.04	31.05.05
	(c)	11,017	98	p	01.12.06	31.05.07

Total		1,491,421

a)	Granted under an Inland Revenue approved discretionary option scheme.

b)	Granted under an unapproved discretionary share option scheme.

c)	Granted under an Inland Revenue approved savings-related share option scheme.

d)	Granted under an individual option instrument.

(1)	The market price on the date of exercise was 235p.

(2) Denotes parallel options granted under both an Inland Revenue approved scheme and an unapproved scheme. Option holders may elect to exercise an option under either the approved or the unapproved scheme, at which time the parallel option under the alternative scheme lapses.

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Subsequent to the year end, on 2 April 2002, the following options over ordinary shares were granted to the Executive directors under the discretionary executive share option scheme at an exercise price of 145 pence:

R G Mansfield	150,000
P B Worrall	75,000
C T Dourish	75,000
J B Hutchison	50,000

On the same date a total of 376,000 options over ordinary shares were granted under this scheme to employees of Vernalis Group companies at an exercise price of 145 pence.

In addition to the interests set out above, certain Executive directors are discretionary benefi-ciaries under the terms of the Vernalis Group plc Employee Share Trust, a discretionary trust established for the benefit of employees of the Vernalis Group. At 31 December 2001 the Trust held 143,191 ordinary shares (31 December 2000: 157,191).

The participation of directors and other senior management in the Vernalis Restricted Share Scheme during 2001 was as follows:

	Number of shares notionally awarded at 01.01.01	Vested in the year	Potential interest in shares at 31.12.01	Share price at date of notional award		Charged to profit and loss in the year £	Earliest vesting date

R G Mansfield	22,432	—	22,432	467	p	1,400	17.10.00
	18,000	—	18,000	232	p	20.250	15.10.01
	25,000	—	25,000	185	p	34,063	12.03.02
N J Heightman	7,137	(7,000)	137	467	p	447	17.10.00
	7,000	(7,000)	—	232	p	7,875	15.10.01
	12,500	—	12,500	185	p	22,656	12.03.02
P B Worrall	7,137	—	7,137	467	p	447	17.10.00
	9,000	—	9,000	237		10,125	15.10.01
	30,000	—	30,000	185	p	40,875	12.03.02

Total directors	138,206	(14,000)	124,206			138,138
Unallocated shares	18,985	—	18,985			1,362

Total	157,191	(14,000)	143,191			139,500

These shares vest following a three-year period subject to the attainment of performance criteria related to stock prices. In order to vest the percentage increase in Vernalis’ share price since the allocation date must equal or exceed the percentage increase in the FTSE Pharmaceuticals Index over a seven-year period from the allocation date.

The middle market price of the ordinary shares on 31 December 2001 was 200 pence. The high and low market prices during the year were 300 pence and 87.5 pence respectively.

Apart from the interests disclosed above, no directors were interested at any time during the financial year to 31 December 2001 in the share capital of Vernalis or of any other companies in the Vernalis Group.

On 22 March 2001, Robert Mansfield and Peter Worrall each purchased 8,000 ordinary shares.

Each Executive Director is also a discretionary beneficiary under the terms of the Vernalis Group plc Employee Share Trust, a discretionary trust established for the benefit of employees of the Vernalis Group. At 31 December 2000 the Trust held 157,191 ordinary shares (31 December 1999: 282,828).

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Participation in long-term incentive schemes   The interests of directors in options over ordinary shares during 2000 were as follows:

		At 1 January 2000	Granted/ (exercised) in the year	Lapsed/ cancelled in the year	At 31 December 2000	Option price		Exercise dates

								Earliest	Latest

R G Mansfield	(a)	101,964	—	—	101,964	59	p	02.12.97	01.12.04
	(b)	(101,964)	—	—	(101,964)	59	p	02.12.95	01.12.01
	(b)	254,910	—	—	254,910	118	p	09.10.96	08.10.02
	(b)	305,892	—	—	305,892	441	p	01.05.97	30.04.03
	(b)	81,571	—	—	81,571	462	p	12.09.99	11.09.03
	(c)	1,984	—	(1,984)	—	491	p	01.07.99	31.12.99
	(c)	6,545	—	—	6,545	148	p	01.07.02	31.12.02
	(b)	—	124,000	—	124,000	216	p	07.07.03	06.07.10

		752,866	124,000	(1,984)	874,882

G Acton	(a)	101,964	—	—	101,964	118	p	13.06.98	12.06.05
	(b)	(101,964)	—	—	(101,964)	118	p	13.06.96	12.06.02
	(b)	101,964	—	—	101,964	441	p	01.05.97	30.04.02
	(b)	25,712	—	—	25,712	462	p	12.09.99	11.09.03
	(c)	1,984	—	(1,984)	—	491	p	01.07.99	31.12.99
	(b)	5,098	—	—	5,098	669	p	02.03.00	06.03.04
	(c)	6,545	—	—	6,545	148	p	01.07.02	31.12.02

		243,267	—	(1,984)	241,283

R W Brimblecombe	(d)	20,393	(20,393)	—	—	10	p	05.08.94	04.08.00
	(d)	30,589	(30,589)	—	—	59	p	05.01.96	04.01.02
	(d)	50,982	(50,982)	—	—	118	p	19.02.97	18.02.03
	(d)	25,491	(25,491)	—	—	118	p	19.02.97	18.02.03
	(a)	6,494	—	—	6,494	462	p	12.09.99	11.09.06
	(b)	19,048	—	—	19,048	462	p	12.09.99	11.09.03

		152,997	(127,455)	—	25,542

N J Heightman	(b)	101,964	—	—	101,964	118	p	01.05.99	30.04.03
	(a)	6,494	—	—	6,494	462	p	12.09.99	11.09.06
	(b)	19,218	—	—	19,218	462	p	12.09.99	11.09.03
	(c)	6,545	—	—	6,545	148	p	01.07.02	31.12.02

		134,221	—	—	134,221

P B Worrall	(a)	50,982	—	—	50,982	59	p	07.04.97	06.04.04
	(a)	50,982	—	—	50,982	59	p	02.12.97	01.12.04
	(b)	50,982	—	—	50,982	118	p	09.10.96	08.10.02
	(b)	101,964	—	—	101,964	441	p	01.05.97	30.04.03
	(b)	25,712	—	—	25,712	462	p	12.09.99	11.09.03
	(c)	1,984	—	(1,984)	—	491	p	01.07.99	31.12.99
	(b)	5,098	—	—	5,098	669	p	07.03.00	06.03.04
	(c)	6,545	—	—	6,545	148	p	01.07.02	31.12.02
	(b)	—	53,500	—	53,500	216	p	07.07.03	06.07.10

		294,249	53,500	(1,984)	345,765

		At 1 January 2000	Granted/ (exercised) in the year	Lapsed/ cancelled in the year	At 31 December 2000	Option price		Exercise dates

								Earliest	Latest

S C Cartmell	(c)	6,545	—	(6,545)	—	148	p	01.07.02	31.12.02

Sir William Asscher	(d)	30,589	—	—	30,589	118	p	19.02.99	18.02.03

M E Jaffe	(d)	10,196	—	—	10,196	118	p	01.05.99	30.04.03

C T Dourish	(a)	—	11,881	—	11,881	252.5	p	20.03.03	19.03.10

	(b)	—	38,119	—	38,119	252.5	p	20.03.03	19.03.10
	(b)	—	53,500	—	53,500	216	p	07.07.03	06.07.10
	(c)	—	8,353	—	8,353	202	p	25.05.03	24.11.03

		—	111,853	—	111,853

J B Hutchison	(a)	—	11,881	—	11,881	252.5	p	20.03.03	19.03.10
	(b)	—	38,119	—	38,119	252.5	p	20.03.03	19.03.10
	(b)	—	53,500	—	53,500	216	p	07.07.03	06.07.10
	(c)	—	4,795	—	4,795	202	p	25.05.03	24.11.03

		—	108,295	—	108,295

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No director exercised any options during the period from 1 January 2001 to the date of this report.

Options over ordinary shares held by founders, employees, former employees and advisers of the Vernalis Group at 31 December 2000 were as follows:

		Ordinary shares under option	Option price		Exercise dates

					Earliest	Latest

Discretionary schemes (pre-flotation)	(d)	20,393	59	p	05.01.96	04.01.02
	(a)	4,079	59	p	02.12.97	01.12.04
	(a)	3,059	118	p	13.06.98	12.06.05
	(b)	66,277	118	p	09.10.98	8.10.02
	(d)	152,945	118	p	03.11.96	02.11.02
	(b)	13,255	118	p	25.01.99	24.01.03
	(d)	76,475	118	p	19.02.97	18.02.03
	(b)	3,059	118	p	01.05.99	30.04.03
	(d)	20,392	118	p	01.05.99	30.04.03

		Ordinary shares under option	Option price		Exercise dates

					Earliest		Latest

Discretionary Schemes (post-flotation)	(a)	23,097	462	p	12.09.99		11.09.06
	(a)	8,028	669	p	07.03.00		06.03.07
	(b)	27,860	669	p	07.03.00		06.03.04
	(a)	47,129	467	p	17.10.00	(4)	16.10.07
	(b)	13,645	467	p	10.10.00	(4)	16.10.04
	(a)	23,413	550	p	20.03.01	(4)	19.03.08
	(b)	8,687	550	p	20.03.01	(4)	19.03.05
	(b)	91,125	232	p	15.10.01	(4)	14.10.08
	(b)	98,900	185	p	12.03.02	(4)	11.03.09
	(a)	14,000	236	p	17.09.02	(4)	16.09.09
	(a)	23,762	252.5	p	20.03.03		19.03.10
	(b)	46,238	252.5	p	20.03.03		19.03.10
	(a)	4,000	222	p	20.04.03		19.04.10
	(a)	298,068	216	p	07.07.03		06.07.10
	(b)	77,344	216	p	07.07.03		06.07.10
	(a)	11,111	270	p	15.12.03		14.12.10
	(b)	63,889	270	p	15.12.03		14.12.10

Savings-related scheme	(c)	1,329	440	p	01.06.01		30.11.01
	(c)	138,932	148	p	01.07.02	(4)	31.12.02
	(c)	11,402	148	p	01.07.04		31.12.04
	(c)	93,691	202	p	25.05.03		24.11.03
	(c)	25,431	202	p	25.05.03		24.11.03

(a)	Granted under an Inland Revenue-approved discretionary option scheme.

(b)	Granted under an unapproved discretionary share option scheme.

(c)	Granted under an Inland Revenue-approved savings-related share option scheme.

(1)	The market price on the date of exercise was 132.50p.

(2)	The market price on the date of exercise was 229p.

(3)	Denotes parallel options granted under both an Inland Revenue-approved scheme and an unapproved scheme. Option holders may elect to exercise an option under either the approved or the unapproved scheme, at which time the parallel option under the alternative scheme lapses.

(4)	A limited number of shares under option relating to employees who have left Vernalis as part of the rationalisation are exercisable from the date of departure from Vernalis.

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The participation of directors and other senior management in the Vernalis Restricted Share Scheme during 2001 was as follows:

	Number of shares notionally awarded at 01.01.01	Awarded in the year	Vested in the year	Lapsed in the year	Potential interest in shares at 31.12.01	Share price at date of notional award		Charged to profit and loss in the year £	Earliest vesting date

R G Mansfield	22,432	—	—	—	22,432	467	p	25,236	17.10.00
	18,000	—	—	—	18,000	232	p	27,000	15.10.01
	25,000	—	—	—	25,000	185	p	37,500	12.03.02
G Acton	7,137	—	(7,137)	—	—	467	p	7,725	17.10.00
	9,000	—	(9,000)	—	—	232	p	23,625	15.10.01
	30,000	—	(30,000)	—	—	185	p	99,375	12.03.02
N J Heightman	7,137	—	—	—	7,137	467	p	8,029	17.10.00
	7,000	—	—	—	7,000	232	p	10,500	15.10.01
	12,500	—	—	—	12,500	185	p	18,750	12.03.02
P Worrall	7,137	—	—	—	7,137	467	p	8,029	17.10.00
	9,000	—	—	—	9,000	232	p	13,500	15.10.01
	30,000	—	—	—	30,000	185	p	45,000	12.03.02
S C Cartmell	30,000	—	(30,000)	—	—	203	p	82,500	26.10.01
	12,500	—	(12,500)	—	—	185	p	41,406	12.03.02

Total directors	226,843	—	(88,637)	—	138,206			448,175
Other Executives	7,000	—	(7,000)	—	—	232	p	18,375	15.10.01
	30,000	—	(30,000)	—	—	185	p	99,375	12.03.02

Total	263,843	—	(125,637)	—	138,206			565,925

*	It was resolved to transfer title to these shares to the individuals concerned following their resignation as directors of Vernalis Group companies.

The middle-market price of the ordinary shares on 31 December 2000 was 300p. The high and low market prices during the year were 344p and 130p respectively.

Apart from the interests disclosed above or elsewhere in this circular, no directors were interested at any time during the financial year to 31 December 2000 in the share capital of Vernalis or of any other companies in the Vernalis Group.

Except as disclosed above, there have been no changes in the interests of the directors in ordinary shares of Vernalis between 31 December 2000 and the date of this report.

5.	Employee information

	2002	2001	2000

	£’000	£’ 000	£’ 000

The costs of employing staff, including executive directors were:
Wages and salaries	6,472	6,229	8,690
Social security costs	714	639	838
Other pension costs	390	302	187

	7,576	7,170	9,715

The average weekly number of employees (including directors) during the period was:
Management	5	5	8
Technical	96	101	107
Administration	25	24	19

	126	130	134

6.	Profit on disposal of associate and costs of restructuring

On 6 December 2000 Vernalis Group plc sold its holding in the equity share capital of its associated undertaking Cancer Research Ventures Limited. The profit arising on disposal of £0.737 million in 2000 represents the difference between the book value of the investment at that date and the cash consideration received.

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The costs of restructuring of £2,609 million in 2000 relate to a fundamental reorganisation of the Vernalis Group’s operations arising from a change in strategic focus to disorders of the central nervous system. They include costs associated with the integration of Vernalis’ operations into the Winnersh site, the closure of its Guildford premises and the related redundancy programme, which was initiated in May 2000.

7.	Interest receivable and similar income

	2002	2001	2000

	£’000	£’000	£’000

Bank and current asset investments	592	833	1,401
Exchange gains on other creditors (see note 18)	1,541	—	—

	2,133	833	1,401

8.	Interest payable and similar charges

	2002	2001	2000

	£’000	£’000	£’000

On finance leases	81	116	28
On convertible loan (note 19)	287	—	—
On other loan (note 17)	188	491	11

	556	607	39

9.	Tax on loss on ordinary activities

	2002	2001	2000

	£’000	£’000	£’000

Corporation tax research and development credit:
Current year at 30% (2001: 30%)	1,978	1,437	1,719
Adjustment in respect of prior years	51	(146)	—

	2,029	1,291	1,719

The Vernalis Group is entitled to claim tax credits for certain research and development expenditure. The amount included in the financial information for the year ended 31 December 2002 of £2.029 million (2001: £1.291 million and 2000: £1.719 million) represents the credit receivable by the Vernalis Group.

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The tax assessed for the current year differs to the standard rate of corporation tax in the UK. The differences are explained below:

	2002	2001

	£’000	£’000

Loss on ordinary activities	(18,112)	(11,182)
Loss on ordinary activities before tax multiplied by the standard rate in the UK 30% (2001: 30%)	(5,434)	(3,355)
Effects of:
Depreciation for the period in excess of capital allowances	185	258
Expenses not deductable for tax purposes	920	602
R&D relief 50% mark up on expenses	(1,390)	(1,531)
Other timing differences	(15)	(62)
Change in rate in respect of R&D tax credits received	2,194	1,556
Prior year adjustment	(51)	(146)
Tax losses unutilised and carried forward to future periods	1,562	1,387

Tax credit for the year	(2,029)	(1,291)

10.	Loss for the financial year

As permitted by Section 230 of the Companies Act 1985, Vernalis’ profit and loss account has not been included in this financial information. Vernalis’ loss for the financial year was £48,248,000 (2001: £610,000 and 2000: £398,000) which includes an exceptional impairment charge against the carrying value of its investment in subsidiaries of £47,757,000 (2001 and 2000: £nil). See note 14.

11.	Basic loss and diluted loss per ordinary share

The basic loss per share has been calculated by dividing the loss for the year of £16.083 (2001: 9.891 million and 2000: £21.220 million) by the weighted average number of shares of 42.802 million in issue during the year ended 31 December 2002 (2001: 42.560 million and 2000: 40.169 million) excluding those held in the employee share trust (see note 14) which are treated as cancelled.

The Vernalis Group had no dilutive potential ordinary shares in either year which would serve to increase the loss per ordinary share. There is therefore no difference between the loss per ordinary share and the diluted loss per ordinary share.

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12.	Intangible assets

Vernalis Group	Goodwill	Other intangibles	Total

	£’000	£’000	£’000

Cost
At 1 January 2000	8,954	—	8,954
Additions	—	—	—

At 31 December 2000	8,954	—	8,954
Additions	—	17,177	17,177

At 31 December 2001	8,954	17,177	26,131
Additions	—	—	—

At 31 December 2002	8,954	17,177	26,131

Aggregate amortisation
At 1 January 2000	149	—	149
Charge for the year	1,791	—	1,791

At 31 December 2000	1,940	—	1,940
Charge for the year	1,791	—	1,791

At 31 December 2001	3,731	—	3,731
Charge for the year	1,790	835	2,625

At 31 December 2002	5,521	835	6,356

Net book amount
At 31 December 2000	7,014	—	7,014
At 31 December 2001	5,223	17,177	22,400
At 31 December 2002	3,433	16,342	19,775

The goodwill is being amortised on a straight-line basis over five years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

Other intangibles represents the capitalisation of payments conditionally due to GlaxoSmithKline plc (GSK) to buy out royalties due to GSK on sales of frovatriptan (note 18). These are being amortised from the date of launch of frovatriptan in June 2002 to the end of the patent life in 2014 which is considered by the directors to be the useful life of the asset.

The addition in 2000 relates to the acquisition of Cerexus (see note 14) and has been written off in full in the year of acquisition. The remaining goodwill is being amortised on a straight line basis over five years, being the period over which the Vernalis directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

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13.   Tangible fixed assets

		Fixtures
	Leasehold	and	Computer	Laboratory
Vernalis Group	improvements	fittings	equipment	equipment	Total

	£’000	£’000	£’000	£’000	£’000

Cost
At 1 January 2000	1,571	972	758	1,287	4,588
Additions	91	140	376	392	999
Disposals	(172)	(199)	—	—	(371)

At 31 December 2000	1,490	913	1,134	1,679	5,216

Additions	78	39	410	534	1,061
Disposals	(633)	(452)	—	—	(1,085)

At 31 December 2001	935	500	1,544	2,213	5,192

Additions	157	13	140	96	406
Disposals	—	—	(1)	(103)	(104)

At 31 December 2002	1,092	513	1,683	2,206	5,494

Aggregate depreciation
At 1 January 2000	474	401	469	38	1,382
Charge for the year	508	390	274	487	1,659
Disposals	(76)	(81)	—	—	(157)

At 31 December 2000	906	710	743	525	2,884

Charge for year	217	63	255	423	958
Disposals	(633)	(452)	—	—	(1,085)

At 31 December 2001	490	321	998	948	2,757

Charge for year	238	66	300	477	1,081
Disposals	—	—	—	(87)	(87)

At 31 December 2002	728	387	1,298	1,338	3,751

Net book amount
At 31 December 2000	584	203	391	1,154	2,332
At 31 December 2001	445	179	546	1,265	2,435
At 31 December 2002	364	126	385	868	1,743

Assets held under finance leases, capitalised and included in fixtures, computer and laboratory equipment:

	2002	2001	2000

	£’000	£’000	£’000

Cost	1,963	2,013	1,441
Aggregate depreciation	(1,389)	(1,090)	(782)

Net book value	574	923	659

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14.   Fixed asset investments

	Joint	Associated	Investment
	ventures	undertakings	in own
Vernalis Group	(b)	(c)	shares (d)	Total

	£’000	£’000	£’000	£’000

Cost
At 1 January 2000
Goodwill	89	848	—	937
Other	(224)	217	1,246	1,239

	(135)	1,065	1,246	2,176

Acquisitions:
Goodwill	—	548	—	548
Other	—	452	—	452
Share of (losses)/profits retained	—	(50)	—	(50)
Disposals:
Goodwill	—	(1,396)	—	(1,396)
Other	—	(619)	(565)	(1,184)
Reclassification as subsidiary	135	—	—	135

	135	(1,065)	(565)	(1,495)

At 31 December 2000
Goodwill	—	—	—	—
Other	—	—	681	681

	—	—	681	681

Amounts written off
At 1 January 2000
Goodwill	—	71	—	71
Other	—	—	458	458

	—	71	458	529

Amortisation of goodwill	—	181	—	181
Amortisation of investment in own shares	—	—	566	566
Eliminated on disposal	—	(252)	(565)	(817)

At 31 December 2000
Goodwill	—	—	—	—
Other	—	—	459	459

	—	—	459	459

Net book value
At 31 December 2000
Goodwill	—	—	—	—
Other	—	—	222	222

	—	—	222	222

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Investment
in own
Vernalis Group	shares

£’000

Cost
At 1 January 2001	681
Disposals	(64)

At 31 December 2001	617

Aggregate amortisation
At 1 January 2001	459
Amortisation of investment in own shares	140
Disposal	(64)

At 31 December 2001	535

Net book amount
At 31 December 2001	82

Cost
At 1 January 2002	617
Disposals	(57)

At 31 December 2002	560

Aggregate amortisation
At 1 January 2002	535
Amortisation of investment in own shares	82
Disposal	(57)

At 31 December 2002	560

Net book amount
At 31 December 2002	—

At 1 January 2002	82

In 2002, Vernalis’ share price fell below previous levels such that at 31 December 2002 the market capitalisation of Vernalis Group plc, based on the closing mid-market price quoted on the London Stock Exchange, was £44,057,000. The directors consider this reduction in value of the Vernalis Group to be a trigger of an impairment review as set out in FRS 11. Therefore, the carrying value of Vernalis’ investments in subsidiaries has been reviewed and reduced by £47,757,000 based on this valuation less the book value of Vernalis’ other net liabilities. In preparing this financial information, the directors consider that reference to the market capitalisation of the Vernalis Group at 31 December 2002 is an appropriate external measure of the net realisable value of Vernalis’ investments in subsidiaries.

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(a) Brief details of subsidiary undertakings at 31 December 2002 are as follows:

Interest in allotted capital

Subsidiary				Country of
undertakings	Activity	Direct	Indirect	incorporation

Vernalis Limited	Research and development of pharmaceutical products and their subsequent licensing production, distribution and sale	100% ordinary 100% preference	—	UK
Vernalis Research Limited	Research and development of pharmaceutical products and their subsequent licensing, production, distribution and sale	100% A ordinary and 100% B ordinary	—	UK
Vernalis Group Share	Trustee of the Vernalis	100% ordinary	—	Jersey, Channel
Scheme Trustees Limited	Group plc Employee Share Trust			Islands
Vernalis Corporation	Dormant	—	100% ordinary	USA
Vanguard Medica Limited	Dormant	—	100% ordinary	UK
Cerebrus Limited	Dormant	—	100% ordinary	UK
Cerexus Limited	Dormant	—	100% ordinary	UK
Cerebrus Inc.	Dormant	—	100% ordinary	USA

(b) Investment in Cerexus On 13 March 2000, the Vernalis Group increased its holding in Cerexus Limited from 66.67% to 100%, at which point Cerexus was acquisition accounted as a subsidiary having previously been accounted for as a joint venture. Consideration for the increase was £1 cash. Goodwill of £0.204 million arose on the acquisition and has been written off in full in the year of acquisition. Subsequent to the acquisition Cerexus ceased to trade.

(c) Investment in Cancer Research Ventures Limited (CRV) On 5 August 2000 the Vernalis Group increased its stage in its associate undertaking, CRV, from 20% to 33.3%. Consideration for this increase was in the form of cash of £1.0 million. On 6 December 2000, the Vernalis Group disposed of its interest in CRV, for cash consideration of £2.5 million. The profit recorded on disposal was £0.737 million.

(d) Investment in own shares The investment in own shares represents 130,554 (2001: 143,191 and 2000: 157,191) ordinary shares of 10 pence each of Vernalis stated at cost less amounts amortised and provided for impairment held by the Vernalis Group plc Employee Share Trust, an employee share ownership plan (ESOP) funded by interest-free loans from Vernalis. The purpose of the ESOP is to acquire, out of monies made available by the Vernalis Group, ordinary shares in Vernalis held for the benefit of the Vernalis Group’s employees. The shares acquired are held for distribution under Vernalis’ employee long-term incentive schemes. The market value of the shares held by the ESOP at the balance sheet date was £133,818 (2001: £286,382 and 2000: £471,573). At 31 December 2002 111,569 (2001: 124,206 and 2000: 138,206) of these shares were under option to employees or have been conditionally granted to employees and the appropriate charge has been made in the profit and loss account.

15.	Debtors

	2002	2001	2000

	£’000	£’000	£’000

Amounts falling due within one year
Trade debtors	588	925	460
Corporation tax recoverable	1,978	1,437	1,719
Other debtors	326	336	823
Prepayments and accrued income	619	422	556

	3,511	3,120	3,558

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16.	Current asset investments

	2002	2001	2000

	£’000	£’000	£’000

Term deposits	2,572	6,174	7,151
Negotiable bank and building society certificates of deposit	6,499	11,747	13,649

	9,071	17,921	20,800

These investments have been valued at lower of cost and market value at the balance sheet date. They are all capable of realisation within three months.

17.	Creditors: amounts falling due within one year

	2002	2001	2000

	£’000	£’000	£’000

Other borrowings—loan	—	7,363	—
Trade creditors	683	1,415	1,359
Obligations under finance leases	271	259	171
Tax and social security costs	212	272	246
Other creditors (note 18)	3,106	3,435	—
Accruals	4,616	3,512	3,499
Deferred income	2,438	—	—

	11,326	16,256	5,275

The loan included above at 31 December 2001 related to a total loan facility of £6.9 million ($10 million) from Elan Corporation, the Vernalis Group’s North American licensee for frovatriptan. The obligation to pay this loan and accrued interest was waived during April 2002 in conjunction with a reduction in the rate of royalties due and a commitment by the Vernalis Group to undertaking certain Phase IIIb trials.

Deferred income included above and in creditors falling due after more than one year relates to the deferral of revenues arising from the loan waiver noted above and a milestone payment from Elan. These revenues are being deferred and recognised by reference to expenditure being incurred to complete certain Phase IIIb trials on frovatriptan which the Vernalis Group has agreed with Elan to undertake.

18.	Creditors: amounts falling due after one year—other creditors

	2002	2001	2000

	£’000	£’000	£’000

Loan (note 17)	—	—	3,359
Obligations under finance leases	123	393	210
Other creditors	9,317	13,742	—
Deferred income (note 17)	6,679	—	—

	16,119	14,135	3,569

The maturity profile of creditors: amounts falling due after one year is given in note 21.

Other creditors relates to payments conditionally due to GlaxoSmithKline plc (GSK) under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan (note 12). Vernalis is committed to making four annual payments of $5 million, the first having been made in September 2002, and the following three due on each anniversary of the first payment. A fifth payment of $5 million dollars is due in 2006 if cumulative global sales of frovatriptan exceed $300 million on that date, or 90 days after cumulative global sales exceed $300 million. The full liability for $20 million (£12,423,000) has been recognised as the directors believe it is probable that cumulative global sales will exceed $300 million. During the year ended 31 December 2002 exchange gains of £1.5 million were recognised in the profit and loss account in relation to this liability.

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19.	Creditors: amounts falling due after one year — 6.5% convertible loan 2007

	2002	2001	2000

	£’000	£’000	£’000

6.5% convertible loan 2007	7,000	—	—

	7,000	—	—

The loan at 31 December 2002 relates to a convertible loan facility with Roche that was entered into coincident with a strategic agreement to research and develop new drugs for the treatment of depression in May 2002. Interest is paid bi-annually at 6.5% and the loan is fully repayable on 13 May 2007. This loan is convertible at any time at the option of the holder into 2,127,659 ordinary shares at a conversion price of 329 pence per share subject to anti-dilution provisions included in the terms of the loan, or at the option of the Vernalis Group if the share price is in excess of 428 pence per share for a period of 20 days. If not converted, the loan is repayable after five years.

20.   Deferred taxation

There are no deferred tax assets/liabilities recognised in the financial information. The amount of unrecognised potential deferred tax asset is as follows:

Vernalis Group	2002	2001	2000

	£’000	£’000	£’000

Tax effect of timing differences
Excess of depreciation over tax allowances	2,854	2,892	1,332
Short-term timing differences	15	15	2
Losses	34,724	33,081	29,748

	37,593	35,988	31,082

The unrecognised potential deferred tax asset will be recognised only once it is more likely than not that the timing difference will reverse.

21.   Financial Instruments

The Vernalis Group’s financial instruments comprise cash, liquid resources, finance leases, loans and various debtors and creditors, such as trade debtors and trade and other creditors, that arise directly from its operations. The Vernalis Group does not enter into derivatives transactions. In addition, it is, and has been throughout the period under review, the Vernalis Group’s policy that no trading in financial instruments shall be undertaken except in accordance with strict and prudent investment criteria.

The main risks arising from the Vernalis Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the period under review, and since the year end.

Interest rate risk

The Vernalis Group finances its operations through reserves of cash and liquid resources. The funds are held in sterling and US dollar managed funds. The funds are actively managed by reputable independent fund managers to provide the highest rate of return with a neutral risk profile.

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Liquidity risk

The Vernalis board’s policy is to ensure that sufficient funds are held on a short term basis in order to meet operational needs without the use of an overdraft facility.

Foreign currency risk

The Vernalis Group’s functional currency is sterling. The Vernalis Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the Vernalis Group’s functional currency, which include royalty and milestone receipts in US dollars from Elan Corporation, the Vernalis Group’s North American licensee for frovatriptan, royalty, and product sale receipts in Euros from Menarini, the Group’s European licensee for frovatripan and payments in US dollars to various clinical research organisations in respect of ongoing trials. In addition, the Vernalis Group has currency exposures to balances in currencies other than the Vernalis Group’s functional currency. The only significant balance relates to the US dollar other creditor balance due to GSK (see note 18). The Vernalis Group considers selectivity hedging against specific significant currency exposures where the dates of future payments or receipts in foreign currency are known. There were no hedging transactions in place at the year end.

Short term debtors and creditors

Except with respect to disclosures regarding currency risk, short term debtors and creditors have been excluded from all the following disclosures.

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced sale of liquidation. Market values and cost of capital have been used to determine fair values.

Interest rate and currency risk profile of financial assets

The Vernalis Group held the following financial assets:

	Cash at	Investments		Cash at	Investments		Cash at	Investments
	bank and	in debt	2002	bank and	in debt	2001	bank and	in debt	2000
Currency	in hand	securities	Total	in hand	securities	Total	in hand	securities	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Sterling	5	9,071	9,076	47	17,921	17,968	6	20,800	20,806
US dollar	7	—	7	3	—	3	1	—	1

At 31 December	12	9,071	9,083	50	17,921	17,971	7	20,800	20,807

Floating Rate	12	1,670	1,682	50	—	50	7	—	7
Fixed Rate	—	7,401	7,401	—	17,921	17,921	—	20,800	20,800

At 31 December	12	9,071	9,083	50	17,921	17,971	7	20,800	20,807

Fair Value	12	9,076	9,088	50	17,934	17,984	7	20,814	20,821

The fixed rate debt securities earn an average weighted interest of 4.1% per annum (2001: 5.3%; 2000: 5.6%), fixed for a weighted average period of two months (2001: eight months; 2000: 12 months). The floating rate cash at bank and in hand earns interest based on relevant LIBOR equivalents.

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Interest rate risk and maturity profile of financial liabilities

The Vernalis Group held the following financial liabilities:

	Other	Convertible	Finance	2002	Other	Convertible	Finance	2001
Currency	creditors	loan	leases	Total	creditors	loan	leases	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Sterling	—	7,000	394	7,394	—	—	652	652
US dollar	12,423	—	—	12,423	17,177	7,363	—	24,540

At 31 December	12,423	7,000	394	19,817	17,177	7,363	652	25,192

Maturity:
In one year or less	3,106	—	271	3,377	3,435	7,363	259	11,057
In more than one year but not
more than two years	3,106	—	123	3,229	3,435	—	270	3,705
In more than two years but not
more than five years	6,211	7,000	—	13,211	10,307	—	123	10,430

At 31 December	12,423	7,000	394	19,817	17,177	7,363	652	25,192

Fair Value	10,286	6,581	394	17,261	13,768	7,363	652	21,783

		Finance	2000
Currency	Debt	leases	Total

	£’000	£’000	£’000

Sterling	—	381	381
US dollar	3,359	—	3,359

At 31 December	3,359	381	3,740

Maturity:
In one year or less	—	171	171
In more than one year but not more than two years	3,359	130	3,489
In more than two years but not more than five years	—	80	80

At 31 December	3,359	381	3,740

Fair Value	6,581	394	17,261

The fair value of other creditors has been calculated by discounting all future cash flows back to present value at a discount rate which reflects the underlying value of money and an appropriate risk factor. The discount rate has been estimated at 8%.

The fair value of the convertible loan has also been calculated by discounting all future cash flows back to present value at a discount rate which reflects the underlying value of money and an appropriate risk factor, again estimated at a rate of 8%. Vernalis does not currently believe that it is probable that the loan will be converted due to the relatively high conversion price compared to the current share price, and therefore no fair value has been attributed to the convertible element of this loan.

There are no significant variances between the book value and fair value of finance leases.

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With the exception of other creditors where the interest rate is nil, and the weighted average period to maturity is 27 months (2001: 33 months), the financial liabilities above had a fixed rate of interest as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Weighted	period	Weighted	period	Weighted	period
	average	for which	average	for which	average	for which
	interest rate	rate is fixed	interest rate	rate is fixed	interest rate	rate is fixed
Currency	%	Months	%	Months	%	Months

Sterling	6.6	51	8	26	3.8	36
US dollar	—	—	8	11	8	18

The Vernalis Group has no undrawn facilities at 31 December 2002 (2001: £nil)

Currency Exposures The Vernalis Group held the following net foreign currency financial liabilities in currencies other than its only financial currency, sterling:

	2002	2001	2000

	£’000	£’000	£’000

US dollar	12,468	24,681	3,483
Euro	15	—	—
French franc	—	—	6
Belgian franc	—	—	12
Japanese yen	—	5	—
Netherlands guilder	—	6	—

	12,483	24,692	3,501

22. Called up share capital

	Ordinary shares
	of 10 pence

Vernalis Group and Vernalis	Number	Value

	’000	£’000

Authorised
At 1 January 2002 and at 31 December 2001 and 2000	60,000	6,000
Increase during 2002	15,000	1,500
At 31 December 2002	75,000	7,500

Issued and fully paid
At 1 January 2000	39,889	3,989
Issued during the year	2,634	263

At 31 December 2000	42,523	4,252
Issued during the year	331	33

At 31 December 2001	42,854	4,285
Issued during the year	128	13

At 31 December 2002	42,982	4,298

During the year a total of 127,590 ordinary shares were issued (2001: 331,766; 2000: 333,302) following the exercise of employee and founder options for total cash consideration of £141,000 (2001: £418,981; 2000: £232,000).

At 31 December 2002, options over ordinary shares had been granted and were still outstanding under Company’s share option schemes. Details of these share options are given in note 22.

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On March 2000 Vernalis issued 300,000 ordinary shares representing contingent consideration associated with the acquisition of Vernalis Research Limited (formerly Cerebrus Pharmaceuticals Limited) and in accordance with the acquisition agreement dated 2 December 1999. The shares were previously shown as shares to be issued at 135 pence per share.

On 18 December 2000 Vernalis issued 2,000,000 ordinary shares for cash consideration of £2.48 per share to Elan International Services Limited. The market price of Vernalis’ shares on 18 December 2000 was £2.48.

23. Share premium and profit and loss accounts

	Share
	premium	Profit and loss
	account	account

	£’000	£’000

At 1 January 2000	81,365	(65,148)
Issue of shares	5,207	—
Loss for the year	—	(21,220)

At 31 December 2000	86,572	(86,368)
Issue of shares	303	—
Loss for the year	—	(9,891)

At 31 December 2001	86,875	(96,259)
Issue of shares	118	—
Loss for the year	—	(16,083)

At 31 December 2002	86,993	(112,342)

24. Share options

Options over ordinary shares held by founders, employees, former employees and advisers of the Vernalis Group (including executive directors’ interests) as at 31 December 2002 were as follows:

	Ordinary
	shares
	under	Option	Earliest	Latest
	option	Price	exercise	exercise
	2002	Pence	date	date

Individual options granted to the founders
February 1996	45,885	118	19.02.97	18.02.03
May 1996	30,588	118	01.05.99	30.04.03
CSOP Part A
April 1994	50,982	59	07.04.97	06.04.04
December 1994	152,946	59	02.12.97	01.12.04
October 1997	4,079	467	17.10.00	16.10.07
March 1998	10,453	550	20.03.01	19.03.08
March 2000	35,643	252.5	20.03.03	19.03.10
April 2000	4,000	222	20.04.03	19.04.10
July 2000	218,604	216	07.07.03	06.07.10
December 2000	11,111	270	15.12.03	14.12.10
March 2001	18,711	228	26.03.04	25.03.11
May 2001	11.905	252	29.05.04	28.05.11
July 2001	53,500	221	09.07.04	08.07.11
September 2001	10,350	98	24.09.04	23.09.11
April 2002	131,829	145	02.04.05	01.04.12
December 2002	104,000	102.5	31.12.05	30.12.12

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	Ordinary
	shares
	under	Option	Earliest	Latest
	option	Price	exercise	exercise
	2002	Pence	date	date

CSOP Part B
September 1996	107,283	462	12.09.99	11.09.03
March 1997	5,098	669	07.03.00	06.03.04
March 1998	1,547	550	20.03.01	19.03.05
October 1998	2,000	232	15.10.01	14.10.08
March 1999	8,000	185	12.03.02	11.03.09
March 2000	104,357	252.5	20.03.03	19.03.10
July 2000	327,396	216	07.07.03	06.07.10
December 2000	33,889	270	15.12.03	14.12.10
March 2001	1,589	228	26.03.04	25.03.11
May 2001	25,095	252	29.05.04	28.05.11
June 2001	50,000	240	11.06.04	10.06.11
July 2001	471,726	221	09.07.04	08.07.11
April 2002	588,171	145	02.04.05	01.04.12
December 2002	26,000	102.5	31.12.05	30.12.12
Sharesave Scheme
2000	42,483	202	25.05.03	24.11.03
2000	9,699	202	25.05.05	24.11.05
2001	73,347	98	01.12.04	31.05.05
2001	14,460	98	01.12.06	31.05.07

Total share options	2,786,716

On 3 January 2003 a total of 680,000 options over ordinary shares were granted under this scheme to employees of Vernalis Group companies at an exercise price of 102.5 pence.

25. Other reserves

			Contingent
	Merger	Other	Share
	reserve	reserve	Capital	Total

		£’000	£’000	£’000

At 1 January 2000	1,078	19,428	405	20,911
Movement during the year	—	127	(405)	(278)

At 31 December 2000	1,078	19,555	—	20,633
Movement during the year	—	83	—	83

At 31 December 2001	1,078	19,638	—	20,716
Movement during the year	—	10	—	10

At 31 December 2002	1,078	19,648	—	20,726

The merger reserve arises as a result of merger relief taken on the acquisition of Vernalis Research Ltd. The balance on the other reserve arises as a difference under merger accounting principles and is equivalent to the share premium account of Vernalis Limited at the date of its acquisition by Vernalis together with the premium on subsequent issues of shares in Vernalis Limited under put and call arrangements with option holders in that company resulting in exchange of these shares for shares in Vernalis on a one-for-one basis.

The release from the contingent share capital reserve represents the premium on the issue of shares previously classified as shares to be issued (see note 21).

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26.	Reconciliation of movements in Vernalis Group shareholders’ (deficit)/funds

	2002	2001	2000

	£’000	£’000	£’000

Loss for the year	(16,083)	(9,891)	(21,220)
Net proceeds from issue of shares	131	—	4,960
Net proceeds from exercise of share options	—	336	105
Premium on shares issued by subsidiary	10	83	127

Net change in shareholders’ funds	(15,942)	(9,472)	(16,028)
Opening shareholders’ funds	15,617	25,089	41,117

Closing shareholders’ (deficit)/funds	(325)	15,617	25,089

27.	Financial commitments

At 31 December 2002, 2001, and 2000 the Vernalis Group had annual commitments under non-cancellable operating leases as follows:

	2002		2001		2000

	Land		Land		Land
	and		and		and
	Buildings	Other	Buildings	Other	Buildings	Other

	£000	£000	£000	£000	£000	£000

Expiring within one year	—	6	—	15	—	11
Expiring between one and two years	308	8	—	13	—	2
Expiring between two and five years	—	20	270	—	270	63
Expiring in over five years	730	—	869	—	608	—

	1,038	34	1,139	28	878	76

In addition, the Vernalis Group has committed to undertake certain additional Phase IIIb studies to prove further the efficacy of frovatriptan. At 31 December 2002 the external costs of these additional trials which are expected to be undertaken during the period 31 December 2004 are estimated at £8.8 million (2001: £12 million).

28.	Related party transactions

On 7 August 2000 Vernalis paid Cancer Research Ventures, an associate of Vernalis, a further £250,000 for a right of first refusal to develop compounds from Cancer Research Ventures Limited’s research programme for one year. This amount was repaid as part of the disposal of its interest on 6 December 2000. There are no balances on the balance sheet at year end.

During 2000, in the ordinary course of business, the Vernalis Group was party to various contracts with Oxford Asymmetry International plc, a company of which Dr Brimblecombe was Chairman, for the manufacture and supply of materials for certain of the Vernalis Group’s development projects. All of the contracts were the subject of arm’s length negotiations, in which Dr Brimblecombe did not participate, and were approved by the board. The value of contracts awarded to Oxford Asymmetry International plc during the year was £870,000. On 19 May 2000 Dr Brimblecombe retired from the board of the Vernalis Group.

Prior to Cerexus Ltd being reclassified from an associate to a subsidiary of the Vernalis Group (see note 15) the Vernalis Group paid £85,926 to Cerexus Ltd to fund research expenditure. In addition, there were balances due from Cerexus Ltd amounting to £332,000 when the company was reclassified as a subsidiary against which there was a provision of £218,948.

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29.	Notes to the consolidated cash flow statement

i)  Net cash flow from operating activities

	2002	2001	2000

	£’000	£’000	£’000

Operating loss	(19,689)	(11,408)	(22,173)
(Profit)/loss on sale of tangible fixed assets	1	(9)	6
Write down of investment in own shares	82	140	270
Depreciation	1,081	958	1,296
Amortisation of goodwill and other intangible assets	2,625	1,791	1,995
Increase in stock	(8)	—	—
Decrease in debtors (excluding accrued interest income)	69	41	555
Non cash movement arising from loan waiver	(7,537)	—	—
Increase in deferred income	9,117	—	—
Increase/(decrease) in creditors (excluding non-operating liabilities)	267	565	(3,251)
Exchange gain	(14)	(3)	(46)
Payments made in respect of restructuring costs	—	(470)	(1,310)

	(14,006)	(8,395)	(22,658)

ii)  Management of liquid resources

	2002	2001	2000

	£’000	£’000	£’000

Net disinvestments/(investment):
Term deposits	3,602	977	(3,951)
Negotiable bank and building society certificates of deposit	5,248	1,902	12,754
Building society floating rate notes	—	—	1,995
Bank and building society bonds	—	—	500

	8,850	2,879	11,298

Vernalis includes term deposits of less than a year and readily realisable financial instruments as liquid resources.

iii)  Reconciliation of net cash flow to movements in net funds

	2002	2001	2000

	£’000	£’000	£’000

Reconciliation of net cash flow to movement in net funds
(Decrease)/increase in cash in the period	(38)	43	(535)
Decrease in capital element of finance lease	258	277	341
New finance leases	—	(548)	(282)
New loans	(7,000)	(3,517)	(3,405)
Net divestment in liquid resources	(8,850)	(2,879)	(11,298)

Changes in net funds resulting from cash flows	(15,630)	(6,624)	(15,179)
Other non-cash items:
Loan waiver	7,537	—	—
Accrued interest in loan	(188)	(490)	—
Exchange adjustments	14	3	46

Movement in net debt in the period	(8,267)	(7,111)	(15,133)
Net funds at 1 January	9,956	17,067	32,200

Net funds at 31 December	1,689	9,956	17,067

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The cash inflow from new finance leases is in respect of new loans secured against certain of the Vernalis Group’s fixed assets.

iv)  Analysis of net funds

	At				At
	1 January		Non-cash	Exchange	31 December
	2002	Cash Flow	movements	movements	2002

	£000	£000	£000	£000	£000

Cash in bank and in hand	50	(38)	—	—	12
Other current asset investments/liquid resources (note 15)	17,921	(8,850)	—	—	9,071

Short-term investments and cash	17,971	(8,888)	—	—	9,083
Finance leases	(652)	258	—	—	(394)
Debt due within one year	(7,363)	—	7,349	14	—
Debt due after one year	—	(7,000)	—	—	(7,000)

Net funds	9,956	(15,630)	7,349	14	1,689

Non-cash movements in net funds related to the waiver of the Elan loan and the related accrued interest (see note 16).

30.	Post balance sheet events

On 1 May 2003, Vernalis announced a fully underwritten placing and open offer to raise £14.1 million net of expenses. This is subject to shareholder approval.

31.	Contingent asset

The Vernalis Group has stocks of frovatriptan with original costs of approximately £0.6 million (2001: £0.7 million; 2000: £1.2 million) which have been previously expensed. Following the launch of frovatriptan, these stocks, which have a significant remaining shelf life, are capable of realisation at a value in excess of cost. No amounts have been recognised in the financial information in respect of these stocks.

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PART III

Pro Forma Financial Information Relating to
the Merged Group

The following unaudited pro forma statement of the net assets of the Merged Group is provided for illustrative purposes only and, because of its nature, it may not give a true picture of the financial position of the Merged Group. Its purpose is to illustrate the effect on the net assets of British Biotech as if the Merger had happened on 30 April 2003. It is intended that under UK GAAP the Merger will be accounted for using merger accounting principles, and the unaudited pro forma statement of net assets has been prepared on this basis.

The financial information for British Biotech has been extracted without material adjustment from the audited consolidated balance sheet of British Biotech at 30 April 2003 and the financial information for Vernalis has been extracted without material adjustment from the audited consolidated balance sheet of Vernalis at 31 December 2002 (as set out in Part II of this circular).

No account has been taken of any transactions of the British Biotech Group during the period since 30 April 2003, or those of the Vernalis Group during the period since 31 December 2002 in particular no adjustment has been made for the placing and open offer by Vernalis described in paragraph 5 of Part I of this circular.

		Adjustments

	British
	Biotech	Vernalis
	Group as at	Group as at	Merger
	30 April	31 December	adjustment	Proforma
	2003	2002	(Note 3)	Total

	£’000	£’000	£’000	£’000

Fixed assets
Intangible assets	9,986	19,775	—	29,761
Tangible assets	10,151	1,743	—	11,894
Investments	1,107	—	—	1,107

	21,244	21,518	—	42,762
Current assets
Stocks	—	8	—	8
Debtors	7,105	3,511	—	10,616
Short-term deposits and investments	43,632	9,071	—	52,703
Cash	294	12	—	306

	51,031	12,602	—	63,633
Creditors: amounts falling due within one year	(7,495)	(11,326)	(5,400)	(24,221)

Net current assets	43,536	1,276	(5,400)	39,412

Total assets less current liabilities	64,780	22,794	(5,400)	82,174
Creditors: amounts falling due after one year	(4,147)	(23,119)	—	(27,266)
Provisions for liabilities and charges	(2,517)	—	—	(2,517)

Net assets/(liabilities)	58,116	(325)	(5,400)	(52,391)

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Notes to the pro forma balance sheet

1	The net assets of British Biotech are extracted without material adjustment from the audited consolidated balance sheet of British Biotech at 30 April 2003.

2	The net liabilities of Vernalis have been extracted without material adjustment from the audited consolidated balance sheet of Vernalis at 31 December 2002 (as set out in Part II of this circular).

3	The merger adjustment has been made in respect of the expenses of the merger, of approximately £5.4 million, which relate principally to investment banking fees as well as legal, accounting and regulatory filing fees.

4	It has been assumed that all Vernalis share options described in Part II of this circular lapse on completion of the transaction.

5	No adjustment has been made to take account of the trading results of British Biotech since30 April 2003 or Vernalis since 31 December 2002.

6	The unaudited proforma statement of net assets has been prepared based upon the accounting policies of British Biotech and Vernalis, which are not materially inconsistent.

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The Directors and Proposed Directors
British Biotech plc
Watlington Road
Oxford
OX4 6LY

The Directors
J.P. Morgan plc
10 Aldermanbury
London
EC2V 7RF

25 July 2003

Dear Sirs

British Biotech (the ‘‘Company’’)

We report on the unaudited pro forma statement of net assets set out in Part III of the Company’s circular to shareholders dated 25 July 2003. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the proposed merger with Vernalis Group plc might have affected the consolidated balance sheet of the Company as at 30 April 2003.

Responsibilities

It is the responsibility solely of the Directors and Proposed Directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statement of Investment Circular Reporting Standards and Bulletin 1998/8 ‘‘Reporting on pro forma financial information pursuant to the Listing Rules’’ issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the Directors and Proposed Directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

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Opinion

In our opinion:

(a)	the pro forma statement of net assets has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

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PART IV

Additional Information

1.	Responsibility

The British Biotech Directors and Proposed Directors, whose names appear on page 67 of this circular, accept responsibility for the information contained in this circular. To the best of the knowledge and belief of the British Biotech Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Incorporation and registered office of British Biotech

2.1  British Biotech was incorporated in England and Wales on 13 October 1988, with registered number 2304992.

2.2  The registered office of British Biotech is at Thames Court, Watlington Road, Oxford, Oxfordshire OX4 6LY.

3.	Substantial shareholdings in British Biotech

3.1  In so far as is known to British Biotech, the name of any person other than a British Biotech Director who directly or indirectly, is interested in three per cent. or more of British Biotech’s issued ordinary share capital together with the amount of each such person’s interest (assuming that no option under the British Biotech Share Schemes is exercised after 24 July 2003) is set out below:

Shareholder	Number of shares held	Per cent. of issued ordinary shares (current)

Invesco	14,657,767	21.96
Apax Partners	13,134,148	19.68
JPMorgan Partners (BHCA) Limited	4,919,674	7.37
Advent	4,873,605	7.30
3i Group plc	3,882,471	5.82
HBOS plc and subsidiary companies	2,674,314	4.01
BVF Partners LP and BVF Inc.	2,473,376	3.71
Alpinvest Holding NV	2,147,515	3.22

Total	48,762,870	73.05

As at 24 July 2003 (the latest practicable date prior to the publication of this circular) the British Biotech Directors are not aware of any other interest (within the meaning of Part VI of the Companies Act) which represents three per cent. or more of the issued share capital of the Company.

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3.2  Following the Merger assuming full acceptance of the Offer and that no options or conversion rights over British Biotech Shares or Vernalis Shares are exercised and excluding the effects of fractional entitlements), the British Biotech Directors are aware of the following interests which will represent three per cent. or more of the enlarged issued ordinary share capital of the Company:

	Number of
	ordinary	Per cent. of issued
	shares held	ordinary shares
Shareholder	(post-Merger)	(post-Merger)

Invesco	35,650,251	25.10
Apax Partners	13,134,148	9.25
Jupiter	8,529,585	6.01
Fidelity	7,365,234	5.19
JPMorgan Partners (BHCA) Limited	5,294,087	3.73
Gartmore	5,256,442	3.70
Advent	4,873,605	3.43

Total	80,103,353	56.40

3.3  The British Biotech Directors are not aware of any persons who, directly or indirectly, jointly and severally, exercise or could exercise control over the Company, whether before or after the Merger.

Directors

4.1  No British Biotech Director and none of the Proposed Directors has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the British Biotech Group and which were effected by British Biotech or any of the British Biotech Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

4.2	Executive Directors

British Biotech has service agreements with the following individuals:

Mr Anthony Weir, an executive director and finance director, entered into a service agreement with British Biotech on 24 June 1999 (as varied on 23 April 2003 and in a letter dated 17th July, 2003). Mr Weir is currently receiving a salary of £180,000 per annum. His salary is exclusive of any bonus award, pension contribution or share option grant which may be made by the board of directors from time to time and inclusive of any fees payable to him as Director or other officer of British Biotech or the British Biotech Group. The service agreement provides that his salary shall be variable upwards by a decision of the board of directors and a salary review takes place at least annually. The agreement has no fixed term and is terminable by mutual agreement between the parties at any time or by either party giving to the other not less than 12 calendar months’ notice in writing. As Mr Weir is not on a fixed term service agreement, if his employment terminates he is entitled to be given notice as set out above and he will be entitled to receive any salary or benefits for the duration of the notice period. Mr Weir is entitled to terminate his employment at any time within six months after a Change of Control of British Biotech (as defined below for this purpose) by giving to British Biotech not less than 30 days prior notice in writing. Upon such termination, or upon termination without notice by British Biotech during such six month period, he shall be entitled to receive a payment by way of liquidated damages equal to 12 times his then monthly salary. Change of Control shall take place on the date on which one person or a group of persons acting in concert holds, directly or indirectly, any shares in British Biotech which carry 50 per cent. or more of the then voting rights of British Biotech but a Change of Control shall not be deemed to have taken place upon completion of the Merger. The agreement with Mr Weir provides that if before the expiration of the agreements his employment is terminated as part of any arrangement for the amalgamation of British Biotech, Mr Weir shall be offered employment with the amalgamated company for a period of not less than the unexpired term of his service agreement and on terms not less favourable than the terms of his existing service agreement.

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Under his service agreement Mr Weir is currently paid a non pensionable cash car allowance of £12,600 per annum and he is entitled to 30 days’ paid holiday per year or to such longer holidays as shall from time to time be agreed by the board of directors in addition to bank or public holidays. In the event that Mr Weir is prevented by illness or other incapacity from performing his duties he is entitled to receive his full salary for the first six months and one half of his full salary for the next consecutive period of six months during which his incapacity continues. The service agreement provides that Mr Weir is entitled to be a member of the British Biotech pension scheme and to receive a total monthly contribution payable by British Biotech into one or more appropriate pension schemes established by British Biotech at a rate of 19 per cent. of basic salary, variable upwards by decision of the board of directors. The agreement contains a confidentiality provision which has effect during employment and for five years after the termination of employment as well as restrictions on the solicitation of employees for a period of 12 months following termination of employment. British Biotech may in its absolute discretion award to a Mr Weir non-pensionable annual cash bonus of up to a maximum of 50 per cent. of his base salary dependent upon the achievement of performance targets. Following the Merger, Mr Weir will be Chief Financial Officer.

Mr Tim Edwards, an executive Director, entered into a service agreement with British Biotech on 24th June, 1999 (as varied on 23 April, 2003). Except as referred to below, his service agreement with British Biotech is identical in all material respects to that of Mr Weir. Mr Edwards is currently receiving a salary of £230,000 per annum. Mr Edwards is entitled to terminate his employment at any time with six months after a Change of Control of British Biotech (as defined below for this purpose) by giving to British Biotech not less than 30 days prior notice in writing. Upon such termination, or upon termination without notice by British Biotech during such six month period, he shall be entitled to receive a payment of liquidated damages equal to 18 times his then monthly salary. Change of Control shall take place on the date on which one person or a group of persons acting in concert holds, directly or indirectly, any shares in British Biotech which carry 50 per cent. or more of the then voting rights of British Biotech. Following the Merger, Mr Edwards will step down from the board and leave British Biotech.

Dr Peter Fellner is executive chairman of British Biotech. Except as referred to below his service agreement with British Biotech is identical to that of Mr Weir (see above). Dr Fellner receives a salary of £200,000 per annum. He is entitled to receive certain fixed bonus payments once the British Biotech share price has reached pre-determined levels, payment being conditional on exercise of a corresponding part of options granted to him on 25 April 2003 and such payment being equal to approximately half of the option price payable by Dr Fellner in respect of such options. Accordingly, Dr Fellner is entitled to receive, in each case after the deduction of income tax and employee’s National Insurance contributions (for which reason the figures given are approximate), £350,000 once the British Biotech share price has reached £1.00, £100,000 when the British Biotech share price has reached each of £1.20, £1.40 and £1.60, £350,000 when the British Biotech share price has reached £2.00 and a final £350,000 when the British Biotech share price has reached £3.00. In each case, the share price will only have reached the requisite value if the market value of a British Biotech Share has been at or above the required value over 30 consecutive dealing days. Dr Fellner does not receive a car or car allowance, nor is he entitled to participate in the British Biotech pension scheme. Dr Fellner’s service agreement, which is dated 21 March 2003, does not contain any provisions relating to a change of control of British Biotech. Dr Fellner has also been granted, as part of his remuneration arrangements, share options by the Company.

Mr Simon Sturge became Chief Executive Officer of British Biotech on 23 April 2003 under the terms of a service agreement dated 21 March 2003 (as varied in a letter dated 17 July 2003). His service agreement with British Biotech is identical to that of Mr Weir (see above) other than in relation to change of control provisions and with the exception that he receives a salary of £300,000 per annum as well as a non pensionable car allowance of £12,500 per annum and British Biotech may in its absolute discretion award to Mr Sturge a non-pensionable annual cash bonus up to a maximum of 50 per cent of his base salary dependent upon the achievement of performance targets. Conditional on the Merger becoming or being declared unconditional in all respects, provisions relating to change of control which are identical to those in the service agreements of Mr Worrall and Dr Hutchison (see below) will be added to Mr Sturge’s service agreement. However, the change of control provision in the service agreement of Mr Sturge will not apply in relation to the Merger.

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Conditional on the Merger becoming or being declared unconditional in all respects, British Biotech has entered into service agreements with the following individuals:

(a)	Mr Peter Worrall will be appointed Corporate Development Director of British Biotech. Except as referred to below, his service agreement with British Biotech will be identical in all material aspects to that of Mr Weir. Mr Worrall will receive a salary of £230,000 per annum and a non pensionable cash car allowance of £12,600 per annum. British Biotech may in its absolute discretion award to Mr Worrall a non pensionable annual cash bonus up to a maximum of 50 per cent of his base salary dependant on the achievement of performance targets. Mr Worrall’s service agreement contains provisions relating to change of control which provide that he shall be entitled at any time within six months after a Change of Control of British Biotech (as defined below for this purpose) to terminate his employment by giving to British Biotech not less than 30 days prior notice in writing. Upon such termination or upon termination without notice by British Biotech during such six month period he shall be entitled to receive a payment forthwith by way of liquidated damages equal to 12 (twelve) times his then monthly basic salary. For the purpose of Mr Worrall’s service agreement, Change of Control of British Biotech shall take place on the date on which one person or a group of persons acting in concert holds, directly or indirectly, any shares in British Biotech which carry fifty per cent (50%) or more of the then voting rights of British Biotech and a Change of Control shall be deemed to have taken place upon completion of the Merger.

(b)	Dr John Hutchison will be appointed Development Director of British Biotech. His service agreement with British Biotech will be identical in all material aspects to that of Mr Weir with the exception that he will receive a salary of £180,000 per annum as well as a non pensionable car allowance of £12,600 per annum. British Biotech may in its absolute discretion award to Dr Hutchison a non pensionable annual cash bonus up to a maximum of 50 per cent of his base salary dependant on the achievement of performance targets. Dr Hutchison’s service agreement contains provisions relating to change of control identical to those in Mr Worrall’s service agreement.

Dr Colin Trevor Dourish is currently a Vernalis Director and will remain with the Merged Group (but not as a main board director) following completion of the Merger in his capacity as research director, Winnersh and with the same terms and conditions. Dr Dourish has a service contract with Vernalis dated 24 February 2000 and he is stated to have commenced employment on 1 October 1995. His service contract is terminable on 12 months’ written notice from Vernalis or on six months’ written notice from him on or after 1 July 2000 (Vernalis will retain the right to pay salary and a salary supplement in lieu of notice) and will provide for automatic termination on him reaching the age of 60 years. His salary is £170,000 per annum. He is eligible to receive a performance bonus of up to (but not necessarily all of) 35 per cent. of his salary earned during the financial year of Vernalis which runs to 31 December. He is also entitled, by way of benefits, to medical insurance, life assurance and a salary supplement equal to 25 per cent. of his salary from which he may make his own arrangements regarding a car and a pension. Vernalis currently pays £25,500 per annum on his behalf into a pension plan. These pension plan payments are deducted from the 25 per cent. salary supplement paid by Vernalis. If, during the period of twelve months from the date on which:

(i)	any person, firm or company has obtained control of Vernalis (as defined in section 840 of ICTA); and

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(ii)	any offer such person, firm or company has made to acquire shares in the capital of any holding company of Vernalis is declared unconditional in all respects, either Vernalis or Dr Colin Dourish serves notice to terminate his contract, Vernalis would then forthwith make the payment of an amount equal to 12 months’ salary and salary supplement in lieu of notice.

4.3	Non-executive directors

(a)	Mr Keith Merrifield is engaged by British Biotech as a non-executive director on the terms of a letter of appointment dated 21 March 2003 for a fixed term of three years. Mr Merrifield is paid a fee of £30,000 per annum and his appointment may be terminated at any time in accordance with British Biotech’s Articles of Association however the letter of appointment states that British Biotech would normally expect from Mr Merrifield at least one month’s prior notice of resignation as a non executive director. If Mr Merrifield’s appointment terminates before the fixed term expires, his letter of appointment does not entitle him to any compensation. He will be paid his fees up to the termination date. The letter of appointment contains confidentiality provisions. Conditional on the Merger becoming or being declared unconditional in all respects, (under the terms of a letter dated 17 July 2003) Mr Merrifield’s fees will be increased to £33,000 per annum.

(b)	Mr Eugene Williams is engaged by British Biotech as a non-executive director on the terms of a letter of appointment dated 21 March 2003 under which he will remain a non-executive director until 25 January 2004. He is paid a fee of £30,000 per annum and his appointment may be terminated at any time in accordance with British Biotech’s Articles of Association however the letter of appointment states that British Biotech would normally expect from Mr Williams at least one month’s prior notice of resignation as non executive director. If Mr Williams’ appointment terminates before the fixed term expires, his letter of appointment does not entitle him to any compensation. He will be paid his fees up to the termination date. The letter of appointment contains confidentiality provisions. Conditional on the Merger becoming or being declared unconditional in all respects, (under the terms of a letter dated 17 July 2003) Mr Williams’ fees will be increased to £33,000 per annum.

(c)	Mr Ian Kent is engaged by British Biotech as a non-executive director on the terms of a letter of appointment dated 21 March 2003. His appointment took effect from 23 April 2003 for an initial period of three years. Mr Kent is paid a fee of £30,000 per annum. His appointment may be terminated at any time in accordance with British Biotech’s Articles of Association; however, the letter of appointment states that British Biotech would normally expect from Mr Kent at least one month’s prior notice of resignation as a non-executive director. If Mr Kent’s appointment terminates before the fixed term expires, his letter of appointment does not entitle him to any compensation. He will be paid his fees up to the termination date. The letter of appointment contains confidentiality provisions. Conditional on the Merger becoming or being declared unconditional in all respects, (under the terms of a letter dated 17 July 2003) Mr Kent’s fees will be increased to £33,000 per annum.

(d)	Conditional on the Merger becoming or being declared unconditional in all respects, Dr Peter Read (under the terms of a letter dated 17 July 2003), Mr George Kennedy (under the terms of a letter dated 17 July 2003) and Ms Carol Ferguson (under the terms of a letter dated 21 July 2003) will be appointed as non-executive directors of British Biotech on identical terms to those contained in the letter of appointment for Mr Ian Kent. The only exception to this will be that Mr George Kennedy will also be Senior Independent Non-Executive Director and Deputy Chairman of British Biotech and he will receive fees of £55,000 per annum. Dr Read and Ms Ferguson will receive fees of £33,000 per annum.

4.4  The total emoluments receivable by the British Biotech Directors will be varied as a result of the Merger. Keith Merrifield’s fees will increase from £30,000 to £33,000 per annum, as will Ian Kent’s and Eugene Williams’.

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4.5   The table below sets out the interests of British Biotech Directors and Proposed Directors (all of which are beneficial unless otherwise stated) in the securities of British Biotech as at 24 July 2003 (being the latest practicable date prior to the publication of this circular):

Director	Beneficial ordinary shares	Non-beneficial ordinary shares	Share options

Peter Fellner	50,000	—	2,670,071
Simon Sturge	56,435	—	1,367,520
Anthony Weir	51,728	—	807,329
Timothy Edwards	60,403	—	899,570
Keith Merrifield	1,500	—	—
Peter Worrall	—	—	—
Dr John Hutchison	—	—	—
George Kennedy	—	—	—
Carol Ferguson	—	—	—
Dr Peter Read	—	—	—

4.6   The table below sets out the interests of British Biotech Directors and Proposed Directors* (all of which will be beneficial unless otherwise stated) in the securities of British Biotech as they will be immediately following the Merger:

Director	Beneficial ordinary shares		Non-beneficial ordinary shares	Share options

Peter Fellner	50,000		—	2,670,071
Simon Sturge	56,435		—	1,367,520
Anthony Weir	51,728		—	807,329
Timothy Edwards	60,403		—	899,570
Keith Merrifield	1,500		—	—
Peter Worrall	94,349	**	—	713,178	***
Dr John Hutchison	35,811		—	558,139	***
George Kennedy	29,274		—	—
Carol Ferguson	27,810		—	—
Dr Peter Read	2,583		—	—

*     These figures do not take into account any of the options in Vernalis Shares held by the Proposed Directors.

**    This figure includes 16,137 Vernalis Shares which will be transferred to Peter Worrall under the Vernalis Restricted Share Scheme which vest when the Offer becomes or is declared unconditional.

***   These figures are based on the Closing Price of 64.5 pence per British Biotech Share on 24 July 2003 (being the latest practicable date prior to publication of this document). The actual number of options over British Biotech Shares to be granted to Mr Worrall and Dr Hutchison following the Merger will depend on the price of the British Biotech Shares at that time.

4.7   The interests of the British Biotech Directors and Proposed Directors in British Biotech’s share capital set out in paragraphs 4.5 and 4.6 above are the only interests which are or would be (following the Merger):

(a)	notifiable to British Biotech pursuant to section 324 or section 328 of the Companies Act;

(b)	required pursuant to section 325 of the Companies Act to be entered in the register referred to therein; or

(c)	interests of a connected person of a British Biotech Director or Proposed Director, which would, if the connected person were a British Biotech Director, be required to be disclosed under sub-paragraphs (a) or (b) above, and the existence of which is known to, or could with reasonable diligence be ascertained by, the relevant director.

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5.	Material contracts

British Biotech

Copies of the contracts listed below, not being contracts entered into in the ordinary course of business, are the only contracts which have been entered into by the British Biotech Group within two years immediately preceding the date of this circular and are or may be material to the British Biotech Group and which have been available for inspection within two years immediately preceding the date of this circular, are available for inspection at the address specified in paragraph 9 below:

(a)	sale and purchase agreement, dated August 2001 made between British Biotech Pharmaceuticals Limited, OSI Pharmaceuticals (UK) Limited, British Biotech and OSI Pharmaceuticals Inc.;

(b)	offer for the acquisition by British Biotech of RiboTargets dated 21 March 2003;

(c)	deed of covenant dated 17 March 2003 entered into by British Biotech in favour of RiboTargets; and

(d)	undertaking dated 21 March 2003 entered into by certain (now, former) RiboTargets shareholders.

There is no other contract (not being a contract entered into in the ordinary course of business) entered into by any member of the British Biotech Group which contains any provision under which any member of the British Biotech Group has any obligation or entitlement which is material to the British Biotech Group as at the date of this circular.

Vernalis

Copies of the contracts listed below, not being contracts entered into in the ordinary course of business, are the only contracts which have been entered into by the Vernalis Group within two years immediately preceding the date of this circular and are or may be material to the Vernalis Group and which have been available for inspection within two years immediately preceding the date of this circular, are available for inspection at the address specified in paragraph 9 below:

(a)	placing and open offer agreement dated 1 May 2003 between Vernalis and Cazenove; and

(b)	Roche Convertible Loan agreement.

There is no other contract (not being a contract entered into its ordinary course of business) entered into by any member of the Vernalis Group which contains any provision under which any member of the Vernalis Group has any obligation or entitlement which is material to the Vernalis Group as at the date of this circular.

6.	Litigation

British Biotech

Class Law, an English firm of solicitors, has made allegations, on behalf of a number of its clients who are or were shareholders in British Biotech, that those clients have suffered loss as a result of statements made by British Biotech and its directors over a period of years. Class Law allege these statements were false or misleading. They have indicated recently that one of their clients intends issuing proceedings against British Biotech. The amount claimed by this client would not be material. However to date no proceedings have been served on British Biotech by any of Class Law’s clients. British Biotech has taken legal advice, and although it is not able to assess these claims with accuracy because of a lack of information in relation to them (although this information has been requested from Class Law on a number of occasions), it does not believe that the claims alleged will have a significant effect upon the financial position of British Biotech or the British Biotech Group as a whole.

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Save as is set out above, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which British Biotech is aware) which may have or have had during the 12 months preceding the date of this circular, a significant effect on the financial position of British Biotech and the British Biotech Group as a whole.

Vernalis

There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which British Biotech is aware) which may have or have had during the 12 months preceding the date of this circular, a significant effect on the financial position of Vernalis and the Vernalis Group as a whole.

7.	Significant change

British Biotech

There has been no significant change in the financial or trading position of the British Biotech Group which has occurred since 30 April 2003, being the date to which British Biotech prepared its last annual financial statements.

Vernalis

Save as disclosed in paragraph 5 of Part I of this circular, there has been no significant change in the financial or trading position of the Vernalis Group which has occurred since 31 December 2002, being the date to which Vernalis prepared its last annual financial statements.

8.	Working capital

British Biotech is of the opinion that, having regard to the facilities available, the working capital available to the Merged Group is sufficient for the Merged Group’s present requirements, that is for at least the next 12 months from the date of publication of this circular.

9.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekdays (Saturdays, Sundays and public holidays excepted) at Allen & Overy, One New Change, London EC4M 9QQ while the Offer remains open for acceptance:

(a)	this circular and the Form of Proxy;

(b)	the Memorandum of Association and Articles of Association;

(c)	the material contracts referred to in paragraph 5 of Part IV of this circular;

(d)	a copy of the British Biotech Directors’ and the Proposed Directors’ service agreements and letters of appointment referred to in paragraphs 4.2 and 4.3 of Part IV of this circular;

(e)	the Offer Document and Form of Acceptance;

(f)	the Listing Particulars;

(g)	the written consents referred to in paragraph 10 below;

(h)	the annual report and accounts for the financial years ended 30 April 2003 and 30 April 2002 in respect of British Biotech;

(i)	the accountants report contained in Part III of this circular;

(j)	a copy of the undertakings given by the British Biotech Directors to vote in favour of the Resolutions at the EGM;

(k)	a copy of the undertakings given by the Vernalis Directors to accept the Offer;

(l)	a copy of the undertakings given by Invesco, Gartmore and Jupiter to accept the Offer; and

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(m)	a copy of the undertaking by Invesco to vote in favour of the Merger Resolution at the EGM.

10.	Consents

10.1 JPMorgan is registered in England (number 248609) and has its registered office at 125 London Wall, London EC2Y 5AJ. JPMorgan has given and not withdrawn its written consent to the issue of this circular with the inclusion herein of references to its name in the form and context in which they appear and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

10.2 PricewaterhouseCoopers LLP has given and not withdrawn its consent to the inclusion in this circular of its report and the references thereto and to its name in the form and context in which they appear and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

11.	Miscellaneous

11.1 The New British Biotech Shares are not being marketed to, nor are available to purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with Admission.

11.2 Subject to certain restrictions, a copy of this circular is available on the British Biotech website at www.britishbiotech.co.uk. Copies of this circular, the Form of Proxy, the Listing Particulars, Offer Document and Form of Acceptance are also available, free of charge, by application to Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. A copy of this circular, the Form of Proxy, the Listing Particulars, Offer Document and Form of Acceptance may also be obtained from the registered office of British Biotech, Thames Court, Watlington Road, Oxford OX4 6LY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. The availability of the foregoing materials to holders of British Biotech Shares not resident or having a registered address in the UK may be limited.

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PART V

Risk Factors

Prospective investors should be aware that any investment in the Merged Group involves a high degree of risk and should be made only by those with the necessary expertise to appraise the investment. In addition to the other information in this document, the following risk factors should be considered in evaluating whether to make an investment in the Merged Group. Additionally, some risks may be unknown to British Biotech and Vernalis and after the Merger, other risks, currently believed to be immaterial, could turn out to be material. Any or all of these factors could have a material and adverse effect on the Merged Group’s operational results, financial condition and prospects. Furthermore, the trading price of existing issued British Biotech Shares and New British Biotech Shares could decline resulting in the loss of all or part of any investment therein.

1.	For the foreseeable future, the Merged Group will be highly dependent on the success of frovatriptan in the marketplace

Frovatriptan is the Merged Group’s only approved product. As such, and in the same way that Vernalis’ future until the Merger was dependent on the sales of frovatriptan, the Merged Group’s future is highly dependant on the sales of the product. The discovery of adverse reactions, including those which might result in individual or class warnings or contraindications, or its temporary or permanent withdrawal from the market, could considerably undermine the financial state of the Merged Group.

The Merged Group is working towards obtaining approval for the use of frovatriptan for the prophylactic treatment of menstrually associated migraine anticipating that this will increase the overall sales of the product. A failure to obtain the change in the permitted use would reduce the ultimate sales potential of this product.

The sales and marketing of frovatriptan is controlled by the Merged Group’s licensees, Elan Pharma International Limited (and its co-promotion partner, UCB) in the USA and Menarini International in Europe. If the licensees or co-promotion partner do not exercise sufficient efforts in marketing and sales of frovatriptan, or otherwise do not achieve the sales anticipated by the Merged Group, this could reduce milestone payments and royalties and have a material adverse effect on the cash position and the income (and any resulting profitability) of the Merged Group.

Various situations might arise with respect to Elan Pharma International Limited, Menarini, or UCB or any of their respective affiliates which could have an adverse effect on the sales and marketing of frovatriptan. These could include the commencement of insolvency related proceedings in respect of any of those entities, a direct or indirect sale or proposed sales of Elan Pharma International Limited by Elan to a third party or an assignment or proposed assignment by Elan Pharma International Limited of its licence in frovatriptan to a third party.

2.	The occurrence and timing of payment by Elan of the next milestone payment for frovatriptan sales is uncertain and is of great importance to the Merged Group’s financial well-being

Under the terms of its licence arrangements with the Merged Group, Elan is required to pay the Company a $15 million milestone payment if net sales by Elan and UCB in North America exceed $100 million in a 12 month period. The occurrence and timing of receipt of this milestone payment and the consequent increase in the Merged Group’s royalties from frovatriptan as a result of that sales level being achieved are uncertain and are of great importance to the Merged Group’s financial well-being. Furthermore, no assurance can be given as to the financial condition of Elan or that it will perform its obligations in full under the licence.

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3.	The Merged Group has a history of operating losses and negative cash flow and may never become profitable

Both British Biotech and Vernalis are early stage biotechnology companies that have a history of operating losses. No assurance can be given that the operations of the Merged Group will become profitable. These losses have arisen mainly from the costs incurred in research and development of their respective products and general administrative costs. For the year ended 30 April 2003, British Biotech’s pre-tax losses were £17.5 million. For the year ended 31 December 2002, Vernalis’ pre-tax losses were £18.1 million. The Merged Group expects to continue to incur operating losses over the next several years and may never be profitable. To date, each company has generated revenues through licence fees, milestone payments, contract research, and research and development funding from its partners. In addition, Vernalis has generated income from royalty fees related to the licensing of frovatriptan in the US, and from sales of the product in Europe. In order to support the research and development of each company’s drug candidates, the Merged Group plans to incur expenses considerably in excess of revenue. Sales of frovatriptan may not generate revenues at the levels anticipated. The Merged Group may not develop any additional products and any other products it may develop may not generate revenues.

4.	Additional funding may be required to give the Merged Group time to reach profitability

Researching new compounds and conducting pre-clinical and clinical trials is expensive. The Merged Group’s need for capital at any given time depends on a number of factors, including:

•	the Merged Group’s degree of success in commercialising frovatriptan;

•	the amount, and timing, of milestone payments the Merged Group receives from its collaborators;

•	the rate of progress and cost of the Merged Group’s research activities;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

•	the emergence of competing products and other adverse market development; and

•	changes in, or termination of, the Merged Group’s existing collaboration and licensing arrangements.

The Merged Group is of the opinion that the combined available cash resources from British Biotech and Vernalis, according to the current business plan, will be sufficient to fund its operating losses for at least the next 12 months from the date of publication of this document. After this date the Merged Group might not have any cash resources, bank credit facility or other working capital credit line under which it might borrow funds for working capital or other general corporate purposes. If the Merged Group’s plans or assumptions change or are inaccurate, it might need to seek capital sooner than anticipated. The Merged Group might seek to raise any funds it needs through public equity offerings. If the Merged Group obtains funds through a bank credit facility or through the issuance of debt securities or preferred shares, this indebtedness or preferred shares would have rights senior to the rights of holders of the New British Biotech Shares, and the terms of such indebtedness or preferred shares could impose restrictions on its operations. If it is unable to raise additional funds when it needs them, the Merged Group may be required to delay, reduce or eliminate some or all of its programmes. The Merged Group may also be forced to license compounds or technology to others that it would prefer to develop internally until a later and potentially more lucrative stage. If the Merged Group raises additional funds through collaborations and other licensing arrangements, it may have to relinquish its rights to some of its compounds or technologies or grant licences on unfavourable terms.

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5.	The Merged Group may be unable to retain and attract key employees

The loss of key employees could weaken the Merged Group’s scientific and management capabilities, resulting in delays in the development of its drugs and impacting negatively on the Merged Group’s business. Both British Biotech and Vernalis are, and the Merged Group will be, significantly dependent on certain scientific and management personnel. Although the Merged Group has entered into employment or consultancy arrangements with each of the Merged Group’s key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Biotechnology companies such as British Biotech and Vernalis are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programmes, collaborative relationships and strategic goals. The loss of these key employees and the Merged Group’s inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Merged Group.

The biotechnology industry has a highly competitive market for qualified scientific and managerial employees. During the pre-Merger and integration periods, competitors may try to recruit the employees of British Biotech and Vernalis. Employees of both companies may also decide to leave due to the uncertainty surrounding the Merger. In addition, as the Merged Group develops it may also need to attract new personnel to manage new programmes and to provide the management experience necessary for the Merged Group to make the transition from a development-focused company to a company with strong sales, marketing, production and distribution capabilities.

6.	The Merged Group may experience difficulties managing its growth

The Merged Group expects significant growth in all areas of its operations as it expands its business. Growth in the Merged Group’s business has placed, and may continue to place, a significant strain on its management and operations. The Merged Group’s failure to meet any growth or development challenges could have a material adverse effect on its operations. To compete effectively and manage its growth, the Merged Group will need to continue to:

•	improve its managerial controls and procedures;

•	train, manage and motivate a growing employee base;

•	develop the necessary computer capacity and information systems to support its increasing operational needs and its discovery and development efforts;

•	secure suitable office and laboratory facilities to accommodate its growing needs;

•	accurately forecast demand for its research capability and products; and

•	expand existing operational, financial and management information systems.

7.	Development of the Merged Group’s drug candidates

Because development of drug candidates involves a lengthy and complex process, no assurance can be made that the Merged Group will be able to bring any of the drug candidates it is developing to market. Immediately following the Merger, the Merged Group expects to have a total of six drug development programmes in clinical trials. British Biotech and Vernalis are each conducting pre-clinical tests on additional drug development programmes. Any drug candidate which the Merged Group wishes to offer commercially to the public must be put through extensive research, development and pre-clinical and clinical testing which will be costly to the Merged Group. This development process takes several years. In addition, the Merged Group or its partners will need to obtain regulatory approvals to conduct clinical trials and manufacture drugs before they can be marketed. Results of pre-clinical studies are not necessarily indicative of results that may be obtained in clinical trials and results in early clinical trials may be different from those obtained in long-term testing or in general use. Adverse or inconclusive results from pre-clinical testing or clinical trials may substantially delay, or halt entirely, the development of products.

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The Merged Group may fail to successfully develop a drug candidate for many reasons, including:

•	the failure to establish any collaborative third party agreements to support drug development;

•	the failure to produce a promising compound in sufficient quantities to conduct clinical trials or to manufacture the compound at commercially acceptable quantities and prices;

•	the failure of the drug in pre-clinical studies;

•	the inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

•	the failure to obtain required regulatory approvals.

8.	Commercial success of the Merged Group’s drug candidates

The drugs that the Merged Group brings to market may not be commercially successful. The Merged Group’s success depends on acceptance of the Merged Group’s products by the market, including by physicians and third-party payors, and consequently the Merged Group’s progress may be adversely affected if it is unable to achieve market acceptance of its products. Factors that may affect the rate and level of market acceptance of any of the Merged Group’s products include:

	•	the existence or entry onto the market of superior competing products or therapies;

	•	the price of the Merged Group’s products compared to competing products;

	•	public perception regarding the safety, efficacy and benefits of the Merged Group’s products compared to competing products or therapies;

	•	the effectiveness of the Merged Group’s sales and marketing efforts and those of the Merged Group’s marketing partners;

	•	regulatory developments related to manufacturing or use of the Merged Group’s product;

	•	the willingness of physicians to adopt a new treatment regimen; and

	•	publicity concerning the product type in general.

9.	Even if the Merged Group’s products are approved, they may still face later regulatory difficulties

Even if the Merged Group receives regulatory approval to sell any of its products, the FDA, MHRA or comparable foreign regulatory agencies could require the Merged Group to conduct post-marketing trials or could prevent the Merged Group from using the labelling claims which the Merged Group would like to use to promote its products. Regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Merged Group fails to comply with regulatory requirements, regulators could:

•	impose fines against the Merged Group;

•	impose restrictions on the product, its manufacturer, or the Merged Group;

•	require the Merged Group to recall or remove a product from the market;

•	suspend or withdraw its regulatory approvals;

•	require the Merged Group to conduct additional clinical trials;

•	require the Merged Group to change its product labelling; or

•	require the Merged Group to submit additional marketing applications.

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If any of these events occur, the Merged Group’s ability to sell its products will be impaired and the Merged Group may incur substantial additional expense to comply with the regulatory requirements.

In addition, in certain countries, even after regulatory approval, the Merged Group is still required to obtain price reimbursement approval. This may delay the marketing of the Merged Group’s products or, when approval cannot be obtained, mean that the product cannot be sold at all.

10.	Ability to compete

The Merged Group’s competitors in the biotechnology and pharmaceutical industries may have superior research capability, drugs, manufacturing capability or marketing expertise. The Merged Group’s business faces intense competition from major pharmaceutical companies and specialised biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Merged Group’s drug programmes. Many of the Merged Group’s competitors have significantly greater financial and human resources and may have more experience in research and development. As a result, the Merged Group’s competitors may develop safer or more effective drugs, implement more effective sales and marketing programmes or be able to establish superior proprietary positions. In addition, the Merged Group anticipates that it will face increased competition in the future as new companies enter the Merged Group’s markets and alternative drugs and technologies become available.

The Merged Group’s products under development are expected to address a broad range of markets. The Merged Group’s competitive position will be determined in part by the potential indications for which the Merged Group’s products are developed and ultimately approved by regulatory authorities. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area may be at a significant competitive advantage relative to late entrants to the market. Accordingly, the relative speed with which the Merged Group or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

The Merged Group’s competitors are developing products that could compete with the product candidates the Merged Group is developing. For example, in some countries frovatriptan is entering the migraine treatment market as the seventh drug in its class. The Merged Group and its collaborators will need to pursuade patients and physicians to adopt its products over its competitors’ products.

11.	Technological changes could overtake the Merged Group

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Merged Group’s drugs or make them obsolete. The field of biotechnology is characterised by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which render the Merged Group’s drug candidates less competitive or even obsolete before they generate revenue.

12.	Third-party reimbursement

The Merged Group may be adversely affected by third-party reimbursement and healthcare cost containment initiatives. A significant portion of the Merged Group’s future revenue is likely to depend on payments by third-party payers, including government health administration authorities and private health insurers. The Merged Group may not be able to sell its drugs profitably if reimbursement from these sources is unavailable or limited. Third-party payers are increasingly attempting to contain healthcare costs through measures that are likely to impact the drugs the Merged Group is developing, including:

•	challenging the prices charged for healthcare products, by limiting both coverage and the amount of reimbursement for new therapeutic products, and by denying or limiting coverage for drugs that are approved by the regulatory agencies but are considered experimental by third-party payers; and

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•	refusing to provide coverage when an approved drug is used in a way that has not received regulatory marketing approval.

13.	Protection of the Merged Group’s intellectual property

The Merged Group’s success depends in part on its ability to obtain and maintain protection for its inventions and proprietary information, so that it can stop others from making, using or selling its inventions or proprietary rights. The Merged Group owns a portfolio of patents and patent applications and is the authorised licensee of other patents. There is a significant delay between the time of filing of a patent application and the time its contents are made public, and others may have filed patent applications for subject matter covered by the Merged Group’s pending patent applications without the Merged Group being aware of those applications. The Merged Group’s patent applications may not have priority over patent applications of others and its pending patent applications may not result in issued patents. Even if the Merged Group obtains patents, they may not be valid or enforceable against others. Moreover, even if the Merged Group receives patent protection for some or all of its products, those patents may not give the Merged Group an advantage over competitors with similar products.

To develop and maintain its competitive position, the Merged Group also relies on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation, which it protects with security measures it considers to be reasonable, including confidentiality agreements with its collaborators, consultants and employees. The Merged Group may not have adequate remedies if these agreements are breached and the Merged Group’s competitors may independently develop any of this proprietary information.

If the Merged Group fails to obtain adequate protection for its intellectual property, the Merged Group’s competitors may be able to take advantage of the Merged Group’s research and development efforts. The Merged Group’s success will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies in general and, in particular, drugs and processes. The Merged Group may not be able to obtain patent protection for the composition of matter of discovered compounds, processes developed by its employees or medical uses of compounds discovered through its technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The Merged Group’s patent position is therefore highly uncertain and involves complex legal and factual issues.

14.	Costs of protecting the Merged Group’s intellectual property

The Merged Group may incur substantial costs as a result of disputed intellectual property. The Merged Group may have to initiate litigation to enforce its patent and licence rights. If the Merged Group’s competitors file patent applications that claim technology also claimed by the Merged Group, the Merged Group may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Merged Group to significant liabilities and require the Merged Group either to cease using a technology or to pay licence fees.

The Merged Group could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Merged Group’s favour. Some of the Merged Group’s competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Merged Group can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have material adverse effect on the Merged Group’s ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.

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15.	Dependence on certain collaborators and contractors

The Merged Group’s success is dependent on its collaborators and contractors. The Merged Group’s collaborators have substantial responsibility for some of the development and com-mercialisation of the Merged Group’s drug candidates. Certain of the Merged Group’s collaborators also have significant discretion over the resources they devote to these efforts. The Merged Group’s success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. The Merged Group cannot guarantee that these collaborators will devote sufficient resources to collaborations with the Merged Group or that the Merged Group’s drug candidates can be developed and commercialised without these collaborators.

Currently, British Biotech’s most important collaborators are ImmunoGen, Serono, MGI Pharma and GeneSoft; Vernalis’ are Elan, Menarini and Roche. Following the Merger, the Merged Group’s business will rely significantly on these strategic partners. If the relationship with any one of these partners (or their co-partners) is adversely affected, the Merged Group’s results of operations may be adversely impacted. In addition, the Merged Group will be unable to provide all of its research, development, manufacturing, marketing or sales needs and so the Merged Group will depend on contractors providing such services and upon the effort and skill of the companies providing those services.

The Merged Group cannot guarantee that:

•	existing collaborative arrangements or licence agreements will be able to be maintained;

•	any new collaborative arrangements or licence agreements will be on favourable terms; or

•	any collaborative arrangements or licence agreements will prove successful.

If the Merged Group is unable to continue with any of the existing collaborations and, following negotiations with the relevant partners, terminates a collaboration, no assurance can be given that this will not have a negative impact on the reputation of the Merged Group or its ability to secure additional collaborations in the future.

16.	The Merged Group is dependent on single sources of supply for some of its components

The Merged Group currently depends on single sources of supply for components it needs to conduct its research activities and for some of the raw materials used to manufacture frovatriptan. These suppliers may be unwilling or unable to meet the Merged Group’s future needs. Replacing one of these suppliers or finding additional suppliers could take a long time. For example, if circumstances required the Merged Group to locate an alternative supplier for the raw materials used to manufacture frovatriptan or an alternative secondary manufacturer, manufacture and delivery to the marketplace of frovatriptan could be interrupted. Similarly, if the Merged Group had to interrupt its research programmes in order to locate an alternative supplier of essential components, the Merged Group could be forced to delay pre-clinical or clinical trails. Any of these events would adversely affect the Merged Group’s programmes and projected revenues.

17.	If the Merged Group fails to maintain its computer hardware, software and related infrastructure, market acceptance would be delayed and revenues lost

The Merged Group’s research and development programmes involve the analysis of large amounts of data. The Merged Group depends on the continuous, effective, reliable and secure operation of its computer hardware, software and related infrastructure. If the Merged Group’s hardware or software malfunctions, or if their operations are interrupted by forces beyond the Merged Group’s control, the Merged Group will experience reduced productivity.

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18.	Integration of operations

There can be no assurance that British Biotech and Vernalis will be able to successfully integrate their operations and realise the benefits expected from the integration. The integration of British Biotech and Vernalis’ operations will require, amongst other things:

•	educating the employees of each company about the technologies and programmes of the other company;

•	co-ordinating or combining research and development efforts;

•	maintaining collaborative relationships as a Merged Group; and

•	aligning the strategic plans of two previously independent management teams.

Integration will require the dedication of management resources that may prevent management from spending its customary amount of time on the day-to-day business of the Merged Group. If British Biotech and Vernalis fail to integrate the companies quickly and efficiently, the benefits expected to be created for shareholders from the integration may not be realised and the Merged Group’s business and results of operations could be adversely affected.

19.	Availability and integration of future acquisitions

The biotechnology sector in the United States and in Europe has been characterised by consolidation. The Merged Group’s competitors may also pursue business combinations and bid for companies that the Merged Group views as potential partners in a business combination. As a result, the Merged Group may be unable to locate or enter into business combinations with partners that are the most suitable to its product platform and business strategy, which would limit the synergies created by a business combination. There can be no guarantee that the Merged Group will be able to successfully integrate any businesses or assets that it may acquire in future transactions. Part of the Merged Group’s business strategy is to acquire businesses and assets specialising in pharmaceutical research and development and related services. At this time neither British Biotech, Vernalis nor the Merged Group is a party to any definitive agreement for the acquisition of any material business or assets (other than agreements in the ordinary course of business and the Merger) and no guarantee can be given that definitive agreements may be reached with any person, or that if definitive agreements are executed, that such agreements will be consummated.

20.	Evaluation of business

British Biotech and Vernalis’ limited operating histories make it difficult for an investor to evaluate the Merged Group’s business and prospects. The Merged Group’s product pipeline may not result in any meaningful benefits to the Merged Group. Due to the limited operating history referred to above, the Merged Group may have difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which the Merged Group can devote development effort is limited by the availability of financial and scientific resources, the Merged Group is exposed to the risk that the delay or failure of individual product development programmes will adversely affect the content and delivery over time of the Merged Group’s product development pipeline. Investors should consider the Merged Group’s business and prospects in light of the heightened risks and unexpected expenses and problems the Merged Group may face as a business in an early stage of development in a new and rapidly evolving industry.

21.	Potential volatility of share price

New British Biotech Shares may fluctuate in value substantially. The market price for British Biotech Shares and the securities of other emerging biotechnology companies have been volatile. During 2002, British Biotech’s closing share price ranged from 44 pence to 365 pence and in 2003 to date ranged from 57 pence to 105 pence (all British Biotech share prices prior to 22 April 2003 have been adjusted to reflect the capital reorganisation completed on 22 April 2003). Factors that could significantly impact the market price of New British Biotech Shares in the future include:

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•	sales of frovatriptan;

•	announcements concerning research activities, technological innovations, clinical trials or financial results by the Merged Group or its competitors;

•	termination of collaborations by the Merged Group or its partners;

•	governmental regulatory initiatives;

•	the FDA, MHRA or European Medicines Evaluation Agency approving or denying new drug applications;

•	patent or proprietary rights developments;

•	public concern as to the safety or ethical implications of biotechnology products;

•	the Merged Group’s ability to deliver expected merger benefits and integrate the businesses of British Biotech and Vernalis; and

•	sales of substantial amounts of the Merged Group’s shares by existing shareholders;

•	price and volume fluctuations in the stock market at large that do not relate to the Merged Group’s operating performance;

•	changes in financial estimates by securities analysts, comments by securities analysts, or the Merged Group’s failure to meet analysts’ expectation;

•	actual or anticipated variations in periodic operating results;

•	new products or services introduced or announced by the Merged Group or its competitors;

•	changes in the market valuations of other similar companies;

•	announcements by the Merged Group of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	additions or departures of key personnel.

22.	Government regulation

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the US, the UK and Europe and by regulatory agencies in other countries where the Merged Group intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of drugs and also review the quality, safety and effectiveness of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

Government regulation imposes significant costs and restrictions on the development of pharmaceutical products for human use, including those the Merged Group is developing. The development, clinical evaluation, manufacture and marketing of the Merged Group’s products and ongoing research and development activities are subject to regulation by governments and regulatory agencies in all territories within which the Merged Group intends to manufacture and market its products (whether themselves or through a partner). No assurance can be given that any of the Merged Group’s products will successfully complete the clinical trial process or that regulatory approvals to manufacture and market these products will ultimately be obtained.

The time taken to obtain regulatory approval varies between territories and no assurance can be given that any of the Merged Group’s products will be approved in any territory within the timescale envisaged, or at all. This may result in a delay, or make impossible, the commercialisation of its products.

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Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product’s indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country’s authority.

If regulatory approval is obtained, the product and its manufacture will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale, manufacture or use, including withdrawal of the product from the market, or may otherwise have an adverse effect on the Merged Group’s business.

23.	Insurance

The Merged Group’s business exposes it to potential product liability, and professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. No assurance can be made that product liability, clinical trials or any future necessary insurance cover will be available to the Merged Group at an acceptable cost, if at all, or that, if there is any claim, the level of the insurance the Merged Group carries now or in the future will be adequate or that a product liability, professional indemnity or other claim would not materially and adversely affect the Merged Group’s business. In addition, it may be necessary for the Merged Group to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Merged Group’s insurance coverage may not be adequate.

24.	Competition regulation

The Merged Group’s activities are subject to several competition law regimes such as those of the European Union, the US and the UK. Article 81(1) of the EC Treaty prohibits agreements between undertakings which have as their object, or effect, the restriction, prevention or distortion of competition within the European Union and which may affect trade between member states. The UK has a similar system of competition law.

Agreements restricting competition within the meaning of Article 81(1) are void in whole or in part. The European Commission may impose fines of up to 10 per cent. of the respective worldwide turnover in the preceding business year on parties entering into such agreements. Persons who have suffered loss by reason of the anti-competitive restrictions may claim damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of the fact that they do not have an appreciable effect on competition or fall within a block exemption. Parties to an agreement not covered by a block exemption may presently apply to the European Commission for an individual exemption. In practice, a similar (but less legally secure) result to an individual exemption can presently be achieved by obtaining a non-binding ‘‘comfort letter’’ from the European Commission.

Certain agreements that British Biotech or Vernalis have, or a member of the British Biotech Group or Vernalis Group have, entered into or the Merged Group may enter into, for example with collaborators and licensees, contain provisions which might be said to be restrictive of competition under Article 81(1). In particular, certain licence agreements that a member of the British Biotech Group or Vernalis Group have entered into, or the Merged Group may enter into, involving the grant of exclusive licences of patents, patent applications, other intellectual property rights and know-how covering the EU territory and/or territorial restrictions may be deemed restrictive. The relevant company will determine on an agreement-by-agreement basis whether the effect of any agreement is not appreciable or a block exemption from the application of Article 81(1) applies to any agreement and, if not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If a block exemption is not applicable and the relevant company does not apply for, or is unsuccessful in obtaining, an individual exemption from the European Commission, provisions of any agreement that restrict competition under Article 81(1), including those relating to the exclusivity rights, may be unenforceable, which could have a material adverse effect on that company. The relevant company could also potentially be subject to fines and/or claims for damages in relation to any anti-competitive arrangements which it enters.

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The Merged Group’s activities are also subject to the EC rules on State aid. Article 87(1) of the EC Treaty prohibits any aid granted by a Member State or through State resources which distorts or threatens to distort competition by favouring certain undertakings or the production of certain goods and which affects trade between Member States. Articles 87(2) and 87(3) provide a list of exhaustive categories of aid compatible with the common market. The European Commission must be informed of any plans to grant or alter aid and, if it finds that a State aid has been granted or altered without prior notification, it is entitled to require the Member State in question to suspend the aid pending the outcome of its decision. If the European Commission finds that the aid is incompatible with the common market, it will generally require repayment of the aid with interest.

Certain arrangements that a member of the British Biotech Group or the Vernalis Group have entered into or the Merged Group may enter into, for example with Governmental collaborators, may involve benefits which might be said to be State aid under Article 87(1). The relevant company will determine on a case-by-case basis whether the effect of any arrangement is to grant or alter aid which should be notified to the European Commission. Any such arrangements which are not notified and subsequently found to be incompatible with the common market could potentially have to be repaid.

25.	Use of hazardous materials

The Merged Group’s research work involves the controlled use of biological waste, chemicals, and hazardous, infectious and radioactive materials. The Merged Group is subject to UK and European environmental laws and regulations governing the use, storage, handling, and disposal of these materials and other waste products. Despite its precautions for handling and disposing of these materials, the Merged Group cannot eliminate the risk of accidental contamination or injury. In the event of a hazardous waste spill or other accident, the Merged Group could be liable for damages, penalties or other forms of censure. If the Merged Group fails to comply with any laws or regulations, or if an accident occurs, the Merged Group may have to pay significant penalties and will be held liable for any damages that result. This liability could exceed the Merged Group’s financial resources and could harm its reputation. The Merged Group may also have to incur significant additional costs to comply with current or future environmental laws and regulations. The Merged Group’s failure to comply with any government regulation applicable to its laboratory and the materials used in its laboratory may adversely affect its ability to develop, produce or market any products it may develop.

26.	General litigation

The Merged Group in carrying out its activities will potentially face contractual and statutory claims, or other types of claim. In addition, the Merged Group is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of drug products. Consumers, healthcare producers or persons selling products based on the Merged Group’s technology may be able to bring claims against the Merged Group based on the use of such products in clinical trials and the sale of products based on the Merged Group’s technology.

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Claims have been alleged against British Biotech on behalf of shareholders and former shareholders as set out in paragraph 6 of Part IV of this circular. If proceedings were to commence, such proceedings could be protracted and may require substantial personnel and financial resources. In the case of an adverse outcome for the Merged Group, its liquidity could be adversely affected. To date no proceedings have been served on the Company, however a belief on the part of third parties that proceedings may have commenced or any uncertainty as to the outcome of any potential proceedings could adversely affect the Merged Group’s ability to conduct its business and, in particular, could impair the Merged Group’s ability to negotiate business combinations with other biotechnology companies.

27.	The Merged Group may be subject to special interest groups and adverse public opinion

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. British Biotech and Vernalis place contracts for such work either themselves or through their collaborators. Such work can be subject to adverse public opinion and has attracted the attention of special interest groups, including those of animal rights activists. Such special interest groups have targeted British Biotech and Vernalis in the past but this has not had a significant impact on either British Biotech’s or Vernalis’s operations to date. There can, however, be no assurance that such groups will not, in the future, focus on the Merged Group’s activities or those of its licensees or collaborators, or that any such public opinion would not adversely affect the Merged Group’s operations.

The pharmaceutical industry is frequently subject to adverse publicity on many topics, including corporate governance or accounting issues, product recalls and research and discovery methods, as well as to political controversy over the impact of novel techniques and therapies on humans, animals and the environment. Adverse publicity about the Merged Group, its collaborators, its products, or any other part of the industry may hurt the Merged Group’s public image, which could harm its operations, cause its share price to decrease or impair its ability to gain market acceptance for its products.

28.	The Company may be classified as an investment company which could restrict its ability to raise additional capital

British Biotech may, in the future, be classified as an investment company under the US Investment Company Act of 1940, as amended, because it may, in the future, own investment securities that have a value exceeding 40 per cent. of its unconsolidated assets not including US government securities and it may not qualify for any exemption under the Investment Company Act. If British Biotech is classified as an investment company, and chooses not to register with the SEC, it may not, among other things, be allowed to conduct a public offering of securities in the United States in the future which may impact its ability to raise additional capital.

29.	Foreign exchange rate fluctuations may adversely affect the Merged Group’s results of operations and financial condition

The Merged Group records its transactions and prepares its financial statements in pounds sterling, but a substantial proportion of the Merged Group’s income is received in US dollars or Euros. In addition, the Merged Group has a large US dollar denominated liability to GlaxoSmithKline and also incurs a proportion of its expenditure in US dollars, relating primarily to the clinical trials that it conducts in the United States. To the extent that the Merged Group’s foreign currency assets and liabilities are not matched, fluctuations in exchange rates between pounds sterling, the US dollar and the Euro may result in realised or unrealised exchange gains and losses on translation of the underlying currency into pounds sterling that may increase or decrease the Merged Group’s results of operations and may adversely affect the Merged Group’s financial condition each as stated in pounds sterling. The Merged Group does not engage in hedging transactions to minimise translation rate exposure.

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Definitions

Admission	the admission of the New British Biotech Shares to the Official List and trading on the London Stock Exchange’s market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

Admission and Disclosure Standards	the admission and disclosure standards of the London Stock Exchange

American Home Products	American Home Products Corporation (which has since changed its name to Wyeth) and/or its affiliates

Articles of Association	the articles of association of British Biotech

Biogen	Biogen Inc. and/or its affiliates

Board or British Biotech Directors	the existing directors of British Biotech

British Biotech	British Biotech plc, registered in England and Wales under number 2304992

British Biotech Group	British Biotech and its subsidiary undertakings and, where the context so requires, each of them

British Biotech Shares	ordinary shares of 5 pence each in the capital of Company

British Biotech Share Schemes	the British Biotech Group 1992 Share Option Scheme, the British Biotech Executive Share Option Scheme, the British Biotech Group SAYE Share Option Scheme, the British Biotech Deferred Share Bonus Scheme, the British Biotech Option Plan, (comprising the British Biotech Approved Share Option Plan and the British Biotech Discretionary Share Option Plan) and the British Biotech Savings Related Share Option Plan

British Biotech Shareholders	existing holders of British Biotech Shares

Business Day	any day on which the London Stock Exchange is open for the transaction of business

Cazenove	Cazenove & Co. Ltd

Closing Price	the mid-market price of a share at the close of dealings on the London Stock Exchange as derived from the Daily Official List

Code	the City Code on Takeovers and Mergers

Companies Act	the Companies Act 1985 of England and Wales, as amended

Company	British Biotech

Court	the High Court of Justice in England and Wales

CREST	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)

CRESTCo	CRESTCo Limited, the operator of CREST

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as from time to time amended

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Daily Official List	the daily official list of the London Stock Exchange

Elan	Elan Corporation and/or any of its affiliates

Extraordinary General Meeting/EGM	the extraordinary general meeting of British Biotech for the purpose, inter alia, of approving the terms held on 13 August 2003, including any adjournment thereof

FDA	US Food and Drug Administration

Form of Acceptance	the form of acceptance which accompanies the Offer Document

Form of Proxy	the form of proxy to be used by British Biotech Shareholders at its EGM

FSMA	Financial Services and Markets Act 2000

Fujisawa	Fujisawa Healthcare Inc. and/or its affiliates

Gartmore	Gartmore Investment Limited

GeneSoft	GeneSoft Inc

GlaxoSmithKline	GlaxoSmithKline plc and/or its affiliates

ImmunoGen	ImmunoGen Inc

Invesco	Amvescap plc and its affiliates

JPMorgan	J.P. Morgan plc

Jupiter	Jupiter Asset Management Limited

Lilly	Eli Lilly & Company and/or its affiliates

Listing Particulars	the document dated 25 July 2003 comprising listing particulars of British Biotech in relation to the New British Biotech Shares

Listing Rules	the listing rules of the UK Listing Authority made under section 74 of the FSMA

London Stock Exchange	London Stock Exchange plc

Memorandum of Association	the memorandum of association of British Biotech

Menarini	Menarini International S.A. and/or any of its affiliates

Merged Group	British Biotech and its subsidiary undertakings after the completion of the Merger, including Vernalis and its subsidiary undertakings

Merger	the proposed acquisition by British Biotech of the Vernalis Shares pursuant to the Offer and pursuant to the subsequent compulsory acquisition procedure

Merger Resolution	the resolution set out in the notice of EGM seeking the approval of British Biotech Shareholders to the Offer

MethylGene	MethylGene Inc

MGI Pharma	MGI Pharma Inc.

MHRA	Medicines & Healthcare Products Regulatory Agency

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Net Cash	cash at bank and in hand, and short term deposits and investments, less all borrowings, overdrafts, loans, mortgages and finance leases

New British Biotech Shares	the new British Biotech Shares to be allotted and issued credited as fully paid to Vernalis Shareholders in accordance with the terms of the Offer

Offer	the recommended offer made by JPMorgan on behalf of British Biotech to acquire the entire issued and to be issued share capital of Vernalis on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance including where the context requires, any subsequent revision, variation, increase, extension or renewal thereof

Offer Document	the document dated 25 July 2003 addressed to certain Vernalis Shareholders containing and setting out the terms and conditions of the Offer

Official List	the official list of the UK Listing Authority

Overseas Optionholders	holders of options over British Biotech Shares and/or Vernalis Shares who have registered addresses outside the United Kingdom or are citizens of, or resident or located in, countries other than the United Kingdom

Overseas Shareholders	holders of British Biotech Shares and/or Vernalis Shares who have registered addresses outside the United Kingdom or are citizens of, or resident or located in, countries other than the United Kingdom

Panel	The Panel on Takeovers and Mergers

Proposed Directors	the proposed additional directors of British Biotech following the Merger whose names are listed on page 67 of this circular

Registrar of Companies	the Registrar of Companies in England and Wales

Related Party Resolution	the resolution set out in the notice of EGM seeking the approval of British Biotech Shareholders (other than Invesco) to the acceptance of the Offer by Invesco (assuming such acceptance is forthcoming)

Remuneration Committee	the remuneration committee of British Biotech from time to time

Reporting Accountants	PricewaterhouseCoopers LLP, auditors and reporting accountants to British Biotech whose details are set out at the front of this circular

Resolutions	the Merger Resolution and the Related Party Resolution

RiboTargets	RiboTargets Holdings plc

Roche	F. Hoffman-La Roche Limited and/or any of its affiliates (including in the context of the Roche Convertible Loan, Roche Finance Limited)

Roche Convertible Loan	the £7.0 million convertible loan agreement dated 13 May 2002 between Vernalis and Roche, as described in paragraph 9 of Part I of this circular

Schering Plough	Schering Plough Corporation and/or its affiliates

SEC	Securities and Exchange Commission of the United States.

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Securities Act	the US Securities Act of 1933, as amended

Serono	Serono S.A.

subsidiary undertaking	has the meaning given in the Companies Act

UCB	UCB Pharma S.A. and/or its subsidiaries and affiliates including UCB Pharma Inc.

UK/United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UK Listing Authority/UKLA	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA

US/United States	the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia

Vernalis	Vernalis Group plc, registered in England and Wales under number 03137449

Vernalis Board or Vernalis Directors	the directors of Vernalis

Vernalis Group	Vernalis and its subsidiary undertakings and, where the context so requires, each of them

Vernalis Incentive Plans	the 1993 Vanguard Medica Executive Option Scheme; the Vernalis Company Share Option Plan 1996; the Vernalis Savings Related Share Option Scheme; the Vernalis Group plc All Employee Share Ownership Plan and the Vernalis Restricted Share Scheme

Vernalis Restricted Share Scheme	the Vernalis Restricted Share Scheme and related employee benefit trust

Vernalis Shareholders	holders of Vernalis Shares

Vernalis Shares	all the existing issued ordinary shares of 10 pence each in the capital of Vernalis and any further such shares which are unconditionally allotted or issued while the Offer remains open for acceptance or, subject to the provisions of the Code, by such other date as British Biotech may determine

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Glossary of Scientific Terms

Acute Myocardial Infarction (AMI)	common type of heart attack caused when one of the coronary infarction arteries becomes blocked

acute treatment	treatment aimed at quickly addressing and ameliorating the symptoms of a disease

adenosine A2A antagonist	a substance which reduces or prevents the effect of adenosine at the Adenosine A2A receptor site

adenosine A2A receptor	subtype of receptor for adenosine, a chemical neurotransmitter found in the body especially in the nervous system

agonist	a substance which enhances biological activity at a receptor site

AML	acute myeloid leukaemia; a type of cancer that affects the body’s blood forming tissues, resulting in an overabundance of immature white blood cells

analgesic	drug that relieves or alleviates pain

antagonist	a substance which reduces or prevents the effect of an agonist at a receptor site

antibiotic	chemical or biological substance which has the capacity to inhibit the growth of or to kill bacteria

anthrax lethal toxin	poison produced by the bacteria, Bacillus anthracis, which causes anthrax

atomic level	the level at which interactions can be observed between the potential drug molecule and the target protein

ATPase	enzyme which breaks down adenosine triphosphate (ATP)

biodefence	activities designed to defend people from the toxic effects of biological agents that could be used either by terrorists or in a war situation

biotechnology	set of biological techniques developed through basic research and now applied to research and product development

botulin toxin	poison produced by Clostridium botulinum

buspar (buspirone)	this is a drug with calming properties, which is used to treat anxiety

cancer	a malignant tumor in which cells grow unrestrained in an organ or tissue in the body. A cancer is usually named after the originating organ

Central Nervous System (CNS)	pertaining to the brain, cranial nerves and spinal cord. It does not include muscles or peripheral nerves

CD56-positive	tumour cells which carry the CD56 antigen on their surface

clinical trial	research conducted with patients to evaluate a new treatment or drug

community-acquired pneumonia	an infection caused by inflammation of the lungs and build up of fluid in the lungs, contracted in the community

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CTX	Clinical Trials Exemption, which represents the formal approval from the MHRA to conduct clinical trials in patients in the UK

cytotoxic	toxic to human and animal cells

decarboxylase	any enzyme that removes a molecule of carbon dioxide from a larger molecule

deep vein thrombosis	blood clotting in the veins of the leg

dexfenfluramine	A drug that acts in the central nervous system and causes appetite suppression

diskinesia	impairment of the power of voluntary movement, resulting in fragmented or incomplete movements

DM1	poison related to the anti-cancer agent, maytansine

dopamine	a neurotransmitter found within the central nervous system

emesis	the act of vomiting

enantiomer	nonsuperimposable mirror images

enzyme	protein molecule produced by living cells that catalyses chemical reactions of other substances without itself being destroyed or altered upon completion of the reactions

frovatriptan	5-HT1B/D receptor agonist for the treatment of migraine

GABAA agonist	agent that mimics the activity of gamma-hydroxybutyric acid at the sub-type A receptor. GABA is a central nervous system neurotransmitter involved with sensory processing throughout the central nervous system

gastric adenocarcinoma	form of stomach cancer affecting the lining of the stomach

gepirone	this is a drug with calming properties, which is used to treat anxiety

gram-positive bacteria	bacteria are characterized by a staining procedure into two distinct groups, Gram positive and Gram negative. Gram-positive bacteria have an outer covering or membrane, whereas the walls of Gram-negative bacteria do not

Hsp90 inhibitor	a substance which prevents the action of heat shock protein 90

humanised monoclonal	an antibody recognising a single specific target

in vitro	outside the body—used to describe scientific experiments conducted in a test tube setting

in vivo	in the body—used to describe scientific experiments conducted in a live animal

IND	investigational new drug as defined in Federal Regulations Title 21, Part 312.3

inflammation	localised protective response elicited by injury or infection of tissue, which serves to destroy, dilute or sequester both the causative agent and the injured tissue

inflammatory disease	this covers a number of diseases, including multiple sclerosis, that are characterised by or caused by inflammation

intracranial haemorrhage	bleeding within the cranium, an area of the brain

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kinases	enzymes which catalyse the transfer of phosphate from ATP to a substrate

L-DOPA	substance from which dopamine is formed in the body

lead optimisation	the process by which a compound possessing activity for a particular therapeutic target is improved in terms of potency, selectivity over other targets, efficacy in disease models and ADMET properties

LpxC	LpxC is a metalloenzyme required for the synthesis of lipid A, a key component of the outer covering of Gram-negative bacteria. LpxC requires catalytic zinc for activity

matrix metalloproteases	family of structurally related zinc containing enzymes that mediate the breakdown of tissue and are therefore targets for therapeutic inhibitors in many inflammatory, malignant and degenerative diseases

metalloenzyme inhibitors	compounds capable of inhibiting an enzyme that requires a catalytic metal for activity

mg/kg	milligrams per kilogram. Usually made in reference to drug doses per kilogram of bodyweight

migraine	a severe, recurring headache, usually affecting only one side of the head, characterised by sharp pain and accompanied by nausea, vomiting, visual disturbances and scintillating appearances of light

multiple sclerosis	disorder of the central nervous system involving decreased neurological function associated with the loss of insulating covering of nerve cells

myeloid leukaemia	sub-class of cancer of the white blood cells

neuroendocrine tumours	cancer tumours which produce and secrete hormones

neurological disorders	disturbance in structure or function of the central nervous system resulting from development as abnormality, disease or injury

neurotransmitter	any of a group of substances that are released from neurons of the central or peripheral nervous system to either excite or inhibit another neuron or target cell

non-sedative	an agent that does not exert a sleep inducing or tranquilizing effect

opiates	pain relieving drugs related to opium

Parkinson’s disease	progressive neurological disease whose symptoms include shuffling gait, stooped posture, resting tremors, speech impediments, movement difficulties, and an eventual slowing of mental processes and dementia

pathologically relevant	finding or characteristic that is considered to be relevant to a particular disease

peptide deformylase (PDF)	bacterial enzyme essential for the survival and multiplication of bacteria

pharmaceutical	pertaining to pharmacy or to drugs

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pharmacokinetics	the study of the time course of a drug in the body following administration

Phase I clinical trials	study conducted in healthy subjects to determine the safety, tolerability and pharmacokinetics of a drug

Phase I/II clinical trials	initial studies in patients with the disease for which the product candidate is being developed, designed to look at safety and get an early indication of biological effect

Phase II clinical trials	studies in a limited number of patients to determine the preliminary efficacy of a drug to provide proof-of-concept as well as in some cases evaluate drug doses and to establish drug doses to use in a Phase III clinical trial

Phase II/III clinical trials	trial in patients that investigates or establishes the efficacy of a drug

Phase III clinical trials	trial with larger patient numbers to confirm a drug’s efficacy and safety, prior to filing for marketing approval

Phase IIIb study	clinical trial performed to support marketing conducted after a product licence has been applied for but prior to approval, or clinical trials to support a new indication

placebo	any dummy medical treatment or medicinal preparation having no specific pharmacological activity against the patients illness or complaint given solely for the psychophysiological effects of the treatment

pre-clinical studies	experiments performed before starting clinical trials to assess a compound and its potential to cause adverse side effects

proof-of-concept	study designed to show that a compound has its intended clinical effect

prophylactic	agent preventing disease

prophylaxis	the prevention of disease

protein	large molecules made of smaller biological units known as amino acids. Proteins are responsible for the functioning and much of the structure of all living beings

psychiatric disorders	disorders of the central nervous system producing mental illness

pulmonary embolism	lodgement of a blood clot in one of the arteries of the lung

R140	alphadalone acetate

receptor	molecular structure within a cell or an the cell surface characterised by selective binding of a specific substance and a specific physiologic effect that accompanies the binding

recombinant protein	protein produced using DNA combined from two or more different DNA molecules

renal cell carcinoma	cancer of the kidney

respiratory tract infections	infections of the organs and tissues associated with the breathing system

SCLC	small cell lung cancer—a form of lung cancer

selective inhibitors	molecule that only interacts with one specific enzyme

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serotonin	5-hydroxytryptamine (5-HT), a neurotransmitter

serotonin reuptake inhibitors (SSRIs)	class of drug used as antidepressants that cause serotonin levels in the body to be increased

sexual dysfunction	disturbance, impairment or abnormality of the functioning of the sexual drive or sexual organs

small cell lung cancer	a disease where small malignant (cancer) cells form in the tissues of the lung

solid tumour	cancer cells which form a lump

thrombolysis	breakdown or dissolution of a blood clot

thrombolytic	agent that causes thrombolysis

thrombotic diseases	diseases caused by inappropriate clotting of the blood, for example, heart attack, stroke, peripheral arterial occlusion and deep vein thrombosis

triptan	class of compounds that stimulate the 5-HT1 receptor and are used in the treatment of migraine

tumour-activated prodrug	drug which is inactive until it encounters a cancer cell

5HT1B/D recepter	subtype of a receptor for 5 hydroxtryptamine (serotonin), a chemical messenger found in the body, especially in the nervous system

5HT2A receptor	subtype of a receptor for 5 hydroxtryptamine (serotonin), a chemical messenger found in the body, especially in the nervous system

5HT2C receptor	subtype of a receptor for 5 hydroxtryptamine (serotonin), a chemical messenger found in the body, especially in the nervous system

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NOTICE OF EXTRAORDINARY GENERAL MEETING

BRITISH BIOTECH PLC

(Incorporated in England and Wales under the Companies Act 1985 with Registered No. 2304992)

Notice is hereby given that an Extraordinary General Meeting of British Biotech plc (the Company) will be held at Barber-Surgeons’ Hall, Monkwell Square, London EC2Y 5BD on 13 August 2003 at 11 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolutions.

1.	THAT, subject to resolution 2 below being duly passed, the offer by J.P. Morgan plc on behalf of the Company (including any non-material amendments, variations, revisions, increases, extensions, or renewals thereof) to acquire the whole of the issued and to be issued share capital of Vernalis Group plc (the Offer) on the terms and conditions contained in the offer document dated 25 July 2003 from J.P. Morgan plc on behalf of the Company addressed to the shareholders of Vernalis Group plc (the Offer Document) be and it is hereby approved (or upon the terms and conditions of any additional or other offers(s) approved by the directors of the Company (the Directors) or any duly authorised committee thereof and with authority to the Directors and members of any such committee to waive, amend, revise, vary, increase, extend or renew any of the terms or conditions of the Offer as originally made, or as subsequently amended or waived, revised, increased, extended or renewed other than to any material extent) and all acts, agreements, arrangements and indemnities which the Directors or any such committee consider necessary or desirable for the purpose of or in connection with the Offer or such additional or other offer(s) be and they are hereby approved.

2.	THAT the proposed arrangements for Invesco’s acceptance of the Offer as described in the circular to shareholders of the Company dated 25 July 2003 be and are hereby approved.

BY ORDER OF THE BOARD	Registered Office:
Jonathan Bond	Thames Court
Company Secretary	Watlington Road
Oxford
Oxfordshire
OX4 6LY

Dated 25 July 2003

Notes:

(1)   A member entitled to attend and vote at the meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend and, on a poll, vote in his place.

(2)   A Form of Proxy is enclosed for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority) to the Company’s registrars Capita IRG Plc, Proxy Department, 34 Beckenham Road, Kent BR3 4TU not later than 48 hours before the time appointed for holding the Extraordinary General Meeting or, in the case of a poll taken subsequently to the date of the Extraordinary General Meeting, or any adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll.

(3)   Completion and return of a Form of Proxy will not affect the right of such member to attend and vote in person at the meeting or any adjournment thereof.

(4)   Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at midnight on 12 August 2003 will be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after midnight on 12 August 2003 will be disregarded in determining the rights of any person to attend or vote at the meeting or any adjourned meeting (as the case may be).

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          25 July 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, BELGIUM, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN

BRITISH BIOTECH PLC (“BRITISH BIOTECH”) AND VERNALIS GROUP PLC (“VERNALIS”)

POSTING OF THE FORMAL DOCUMENTATION TO VERNALIS SHAREHOLDERS IN CONNECTION WITH THE RECOMMENDED MERGER WITH BRITISH BIOTECH AND PUBLICATION OF THE BRITISH BIOTECH ANNUAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING (“AGM”)

British Biotech announces that the Offer Document and the related Listing Particulars in respect of the recommended Offer by J. P. Morgan plc (“JPMorgan”) on behalf of British Biotech for Vernalis, which was announced on 3 July 2003, were posted to Vernalis Shareholders today. A circular in connection with the Merger was also posted to British Biotech Shareholders at the same time. The first closing date of the Offer is 18 August 2003.

Unless expressly stated otherwise, terms defined in the Offer Document have the same meanings in this announcement.

Forms of Acceptance should be completed, signed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received by Capita IRG plc, the receiving agents for the Offer, as soon as possible and, in any event, not later than 3.00 p.m. on 18 August 2003. Any extensions of the Offer will be publicly announced by 8.00 a.m. (London time) on the business day following the day on which the Offer was due to expire.

British Biotech has also published the following documents in respect of its Annual Report and Accounts, and the AGM to be held on 1 October 2003:
–	Annual Report and Accounts 2002/03;
–	Notice of AGM; and
–	Form of Proxy.

Copies of the above documentation have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at 25, The North Colonnade, Canary Wharf, London E14 5HS. Telephone no. +44 (0)20 7676 1000.

Enquiries:
British Biotech	Tony Weir	+44 (0)1865 781 166
Brunswick Group	Jon Coles	+44 (0)20 7396 5959

The contents of this announcement, which have been prepared by and is the sole responsibility of British Biotech, have been approved by J.P. Morgan plc of 125 London Wall, London EC2Y 5AJ (regulated in the United Kingdom by the Financial Services Authority) solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

J.P. Morgan plc, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to British Biotech in relation to the Merger and as sponsor to British Biotech in connection with the listing of the New British Biotech Shares pursuant to the Merger. J.P. Morgan plc is acting for no one else in connection with the Merger and listing of the New British Biotech Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing advice in relation to the proposed listing or Admission or any transaction or arrangement referred to in this document.

UBS Investment Bank, which is regulated in the UK by the Financial Services Authority, is acting for Vernalis in connection with the Merger and no one else and will not be responsible to anyone other than Vernalis for providing the protections offered to clients of UBS Investment Bank nor for providing advice in relation to the Merger.

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This announcement does not constitute the solicitation of any vote or approval in any jurisdiction.

Documents relating to the Merger must not be mailed or otherwise forwarded, distributed or sent in or into the United States, Belgium, Australia, Canada, South Africa or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions. Doing so may render invalid any purported acceptance of the Offer. All persons (including nominees, trustees and custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or any documents relating to the Merger to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action.

This announcement does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor. The Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this announcement and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid. No securities or other consideration is being solicited and if sent in response by a resident of the United States of America will not be accepted. No indications of interest in the Offer are sought by this announcement.

This announcement is not an offer of securities for sale in the United States of America. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration. The New British Biotech Shares to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make the Offer and in such circumstances it will be deemed to have been sent for information purposes only.

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For immediate release	13 August 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, BELGIUM, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN

BRITISH BIOTECH PLC (“BRITISH BIOTECH”)

RESULT OF EXTRAORDINARY GENERAL MEETING IN CONNECTION WITH THE MERGER WITH VERNALIS GROUP PLC (“VERNALIS”)

The Directors of British Biotech are pleased to announce that the shareholders of British Biotech unanimously passed all the resolutions that were proposed at today’s Extraordinary General Meeting. In particular, the resolution relating to the offer by J.P. Morgan plc on behalf of British Biotech for the entire issued and to be issued share capital of Vernalis (the "Offer") was duly passed.

The first closing date of the Offer is Monday, 18 August 2003. Vernalis shareholders are reminded that acceptances of the Offer should be returned as soon as possible and in any event so as to be received by the receiving agent, Capita IRG Plc, by no later than 3.00 p.m. on that day.

Enquiries:

British Biotech plc	+44 (0) 1865 781 166
Dr Peter Fellner, Chairman
Simon Sturge, Chief Executive
Tony Weir, Finance Director

JPMorgan	+44 (0) 20 7777 2000
Julian Oakley

Brunswick Group	+44 (0) 20 7404 5959
Jon Coles

J.P. Morgan plc, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to British Biotech in relation to the Merger and as sponsor to British Biotech in connection with the listing of the New British Biotech Shares pursuant to the Merger. J.P. Morgan plc is acting for no one else in connection with the Merger and listing of the New British Biotech Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing advice in relation to the proposed listing or Admission or any transaction or arrangement referred to in this document.

This announcement does not constitute the solicitation of any vote or approval in any jurisdiction.

Documents relating to the Merger must not be mailed or otherwise forwarded, distributed or sent in or into the United States, Belgium, Australia, Canada, South Africa or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions. Doing so may render invalid any purported acceptance of the Offer. All persons (including nominees, trustees and custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or any documents relating to the Merger to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action.

This announcement does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor. The Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this announcement and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid. No securities or other consideration is being solicited and if sent in response by a resident of the United States of America will not be accepted. No indications of interest in the Offer are sought by this announcement.

This announcement is not an offer of securities for sale in the United States of America. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration. The New British Biotech Shares to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America.

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The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make the Offer and in such circumstances it will be deemed to have been sent for information purposes only.

Terms defined in the Offer Document dated 25 July 2003 have the same meaning in this announcement, unless the context otherwise requires.

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EMBARGOED UNTIL 7.00 A.M.	19 August 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO
THE UNITED STATES, BELGIUM, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN

BRITISH BIOTECH PLC (“BRITISH BIOTECH”)

RECOMMENDED OFFER FOR VERNALIS GROUP PLC (“VERNALIS”) (THE “OFFER”)

LEVEL OF ACCEPTANCES AND EXTENSION OF THE OFFER

British Biotech announces that by 3.00 p.m. on 18 August 2003, being the first closing date of the Offer, valid acceptances of the Offer had been received in respect of 73,356,604 Vernalis Shares, representing approximately 83.89 per cent. of the existing issued share capital of Vernalis.

The Board of British Biotech has decided to extend the Offer for a further 10 days. The Offer will therefore remain open for acceptance until 3.00 p.m.on 28 August 2003. Vernalis Shareholders who wish to accept the Offer and have not yet done so should return their Form of Acceptance to the receiving agent, Capita IRG Plc, as soon as possible.

British Biotech has received valid acceptances in respect of 39,903,974 Vernalis Shares representing, in aggregate, approximately 45.63 per cent. of the existing issued share capital of Vernalis, from the holders who gave irrevocable undertakings to accept the Offer, being Vernalis Directors, Gartmore, Invesco, and Jupiter. The Vernalis Shares subject to irrevocable undertakings are included in the total number of valid acceptances referred to above (See Note 1).

Save as disclosed in this announcement or the Offer Document, neither British Biotech nor any person deemed to be acting in concert with British Biotech for the purpose of the Offer owned or controlled any Vernalis Shares or rights over Vernalis Shares immediately prior to the commencement of the Offer Period, or has acquired or agreed to acquire any Vernalis Shares (or rights over Vernalis Shares) since the commencement of the Offer Period.

Terms defined in the Offer Document dated 25 July 2003 have the same meaning in this announcement, unless the context otherwise requires.

Enquiries:

British Biotech plc	+44 (0) 1865 781 166
Dr Peter Fellner, Chairman
Simon Sturge, Chief Executive
Tony Weir, Finance Director

JPMorgan	+44 (0) 20 7777 2000
Julian Oakley

Brunswick Group	+44 (0) 20 7404 5959
Jon Coles

Note 1: In respect of a balance of 27,923 Vernalis Shares held by a shareholder who gave an irrevocable undertaking, representing approximately 0.03 per cent. of the existing issued share capital of Vernalis, acceptances technically out of order were received, and therefore have not been included in the acceptance figures given above.

The contents of this announcement, which have been prepared by and are the sole responsibility of British Biotech, have been approved by J.P. Morgan plc of 125 London Wall, London EC2Y 5AJ (regulated in the United Kingdom by the Financial Services Authority) solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

J.P. Morgan plc, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to British Biotech in relation to the Merger and as sponsor to British Biotech in connection with the listing of the New British Biotech Shares pursuant to the Merger. J.P. Morgan plc is acting for no one else in connection with the Merger and listing of the New British Biotech Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing advice in relation to the proposed listing or Admission or any transaction or arrangement referred to in this document.

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The British Biotech Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the British Biotech Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute the solicitation of any vote or approval in any jurisdiction.

Documents relating to the Merger must not be mailed or otherwise forwarded, distributed or sent in or into the United States, Belgium, Australia, Canada, South Africa or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions. Doing so may render invalid any purported acceptance of the Offer. All persons (including nominees, trustees and custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or any documents relating to the Merger to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action.

This announcement does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor. The Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this announcement and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid. No securities or other consideration is being solicited and if sent in response by a resident of the United States will not be accepted. No indications of interest in the Offer are sought by this announcement.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New British Biotech Shares to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make the Offer and in such circumstances it will be deemed to have been sent for information purposes only.

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EMBARGOED UNTIL 7.00 A.M.	29 August 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, BELGIUM, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN

BRITISH BIOTECH PLC (“BRITISH BIOTECH”)

RECOMMENDED OFFER FOR VERNALIS GROUP PLC (“VERNALIS”) (THE “OFFER”)

OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS

British Biotech is pleased to announce that, all of the conditions of the Offer having being satisfied or waived (other than the condition as to Admission), the Offer is now declared unconditional in all respects (save as to Admission). Application has been made to the UK Listing Authority and the London Stock Exchange for up to 80,614,673 New British Biotech Shares, which are to be issued to Vernalis Shareholders in consideration for their Vernalis Shares, to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings will commence at 8 a.m. on 1 September 2003.

By 3.00 p.m. on 28 August 2003, being the second closing date of the Offer, valid acceptances of the Offer had been received in respect of 76,328,753 Vernalis Shares, representing approximately 87.29 per cent. of the existing issued share capital of Vernalis. The total number of acceptances includes acceptances in respect of 39,931,897Vernalis Shares (representing approximately 45.67 per cent. of the existing issued share capital of Vernalis) from holders who gave irrevocable undertakings to accept the Offer, being the Vernalis Directors, Gartmore, Invesco, and Jupiter.

Settlement of the consideration to which Vernalis Shareholders are entitled will be effected within 14 days of Admission in the case of valid acceptances received by that date, and within 14 days of receipt in the case of valid acceptances received after that date and while the Offer remains open for acceptance.

The Offer will remain open for acceptance until further notice. Vernalis Shareholders who have not yet accepted the Offer are urged to complete and return their Form of Acceptance to the receiving agent, Capita IRG Plc, as soon as possible.

As stated in the Offer Document, British Biotech intends to procure the making of an application by Vernalis for the cancellation of the listing of the Vernalis Shares on the Official List and of trading in Vernalis Shares on the London Stock Exchange's market for listed securities. When British Biotech receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Vernalis Shares to which the Offer relates, British Biotech intends to exercise its rights pursuant to the provisions of Sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding Vernalis Shares.

Save as disclosed in this announcement or the Offer Document, neither British Biotech nor any person deemed to be acting in concert with British Biotech for the purpose of the Offer owned or controlled any Vernalis Shares or rights over Vernalis Shares immediately prior to the commencement of the Offer Period, or has acquired or agreed to acquire any Vernalis Shares (or rights over Vernalis Shares) since the commencement of the Offer Period.

Terms defined in the Offer Document dated 25 July 2003 have the same meaning in this announcement, unless the context otherwise requires.

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Enquiries:

British Biotech plc	+44 (0) 1865 781 166
Dr Peter Fellner, Chairman
Simon Sturge, Chief Executive
Tony Weir, Finance Director

JPMorgan	+44 (0) 20 7777 2000
Julian Oakley

Brunswick Group	+44 (0) 20 7404 5959
Jon Coles

The contents of this announcement, which have been prepared by and is the sole responsibility of British Biotech, have been approved by J.P. Morgan plc of 125 London Wall, London EC2Y 5AJ (regulated in the United Kingdom by the Financial Services Authority) solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

J.P. Morgan plc, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to British Biotech in relation to the Merger and as sponsor to British Biotech in connection with the listing of the New British Biotech Shares pursuant to the Merger. J.P. Morgan plc is acting for no one else in connection with the Merger and listing of the New British Biotech Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing advice in relation to the proposed listing or Admission or any transaction or arrangement referred to in this document.

The British Biotech Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the British Biotech Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute the solicitation of any vote or approval in any jurisdiction.

Documents relating to the Merger must not be mailed or otherwise forwarded, distributed or sent in or into the United States, Belgium, Australia, Canada, South Africa or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions. Doing so may render invalid any purported acceptance of the Offer. All persons (including nominees, trustees and custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or any documents relating to the Merger to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action.

This announcement does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor. The Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this announcement and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid. No securities or other consideration is being solicited and if sent in response by a resident of the United States will not be accepted. No indications of interest in the Offer are sought by this announcement.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New British Biotech Shares to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make the Offer and in such circumstances it will be deemed to have been sent for information purposes only.

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9 September, 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, BELGIUM, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN

BRITISH BIOTECH PLC (“BRITISH BIOTECH”)

RECOMMENDED OFFER FOR VERNALIS GROUP PLC (“VERNALIS”) (THE “OFFER”)

CLOSURE OF OFFER AND COMPULSORY ACQUISITION OF VERNALIS SHARES

On 29 August 2003 British Biotech announced that the Offer had become unconditional in all respects (save as to Admission) and would remain open until further notice. Admission became effective and dealings commenced at 8.00 a.m. on 1 September 2003.

By 3.00 p.m. on 8 September 2003, valid acceptances of the Offer had been received in respect of 78,839,511 Vernalis Shares, representing approximately 90.16 per cent. of the existing issued share capital of Vernalis. The total number of acceptances includes acceptances in respect of 39,931,897 Vernalis Shares (representing approximately 45.67 per cent. of the existing issued share capital of Vernalis) from holders who gave irrevocable undertakings to accept the Offer, being the Vernalis Directors, Gartmore, Invesco, and Jupiter.

The Offer will remain open for acceptance until 3:00 p.m. on 23 September 2003, at which time it will close. Vernalis Shareholders who have not yet accepted the Offer are urged to complete and return their Form of Acceptance to the receiving agent, Capita IRG Plc, before the Offer closes. Further copies of the Form of Acceptance and Offer Document can be obtained by calling Capita on 0870 162 3105 (from the United Kingdom only) or if calling from overseas (other than the United States) +44 (0)20 8639 2157.

Settlement of the consideration to which Vernalis Shareholders are entitled will be effected within 14 days of the date of receipt of an acceptance complete in all respects while the Offer remains open for acceptance.

As British Biotech has now received acceptances in respect of over 90 per cent. in value of the Vernalis Shares to which the Offer relates, British Biotech will shortly commence the procedure to acquire compulsorily any remaining Vernalis Shares to which the Offer relates pursuant to sections 428 to 430F of the Companies Act 1985. The notices will be sent out on or shortly after 23 September, 2003 to the remaining Vernalis Shareholders who have not accepted the Offer, pursuant to section 429 of the Act. The compulsory acquisition procedure is expected to be concluded on or shortly after 4 November 2003.

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Furthermore, as stated in the Offer Document, British Biotech will procure the making of an application by Vernalis for the cancellation of the listing of the Vernalis Shares on the Official List and of trading in Vernalis Shares on the London Stock Exchange's market for listed securities. The notice period for such cancellations will commence on 23 September, 2003 and such cancellations will take effect no earlier than 20 business days from that date. It is therefore expected that the cancellations will take effect on 22 October, 2003 or as soon as practicable thereafter.

Save as disclosed in this announcement or the Offer Document, neither British Biotech nor any person deemed to be acting in concert with British Biotech for the purpose of the Offer owned or controlled any Vernalis Shares or rights over Vernalis Shares immediately prior to the commencement of the Offer Period, or has acquired or agreed to acquire any Vernalis Shares (or rights over Vernalis Shares) since the commencement of the Offer Period.

Terms defined in the Offer Document dated 25 July, 2003 have the same meaning in this announcement, unless the context otherwise requires.

Enquiries:

British Biotech plc +44 (0) 1865 781 166
Dr Peter Fellner, Chairman
Simon Sturge, Chief Executive
Tony Weir, Finance Director

JPMorgan +44 (0) 20 7777 2000
Julian Oakley

Brunswick Group +44 (0) 20 7404 5959
Jon Coles

The contents of this announcement, which have been prepared by and is the sole responsibility of British Biotech, have been approved by J.P. Morgan plc of 125 London Wall, London EC2Y 5AJ (regulated in the United Kingdom by the Financial Services Authority) solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

J.P. Morgan plc, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to British Biotech in relation to the Merger and as sponsor to British Biotech in connection with the listing of the New British Biotech Shares pursuant to the Merger. J.P. Morgan plc is acting for no one else in connection with the Merger and listing of the New British Biotech Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing advice in relation to the proposed listing or Admission or any transaction or arrangement referred to in this document.

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The British Biotech Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the British Biotech Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute the solicitation of any vote or approval in any jurisdiction.

Documents relating to the Merger must not be mailed or otherwise forwarded, distributed or sent in or into the United States, Belgium, Australia, Canada, South Africa or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions. Doing so may render invalid any purported acceptance of the Offer. All persons (including nominees, trustees and custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or any documents relating to the Merger to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action.

This announcement does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor. The Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this announcement and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid. No securities or other consideration is being solicited and if sent in response by a resident of the United States will not be accepted. No indications of interest in the Offer are sought by this announcement.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New British Biotech Shares to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make the Offer and in such circumstances it will be deemed to have been sent for information purposes only.

END

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24 September, 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, BELGIUM, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN

BRITISH BIOTECH PLC (“BRITISH BIOTECH”)

RECOMMENDED OFFER FOR VERNALIS GROUP PLC (“VERNALIS”) (THE “OFFER”)

CLOSURE OF OFFER AND COMPULSORY ACQUISITION OF VERNALIS SHARES

British Biotech announces that the Offer closed at 3.00pm on 23 September 2003 (the “Closing Date”).

By the Closing Date, valid acceptances of the Offer had been received in respect of 80,178,155 Vernalis Shares, representing approximately 91.58 per cent. of the existing issued share capital of Vernalis. The total number of acceptances includes acceptances in respect of 39,931,897 Vernalis Shares (representing approximately 45.67 per cent. of the existing issued share capital of Vernalis) from holders who gave irrevocable undertakings to accept the Offer, being the Vernalis Directors, Gartmore, Invesco, and Jupiter.

Settlement of the consideration to which Vernalis Shareholders are entitled will be effected within 14 days of the date of receipt, not later than 3.00pm on the Closing Date, of an acceptance complete in all respects.

British Biotech has commenced the procedure to acquire compulsorily any remaining Vernalis Shares to which the Offer relates pursuant to sections 428 to 430F of the Companies Act 1985. Notices have been sent out to the remaining Vernalis Shareholders who have not accepted the Offer, pursuant to section 429 of the Act. The compulsory acquisition procedure is expected to be concluded on or shortly after 4 November 2003.

Following their appointment as directors of British Biotech as a result of the Merger, and as a consequence of their acceptance of the Offer in respect of Vernalis Shares held by them, British Biotech has been notified of the following interests of directors and their connected persons in British Biotech Shares:

Carol Ferguson	27,810
John Hutchison	35,811
George Kennedy	29,274
Peter Read	2,583
Peter Worrall	94,349

Save as disclosed in this announcement or the Offer Document, neither British Biotech nor any person deemed to be acting in concert with British Biotech for the purpose of the Offer owned or controlled any Vernalis Shares or rights over Vernalis Shares immediately prior to the commencement of the Offer Period, or has acquired or agreed to acquire any Vernalis Shares (or rights over Vernalis Shares) since the commencement of the Offer Period.

Terms defined in the Offer Document dated 25 July 2003 have the same meaning in this announcement, unless the context otherwise requires.

Enquiries:

British Biotech plc +44 (0) 1865 781 166
Dr Peter Fellner, Chairman
Simon Sturge, Chief Executive
Tony Weir, Finance Director

JPMorgan +44 (0) 20 7777 2000
Julian Oakley

Brunswick Group +44 (0) 20 7404 5959
Jon Coles

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The contents of this announcement, which have been prepared by and is the sole responsibility of British Biotech, have been approved by J.P. Morgan plc of 125 London Wall, London EC2Y 5AJ (regulated in the United Kingdom by the Financial Services Authority) solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

J.P. Morgan plc, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to British Biotech in relation to the Merger and as sponsor to British Biotech in connection with the listing of the New British Biotech Shares pursuant to the Merger. J.P. Morgan plc is acting for no one else in connection with the Merger and listing of the New British Biotech Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing advice in relation to the proposed listing or Admission or any transaction or arrangement referred to in this document.

The British Biotech Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the British Biotech Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute the solicitation of any vote or approval in any jurisdiction.

Documents relating to the Merger must not be mailed or otherwise forwarded, distributed or sent in or into the United States, Belgium, Australia, Canada, South Africa or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions. Doing so may render invalid any purported acceptance of the Offer. All persons (including nominees, trustees and custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or any documents relating to the Merger to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action.

This announcement does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor. The Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this announcement and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid. No securities or other consideration is being solicited and if sent in response by a resident of the United States will not be accepted. No indications of interest in the Offer are sought by this announcement.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New British Biotech Shares to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make the Offer and in such circumstances it will be deemed to have been sent for information purposes only.

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4. British Biotech Annual Report and Accounts for the financial year May 1, 2002 to April 30, 2003.

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Annual Report and Accounts

for the financial year

1 May, 2002 – 30 April, 2003

British Biotech plc

Incorporated in England and Wales

under the Companies Act 1985

with Registered No. 2304992

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Contents

Chairman’s review	3
Business review	4
Financial review	8
Board of Directors	10
Report of the Directors	12
Corporate governance report	15
Remuneration report	21
Independent auditors’ report	31
Consolidated profit and loss account	33
Consolidated statement of total recognised gains and losses	33
Balance sheets	34
Consolidated cash flow statement	35
Notes to the financial statements	36
Reconciliation to US accounting policies	53
Five year summary	56
Shareholder information	57
Addresses and advisers	59
Notice of Annual General Meeting	61

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Chairman’s Review

This is my first Report to shareholders since my appointment as Chairman earlier this year, and I would like to outline the strategic direction that your Company is now pursuing in order to create shareholder value in the mid-term.

I believe that there is currently considerable potential to create new value within the biotechnol-ogy sector through the consolidation of companies which possess attractive products, but which are hampered by high cost bases and inadequate financial resources. Your Company has an opportunity to achieve important gains by taking a leading role in this consolidation process, using its strong balance sheet, together with its recently expanded portfolio of R&D programmes and technologies, and backed by the experience in this sector of the new management team.

As a first and important step, your Company completed in April this year an all-share merger with the innovative privately-held biotech company, RiboTargets Holdings plc. RiboTargets brought to the Company high quality, structure-based drug discovery capabilities which can substantially increase the speed of the discovery process. These are intended to provide a consistent output of novel development candidates, focussed on the oncology field.

The merger with RiboTargets also served to strengthen the management team of the Company with the appointment of Simon Sturge as Chief Executive Officer.

Following this merger, the new Company has rapidly and successfully undertaken rationalisation of its facilities and infrastructure and has been able to substantially reduce its combined cost base. At the end of its financial year on 30 April, 2003, the Company possessed cash and short term investments of £43.9 million. This strong financial position, combined with the measures which have been implemented to reduce the cost base, has significantly extended the cash life of the new business, and created a Company with a much-enhanced competitive position for participating in further consolidation within the sector (see note 28 to the financial statements).

The past six months have thus seen substantial changes in your Company’s structure, management and strategic direction, with the aim of ultimately creating a substantial, self-sustaining, R&D-driven, biotechnology company.

I would like to acknowledge the important contribution of Tim Edwards who served as Acting CEO between November 2002 and April 2003, and played a key role in the successful integration of your Company with RiboTargets. I would also like to express the Board’s appreciation of the outstanding support of all our employees during this period of extensive change.

Although the prevailing market environment for the biotechnology sector has recently improved, it continues to be demanding and on behalf of the Board I would also like to thank our shareholders for their continued commitment to the Company and its new strategy.

Peter J Fellner
Executive Chairman

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Business Review

Strategy

During 2002-3 British Biotech continued to pursue its strategy to establish a profitable biotechnology company by building a broad portfolio of discovery projects and clinical products from internal research, by in-licensing and through the acquisition of, or merger with, other companies. This strategy seeks to optimise the balance of risk, reward and timing for sustained delivery of therapeutic drugs to key markets.

The merger with RiboTargets in April 2003 combined a competitive structure-based drug discovery capability, designed to shorten the discovery process, with British Biotech’s complementary drug development expertise. The RiboTargets merger also allowed for resources to be refocused on the most commercially attractive projects. Combined headcount is being reduced from 177 to approximately 110 employees, and restructuring and harmonisation of the two companies is currently well advanced. These measures are expected to achieve the cash outflow reductions forecast at the time of the merger of £3.1 million in the 12 months to 30 April, 2004, and £6.4 million per annum thereafter.

As a result of its greater size, financial resources and drug development capabilities following the merger, the Company entered the current financial year better placed to participate in the further consolidation of the biotechnology sector (see note 28 to the financial statements).

Clinical development products

At 30 April, 2003, British Biotech’s product portfolio comprised four products in clinical development and one product candidate in pre-clinical development.

Product	Phase	Indication	Partner	Commercialisation rights (summary)

BB-10153	II	AMI	Unpartnered	Worldwide
		PAO		Worldwide
		Stroke		Worldwide

BB-10901	II & I	SCLC	ImmunoGen Inc.	Europe, Japan

BB-83698	I	Hospitalised CAP	Genesoft Inc.	Worldwide; profits shared
with GeneSoft

MG98	I	Gastric cancer	MethylGene Inc.	Europe
Myelodysplasia

R140	Pre-clinical	Cancer pain	Unpartnered	Worldwide

BB-10153

BB-10153 is a recombinant protein designed to prevent and dissolve blood clots, with potential to improve the treatment of Acute Myocardial Infarction (AMI). Its safety profile to date also indicates that it has potential in other major thrombotic diseases, including stroke, peripheral arterial occlusion, pulmonary embolism and deep vein thrombosis. Each of these is under-treated because of the risk of bleeding, particularly intracranial haemorrhage, associated with current thrombolytic agents.

In 1999, British Biotech completed a Phase I study of BB-10153, showing it to be well tolerated in healthy volunteers. In 2001, DSM Biologics produced sufficient compound to allow initiation of a Phase II proof-of-concept study in 2002.

In March 2002, the FDA gave clearance for this study to proceed in AMI patients. The Thrombolysis In Myocardial Infarction Study Group in the United States is managing this study. The study is designed to test the ability of BB-10153, administered at doses up to 5mg/kg, to dissolve clots and restore blood flow in the coronary arteries of heart attack patients. The study will also evaluate the safety of treatment with BB-10153, especially with respect to bleeding. It is anticipated that the data from this study will be available in the second half of 2003.

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BB-10901

BB-10901 is a tumour-activated prodrug designed to treat small cell lung cancer (SCLC) and other cancers that are CD56-positive, such as rarer neuroendocrine tumours. BB-10901 consists of a highly potent cytotoxic agent (DM1) targeted directly at SCLC cells via a humanised monoclonal antibody carrier (huN901). When the monoclonal antibody reaches the tumour cell, the cytotoxic agent is released inside the cell causing it to die.

SCLC accounts for approximately 20 per cent. of lung cancers and has a highly aggressive clinical course: without treatment median survival is two to four months from diagnosis. Treatment with chemotherapy and radiation usually produces good initial response but most patients relapse and median survival after recurrence is two to three months, based on data provided by the National Cancer Institute cancer database.

In May 2001, following the grant of an Investigational New Drug application from the FDA, British Biotech commenced a combined Phase I/II clinical study of BB-10901 in relapsed and refractory SCLC patients and other CD56-positive tumours to evaluate the drug’s safety, tolerability and biological activity when administered once a week for four weeks. This study has completed the Phase I element of the trial. A maximum tolerated dose has been identified and this dose is now being tested in the Phase II part of the study which will recruit relapsed SCLC patients only. In addition, British Biotech was granted a Clinical Trials Exemption (CTX) in the UK for a Phase I study of BB-10901 to investigate the drug’s safety when administered on a more frequent dosing regime. This study commenced in August 2002.

Under the Company’s collaboration with ImmunoGen Inc., British Biotech has commercialisation rights for BB-10901 in Europe and Japan.

BB-83698

BB-83698, the Company’s lead peptide deformylase (PDF) inhibitor, is targeted at patients hospitalised with community-acquired pneumonia. In completed pre-clinical studies, BB-83698 has shown potency against a range of gram-positive bacteria, including several drug-resistant strains.

In August 2002, British Biotech entered into collaboration with GeneSoft Inc. to discover and develop novel anti-infectives based on British Biotech’s proprietary anti-bacterial metalloenzyme inhibitors. This collaboration has allowed increased resources and capabilities to be devoted to the PDF programme in support of BB-83698 and PDF inhibitors.

In October 2002, having completed the necessary pre-clinical studies to allow human dosing, British Biotech commenced the initial Phase I study of an intravenous formulation of BB-83698 in healthy volunteers. The complete Phase I programme is expected to last approximately one year.

MG98

In February 2002, British Biotech and MethylGene Inc. entered into a collaboration to develop and commercialise, in Europe, MethylGene’s second generation antisense compound targeted at cancer.

In Phase I trials of MG98 being conducted by MethylGene Inc. and its collaborative partner for North America and Canada, MGI Pharma Inc. (MGI), a twice weekly dosing regime was documented as well tolerated in the all-comer solid tumour population examined. MethylGene conducted a Phase II study of twice-weekly administration of MG98 monotherapy in patients with head and neck cancer and also sponsored a Phase II study in collaboration with the National Cancer Institute of Canada Clinical Trials Group in renal cell carcinoma. Both these studies have now closed recruitment and at the doses and twice-weekly schedule tested, MG98 did not demonstrate objective clinical responses as defined by the protocols.

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A Phase I trial investigating multiple doses and schedules in patients with advanced myelodyspla-sia and acute myeloid leukaemia was initiated by MGI in two US sites in January 2002 and continues to recruit patients. British Biotech has recently initiated a Phase I study to investigate safety and tolerability of a continuous infusion regime in patients with solid tumours such as gastric adenocarcinoma. This trial is being conducted at two centres in the UK.

R140

R140 (alphadolone acetate) is a GABAA agonist targeted at the treatment of pain in cancer patients, which was in-licensed from Monash University, Melbourne, Australia. Data in various animal models demonstrate that R140 is an analgesic at doses which do not cause sedation and can potentiate the analgesic efficacy of opiates. R140 has been administered to man in a pilot study conducted in Australia under the Clinical Trial Notification (CTN) Scheme. In this study, indications of analgesic efficacy were seen in nine patients who received a single dose of R140 after orthopaedic knee surgery. No sedative side effects were seen in this study.

British Biotech is progressing R140 as a pre-clinical opportunity due to the need to generate a complete package of pre-clinical safety data prior to the start of formal Phase I clinical development. Manufacture of R140 by a third party on behalf of British Biotech is under way and contract research organisations capable of conducting the necessary pre-clinical safety testing have been identified. The pre-clinical safety testing is scheduled for completion in time to permit a Phase I study in healthy volunteers to start in the second half of 2003.

Given the relatively early stage of development of R140, the Merged Group’s commercialisation strategy in relation to this product is yet to be determined. Once the pre-clinical testing has been completed the options for the product will be reviewed, taking into account the data generated. Discussions with future commercialisation partners have not yet commenced. Commercialisation rights in specific territories or regions will depend upon, among other factors, the identity of any such partners and patent coverage.

R140 presents an opportunity, when used concomitantly with current, opiate-based pain therapies, to improve the overall management of pain in cancer. It is intended to compete with a number of opiate and non-opiate agents currently used. However, from preliminary preclinical data, there are indications that it is capable of providing an improved profile over current therapies since it is expected to produce non-sedating analgesia.

Research programmes

Hsp90 inhibitors

The scientific rationale for Hsp90 as a therapeutic cancer target is based on the hypothesis that many of the signalling proteins that behave aberrantly in cancer cells require Hsp90 as a chaperone molecule to ensure that they are maintained in an active form. Inhibition of Hsp90 results in interference in multiple signalling pathways that mediate cancer growth and cell survival.

Prior to and since the merger with British Biotech, RiboTargets has been optimising small molecule compounds which inhibit the ATPase function of Hsp90 and has filed patent applications in this area. The project is in the lead optimisation phase and is scheduled to identify a pre-clinical development candidate in the second half of 2003. This programme is being conducted in collaboration with the Institute of Cancer Research, under an exclusive research and development agreement which provides access to relevant cancer models.

Metalloenzyme inhibitors

The Company’s interest in metalloenzymes has developed from its experience with matrix metalloproteinases. This research has allowed British Biotech to build a large library of metal-loenzymes inhibitors, a strong patent position relating to inhibitors of such metalloenzymes and considerable knowledge of the toxicological and pharmacokinetic profile of these drugs. British Biotech aims to create value from its proprietary metalloenzyme platform through collaboration with others.

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Inflammation—In October 2000, British Biotech entered into a two year research collaboration with Serono S.A., to identify new compounds for clinical development for the treatment of inflammatory diseases, particularly multiple sclerosis. In October 2002, the term of the research collaboration was extended for a further year to October 2003, with the aim of identifying candidates for development. British Biotech and Serono S.A. have made good progress screening British Biotech’s compound library against pathologically relevant metalloenzyme targets, and identified selective inhibitors active against enzyme targets involved in inflammatory processes.

Infection—In the field of anti-infectives, British Biotech has identified several metalloenzymes not present in mammalian cells that are essential for the survival of pathogenic bacteria. British Biotech has discovered and has pending patent applications and granted patents for a number of metalloenzyme inhibitors which have potential utility as a new class of antibiotic. These inhibitors could be developed as both hospital-based, injectable drugs and oral drugs for use in the community.

The most advanced programme is in relation to the peptide deformylase inhibitor, BB-83698. British Biotech is conducting further research into the in vitro and in vivo characteristics of other PDF inhibitors as well as exploring inhibitors of other metalloenzymes, for example LpxC, as potential new classes of antibiotics which are effective against a variety of drug resistant pathogens.

In August 2002, British Biotech entered into a broad-based collaboration with GeneSoft Inc, a private US biopharmaceuticals company, to discover and develop novel antibiotics. The collaboration covers clinical development of BB-83698 and other PDF inhibitors, and research into other metalloenzyme targets.

Biodefence research—As part of the UK Government’s biodefence initiative, British Biotech has entered into an agreement with the Defence, Science and Technology Laboratory (DSTL) in Porton Down, UK, to investigate the efficacy of selected British Biotech metalloenzyme inhibitors against anthrax lethal toxin and botulin toxin.

Other cancer and infection targets

Five additional programmes have been initiated, encompassing both anti-cancer and antibacterial targets. Of these, three are kinases and ATPase inhibitors. All five are at the stage of hit identification/validation and it is expected that some lead optimisation programmes will be initiated towards the end of 2003.

Other product developments

As previously reported, clinical development of E21R was stopped in July 2002 after new pre-clinical study data failed to confirm certain aspects of earlier published data on E21R-induced apoptosis in acute myeloid leukaemia (AML) cells.

Simon J Sturge
Chief Executive Officer

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Financial Review

Profit and Loss Account

The loss for the financial year ended 30 April, 2003, increased to £17.5 million (2002: £17.2 million). Turnover in the year of £1.1 million (2002: £1.5 million) resulted principally from collaboration agreements. Under the agreement with Serono to develop metalloenzyme inhibitors for serious inflammatory diseases, £0.6 million of the £3.3 million received in November 2000 was recognised as income in the year (2002: £1.4 million). Under the agreement with GeneSoft to develop bacterial metalloenzyme inhibitors as novel antibiotics, £0.4 million of the £3.2 million received from GeneSoft was recognised as income in the year.

Research and development expenditure decreased by £6.7 million to £14.5 million due to reduced infrastructure costs of £4.5 million and reduced expenditure on the product portfolio of £2.2 million. Administrative expenses for the year increased to £6.4 million (2002: £3.8 million). The increase was due primarily to costs of £1.4 million incurred in respect of the terminated merger discussions with MorphoSys and a provision of £0.9 million for reorganisation costs following the merger with RiboTargets.

Interest receivable reduced to £1.7 million (2002: £2.8 million) due to lower interest rates and lower average cash balances during the year. Amounts written off investments in collaborators in the year were £0.8 million (2002: £0.3 million), reflecting the fall in value of biotechnology stocks.

Cash Flow

Cash and short term investments at 30 April, 2003, were £6.5 million lower at £43.9 million (2002: £50.4 million). Cash utilised by operations was £20.7 million (2002: £14.3 million) and financing payments were £0.7 million (2002: £0.3 million). Cash utilised by operations in the year included costs of £1.4 million incurred in respect of the terminated merger discussions with MorphoSys and the receipt of £3.2 million from GeneSoft. Cash utilised by operations in the previous year included the receipt of £8.7 million from OSI for the transfer of certain pre-clinical facilities. Excluding these amounts, cash utilised by operations was reduced from £23.0 million to £22.5 million. The decrease in cash and short term investments was offset by the receipt of £14.8 million on completion of the merger with RiboTargets.

Balance Sheet

The merger with RiboTargets has been accounted for as an acquisition. Intangible assets increased to £10.0 million (2002: £2.0 million) due to the addition of £8.2 million of goodwill arising on the merger with RiboTargets, which is being written off to the profit and loss account over three years. Other reserves have increased to £30.0 million (2002: £10.0 million) as a result of the issue of 33 million shares for the acquisition of RiboTargets. Debtors increased to £7.1 million (2002: £3.1 million) due principally to increases in the R&D Tax Credit and in VAT receivable as a result of merger-related expenses.

Treasury policy

Liquidity—The Company has no short term funding requirements as it has sufficient net cash balances to meet its annual net operating costs for the medium term. The Company ensures that funds held on deposit have a range of maturity dates which allow its cash requirements to be met as they fall due.

Interest rate risk—The Company places surplus funds on deposit with a range of major international banks and building societies. Short-term deposits are for fixed terms at fixed rates of interest and the investment objective is to achieve market returns while protecting the capital value. Short-term investments are investments in a money market managed fund that is repayable within 48 hours.

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Foreign exchange risk—The Group’s operations do not have significant assets or liabilities denominated in currencies other than sterling. Wherever possible, expenditure in foreign currencies is matched with receipts in the same currency.

Capital Reorganisation

On 23 April, 2003, a capital reorganisation of the Company was completed whereby every 20 Ordinary shares of 5p each were converted into one new Ordinary share of 5p each and one Deferred share of 95p each. The Deferred shares have restricted rights and are of negligible monetary value. This reorganisation resulted in the creation of non-equity shareholders’ interests of £31.7 million.

Anthony J Weir
Finance Director

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Board of Directors

Peter Fellner (59)(i)

After his election to the Board as a Non-Executive Director in December 2002, Dr Fellner became Non-Executive Chairman in January 2003, and Chairman with executive responsibilities in April 2003. Dr Fellner is also Chairman of Celltech Group plc, having previously been Chief Executive since 1990. Before joining Celltech Dr Fellner was Chief Executive of Roche UK from 1986 to 1990. Prior to this he was Director of the Roche UK Research Centre, and previously Director of Research for Searle UK Research Laboratories. Dr Fellner is also Chairman of two privately held biotechnology companies, Astex Technology Ltd and Ionix Pharmaceuticals Ltd. He is a Director of Isis Innovation Ltd and is a member of the Medical Research Council.

Simon Sturge (44)

Mr Sturge was appointed to the Board as Chief Executive in April 2003. He has more than 20 years’ experience in the pharmaceutical industry. After graduating in biology from Sussex University in 1980 Mr Sturge became Product Manager of Napp Laboratories, Head of Sales and Marketing at Smiths Industries and Business Development Manager at Astra Pharmaceuticals. He joined Celltech in 1988 and was appointed Chief Executive of Celltech Biologics plc (now Lonza Biologics plc) in 1995 before joining RiboTargets Holdings plc as Chief Executive. He founded RiboTargets in July 1997 when it was spun out from the Medical Research Council’s Laboratory of Molecular Biology with a £7 million venture capital investment.

Tim Edwards (46)

Mr Edwards qualified in 1980 as a Chartered Accountant and is an Associate of the Institute of Chartered Accountants. After qualification he spent 10 years as an entrepreneur and in 1990 was a co-founder of Carter Edwards & Partners Limited, a specialist corporate finance advisory firm. In 1995 he became a Director of Corporate Finance and co-head of the PharmaGroup at NatWest Markets. He joined British Biotech in April 1997 and was promoted to the Board in April 1999, becoming Chief Business Officer in May 2001 and Chief Operating Officer in May 2002. Mr Edwards was Acting Chief Executive from November 2002 to April 2003 when, following the merger with RiboTargets, he was appointed to his current role of Corporate Development Director.

Anthony Weir (43)

Mr Weir has a degree in mathematics from Oxford University and is a Fellow of the Institute of Chartered Accountants. Following qualification he advised a variety of businesses as a financial consultant, joining British Biotech in 1990 as Chief Accountant and Company Secretary. In April 1999 he was promoted to the Board as Finance Director with responsibility for Finance, Corporate Communications, Legal and Company Secretariat, Facilities and IT. Following the merger with RiboTargets he continues as Finance Director.

Keith Merrifield (61)(i, ii, iii)

Appointed to the Board in 1995, Mr Merrifield was formerly a main Board Director of Wellcome plc from 1990 until its acquisition in 1995 by Glaxo Holdings plc, with responsibility for marketing and international operations. Until May 2003, Mr Merrifield was also a non-executive director of Coats plc.

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Ian Kent (59)(ii, iii)

Appointed to the Board in April 2003 Mr Kent is also a non executive director of Biofocus plc. He is chairman of Ardana Bioscience Ltd, Intercytex Ltd, LGC Holdings Ltd, Etiologics Ltd and Adprotech Ltd.

Eugene Williams (43)(i, ii, iii)

Appointed to the Board in January 2001, Mr Williams is also Senior Vice President, Therapeutics and General Manager of immune medicated diseases at Genzyme Corp. in the US. Mr Williams also sits on the Board of Directors of Adheris, Inc.

Board changes

Mr Christopher Hampson served as Chairman until his resignation from the Board on 31 December, 2002. He was succeeded as Chairman by Dr Fellner. Dr Elliot Goldstein served as Chief Executive until his resignation from the Board on 4 November, 2002. Mr Edwards served as Acting Chief Executive until 23 April, 2003, when Mr Sturge became Chief Executive on completion of the merger with RiboTargets Holdings plc. Two other Non-Executive Directors served on the Board for part of the financial year: Dr Paul Nicholson, who resigned from the Board on 31 December, 2002, and Mr Philip Rogerson, who resigned from the Board on 23 April, 2003.

(i)	Nominations & Corporate Governance Committee
(ii)	Audit Committee
(iii)	Remuneration Committee

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Report of the Directors

The Directors are pleased to present their annual report on the affairs of the Group together with the financial statements and Auditors’ report, for the year ended 30 April, 2003.

Principal activity

The principal activity of the Group during the year was pharmaceutical research and development.

Results and dividends

The turnover of the Group during the year was £1,078,000 (2002: £1,450,000). The loss after taxation amounted to £17,488,000 (2002: £17,234,000). The Directors do not recommend the payment of a dividend.

Substantial shareholdings

At 18 July, 2003, the Directors had been notified of the following disclosable holdings representing three per cent, or more, of the issued share capital of the Company.

Shareholder having a major interest	Number of shares held	% of issued shares

Amvescap plc	14,657,767	21.96
Apax Partners	13,134,148	19.68
JPMorgan Partners (BHCA) Limited	4,919,674	7.37
Advent	4,873,605	7.30
3i Group plc	3,882,471	5.82
HBOS plc and subsidiary companies	2,674,314	4.01
BVF Partners LP and BVF Inc.	2,473,376	3.71
Alpinvest Holding NV	2,147,515	3.22

Directors

The Directors of the Company who served during the year were:

Executive

Dr P J Fellner (Executive Chairman*) (appointed 4 December, 2002)
Mr S J Sturge (Chief Executive Officer) (appointed 23 April, 2003)
Mr T P W Edwards
Mr A J Weir
Dr E P Goldstein (resigned 4 November, 2002)

Non-Executive

Mr K J Merrifield
Mr E W Williams
Mr I F Kent (appointed 23 April, 2003)
Mr C Hampson (resigned 31 December, 2002)
Dr P A Nicholson (resigned 31 December, 2002)
Mr P G Rogerson (resigned 23 April, 2003)

*Dr Fellner did not assume executive responsibilities until 23 April, 2003

Re-election

At the forthcoming Annual General Meeting, Dr Fellner, Mr Sturge and Mr Kent, who were appointed by the directors since the last Annual General Meeting, will retire in accordance with Article 86 of the Company’s Articles of Association. Mr Weir will retire by rotation. All retiring Directors, being eligible, will be proposed for re-election. Dr Fellner, Mr Sturge and Mr Weir each have one year rolling service contracts. Mr Kent does not have a service contract with the Company.

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It is proposed to elect additional directors at the forthcoming Annual General Meeting. Details are set out in the notice of the Annual General Meeting at the end of this report.

Directors’ interests

Details of the beneficial interests of the Directors and their families in the Ordinary shares of the Company, as disclosed in the Register of Directors’ interests, are given in the Remuneration Report.

Share option schemes

The Directors remain committed to the principle that all employees should be able to participate in the Group’s progress through share ownership schemes. Details of the Company’s share option schemes are given on pages 27 to 29.

Important events since the year end

See note 28 to the financial statements.

Health, safety and the environment

British Biotech continues to develop good working practices towards integration of health, safety and environmental best practice to safeguard people and the environment. To achieve this British Biotech maintains an infrastructure for HS&E management through committees comprising appointed competent persons, representation across all disciplines and external advisors. Mr Weir is the Executive Director responsible for HS&E.

The Company identifies and evaluates risks through assessment and ensures appropriate control procedures are in place to manage them, communicates policy and procedures to staff and contractors through the provision of training and information; and monitors achievement through audit.

During the year under review, specific initiatives comprised an external Environmental Audit to review and assess British Biotech’s environmental performance and responsibilities. No major issues were identified and an action plan has been developed to address the minor issues noted. An external Health & Safety Audit was also conducted to review and assess British Biotech’s safety performance and responsibilities. The audit did not identify any significant issues. An audit of the Company’s radioisotope procedures was carried out by the Environment Agency. No issues were identified.

The Company’s HS&E policies and procedures are published on the Company’s intranet ensuring availability to all staff. Development of health and safety plans by department heads following the HS&E reviews is ongoing. To ensure safe practices on site, training has been given to VDU assessors and workstation assessments have been completed to maintain this initiative. Training has also been provided to staff for implementation of Contractor safety induction training.

There were no reportable events, injuries or releases to the atmosphere and there was a slight fall in incident rate on the previous year.

Charitable and political contributions

The Group made no charitable or political contributions.

Employee Involvement

The Group believes it is important that employees are aware of the Group’s business strategy and objectives, to assist them to focus on working towards these goals. Communications at the time of key announcements, including presentation by Directors to all employees, together with briefings throughout the year, are part of the communication and consultation programme. In addition, regular meetings are held with staff and managers, both to raise issues and assist with the two-way flow of information. The Company has an elected staff consultative group which meets on a regular basis and email and the Company’s intranet site are used to update employees. The Group also actively encourages and financially supports a wide range of sports and social functions, many of which are organised by the Sports and Social Club.

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Further education, training and development

Continuing education, training and development are important to ensure the future success of the Group. The Group supports individuals who wish to obtain appropriate further education qualifications.

Equal opportunities

The Group operates an equal opportunities policy. Full consideration is given to all job applicants who can demonstrate that they have the necessary skills and abilities. All employees accept the commitment within this policy that the Group will not allow pressure to discriminate or harassment by employees or others acting on the Group’s behalf, in respect of sex, race, nationality, disability or religious or political beliefs.

Payment of creditors

The Group does not follow a specific payment code but has a policy to pay its suppliers in accordance with the specific terms agreed with each supplier. The number of days’ purchases outstanding at 30 April, 2003 for the Group was 35 days (2002: 78 days). The Company has negligible trade creditors.

Annual General Meeting

The notice convening the Annual General Meeting of the Company together with explanatory notes on the proposed resolutions may be found at the end of this Report. The meeting will be held at 11am on Wednesday, 1 October, 2003 at Barber-Surgeons’ Hall, Monkwell Square, London, EC2Y 5BD. In addition to the ordinary business, shareholders will be asked to approve two ordinary resolutions and two special resolutions relating to, respectively, the approval of the Remuneration Report, the renewal of the authority of the Directors to allot shares, the disapplication of pre-emption rights in certain circumstances, and the change of name of the Company.

Following the conversion of PricewaterhouseCoopers to a limited liability partnership from 1 January, 2003, PricewaterhouseCoopers resigned on 25 February, 2003 and the Directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed as part of the ordinary business of the Annual General Meeting.

By Order of the Board

Jonathan C H Bond
Company Secretary

18 July, 2003

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Corporate governance

The Combined Code

The Company is committed to practising good corporate governance of its affairs as part of its management of relationships with its shareholders and other stakeholders. The Company seeks to uphold, and to report on compliance with, best practice in corporate governance.

The Combined Code, issued in June 1998 and now appended to the Listing Rules, sets out principles of good corporate governance for listed companies and requires listed companies to disclose in their Annual Report how they have applied the principles and complied with the detailed provisions set out. The principles set out in the Combined Code cover four areas: the Board; Directors’ remuneration; accountability and audit; and relations with shareholders. With the exception of Directors’ remuneration (which is dealt with separately in the Remuneration Report) the following section sets out how the Board has applied such principles.

The Board

The Board of the Company is responsible for the Group’s system of corporate governance. The Board currently comprises seven Directors: a Chairman with executive responsibilities, three other Executive Directors and three Non-Executive Directors. The role of Non-Executive Directors is to ensure that independent judgement is brought to Board deliberations and decisions. The Non-Executive Directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the Executive Directors. All Non-Executive Directors are considered by the Board to be independent. Mr K J Merrifield is the Company’s Senior Independent Director. All Directors are required to retire and submit themselves for re-election at the first Annual General Meeting after appointment and at least every three years. Subject to their re-election and Companies Act provisions, the Non-Executive Directors are appointed for specified terms.

The Board has agreed procedures for Directors to follow if they believe they require independent professional advice in the furtherance of their duties and these procedures allow the Directors to take such advice at the Company’s expense. In addition, all the Directors have direct access to the impartial advice and services of the Company Secretary. The Company Secretary is accountable to the Board through the Chairman on governance matters. It is the responsibility of the Company Secretary to ensure that Board procedures are followed and all rules and regulations are complied with. Under the direction of the Chairman the Company Secretary’s responsibilities include facilitating induction and professional development, and ensuring the smooth flow of information within the Board and its committees, and between Non-Executive Directors and senior management. Removal of the Company Secretary is a matter which is specifically reserved for the Board’s consideration. Any new Director receives a comprehensive, formal and tailored induction into the Company’s operations. Appropriate training is provided to new Directors and is also available to other Directors as required.

The terms of reference of the Chairman and Chief Executive Officer have been agreed with the Board and, in accordance with best practice, their roles remain separate. These terms of reference are being reviewed in light of the Chairman assuming executive responsibilities on 23 April, 2003 and will be revised during 2003.

As part of its leadership and control of the Company, the Board has agreed a list of items that are specifically reserved for its consideration. These include business strategy, financing arrangements, material acquisitions and divestments, approval of the annual budget, major capital expenditure projects, risk management, treasury policies and establishing and monitoring internal controls. At each meeting, the Board reviews strategy and progress of the Group towards its objectives, particularly in respect of research and development projects, and monitors financial progress against budget.

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The Board meets on a regular basis approximately every two months, with additional meetings when circumstances and urgent business dictate. In the year under review, 15 meetings of the full Board were held and three of a Board committee established in connection with the merger of British Biotech plc and RiboTargets Holdings plc. All Directors receive an agenda and board papers in advance of meetings so that they can make an effective contribution at the meeting. In addition, regular informal contact is maintained with Non-Executive Directors. The Board makes full use of appropriate technology as a means of updating and informing all its members.

While the Board retains overall responsibility for, and control of, the Company, day-to-day management of the business is conducted by the Executive Directors. Review of the Group’s principal projects is the responsibility of the Project Review Board (PRB), which meets every month and comprises the Executive Directors and certain senior employees.

Board Committees

In accordance with best practice, the Company has established Audit, Nominations & Corporate Governance and Remuneration Committees with written terms of reference for each that deal with their authorities and duties. The terms of reference of each Committee have been reviewed during the year and updated to ensure compliance with current best practice. The Board has also established an independent Scientific Advisory Board and Safety Review Board.

Audit Committee

The Audit Committee is made up entirely of Non-Executive Directors. It is chaired by Mr Kent with Mr Merrifield and Mr Williams as its other members. The Audit Committee is responsible for reviewing the Group’s annual accounts and interim reports prior to their submission for approval to the full Board. This committee also monitors the Group’s accounting policies, internal financial control systems and financial reporting procedures. The Audit Committee provides a forum through which the Group’s external Auditors report to the Board and meets at least once a year with the auditors in the absence of executive management. In addition, the Audit Committee monitors the scope and the results of the audit, the independence and objectivity of the Auditors and their performance, confirms their re-appointment and agrees the level of audit fees and monitors the provision of non-audit services provided by the Auditors. The Audit Committee held four meetings during the year under review.

The Board notes the publication on 20 January, 2003 of the report and proposed guidance for audit committees issued by the group appointed by the Financial Reporting Council and chaired by Sir Robert Smith. The Board will give full consideration to the report during the current financial year.

Nominations & Corporate Governance Committee

The Nominations & Corporate Governance Committee is chaired by Mr Merrifield with Mr Wil-liams and Dr Fellner as its other members. The Committee is responsible to the full Board for determining the qualities and experience required of the Company’s Executive and Non-Executive Directors and identifying suitable candidates. In appropriate cases, recruitment consultants assist in the process. The Committee is also responsible for succession planning and for reviewing, and making recommendations in relation to, the Company’s corporate governance procedures. The Nominations & Corporate Governance Committee met once during the year under review.

Remuneration Committee

The Remuneration Committee is made up entirely of independent Non-Executive Directors and is chaired by Mr Merrifield with Mr Williams and Mr Kent as its other members. The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and senior employees. It also determines overall remuneration policy for all other employees and targets for performance-related pay schemes operated by the Company. The Remuneration Committee held four meetings during the year under review.

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Scientific Advisory Board

The Scientific Advisory Board (SAB) is responsible to the full Board. Its role is to assist with the assessment of the Group’s existing and potential research and development projects, including the content, execution, interpretation and overall quality of those projects. Reports on these matters and other periodic meetings are submitted to the Board by the Chairman of the SAB. Expert advisers are consulted regularly to assist in the development of each of the Company’s products.

Safety Review Board

The Safety Review Board provides an independent technical review and monitoring of the development programmes of the Company to ensure that appropriate risk-benefit analysis is carried out for clinical testing and trials.

Accountability and audit

The Board is responsible for the preparation of financial statements that present a balanced assessment of the Group’s financial position and prospects. This responsibility is administered primarily by the Audit Committee, the terms of reference for which are referred to above.

Internal controls

The Board is ultimately responsible for establishing and monitoring internal control systems throughout the Group and reviewing their effectiveness. It recognises that rigorous systems of internal control are critical to the Group’s achievement of its business objectives, that those systems are designed to manage rather than eliminate risk and that they can only provide reasonable and not absolute assurance against material misstatement or loss.

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been in place for the financial year under review and up to the date of approval of the Annual Report and Accounts. The Audit Committee’s Terms of Reference include the review of the Group’s internal financial control systems and the Nominations & Corporate Governance Committee carries out reviews of the non-financial control systems. Both of these committees are required to report and make recommendations to the Board on their respective areas.

Communication and reporting

The Group’s strategy and business objectives are communicated to all levels of the organisation. The Executive Directors hold regular all-employee meetings to exchange information with staff. In May 2002, the Group held an all-employee workshop the aim of which was to ensure that all employees understood the Group’s strategy and objectives and the contribution that each employee can make towards the success of the business. Each month, senior employees are provided with detailed management information on the status of research and development programmes and the financial position of the Group.

Risk identification and evaluation

The Group actively identifies, evaluates and manages the risks inherent in the business. Each of the Group’s major projects is run on a day-to-day basis by a Corporate Project Team. The Project Review Board, (PRB), which comprises the Executive Directors and senior employees, meets once a month and is responsible for review and approval of all major decisions relating to development projects, research programmes and potential product and technology acquisitions. The agenda for each PRB meeting includes an item on risk management. The Board is responsible for the overall strategy, framework and priorities for the Group and approving major decisions on recommendations from the PRB. In addition, the Board takes advice from the Scientific Advisory Board and the Safety Review Board.

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Review of internal controls

The Group’s internal controls are regularly reviewed as part of the risk management process. The Board conducted a formal review of internal controls in June 2002 and received an update in November 2002. The Committees have been advised by a high level task force which has consulted with senior employees, assessed the potential impact and likelihood of occurrence of each identified risk, and considered the adequacy of existing controls.

During the financial year under review the Group has implemented several changes to improve risk management and control including: adoption of a new Memorandum and Articles of Association; adoption of new terms of reference for the Board Committees; ongoing review of the schedule of matters reserved for the Board and the statement of responsibilities of the Chairman and Chief Executive Officer; and further review of the Group’s external advisers.

Information

Board members and members of the other committees and groups which discuss risk issues are provided with timely and detailed briefings on relevant matters. The briefings include commercial assessment documents, the monthly Project Review and Business Development Report and the monthly financial report.

Human resources

The Group endeavours to appoint employees with suitable skills, knowledge and experience. The Group has a range of policies which are aimed at retaining and incentivising key staff. Objectives are set for departments and employees that are derived from the Group’s business objectives. The Group has a clear and well-understood organisational structure and each employee knows his or her line of accountability.

Regulatory framework

Documented quality procedures are in place to ensure the maintenance of regulatory compliance. These are subject to periodic review to ensure current standards of quality compliance are maintained. A quality group monitors compliance with Good Laboratory Practice (GLP), Good Clinical Practice (GCP) and Good Manufacturing Practice (GMP) through the implementation of an internal compliance programme (for in-house activities) and an external auditing programme for Contract Research Organisations and contract manufacturing activities. A pharmacovigilance group monitors adverse events in support of the Group’s product development programmes. These are managed in accordance with formally documented procedures which comply with current regulatory requirements.

Announcements

All major announcements are approved by the Chairman, the Executive Directors and a panel of senior executive management and then circulated to the Board prior to issue. The Group also has internal and external checks to guard against unauthorised release of information.

Operational reviews

The Group has procedures that are designed to ensure that key documents, decision points and investment decisions are reviewed by the right people. Decision points include each significant clinical development decision.

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Financial

The effectiveness of the Group’s internal financial control systems has been reviewed and reported on to the Board by the Audit Committee. A comprehensive budgeting system allows managers to submit detailed budgets, which are reviewed and amended by Executive Directors prior to submission to the Board for approval. At the mid-year, a forecast is prepared in the same level of detail as the budget. Actual results against budget and forecast, highlighting variances, are prepared for managers and the Board. Due to the nature of its operations and its size, the Group does not have an internal audit function.

Insurance

Following the merger with RiboTargets Holdings plc, the Group has recently reviewed its portfolio of insurance policies with its insurance broker to ensure that the policies are appropriate to the activities and exposures of the enlarged group.

Shareholder relations

The Company reports formally to shareholders twice a year, in June/July (preliminary announcement of annual results) and November/December (interim statement). The Annual Report is usually mailed to shareholders in August/September. Separate announcements of all material events are made as necessary.

The internet site (www.britishbiotech.com) is the primary source of information on the Group. The site provides an overview of the business including its strategy, products and objectives. All Group announcements are available on the website and new announcements are published without delay. Additionally, the Group’s Corporate Communications department and Finance Director provide a focal point for shareholders’ enquiries and dialogue throughout the year.

Annual General Meeting

The principal forum for discussion with shareholders is the Annual General Meeting. At the meeting, in addition to the statutory business, the Board has a policy of holding business presentations to ensure that an up-to-date picture of the Group’s activities is given, following which the Board is available for questions from shareholders.

In accordance with the Combined Code recommendations, the Company counts all proxy votes, and on each resolution which is voted on a show of hands the Company indicates the level of proxies lodged and number of proxy votes for and against such resolution. A separate resolution is proposed for each substantive issue and the chairmen of the Audit, Remuneration and Nominations & Corporate Governance Committees attend to answer questions. Arrangements are also made for other Non-Executive Directors’ attendance. The Company seeks to send the notice of the Annual General Meeting and related papers to shareholders at least 20 working days before the meeting.

Corporate social responsibility

The Board is committed to running the Company in accordance with best practice in corporate governance. This commitment includes recognition of the Board’s responsibility to shareholders to assess all risks that may affect the Group’s value, including those related to social, ethical and environmental issues. Beyond shareholders, the Board also acknowledges its duty to ensure the Group conducts its activities responsibly and with proper regard for its other stakeholders and for society at large.

By the nature of its work, the Group has an extensive range of established procedures that enable it formally to manage the risks associated with drug discovery and development. As mentioned above, laboratory research and clinical development activities are comprehensively monitored and documented according to regulatory standards and the Group conducts its activities in line with applicable laws and regulations. More detailed information on risk management is presented elsewhere in this report.

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It is the Board’s intention to consider wider issues of corporate social responsibility on a regular basis. These issues will include, but not be limited to, compliance with existing and proposed legislation and regulatory standards; health, safety and the environment; employee relations and development; supplier relationships, and community involvement.

Going concern

As a research and development stage pharmaceutical company, the Group does not yet have any product revenues and expects to absorb cash until products are commercialised. The Directors have a reasonable expectation that the Group has adequate cash resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Directors’ responsibilities

The Directors are required by the Companies Act 1985 to prepare financial statements, for each financial year, which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors confirm that, in preparing the financial statements the Company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed subject to any explanations and material departures disclosed in the notes to the financial statements.

The Directors have responsibility for ensuring that the Company and the Group keep proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and Group, and which enable them to ensure that the financial statements comply with the Companies Act 1985. The Directors have responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and Group and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Group’s website, and acknowledge that information published on the internet is accessible in countries with different legal requirements relating to the preparation and dissemination of financial statements.

Compliance statement

The Directors are satisfied that the Group has complied with the Combined Code provisions appended to the Listing Rules throughout the year except that for a short period in January and for one day in April the Board committees had incomplete memberships due to the timings of resignations from, and appointments to, the Board. This was between meetings and did not affect the functioning of the committees. During the current financial year the Board will consider revisions to the Combined Code arising from the Higgs Report, ‘Review of the Role and Effectiveness of Non-Executive Directors’.

BioIndustry Association Code of Best Practice

The Company has adopted and operates in compliance with the BioIndustry Association (BIA) Code of Best Practice. The BIA Code consists of eight broad principles of best practice which are specific to the management of biotechnology companies. These cover: Board composition; its access to information and external advice; the establishment of procedures for handling unpublished, price sensitive information; public announcements regarding products and the regulatory process; the effect of announcements on patients; and the use of technical terms in announcements.

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Remuneration Report

This report has been prepared in compliance with the UKLA Listing Rules, the Combined Code, and the Companies Act 1985 (as amended by the new Directors’ Remuneration Report Regulations 2002). In accordance with these regulations amending the Companies Act 1985, a resolution to approve the Remuneration Report will be proposed at the Company’s Annual General Meeting on Wednesday 1 October, 2003. Details of the resolution may be found in the notice at the end of this Annual Report. The vote will be advisory and will be considered carefully by the members of the Remuneration Committee in the formulation and approval of the Company’s future remuneration policies.

The Remuneration Committee

The Remuneration Committee (‘‘the Committee’’) is made up entirely of Non-Executive Directors of the Company and met four times in the last year. Mr K J Merrifield is the Chairman of the Committee with Mr E W Williams and Mr I F Kent, who was appointed to the Committee on 24 April, 2003, as its other members. Dr P A Nicholson served as a member until his resignation from the Board on 31 December, 2002. Dr P J Fellner served from 23 January to 24 April, 2003. Where appropriate the Committee invited the views of the Executive Chairman, Chief Executive and Director of Human Resources, and from external remuneration consultants Deloitte & Touche. Deloitte & Touche were appointed at the behest of the Committee and have not provided any other services to the Company during the financial year.

Policy on employee remuneration

The Company’s policy on the remuneration of employees, including Executive Directors, is established by the Committee and approved by the Board. The overall budget for remuneration of employees and the individual remuneration packages of each Executive Director and senior employee is determined by the Committee. No Executive Director or employee participates in discussions relating to the setting of their own remuneration.

The objective of the Company’s remuneration policies is that all employees, including Executive Directors, should receive appropriate remuneration given their performance, scale of responsibility, skills and experience. Remuneration packages enable the Company to attract and retain key employees by ensuring they are remunerated appropriately and competitively and that they are motivated to achieve the highest level of Company performance in line with the best interests of shareholders. A significant proportion of remuneration is performance-related. Performance conditions for performance-related bonus and long-term incentives are designed with a view to alignment of executive and shareholder interests. The performance conditions are demanding and appropriate, in that they measure value for shareholders when compared with comparable companies. Future options will only become exercisable in full if the Company’s share price growth equals or exceeds that of the upper quartile company in the FTSE Small Cap Index and no option will be exercisable if share price growth is below that of the median company. Option grants this year were made on the basis of two separate comparator groups. Following suitable consultations, the Remuneration Committee intends to harmonise the performance conditions on options granted to executives in the year with those applying to future option grants. None of the options can be exercised unless there is better than median performance.

Policies on remuneration take account of the pay structure and employment conditions within the Group and also the industry sector. To determine the elements and level of remuneration appropriate to each employee and Executive Director, the Committee considers remuneration levels in comparable biotechnology and pharmaceuticals companies, reviews pay and benefits surveys relating to industry sector or professional specialism and considers individual skills, experience and performance.

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Components of remuneration

Employees’ remuneration currently comprises annual salary, a performance-related bonus, a long-term incentive in the form of share options, pension contributions and other benefits.

Annual salary

The annual salaries for all employees are effective from 1 May each year. The Committee approves the overall budget for employee salary increases and specific increases for Executive Directors and senior employees. In determining the appropriate salary level for each Executive Director and senior employee, the Committee considers both the nature and status of the Company’s operations and the responsibilities, skills, experience and performance of each Executive Director and senior employee. The Committee compares the Company’s remuneration packages for its employees with those for employees of similar seniority in companies whose activities are comparable with the Group and with which it competes for staff.

Performance-related bonus

All employees participate in a performance-related bonus scheme. The level of bonus, if any, is based on overall Group performance and, in the case of Executive Directors and senior employees, on individual performance measures against criteria established at the beginning of the financial year. Target bonus levels are 50 per cent of salary for Executive Directors, between 10 and 40 per cent for senior employees and between four and 10 per cent of salary for other employees.

Bonuses are awarded wholly in cash. For the last financial year the Committee agreed bonuses for the Executive Directors of 28 per cent of base salary following a review of the Company’s performance against objectives that were set at the beginning of the year and included elements related to development of the drug pipeline, cash control and creation of collaboration, merger and acquisition opportunities (which led to the merger with RiboTargets).

Long-term incentives

The Board believes that long-term incentive schemes are important in retaining and recruiting high calibre individuals and ensuring that the performance of executives is focused on creating long-term shareholder value whilst allowing the Company’s cash reserves to be conserved. Details of the long-term incentive schemes are given below.

Pensions benefits

All employees are invited to participate in either a Group Personal Pension Plan or an Occupational Pension Scheme. The only pensionable element of remuneration is annual salary. All schemes are money purchase in nature and have no defined benefits. During the year, the Group contributed a maximum of 10 per cent of base salary in relation to employees, 15 per cent in relation to senior employees and 19 per cent in relation to Executive Directors to the schemes. The Group has no obligation to the pension scheme beyond the payment of contributions.

Other benefits

All employees are also entitled to private health insurance, the cover being extended to spouse and family for Executive Directors and some senior employees. The Company operates a flexible benefit scheme at its Oxford site which allows employees to choose from a range of schemes, which include different levels of life assurance, permanent health insurance, critical illness cover, spouse/partner life cover and dependants’ pension. Cambridge-based employees benefit from a fixed scheme which provides elements of the above. Executive Directors, senior employees and, where there is a job need, a certain number of other employees are also entitled to a car allowance.

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Chairman’s remuneration

The remuneration of the Company’s Chairman is determined by the Committee, in the absence of the Chairman, after taking into account appropriate professional advice.

The Chairman receives an annual salary, but does not participate in the performance-related bonus scheme and pension scheme or receive any other benefits. In addition to his salary, under the terms of his contract he is entitled to receive certain fixed bonus payments once the British Biotech share price has reached pre-determined levels, payment being conditional on exercise of a corresponding part of the option referred to below and such payment being equal to approximately half of the option price payable by the Chairman in respect of such options (see table below).

Appointment of Directors and service contracts

British Biotech’s policy in entering into service contracts with Executive Directors, including the Chairman, is to enable the recruitment of high quality executives and obtain protection from their sudden departure to competitor companies. In addition, service contracts are an important element in maintaining maximum protection for the Group’s intellectual property rights and other commercially sensitive information. All service contracts are approved by the Committee and are one-year rolling contracts. Should an Executive Director be dismissed he would receive a sum equal to twelve months pay and benefits (unless for gross misconduct, where no payments would be made). There is no provision for mitigation in the current service contracts. Mr T P W Edwards has an existing clause in his contract which allows him to resign and leave the Company within a period of six months following a change of control of the Company. Under such circumstances he would be entitled to receive a payment forthwith by way of liquidated damages equal to 18 times his then monthly salary. Mr A J Weir had a similar provision in his contract, but his contract was amended on 17 July, 2003 to reduce the liquidated damages in this situation to a payment equal to 12 times his then monthly salary.

The service agreements of Dr P J Fellner and Mr S J Sturge were made on 21 March, 2003 and came into effect on completion of the acquisition of RiboTargets Holdings plc on 23 April, 2003. The service agreements of Mr T P W Edwards and Mr A J Weir were made on 24 June, 1999 and varied on 21 March, 2003, with such variations becoming effective on 23 April, 2003. Mr A J Weir’s service agreement was further amended on 17 July, 2003.

Dr E P Goldstein’s service agreement was made on 24 June, 1999 and was terminated on 4 November, 2002. Details of his compensation for loss of office are given in the Directors’ remuneration section below.

Non-Executive Directors’ appointments and remuneration

Non-Executive Directors are appointed by letter of engagement for periods not exceeding three years. They receive fees for services as members of the Board and its committees and, from April 2003, the Chairman of each Board committee is paid an additional fee for performing that role. The level of fees was increased in April 2003 for the first time since 1999, to reflect the increasing demands placed on Non-Executive Directors, and is determined by the Chairman after taking into account appropriate advice. Non-Executive Directors are entitled to fees for services provided to the Company in addition to their role as Director. The three Non-Executive Directors currently serving signed new appointment letters dated 21 March, 2003, each of which letters became effective on 23 April, 2003. Mr I F Kent’s appointment is for a fixed term of three years to 22 April, 2006. Mr K J Merrifield, who was appointed in December 1995, also now has a fixed term to 22 April, 2006. Mr E W Williams’ appointment, which was effective from 26 January, 2001, will terminate on 25 January, 2004. All of these appointments are subject to the Directors being reelected under the rotation provisions in the Company’s Articles of Association, and subject to Companies Act provisions. Each Non-Executive Director still serving at the end of his term will have his appointment reviewed by the Board and a further term of office may be agreed. Where a Non-Executive Director does not serve until the end of his term, the policy is to pay the fees due pro-rata to the date of cessation.

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Mr C Hampson was appointed to the Board as a Non-Executive Director in August, 1998, and served for most of the period until his resignation on 31 December, 2002 as Non-Executive Chairman. Dr P A Nicholson was appointed in January 2000 and resigned with effect from 31 December, 2002. Mr P G Rogerson was appointed in November 1999 and resigned with effect from 23 April, 2003.

Share price performance

The chart to the right shows the Company’s total shareholder return (TSR) performance over the period 1 May, 1998 to 30 April, 2003 alongside the performance of the FTSE Small Cap Index and meets the requirements of the Schedule 7A of the Companies Act 1985.

This index is considered suitable as the Company was a constituent member during the period.

Directors’ remuneration (audited)

	Salary/fees £000	Benefits £000	Performance- related bonus(i) £000	Compensation for loss of office £000	2003 Total £000	2002 Total £000	2003 Pension £ 000	2002 Pension £000

Executive
Dr P J Fellner (Chairman)(ii)	37	—	—	—	37	—	—	—
S J Sturge (Chief Executive)(iii)	7	—	—	—	7	—	—	—
T P W Edwards	208	13	55	—	276	273	40	35
A J Weir	165	14	46	—	225	244	31	31
Dr E P Goldstein(iv)	211	12	—	526	749	551	40	72
Dr G V Campion(v)	—	—	—	—	—	417	—	76

	628	39	101	526	1,294	1,485	111	214

Non-Executive
C Hampson(vi)	60	—	—	—	60	90	—	—
I F Kent(iii)	2	—	—	—	2	—	—	—
K J Merrifield	23	—	—	—	23	23	—	—
Dr P A Nicholson(vi)	15	—	—	—	15	23	—	—
P G Rogerson(vi)	23	—	—	—	23	23	—	—
E W Williams	23	—	—	—	23	23	—	—

	146	—	—	—	146	182	—	—

Total	774	39	101	526	1,440	1,667	111	214

(i)	The performance-related bonus was paid fully in cash.

(ii)	Dr P J Fellner was appointed Executive Chairman on 23 April, 2003. Remuneration is from the date of first appointment to the Board until 30 April, 2003. Remuneration from 23-30 April, 2003 was £5,000.

(iii)	Remuneration from date of appointment to 30 April, 2003. Mr S J Sturge is paid £300,000 per annum. Mr I F Kent receives fees for his services on the Board and its committees of £37,500 per annum.

(iv)	Remuneration from 1 May, 2002 to date of resignation. Compensation for loss of office was paid in cash and was based on his 12-month notice period.

(v)	Remuneration from 1 May, 2001 to date of resignation. Compensation for loss of office was paid in cash and was based on his 12-month notice period.

(vi)	Remuneration from 1 May, 2002 to date of resignation.

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Total emoluments of the highest paid Director, excluding pension contributions, amounted to £749,000 (2002: £551,000). Pension contributions made during the year for the highest paid Director were £40,000 (2002: £72,000). The Company’s policy is not to pay an expense allowance to Directors.

Directors’ options (audited)

	At	Granted	Lapsed	At
	1 May	in the	in the	30 April
	2002	Year	year	2003	Exercise	Date from which	Expiry	Performance
	Number	Number	Number	Number	price £	exercisable	Date	conditions

T P W Edwards
Executive Scheme	2,500	—	—	2,500	47.00	Apr 2000	Apr 2007	(iv)
	2,500	—	—	2,500	47.00	Apr 2002	Apr 2007	(v)
	3,540	—	—	3,540	20.30	Dec 2000	Dec 2007	(iv)
	3,540	—	—	3,540	20.30	Dec 2002	Dec 2007	(v)
	6,250	—	—	6,250	8.00	Sep 2001	Sep 2008	(iv)
	6,250	—	—	6,250	8.00	Sep 2003	Sep 2008	(v)
	12,500	—	—	12,500	4.40	Jul 2002	Jul 2009	(iv)
	12,500	—	—	12,500	4.40	Jul 2004	Jul 2009	(v)
Option Plan	—	717,940	—	717,940	0.59	Apr 2006	Apr 2013	(viii)
SAYE Scheme	616	—	(616)	—	28.00	Oct 2002	Mar 2003	(i)
Bonus Scheme	1,500	—	—	1,500	1.00	Apr 1999	Apr 2004	(i)
	1,850	—	—	1,850	1.00	Jul 1998	Jul 2005	(i)
	3,700	—	—	3,700	1.00	Jul 2000	Jul 2005	(i)
	62,500	—	—	62,500	1.00	Jul 2002	Jul 2007	(vi)
	62,500	—	—	62,500	1.00	Aug 2003	Aug 2008	(vii)

	182,246	717,940	(616)	899,570

Dr P J Fellner
Option Deed	—	2,670,071	—	2,670,071	1.00	Apr 2003	Apr 2013	(ix)

	—	2,670,071	—	2,670,071

Dr E P Goldstein
Executive Scheme	100,000	—	(100,000)	—	8.00	Sep 2001	Sep 2008	(iv)
	50,000	—	(50,000)	—	8.00	Sep 2003	Sep 2008	(v)
	6,250	—	(6,250)	—	4.40	Jul 2002	Jul 2009	(iv)
	6,250	—	(6,250)	—	4.40	Jul 2004	Jul 2009	(v)
Bonus Scheme	25,000	—	—	25,000	1.00	Sep 2000	Nov 2004	(i)
	87,500	—	—	87,500	1.00	Jul 2002	Nov 2004	(vi)
	87,500	—	—	87,500	1.00	Aug 2003	Nov 2004	(vii)

	362,500	—	(162,500)	200,000

S J Sturge
Option Plan	—	1,367,520	—	1,367,520	0.59	Apr 2006	Apr 2013	(viii)

	—	1,367,520	—	1,367,520

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	At 1 May 2002 Number	Granted in the Year Number	Lapsed in the year Number	At 30 April 2003 Number	Exercise price £	Date from which exercisable	Expiry Date	Performance conditions

A J Weir
1992 Scheme	5,417	—	(5,417)	—	8.00	Dec 1995	Dec 2002	(i)
	2,708	—	—	2,708	6.52	Jul 1996	Jul 2003	(i)
	5,077	—	—	5,077	7.19	Jul 1997	Jul 2004	(ii)
	7,615	—	—	7,615	7.19	Jul 1999	Jul 2004	(iii)
Executive Scheme	1,202	—	—	1,202	42.00	Dec 2000	Dec 2006	(iv)
	1,202	—	—	1,202	42.00	Dec 2001	Dec 2006	(v)
	3,078	—	—	3,078	20.30	Dec 2000	Dec 2007	(iv)
	3,078	—	—	3,078	20.30	Dec 2002	Dec 2007	(v)
	6,250	—	—	6,250	8.00	Sep 2001	Sep 2008	(iv)
	6,250	—	—	6,250	8.00	Sep 2003	Sep 2008	(v)
	12,500	—	—	12,500	4.40	Jul 2002	Jul 2009	(iv)
	12,500	—	—	12,500	4.40	Jul 2004	Jul 2009	(v)
Option Plan	—	615,380	—	615,380	0.59	Apr 2006	Apr 2013	(viii)
SAYE Scheme	123	—	(123)	—	28.00	Oct 2002	Mar 2003	(i)
	370	—	—	370	5.60	Oct 2003	Mar 2004	(i)
Bonus Scheme	98	—	—	98	1.00	Jul 1997	Jul 2004	(i)
	196	—	—	196	1.00	Jul 1999	Jul 2004	(i)
	1,608	—	—	1,608	1.00	Jul 1998	Jul 2005	(i)
	3,217	—	—	3,217	1.00	Jul 2000	Jul 2005	(i)
	62,500	—	—	62,500	1.00	Jul 2002	Jul 2007	(vi)
	62,500	—	—	62,500	1.00	Aug 2003	Aug 2008	(vii)

	197,489	615,380	(5,540)	807,329

Total	742,235	5,370,911	(168,656)	5,944,490

None of the Non-Executive Directors who served during the financial year (Mr C Hampson, Mr I F Kent, Mr K J Merrifield, Dr P A Nicholson, Mr P G Rogerson or Mr E W Williams) held share options at the beginning, or end, or at any time during, the year.

Performance conditions

Option awards are subject to share price growth performance conditions as compared with the following various comparators:

(i)	None apply to the bonus scheme options

(ii)	RPI

(iii)	Pharmaceuticals index

(iv)	Median FT-SE 100

(v)	Upper quartile FT-SE 100

(vi)	Progressively as share price increases from £9.00 to £18.00 by July 2003

(vii)	Progressively as share price increases from £5.00 to £8.00 by July 2004

(viii)	See Share Option Plan description below

(ix)	See Option Deed in respect of the Chairman below

No options were exercised by directors during the year.

The market price of the Company’s shares at 30 April, 2003, the last working day of the financial year, was 59 pence (2002: 255 pence (restated after capital reorganisation)).

During the year, the market price of the Company’s shares ranged from 44 pence to 250 pence (restated after capital reorganisation) (2002: 210 pence to 460 pence (restated)).

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Directors’ interests in shares

The table below sets out the interests of the Directors in the Company’s shares. The figures for shareholdings at 30 April, 2002 have been restated to reflect the capital reorganisation that was effected on 23 April, 2003. There have been no changes in Directors interests in shares since 30 April, 2003.

	5p Ordinary shares owned At 30 April, 2003 Number		5p Ordinary shares owned At 30 April, 2002, or date of appointment Number

T P W Edwards	60,403		1,000
Dr P J Fellner	50,000	(i)	—
K J Merrifield	1,500		1,500
S J Sturge	56,435	(ii)	—
A J Weir	51,728		5,320

(i)	Dr Fellner’s shares were purchased after his appointment, on 6 January, 2003.

(ii)	Mr Sturge’s shares resulted from the acquisition of RiboTargets on 23 April, 2003, pursuant to the share exchange offer for RiboTargets Holdings plc.

Mr A J Weir is the holder of the 33,375,891 Deferred shares of 95p each that result from the capital reorganisation. The Deferred shares are only of negligible monetary value (see note 18 to the financial statements).

Share Option Schemes

The Company currently operates two share option schemes, the Share Option Plan and SAYE Plan, under which grants of options may be made. Option incentive arrangements under the British Biotech Group 1992 Share Option Scheme (the ‘‘1992 Scheme’’), the British Biotech Executive Share Option Scheme (the ‘‘Executive Scheme’’); the British Biotech SAYE Share Option Scheme (the ‘‘SAYE Scheme’’) and the British Biotech Deferred Share Bonus Scheme (the ‘‘Bonus Scheme’’) remain in place but will not be operated again. The total number of shares that have been, or may be issued in pursuance of rights granted after 18 September, 1996, under the Share Option Plan, SAYE Plan, Executive Scheme, the SAYE Scheme and the Bonus Scheme may not exceed 10 per cent of the issued share capital of the Company at any time. The performance criteria are stated in the tables above and relate directly to share price performance. These criteria were chosen as being in the best interests of shareholders after consideration of the particular circumstances of the Company.

In addition, the Company has entered into an option deed in favour of the Chairman (see section below).

Share Option Plan

Eligibility

Employees and directors of the Group (or any participating subsidiary of the Company), other than those within two years of their normal retirement date, will be able to participate in the Share Option Plan at the discretion of the Committee.

Exercise of options

Options will normally be exercisable between three and 10 years following grant provided that any performance target set by the Committee has been satisfied. For future options the Committee intends setting performance conditions based on Company share price growth as against the FTSE Small Cap index. No options will vest if performance is below median; 50 per cent of options will vest at median and there will only be full vesting if the Company’s share price performance is in the upper quartile (with options vesting pro-rata between median and upper-quartile). These conditions are considered appropriate in that the focus on delivering shareholder value is retained whilst being simple to measure and communicate.

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For options granted during the year the specified performance condition relates to the TSR performance of the Company. One half of the option is subject to the Company’s TSR performance when compared with the TSR performance of the constituent companies in the FTSE Small Cap Index, the other half vesting is subject to the Company’s TSR performance against the companies named below that form part of the FTSE pharmaceuticals index.

Alizyme plc
Antisoma plc
Acambis plc
Celltech Group plc
Cambridge Antibody Technology Group plc
Genemedix plc
Phytopharm plc
PowderJect Pharmaceuticals plc
SkyePharma plc
Shire Pharmaceuticals plc
Xenova Group plc Vernalis Group plc
Oxford GlycoSciences plc

An option tranche will only become exercisable in full if the Company’s TSR performance for that tranche places it at or above the 90th percentile in respect of each part of the option. If the Company’s TSR performance for a tranche places it below the median of each comparator group, none of that tranche will vest. If the Company’s TSR performance for a tranche places it at the median point of each Comparator Group, 50 per cent of the shares subject to that tranche will become exercisable. Between the median and 90th percentile, the tranche will become exercisable on a sliding scale. The performance targets will first be tested on the third anniversary of grant of the option; if the target is not satisfied in full after this period, it will be retested, but not beyond the fourth anniversary of grant of the option. To the extent that an option does not become exercisable at all by the final test date, it will lapse.

SAYE Plan

The SAYE Plan is a save-as-you-earn share option scheme designed to be approved by the Inland Revenue. No Plan offer was made to employees or directors during the year.

Option Deed in respect of the Chairman (audited)

A share option over 2,670,071 shares, representing four per cent of the issued ordinary share capital of British Biotech was granted by the Company to the Chairman. The grant was made under an option deed made by British Biotech in favour of the Chairman. The exercise price is 100 pence per share. The option will vest and become exercisable as follows:

Per cent. of shares subject to the option vesting	British Biotech share price equal to or greater than

50	100 pence
25	200 pence
25	300 pence

For the option to vest in respect of any of the percentages of shares, the British Biotech target share price must be met (using the mid-market closing price as quoted in the daily official list of the London Stock Exchange) over 30 consecutive trading days.

The option will vest on a change of control of British Biotech to the extent that the British Biotech share price has reached the target set out above.

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Outstanding options (audited)

At 30 April, 2003, the following options over shares had been granted to employees and directors and remained outstanding.

1992 Scheme

Date of grant	Exercise period	Number of shares	Exercise price £

29 July, 1993	July 1996 — July 2003	7,916	6.52
05 July, 1994	July 1997 — July 2004	12,692	7.19
05 July, 1994	July 1999 — July 2004	43,155	7.19
20 October, 1995	October 1998 — October 2005	3,847	16.39
20 October, 1995	October 2000 — October 2005	4,310	16.39

		71,920

Executive Scheme

Date of grant	Exercise period	Number of shares	Exercise price £

16 December, 1996	December 2000 — December 2006	2,460	42.00
16 December, 1996	December 2001 — December 2006	2,460	42.00
14 April, 1997	April 2000 — April 2007	2,500	47.00
14 April, 1997	April 2002 — April 2007	2,500	47.00
10 July, 1997	July 2000 — July 2007	517	31.00
10 July, 1997	July 2002 — July 2007	517	31.00
24 September, 1997	September 2002 — September 2007	5,675	33.40
13 October, 1997	October 2002 — October 2007	1,250	24.00
26 November, 1997	November 2000 — November 2007	15,909	22.00
15 December, 1997	December 2000 — December 2007	31,433	20.30
15 December, 1997	December 2002 — December 2007	72,408	20.30
30 September, 1998	September 2001 — September 2008	22,500	8.00
30 September, 1998	September 2003 — September 2008	53,750	8.00
01 July, 1999	July 2002 — July 2009	35,125	4.40
01 July, 1999	July 2004 — July 2009	75,000	4.40
26 January, 2000	January 2003 — January 2010	7,500	6.00
26 January, 2000	January 2005 — January 2010	5,000	6.00

		336,504

SAYE Scheme

Date of grant	Exercise period	Number of shares	Exercise price £

27 August, 1996	October 2003 — March 2004	104	37.20
20 August, 1998	October 2003 — March 2004	7,022	5.60

		7,126

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Bonus Scheme

Date of grant	Exercise period	Number of shares	Exercise price £

16 December, 1996	December 1998 — December 2003	479	1.00
14 April, 1997	April 1999 — April 2004	1,500	1.00
10 July, 1997	July 1997 — July 2004	477	1.00
10 July, 1997	July 1999 — July 2004	480	1.00
31 July, 1998	July 1998 — July 2005	5,050	1.00
31 July, 1998	July 2000 — July 2005	8,458	1.00
30 September, 1998	September 2000 — September 2005	25,000	1.00
1 July, 1999	July 2001 — July 2006	5,483	1.00
26 January, 2000	January 2002 — January 2007	10,000	1.00
17 July, 2000	July 2002 — July 2007	367,389	1.00
13 December, 2000	December 2002 — December 2007	7,924	1.00
13 February, 2001	February 2003 — February 2008	7,500	1.00
22 August, 2001	August 2003 — August 2008	455,530	1.00
06 January, 2003	January 2005 — January 2010	52,000	1.00

		947,270

Option Plan

Date of grant	Exercise period	Number of shares	Exercise price £

23 April, 2003	April 2006 — April 2013	2,700,840	0.59

		2,700,840

Option Deed

Date of grant	Exercise period	Number of shares	Exercise price £

23 April, 2003	April 2003 — April 2013	2,670,071	1.00

		2,670,071

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     Independent auditors’ report
to the members of British Biotech plc

We have audited the financial statements which comprise the consolidated profit and loss account, balance sheets, cash flow statement, statement of total recognised gains and losses and related notes which have been prepared under the historical cost convention and accounting policies set out in the statement of principal accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors’ Remuneration Report (‘‘the auditable part’’).

Respective responsibilities of directors and auditors

The Directors’ responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors’ responsibilities. The directors are also responsible for preparing the Directors’ Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Directors’ Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors’ remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman’s Statement, Business Review, Financial Review, Report of the Directors, unaudited parts of the Directors’ Remuneration Report and reconciliation to US accounting policies.

We review whether the corporate governance statement reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company’s or Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors’ Remuneration Report. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

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We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•	the financial statements give a true and fair view of the state of the company’s and Group’s affairs at 30 April, 2003 and of the loss and cash flows of the group for the year then ended;

•	the financial statements have been properly prepared in accordance with the Companies Act 1985; and

•	those parts of the Directors’ Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
July 18, 2003

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Consolidated profit and loss account
Year ended 30 April

	Notes	2003		2002

		£000		£000

Turnover—continuing		1,075		1,450
—acquisitions		3		—

	2	1,078		1,450
Research and development expenditure		(14,544)		(21,256)

Administrative expenses
—other		(4,027)		(3,759)
—terminated deal costs		(1,454)		—
—restructuring costs		(915)		—

Total administrative expenses		(6,396)		(3,759)

Operating loss—continuing		(19,203)		(23,565)
—acquisitions		(659)		—

	4	(19,862)		(23,565)
Profit on disposal of fixed assets	4	—		2,505

		(19,862)		(21,060)
Interest receivable	6	1,654		2,820
Amount written off investments	12	(799)		(324)
Interest payable	7	(219)		(278)

Loss on ordinary activities before taxation		(19,226)		(18,842)
Taxation	8	1,738		1,608

Loss for the financial year transferred to reserves	19	(17,488)		(17,234)

Loss per share (basic and diluted)—restated	9	(51.3	)p	(51.7	)p

Consolidated turnover and operating loss relate to continuing activities.

There is no difference between the loss on ordinary activities before taxation and the loss for the years stated above and their historical cost equivalents.

Consolidated statement of total recognised gains and losses

	2003	2002

	£000	£000

Consolidated loss for the financial year	(17,488)	(17,234)
Translation of overseas subsidiary financial statements	—	3

Total recognised losses relating to the year	(17,488)	(17,231)

The notes on pages 36 to 52 form part of these financial statements.

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Balance sheets
As at 30 April

		Group		Company

	Notes	2003	2002	2003	2002

		£’000	£’000	£’000	£’000

Fixed assets
Intangible assets	10	9,986	1,987	—	—
Tangible assets	11	10,151	7,996	—	—
Investments	12	1,107	1,906	30,803	5,058

		21,244	11,889	30,803	5,058
Current assets
Debtors	13	7,105	3,119	586	824
Short term deposits and investments	23	43,632	50,106	27,724	50,106
Cash		294	308	86	40

		51,031	53,533	28,396	50,970
Current liabilities
Creditors: amounts falling due within one year	14	(7,495)	(8,607)	(197)	(506)

Net current assets		43,536	44,926	28,199	50,464

Total assets less current liabilities		64,780	56,815	59,002	55,522
Creditors: amounts falling due after more than one year	15	(4,147)	(1,683)	—	—
Provisions for liabilities and charges	16	(2,517)	(250)	—	—

Net assets		58,116	54,882	59,002	55,522

Capital and reserves
Share capital	18	35,045	33,375	35,045	33,375
Share premium account	19	298,252	298,615	298,252	298,615
Other reserves	19	30,034	10,008	20,026	—
Profit and loss account	19	(305,215)	(287,116)	(294,321)	(276,468)

Total shareholders’ funds	19	58,116	54,882	59,002	55,522

Analysis of shareholders’ funds
Equity	19	26,409	54,882	27,295	55,522
Non-equity	19	31,707	—	31,707	—

		58,116	54,882	59,002	55,522

Approved by the Board of Directors

A J Weir
Finance Director
18 July, 2003

The notes on pages 36 to 52 form part of these financial statements.

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Consolidated cash flow statement
Year ended 30 April

	Notes	2003	2002

		£’000	£’000

Reconciliation of operating loss to operating cash flows
Operating loss		(19,862)	(23,565)
Depreciation		1,104	1,269
Amortisation of intangible fixed assets		270	173
Impairment of intangible fixed assets		—	301
(Credit)/charge for deferred shares awarded		(611)	188
Adjustment for exchange gain		(29)	(15)
Other (profit)/loss on disposal of fixed assets	4	(40)	177
Tangible fixed assets written off	4	16	582
(Increase)/decrease in debtors		(1,639)	3,910
Decrease in creditors		(3,402)	(2,229)
Increase/(decrease) in provisions		915	(100)

Net cash outflow from operating activities		(23,278)	(19,309)

	Notes	2003	2002

		£’000	£’000

Cash flow statement
Net cash outflow from operating activities		(23,278)	(19,309)
Returns on investments and servicing of finance	20	1,666	2,351
Taxation		1,681	4
Capital expenditure	21	(775)	2,686

Cash utilised by operations		(20,706)	(14,268)
Acquisitions — purchase of subsidiary undertakings	5	1,967	—
Management of liquid resources	23	19,377	14,249
Financing	22	(665)	(342)

Decrease in cash in the period		(27)	(361)

Reconciliation of net cash flow to movement in net funds
Decrease in cash in the period		(27)	(361)
Cash outflow from decrease in debt and lease financing		450	462
Cash inflow from decrease in liquid resources		(19,377)	(14,249)
Exchange adjustment		29	18
Finance leases acquired with subsidiary		(1,269)	—
Liquid resources acquired with subsidiary		12,903	—

Movement in net funds in the period		(7,291)	(14,130)
Net funds at 1 May		48,328	62,458
Net funds at 30 April	23	41,037	48,328

The notes on pages 36 to 52 form part of these financial statements

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Notes to the financial statements
Year ended 30 April, 2003

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the principal Group accounting policies, which have been applied consistently, is set out below.

Basis of consolidation

The consolidated financial statements, which have been prepared under the historical cost convention, include the financial statements of British Biotech plc (the ‘‘Company’’) and all its subsidiary undertakings (together, the ‘‘Group’’), made up to 30 April 2003. Subsidiary undertakings are consolidated from the date of acquisition. In accordance with the provisions of section 230 of the Companies Act 1985, no separate profit and loss account has been presented for the Company.

Turnover

Turnover represents income from collaborative agreements and revenue grants and amounts invoiced, excluding value added tax, to customers in respect of goods supplied and services rendered.

Revenues from collaborative research agreements which are related to time are recognised evenly over the period specified in the respective agreements. Revenues from collaborative research agreements which are related to the achievement of specified objectives are recognised when those objectives have been met.

Grants

Grants for revenue expenditure are credited to revenue so as to match the related expenditure.

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Joint arrangements

The Group has certain contractual research agreements with other participants. These joint activities do not create an entity carrying on a trade or business of its own and, as such, each is accounted for as a joint arrangement that is not an entity. That is, the Group accounts for its own assets, liabilities and cash flows measured in accordance with the terms of the agreement governing the arrangement.

Goodwill and intangible assets

Purchased goodwill and intangible assets, which meet the recognition criteria under FRS10, are capitalised and amortised in equal instalments over their estimated useful lives but no longer than 20 years.

Goodwill in respect of the acquisition of RiboTargets is being amortised over three years.

Payments made to third parties to acquire licences to develop their intellectual property are written off over a period not to exceed the remaining patent life after taking into account risk factors associated with pharmaceutical development. Goodwill previously written off to reserves has not been reinstated on the balance sheet as permitted by FRS10.

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Tangible fixed assets

Freehold land and assets in the course of construction are not depreciated. Depreciation is calculated to write off the cost less residual value of other tangible fixed assets in equal annual instalments over their estimated useful lives as follows:

Freehold buildings	50 years
Buildings — internal works	Five to 50 years
Leasehold buildings	Period of lease
Plant and machinery	Two to five years
Fixtures and fittings	Three to 10 years

The profit arising on the sale of owned assets that are subsequently leased back under an operating lease is recognised at the time of disposal.

Leased assets

The cost of operating leases is charged to the profit and loss account as incurred. Assets acquired under finance leases are included in the balance sheet as fixed assets and depreciated over the shorter of their useful lives and the lease term. Interest is charged to the profit and loss account. Provision is made for the estimated costs of the present obligations to reinstate lease buildings to their original state.

Fixed asset investments

Investments in subsidiary and other undertakings are carried at cost less any impairment provision. Such investments are subject to review, and any impairment is charged to the profit and loss account. Impairments in listed undertakings are determined having regard to the evolution of the market price of shares. Impairment in unlisted investments are determined using Directors’ estimates of changes in the underlying investment and market movements.

Deferred taxation

Provision is made for deferred tax liabilities and assets, using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with FRS 19. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. An asset is not recognised where the transfer of economic benefits in the future is uncertain. Deferred tax is measured on a non-discounted basis.

Pension costs

Pension costs relate to defined contribution schemes. Contributions are charged to the profit and loss account as incurred. The Group has no obligation to the pension schemes beyond the payment of contributions. The Group does not offer any other post-retirement benefits.

Foreign currencies

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the transaction date. Assets and liabilities in foreign currencies are retranslated into sterling at the rate of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with through the profit and loss account.

The financial statements of overseas subsidiaries are translated using the net investment method; the amounts in the balance sheet are translated at the closing rate and the amounts in the profit and loss account are translated at an average rate. Exchange differences on translation are taken directly to reserves.

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Employee benefits

The charge for the shares awarded under the Deferred Share Bonus Scheme is recognised in the consolidated profit and loss account as the difference between the market value of the shares at the date of grant and any consideration to be received on the exercise of the deferred shares. The charge is based on estimates of staff turnover and share price growth and is accrued in the profit and loss account reserve.

Financial instruments

The group does not enter into derivative financial instruments and has no financial liabilities other than finance leases, loans and trade creditors. Financial assets and liabilities are recognised and cease to be recognised on the basis of when the related legal title or obligations pass to or from the Group.

2 Segmental and geographical analyses

(a) The geographical analysis of turnover by location of customer, all of which originates in the UK, is as follows:

	2003	2002

	£000	£000

United Kingdom	90	72
North America	420	—
Europe	568	1,378

	1,078	1,450

(b) The analysis of turnover is as follows:

	2003	2002

	£000	£000

Pharmaceutical research and development
Collaborative agreements	988	1,378
Other	90	72

	1,078	1,450

(c) All significant losses on ordinary activities before taxation and net assets arise in the UK and relate to pharmaceutical research and development.

3 Employees and Directors

	2003	2002

	£000	£000

The average number of persons, including Executive Directors, employed by the Group during the year was as follows:
Research, development and operations	77	97
Administration	18	20

	95	117

At 30 April 2003, the Group employed a total of 159 (2002: 87) permanent staff, including 90 acquired with RiboTargets.

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Staff costs in respect of these employees were:

	2003	2002

	£000	£000

Wages and salaries	5,840	6,566
Social security costs	611	673
Other pension costs	456	565

	6,907	7,804

Detailed information concerning Directors’ emoluments, shareholdings and share options is shown in the Remuneration Report on pages 21 to 30.

4(a) Operating loss

Operating loss is stated after charging/(crediting):

		2003	2002

		£000	£000

	Operating leases
	— land and buildings	403	1,002
	— plant, machinery and vehicles	30	79
	Depreciation	1,104	1,269
	Amortisation of intangible assets	270	173
	Impairment of intangible assets	—	301
	Restructuring costs (see below)	915	—
	Terminated deal costs (see below)	1,454	—
	Tangible fixed asset write-offs	16	582
	(Profit)/loss on disposal of fixed assets (excluding exceptional profit)	(40)	177
Auditors’ remuneration:	audit fees (Company: £24,000 (2002: £22,000))	44	27
	other services (see below)	654	51

Restructuring costs: this represents restructuring costs incurred in relation to the acquisition of RiboTargets on 23 April, 2003, and relate principally to redundancy costs.

Terminated deal costs: this represents costs incurred in relation to the terminated merger discussions with MorphoSys A.G. and relate principally to legal and professional fees.

Auditors’ remuneration: ‘‘other services’’ relates to proposed and completed acquisitions (£513,000) and other fees that have been paid in relation to taxation advice on collaborative agreements and services on Securities and Exchange Commission filings (£142,000). There were no fees paid in respect of management consultancy services.

Analysis of turnover and operating loss

	Acquisitions	Continuing	Total

	£000	£000	£000

Turnover	3	1,075	1,078
Research and development expenditure	(476)	(14,068)	(14,544)
Administrative expenses	(186)	(6,210)	(6,396)

Operating loss	(659)	(19,203)	(19,862)

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4(b) Profit on disposal of fixed assets

The profit on disposal of fixed assets of £2,505,000 in the year ended 30 April, 2002 arises from the agreement signed with OSI Pharmaceuticals, Inc. in August 2001, whereby the Group sold certain of its pre-clinical facilities and 59 British Biotech employees transferred to OSI along with the leases of two properties and certain fixed assets.

5 Acquisition of RiboTargets Holdings plc

On 23 April, 2003 the Group completed its merger with RiboTargets Holdings plc, which has been accounted for under the acquisition method. Under the terms of the offer made to RiboTargets shareholders, 33,375,889 shares in British Biotech plc have been issued in exchange for 100 per cent of the share capital of RiboTargets, valuing RiboTargets at £21.7 million based on the British Biotech share price of 65p at close of business on 22 April, 2003.

Fair value adjustments are principally attributed to an onerous lease. Other adjustments are to bring accounting policies into line with the Group. Details of the book value and provisional fair value of the assets and liabilities of RiboTargets as at 22 April, 2003 are set out below:

	Book values	Adjustments	Fair values

	£000	£000	£000

Intangible assets	—	—	—
Tangible assets	1,520	—	1,520
Debtors	2,521	—	2,521
Cash and short term investments	12,903	—	12,903
Cash	5,229	—	5,229
Creditors falling due within one year	(4,552)	(23)	(4,575)
Creditors falling due after more than one year	(454)	(45)	(499)
Provisions for liabilities and charges	—	(412)	(412)

Net assets acquired	17,167	(480)	16,687

Satisfied by:
Shares issued			21,695
Expenses of acquisition			3,261

Total consideration			24,956

Goodwill arising on acquisition			8,269

Goodwill of £8.3 million has been capitalised and is being amortised over three years, which is based on the Directors’ estimate of useful economic life.

Net cash received on acquisition of £1,967,000 is total cash net of expenses of acquisition.

RiboTargets Holdings plc and RiboTargets Limited accounting year end is 31 December. This will be aligned with the Group during financial year 2004. The last financial statements of RiboTargets were prepared for the year ended 31 December, 2002. The summarised profit and loss account for the period 1 January, 2003 to 22 April, 2003, the period prior to the effective date of acquisition, is as follows:

	Year ended 31 December, 2002 (audited)	Period to 22 April, 2003 (unaudited)

	£000	£000

Turnover	2,190	39
Operating loss	(9,074)	(6,202)
Loss before tax	(8,829)	(6,112)
Taxation	1,107	502

Loss after tax	(7,722)	(5,610)

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There are no other recognised gains and losses relating to the period.

6 Interest receivable

	2003	2002

	£000	£000

Bank interest	1,654	2,820

7 Interest payable

	2003	2002

	£000	£000

Loans repayable wholly or partly after five years (Note 24)	217	249
Finance leases	—	28
Bank overdraft	2	1

	219	278

8 Taxation

	2003	2002

	£000	£000

Overseas taxation refunded	—	(4)
Research and development tax credits	(1,738)	(1,604)

	(1,738)	(1,608)

	2003	2002

	£000	£000

Factors affecting the tax charge for the period
Loss before tax at 30%	(5,768)	(5,653)
Expenses not deductible for tax purposes	803	336
Deferred tax asset not recognised	2,892	3,311
Research and development tax credit received at 24% of losses compared with 30% tax rate	415	402
Overseas taxation refunded	—	(4)
Under-provision in respect of prior year tax credit	(80)	—

	(1,738)	(1,608)

No liability to UK corporation tax arose during the year. The Group had losses, as computed for taxation purposes, of approximately £300 million at 30 April, 2003 (2002: £283 million) available to be carried forward to future periods, of which £9 million (2002: £10.0 million) has been set off against the liability to deferred taxation. Losses of £35 million have yet to be agreed with the Inland Revenue.

In accordance with the provisions of the Finance Act 2000 in respect of Research and Development Allowances, the Group has recognised a £1,738,000 (2002: £1,604,000) research and development tax credit relating to the year ended 30 April, 2003.

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9 Loss per Ordinary share

	2003		2002

	£000		£000

Attributable loss (£000)	(17,488)		(17,234)
Weighted average number of shares in issue (000) — restated	34,107		33,362
Loss per share (basic and diluted) — restated	(51.3	)p	(51.7	)p

All potential Ordinary shares, including options and deferred shares, are anti-dilutive.

The 2002 and 2003 weighted average number of shares in issue and the loss per share have been restated due to the capital reorganisation (note 18).

10 Intangible fixed assets

Group		Licence fees
	Goodwill	and patents	Total

	£000	£000	£000

Cost
At 1 May 2002	—	2,607	2,607
Acquisitions	8,269	—	8,269

At 30 April 2003	8,269	2,607	10,876

Amortisation
At 1 May 2002	—	620	620
Charge for the year	60	210	270

At 30 April 2003	60	830	890

Net book value at 30 April 2003	8,209	1,777	9,986

Net book value at 30 April 2002	—	1,987	1,987

Licences and patent fees represent payments made to third parties in order to acquire licences to develop their intellectual property. The accounting policy for such assets is set out in Note 1.

Goodwill arises on the acquisition of RiboTargets and is being amortised over three years, which is based on the directors’ estimate of its useful economic life.

The Company has no intangible fixed assets.

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11 Tangible fixed assets

			GROUP

	Freehold land	Short leasehold	Plant and	Fixtures and
	and buildings	buildings	machinery	fittings	Total

	£000	£000	£000	£000	£000

Cost
At 1 May 2002	9,249	—	8,311	659	18,219
Additions	141	940	692	164	1,937
Acquisitions	—	292	1,146	82	1,520
Disposals	—	—	(4,205)	—	(4,205)
Transfers	(225)	—	225	—	—

At 30 April 2003	9,165	1,232	6,169	905	17,471

Depreciation
At 1 May 2002	2,259	—	7,425	539	10,223
Charge for the year	353	72	559	120	1,104
Disposals	—	—	(4,007)	—	(4,007)

At 30 April 2003	2,612	72	3,977	659	7,320

Net book value at 30 April 2003	6,553	1,160	2,192	246	10,151

Net book value at 30 April 2002	6,990	—	886	120	7,996

The net book value of plant and machinery includes £1,066,310 (2002: £125,000) in respect of assets held under finance leases including £1,066,310 acquired with RiboTargets. The depreciation charge for the year was £13,528 (2002: £44,000).

Capital commitments at 30 April, 2003 were as follows:

	GROUP

	2003	2002

	£000	£000

Contracted for but not provided	102	411

The Company had no fixed assets or capital commitments.

12 Investments

		GROUP			COMPANY

	1 May 2002	Movement	30 April 2003	1 May 2002	Movement	30 April 2003

	£000	£000	£000	£000	£000	£000

Cost of investments in quoted companies	1,623	—	1,623	—	—	—
Cost of shares in unquoted companies	1,406	—	1,406	—	—	—
Shares in subsidiary undertakings at cost	—	—	—	439	24,956	25,395
Loans to subsidiary undertakings	—	—	—	279,532	16,635	296,167
Provision	(1,123)	(799)	(1,922)	(274,913)	(15,846)	(290,759)

	1,906	(799)	1,107	5,058	25,745	30,803

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Group

At 30 April 2003 the Group held investments in the following companies:

Name of company	Listed Stock Exchange	Nature of business	Country of incorporation and operation

CareScience Inc	NASDAQ	Healthcare information	United States of America
BresaGen Ltd	Australian Stock Exchange, NASDAQ	Pharmaceuticals	Australia
MethylGene Inc.	Unlisted	Pharmaceuticals	Canada
Genesoft Inc	Unlisted	Pharmaceuticals	United States of America

During the year, provision has been made for the permanent diminution in value of listed and unlisted investments by reference to the Group’s accounting policy.

Company

The Company has written down its investment in subsidiary undertakings to their net asset value. At 30 April, 2003, the Company had the following wholly-owned principal operating subsidiary undertakings:

Subsidiary undertaking	Nature of business	Country of incorporation and operation

British Biotech Pharmaceuticals Limited	Research and development	England and Wales
British Biotech Services Limited	Management services	England and Wales
RiboTargets Holdings plc	Holding company	England and Wales
RiboTargets Limited*	Research and development	England and Wales

* Held by a subsidiary undertaking.

13 Debtors

	GROUP		COMPANY

	2003	2002	2003	2002

	£000	£000	£000	£000

Interest receivable	405	636	405	636
Amounts due from subsidiary undertakings	—	—	167	167
Research and Development tax credits	3,261	1,604	—	—
Other debtors	2,183	630	—	5
Prepayments and accrued income	1,256	249	14	16

	7,105	3,119	586	824

Included within Research and Development tax credits is £1,636,000 in respect of RiboTargets Limited.

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14 Creditors: amounts falling due within one year

	GROUP		COMPANY

	2003	2002	2003	2002

	£000	£000	£000	£000

Bank overdraft	—	16	—	—
Secured loan (see Note 24)	270	270	—	—
Obligations under finance leases	770	117	—	—
Trade creditors	2,205	4,527	—	29
Taxation and social security payable	443	239	30	79
Other creditors	51	55	—	—
Accruals and deferred income	3,756	3,383	167	398

	7,495	8,607	197	506

Included within the Group’s accruals is deferred income of £550,000 (2002: £568,000)

15 Creditors: amounts falling due after more than one year

	GROUP

	2003	2002

	£000	£000

Loans and other borrowings
Secured loan (see Note 24)	1,350	1,620
Obligations under finance leases	499	63

	1,849	1,683
Deferred income	2,298	—

	4,147	1,683

Loans and other borrowings are repayable as follows:
Over one and under two years	769	333
Over two and under five years	810	810
Beyond five years, by instalments	270	540

	1,849	1,683

The company has no creditors falling due after more than one year

16 Provisions for liabilities and charges

	Restructuring	Vacant lease	Dilapidation
	Provision	provision	provision	Total

	£000	£000	£000	£000

Group
At 1 May, 2002	—	—	250	250
Charge for the year	915	412	940	2,267

At 30 April, 2003	915	412	1,190	2,517

The restructuring provision represents costs incurred in relation to the acquisition of RiboTargets on 23 April, 2003 and related to redundancy costs.

Where leasehold properties become vacant the Group provides for all costs, net of anticipated income, to the end of the lease or the anticipated date of the disposal or sublease. This provision is expected to be utilised over the next year.

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The dilapidation provision relates principally to costs associated with the Group’s obligation to reinstate leased buildings to their original state. The provision is expected to be utilised on vacation of the properties by 2014. The charge in the year has been capitalised to Fixed Assets and is being depreciated over the life of the lease.

The Company has no provisions for liabilities and charges.

17 Deferred taxation

	GROUP

	2003	2002

	£000	£000

Excess of tax allowances over depreciation	2,818	3,009

Tax losses	(2,818)	(3,009)

There was no potential liability to deferred tax at 30 April, 2003, or 30 April, 2002.

Given the uncertainty of the recoverability of the Group’s tax losses carried forward, no deferred tax asset in respect of the further available tax losses is recognised. Note 8 gives details of the tax losses available to be carried forward by the Group.

The Company had no actual or potential deferred taxation liability or asset at 30 April, 2003 (2002: nil).

18 Share capital

	2003		2002

Group and Company	Number	£000	Number	£000

Authorised
‘New’ Ordinary shares of 5 pence each	285,858,083	14,293	—	—
Deferred shares of 95p each	33,375,891	31,707	—	—
‘Old’ Ordinary shares of 5 pence each	—	—	920,000,000	46,000

Allotted, called up and fully paid
‘New’ Ordinary shares of 5 pence each	66,751,780	3,338	—	—
Deferred shares of 95p each	33,375,891	31,707	—	—
‘Old’ Ordinary shares of 5 pence each	—	—	667,493,141	33,375

		35,045		33,375

Capital Reorganisation

During the year the Company undertook a capital reorganisation. 20 ‘Old’ Ordinary shares of 5 pence were consolidated into one Intermediate Ordinary share of £1. The consolidation of ‘Old’ Ordinary Shares into Intermediate Ordinary shares was immediately followed by a share capital subdivision as follows. Each Intermediate Ordinary share was subdivided into one ‘New’ Ordinary share of 5 pence and one Deferred share of 95 pence.

The Deferred shares are not listed, do not confer any rights to dividend and have extremely limited other rights which render them of negligible monetary value. The Company has appointed a director of the Company, Mr A J Weir, to execute on behalf of each holder of a Deferred share a transfer of such Deferred shares, for no payment, from British Biotech shareholders to Mr Weir pursuant to restrictions attaching to the Deferred shares.

On 23 April, 2003 the company issued 33,375,889 ‘New’ Ordinary shares of 5p each in respect of the acquisition of RiboTargets Holdings plc.

In the period prior to the Capital Reorganisation the Company issued 24,665 ‘Old’ Ordinary shares of 5p each in respect of share options, for which consideration of £1,000 was received (2002: £49,000).

Details of the Company’s options in issue are shown on pages 25 to 30.

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Rights and restrictions attaching to the ‘New’ Ordinary shares.

The rights and restrictions attaching to the ‘New’ Ordinary shares are set out in the Articles of Association, exactly equivalent to the rights and restrictions attaching to the ‘Old’ Ordinary shares.

Rights and restrictions attaching to the Deferred Shares.

Income

The Deferred shares carry no rights to participate in the profits of the Company.

Capital

On a return of capital in a winding up or dissolution (but not otherwise) the holders of the Deferred shares shall be entitled to participate in the distribution of the assets of the Company pari passu with the holders of the ‘New’ Ordinary shares but only in respect of any excess of those assets above £1,000,000,000,000. The holders of the Deferred shares shall not be entitled to any further right of participation in the assets of the Company.

Attendance and voting at general meetings

The holders of the Deferred shares are not entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

Form

The Deferred shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable, save as referred to below or with the written consent of the directors.

Class rights

The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred shares) shall be treated as being in accordance with the rights attaching to the Deferred shares and shall not involve a variation of such rights for any purpose.

A reduction by the Company of the capital paid up on the Deferred shares shall be in accordance with the rights attaching to the Deferred shares and shall not involve a variation of such rights for any purpose and the Company shall be authorised at any time to reduce its capital (subject to and in accordance with the Companies Act) and without obtaining the consent of the holders of the Deferred shares.

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19 Reconciliation of movements in shareholders’ funds

	Share capital	Share premium	Other reserves	Profit and Loss account	Total 2003	Total 2002

	£000	£000	£000	£000	£000	£000

Group
At 1 May	33,375	298,615	10,008	(287,116)	54,882	71,876
Loss for the year	—	—	—	(17,488)	(17,488)	(17,234)
Allotment of shares	1	—	—	—	1	49
(Credit)/Debit for bonus scheme share options awarded	—	—	—	(611)	(611)	188
Issue of shares in respect of acquisition	1,669	—	20,026	—	21,695	—
Expense on issue of shares	—	(363)	—	—	(363)	—
Translation of foreign subsidiaries	—	—	—	—	—	3

At 30 April	35,045	298,252	30,034	(305,215)	58,116	54,882

Company
At 1 May	33,375	298,615	—	(276,468)	55,522	71,736
Loss for the year	—	—	—	(17,627)	(17,627)	(16,377)
Allotment of shares	1	—	—	—	1	49
(Credit)/debit for bonus scheme share options awarded	—	—	—	(226)	(226)	114
Issue of shares in respect of acquisition	1,669	—	20,026	—	21,695	—
Expense on issue of shares	—	(363)	—	—	(363)	—

At 30 April	35,045	298,252	20,026	(294,321)	59,002	55,522

The share premium account is a non-distributable reserve.

The other reserves arise from the application of merger relief on the acquisition of RiboTargets Holdings plc, and on consolidation of the premium on the issue of shares by British Biotech Pharmaceuticals Limited prior to the acquisition of its entire issued share capital by British Biotech plc in 1989.

The consolidated loss attributable to shareholders which is dealt with in the accounts of the Company was £2,004,000 (2002: loss of £215,000). In accordance with Section 230 (4) of the Companies Act 1985 there is no requirement to publish a profit and loss account for the Company. In the Group, the cumulative amount of goodwill written off against reserves is £91,000 (2002: £91,000).

Total shareholder funds consist of equity interests of £26,409,000 and non-equity interests of £31,707,000. Non-equity interests consist of 33,375,889 Deferred shares of 95p. The Deferred shares carry no voting rights and no rights to participate in the profits of the Company. On a return of capital in a winding up or dissolution (but not otherwise) the holders are entitled to a distribution in excess of assets distributed above £1,000,000,000,000. Further details of the rights of the Deferred shares are given in note 18.

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20 Returns on investments and servicing of finance

	2003	2002

	£000	£000

Interest received	1,885	2,629
Interest paid	(219)	(250)
Interest element of finance lease payments	—	(28)

Net cash inflow from returns on investments and servicing of finance	1,666	2,351

21 Capital expenditure

	2003	2002

	£000	£000

Purchase of tangible fixed assets	(997)	(1,801)
Sale of tangible fixed assets	222	7,264
Purchase of fixed asset investments	—	(1,406)
Purchase of intangible fixed assets	—	(1,371)

Net cash (outflow)/inflow from capital expenditure	(775)	2,686

22 Financing

	2003	2002

	£000	£000

Issue of Ordinary share capital	1	49
Share issue costs	(216)	—
Debt due within one year: repayment of secured loan	(270)	(270)
Capital element of finance lease payments	(180)	(121)

Net cash outflow from financing	(665)	(342)

23 Analysis of changes in net funds

	At 1 May, 2002	Cash flow	Acquisitions (excluding cash)	Exchange movement	Other movements	At 30 April, 2003

	£000	£000	£000	£000	£000	£000

Cash	308	(43)	—	29	—	294
Short term investments	2,137	1,451	12,903	—	—	16,491
Short-term deposits	47,969	(20,828)	—	—	—	27,141
Bank overdraft	(16)	16	—	—	—	—

	50,398	(19,404)	12,903	29	—	43,926
Secured loan due after one year	(1,620)	—	—	—	270	(1,350)
Secured loan due within one year	(270)	270	—	—	(270)	(270)
Finance leases	(180)	180	(1,269)	—	—	(1,269)

	48,328	(18,954)	11,634	29	—	41,037

Short-term deposits and short term investments are aggregated on the balance sheet. Cash flows from short-term deposits and short term investments are reported in the cash flow statement under the heading ‘‘Management of liquid resources’’. Short-term deposits have a maturity period of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the payment of certain expenses. Short-term investments are investments in a money market managed fund that is repayable within 48 hours.

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24 Financial instruments related disclosure

The Group has no financial instruments held for trading purposes.

All the Group’s provisions, debtors and creditors falling due within one year (other than the bank overdraft and secured loan) have been excluded from the disclosures below either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

Further detailed information on the Group’s Treasury policy is set out in the Financial Review.

Interest rate risk profile

The interest rate profile of the Group’s financial assets and liabilities are:

	2003			2002

	Floating Rate	Fixed Rate	Total	Floating Rate	FixedRate	Total

	£000	£000	£000	£000	£000	£000

Financial liabilities
US dollar bank overdraft	—	—	—	16	—	16
Sterling secured loan(i)	—	1,620	1,620	—	1,890	1,890
Finance leases(ii)	—	1,269	1,269	—	180	180

	—	2,889	2,889	16	2,070	2,086

Financial assets
Sterling cash at bank and in hand	136	—	136	300	—	300
Euro cash at bank and in hand	11	—	11	—	—	—
US dollar cash at bank and in hand	147	—	147	8	—	8
Sterling short term investment(iii)	16,491	—	16,491	2,137	—	2,137
Sterling short-term deposits(iv)	—	27,141	27,141	—	47,969	47,969
US dollar investment	70	—	70	98	—	98
Australian dollar investment	109	—	109	402	—	402
Canadian dollar investment	928	—	928	1,406	—	1,406

	17,892	27,141	45,033	4,351	47,969	52,320

(i) The secured loan is for a term of 20 years from 14 April, 1989 and is secured by a fixed charge over three of the Group’s freehold properties. Interest is fixed at 12.13 per cent per annum throughout the term. The loan is repayable quarterly in arrears by equal instalments. The weighted average period until maturity is six years.

(ii) The finance leases were all in sterling at fixed rates of interest. The weighted average interest rate and period remaining on liabilities at 30 April, 2003, was 8.8 per cent and 1.9 years.

(iii) The floating rate short term investments are invested in a money market managed fund with a weighted average maturity of less than 120 days and is repayable within 48 hours.

(iv) The fixed rate short-term deposits are placed with a range of banks and building societies at fixed terms ranging between overnight and 12 months and at fixed rates ranging between 3.55 per cent and 4.12 per cent.

Borrowing facilities

The Group has no significant undrawn committed borrowing facilities at 30 April, 2003.

Foreign currency exposure

One of the Group’s operations, British Biotech Pharmaceuticals Limited, has net monetary assets of £0.1 million (2002: £0.1 million) denominated in US dollars, £0.1 million (2002: £0.4 million) denominated in Australian dollars and £0.9 million (2002: £1.4 million) denominated in Canadian dollars.

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Fair value of financial assets and liabilities

There is no significant difference between the fair value and the carrying value of the Group’s financial assets and liabilities at 30 April, 2003, and 30 April, 2002, except for the secured loan and fixed asset investments. The fair value of the loan at £1.9 million (2002: £2.7 million) was calculated using a discounted cash flow method as market values were unavailable. The book value of the loan at 30 April, 2003, was £1.6 million (2002: £1.8 million). The market value of the Group’s listed investments at 30 April, 2003, was £179,000 (2002: £500,000).

25 Operating lease commitments

Annual commitments for the Group under operating leases are as follows:

	2003		2002

	Land and	Plant, machinery	Land and	Plant, machinery
	Buildings	and vehicles	buildings	and vehicles

	£000	£000	£000	£000

Expiring within one year	11	5	—	10
Expiring in the second to fifth years	—	26	—	21
Expiring after five years	1,638	—	397	—

	1,649	31	397	31

26 Financial commitments and contingencies

The Group has commitments of up to £12.45 million (2002: nil) and US$13.25 million (2002 US$13.25 million) which are contingent upon successful product development, registration and approval.

The Company has no financial commitments.

27 Legal matters

Class Law, an English firm of solicitors, has made allegations, on behalf of a number of its clients who are or were shareholders in British Biotech, that those clients have suffered loss as a result of statements made by the Company and its directors over a period of years. Class Law allege these statements were false or misleading. They have indicated recently that one of their clients intends issuing proceedings against the Company. The amount claimed by this client would not be material. However to date no proceedings have been served on the Company by any of Class Law’s clients. The Company has taken legal advice and, although it is not able to assess these claims with accuracy because of a lack of information in relation to them (although this information has been requested from Class Law on a number of occasions), it does not believe that the claims alleged will have a significant effect upon the financial position of British Biotech or the British Biotech Group as a whole.

Save as is set out above, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which British Biotech is aware) which may have or have had during the 12 months preceding the date of this document, a significant effect on the financial position of British Biotech and the British Biotech Group as a whole.

28 Post balance sheet events

On 3 July, 2003, the boards of British Biotech and Vernalis Group plc announced that they had unanimously agreed the terms of a recommended merger of the two companies. Under the terms of the proposed merger, British Biotech will offer 0.861 new British Biotech shares for each Vernalis share. The proposed merger is expected to be completed during the third quarter of 2003 and is subject to, amongst other things, approval by British Biotech shareholders. It is intended that the Merged Group will be called Vernalis and be headquartered in Winnersh near Reading, UK with research and development facilities in Winnersh and in Cambridge, UK.

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This annual report is not an offer of securities for sale in the United States of America. The British Biotech shares to be issued pursuant to the offer for the shares of Vernalis Group plc have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America. Any purported acceptance of such offer resulting directly or indirectly from a violation of these restrictions will be invalid.

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Reconciliation to US accounting policies

The financial statements of the Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The tables below summarise the material adjustments to the loss for the year and shareholders’ funds which would be required if US GAAP had been applied instead of UK GAAP.

Reconciliation of loss for the financial year to US GAAP

		2003		2002
	Notes	£000		£000

Loss under UK GAAP		(17,488)		(17,234)
US GAAP adjustments:
Purchase accounting
Write off of in process research and development	i	(5,077)		—
Restructuring provision	i	102		—
Amortisation of goodwill	i	60		—
Technology platform depreciation charge	i	(18)		—
Payroll taxes payable on share options	ii	(107)		(14)
Permanent diminution in value of marketable securities	iii	17		275
Profit on leaseback transaction	iv	—		248
In process research and development amortisation	v	210		(898)
Share compensation charges	vi	(257)		148
Embedded option	vii	63		—

Net loss under US GAAP		(22,495)		(17,475)

Loss per share under US GAAP		(66.0	)p	(52.4	)p

Reconciliation of shareholders’ funds to US GAAP

		2003	2002
	Notes	£000	£000

Shareholders’ funds under UK GAAP		58,116	54,882
US GAAP adjustments:
Purchase accounting
Movement in goodwill	i	(3,394)	—
Net capitalisation of technology platform	i	2,466	—
Payroll taxes payable on share options	ii	—	107
Unrealised loss on investment	iii	17	—
In-process research and development	v	(1,777)	(1,987)
Share compensation charges	vi	(109)	148
Embedded option	vii	63	—

Shareholders’ funds under US GAAP		55,382	53,150

Summary of material differences between UK and US GAAP

(i) Goodwill and other intangible assets

Under UK GAAP the shares issued to acquire RiboTargets Holdings plc were valued at the market price at the date of acquisition on 23 April, 2003. Under US GAAP the shares issued were valued at the average market price for three days before and after the announcement of the acquisition on 21 March, 2003. The movement of the British Biotech share price between these dates and methods increases the value of the purchase price by £4.0 million. In accordance with US GAAP (EITF 95-3) an adjustment was made to the opening net assets position under UK GAAP to reflect the redundancy costs arising following a reorganisation of the Group after acquisition. In accordance with UK GAAP, these costs were expensed in 2003.

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Under US GAAP, purchase price is allocated to all tangible and identifiable intangible assets based upon estimated fair value at the date of acquisition. For US GAAP purposes, fair values have been assigned to intangible assets which included in-process research and development (£5.0 million) and technology platform (£2.5 million). The specifically identifiable intangible assets have not been recognised under UK GAAP as they do not meet the criteria for recognition required by FRS 10, ‘Goodwill and intangible assets’.

Under US GAAP the amount of purchase consideration allocated to in-process research and development is immediately written off to the profit and loss account. The portion of the purchase price allocated to the technology platform under US GAAP is amortised over the estimated useful economic life. Under UK GAAP these amounts are included in goodwill.

The net impact on shareholders’ funds at 30 April, 2003 under US GAAP was:

£000

Difference in consideration issued under US GAAP	4,005
Less profit and loss impact under US GAAP	(4,933)

(928)

The movement in goodwill represents the fair value of intangible assets under US GAAP less the difference in consideration issued and the restructuring provision.

(ii) Payroll taxes payable on share options

In accordance with the Urgent Issues Task Force Abstract 25, ‘National Insurance Contributions on Share Options Gains’, the Group has provided for the employers’ National Insurance payable on unapproved options granted after 5 April, 1999. In accordance with US GAAP, taxation is only charged upon exercise of the option.

(iii) Permanent diminution in value of marketable securities

Under UK GAAP, an investment is written down where a permanent impairment has occurred. Under US GAAP, marketable securities are valued at market value, with temporary diminution in value being taken to other comprehensive income and permanent diminutions taken to the Statement of Operations. The definition of permanent is more prescriptive under US GAAP. The market value of securities at 30 April, 2003 resulted in an increase to the realisable value of the securities. At 30 April, 2002 there was no difference in the value of securities between UK and US GAAP.

(iv) Profit on leaseback transaction

Under UK GAAP, a profit on a sale and leaseback of an operating lease is recognised immediately. Under US GAAP, this profit is deferred over the length of the lease. In fiscal 2002 the underlying lease was sold and hence the remaining profit was recognised under US GAAP.

(v) In-process research and development

Under UK GAAP, certain payments to acquire licenses to products are capitalised as Intangible Fixed Assets under FRS10. Under US GAAP these payments are written off as in-process research and development in so far as these products are to be used in research and development activities and have no future alternative use.

(vi) Share compensation charges

Under UK GAAP, the cost of providing share options with performance criteria is recognised over the period of the performance criteria using as measurement date the date of issue. Under US GAAP, the measurement date remains open until it is known how many options will be available.

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(vii) Embedded option

Under US GAAP, FAS133, as amended, requires that all derivative financial instruments, including embedded derivative financial instruments be fair valued while any change in that fair value is taken to the profit and loss account. The fair value of the Company’s derivative financial instruments for the year ended 30 April, 2002 was not material.

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Five year summary

	1999	2000	2001	2002	2003

	£000	£000	£000	£000	£000

Turnover
Continuing operations	4,224	2,624	1,588	1,450	1,075
Acquisitions	—	—	—	—	3

	4,224	2,624	1,588	1,450	1,078

Operating loss
Continuing operations	(47,900)	(29,733)	(26,133)	(23,565)	(19,203)
Acquisitions	—	—	—	—	(659)

	(47,900)	(29,733)	(26,133)	(23,565)	(19,862)
Exceptional profit on disposal of fixed assets	—	—	—	2,505	—
Amount written off investments	—	—	(799)	(324)	(799)
Net interest	8,434	4,346	3,449	2,542	1,435

Loss before tax	(39,466)	(25,387)	(23,483)	(18,842)	(19,226)

Research and development expenditure	35,389	26,700	24,523	21,256	14,544

Assets employed
Fixed assets	30,498	27,146	14,967	11,889	21,244
Cash and short-term investments	98,560	75,959	65,011	50,414	43,926
Other net current liabilities	(8,321)	(5,091)	(5,310)	(5,488)	(390)
Creditors due after more than one year	(2,430)	(2,531)	(2,442)	(1,683)	(4,147)
Provisions for liabilities and charges	(616)	(300)	(350)	(250)	(2,517)

Net assets	117,691	95,183	71,876	54,882	58,116

Capital employed
Share capital	33,049	33,307	33,326	33,375	35,045
Share premium account	296,240	298,613	298,615	298,615	298,252
Other reserve	10,008	10,008	10,008	10,008	30,034
Profit and loss account	(221,606)	(246,745)	(270,073)	(287,116)	(305,215)

Shareholders’ funds	117,691	95,183	71,876	54,882	58,116

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Shareholder information

Analysis of Ordinary shareholdings at 18 July, 2003
Number of shareholders: 23,734

				Percentage of
	Number of	Percentage of	Number of	Ordinary
	shareholders	total holders	Ordinary shares	share capital

Shareholding range
1—1,000	22,338	94.12	3,572,719	5.35
1,001—5,000	1,048	4.42	2,294,472	3.44
5,001—50,000	263	1.11	3,982,498	5.96
50,001—500,000	60	0.25	8,875,888	13.30
500,000—1,000,000	15	0.06	10,688,468	16.01
1,000,000 and over	10	0.04	37,337,735	55.94

Classification of shareholders
Nominee companies
(including banks and bank nominees)	996	4.19	40,762,912	61.07
Individuals (including deceased accounts)	22,570	95.09	6,825,162	10.22
Limited companies	116	0.49	2,957,187	4.43
Insurance companies	4	0.02	27,573	0.04
Investment trusts	12	0.05	1,072,825	1.61
Pension funds	6	0.03	1,927	0.01
Other institutions	30	0.13	15,104,194	22.63

Registrar

Administrative enquiries regarding shareholdings in British Biotech plc on such matters as a change of address or lost share certificates should be made to Capita IRG Plc. American Depository receipt (ADR) holders should contact The Bank of New York. Correspondence should clearly state the name and address of the shareholder and refer to British Biotech plc.

Amalgamation of shareholdings

If a shareholder receives more than one copy of the Report and Accounts, it may indicate multiple accounts in the shareholders name are appearing on the share register. Shareholders can write to Capita IRG Plc at the address opposite stating the accounts concerned and instructions on how they should be amalgamated.

Financial calendar

Annual General Meeting: Wednesday, 1 October, 2003
Interim results 2003-4: November 2003
Preliminary results 2003-4: July 2004

Share price information

The latest share price information is available on the Cityline Service operated by the Financial Times: telephone 0906 8432619 (calls from within the UK are charged at 60p per minute).

Annual General Meeting

The Company’s 2003 Annual General Meeting of shareholders will take place at 11am on Wednesday, 1 October, 2003 at Barber-Surgeons’ Hall, Monkwell Square, London EC2Y 5BD. ADR holders may instruct The Bank of New York as to how the Ordinary shares represented by their ADRs should be voted by completing and returning the voting card provided by The Bank of New York in accordance with the instructions given.

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Information for US investors

The Company’s shares, in the form of American Depository Shares (ADSs) and as evidenced by ADRs, are listed in the United States on the NASDAQ National Market System. The ADRs are issued by The Bank of New York. Each ADR is equivalent to ten Ordinary shares and trades under the symbol BBIOY. The Group prepares an Annual Report on Form 20-F which is filed with the Securities and Exchange Commission.

The Group prepares its UK financial statements in accordance with generally accepted accounting principles (‘‘GAAP’’) in the UK. UK GAAP differs in certain respects from US GAAP and a reconciliation between UK and US GAAP is included in the Form 20-F and in this document.

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Addresses and advisers

British Biotech plc

Thames Court
Watlington Road
Oxford OX4 6LY
Tel 01865 748747
Fax 01865 781047
Registered number 2304992

Information about the Company may be found on the internet at www.britishbiotech.com

Registrar and transfer office

Capita IRG plc
Bourne House
34 Beckenham Road
Kent BR3 4TU
Tel 0870 1623100
Fax 020 8639 2342
Email ssd@capita-irg.com
www.capita-irg.com

Registered auditors

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
Tel 020 7583 5000
Fax 020 7822 4652
www.pwc.com

ADR depositary bank

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 312 5315
(or toll-free on 1 888 BNY ADRS for US callers)
Email shareownersvcs@bankofny.com
www.adrbny.com
www.stock.bankofny.com

Stockbroker

Cazenove & Co Ltd
20 Moorgate
London EC2R 6DA
Tel 020 7588 2828
Fax 020 7155 9000
www.cazenove.com

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Notice of Annual General Meeting

Notice is hereby given that the fifteenth Annual General Meeting of British Biotech plc will be held at 11am on Wednesday, 1 October, 2003 at Barber-Surgeons’ Hall, Monkwell Square, London EC2Y 5BD.

1. To receive the accounts and related reports of the Directors and auditors for the year ended 30 April, 2003.

2. To re-elect as a Director A J Weir, who retires by rotation and, being eligible, offers himself for re-election.

3. To re-appoint as a Director P J Fellner who retires and, being eligible, offers himself for re-election.

4. To re-appoint as a Director S J Sturge who retires and, being eligible, offers himself for re-election.

5. To re-appoint as a Director I F Kent who retires and, being eligible, offers himself for re-election.

6. Conditional on P B Worrall having been appointed as a Director following the offer by J.P. Morgan plc on behalf of the Company to acquire all of the issued and to be issued share capital of Vernalis Group plc becoming or being declared unconditional in all respects (Completion), to re-appoint as a Director P B Worrall who retires and, being eligible, offers himself for re-election.

7. Conditional on J B Hutchison having been appointed as a Director following Completion, to re-appoint as a Director J B Hutchison who retires and, being eligible, offers himself for re-election.

8. Conditional on G M Kennedy having been appointed as a Director following Completion, to re-appoint as a Director G M Kennedy who retires and, being eligible, offers himself for re-election.

9. Conditional on C C Ferguson having been appointed as a Director following Completion, to re-appoint as a Director C C Ferguson who retires and, being eligible, offers herself for re-election.

10. Conditional on P R Read having been appointed as a Director following Completion, to re-appoint as a Director P R Read who retires and, being eligible, offers himself for re-election.

11. To re-appoint PricewaterhouseCoopers LLP as auditors and authorise the Directors to determine their remuneration.

Special business

To consider and, if thought fit, pass the following Resolutions, as to Resolutions 12 and 13 as ordinary resolutions and as to Resolutions 14 and 15 as special resolutions.

12. THAT the Directors’ Remuneration Report contained within the Report and Accounts for the year ended 30 April, 2003 be and is hereby approved.

13. THAT the Directors be and they are hereby generally and unconditionally authorised in substitution for any other authority previously conferred upon them (save to the extent that the same may have been exercised by the issue of relevant securities prior to 1 October, 2003 or by reason of any offer or agreement made prior to 1 October, 2003 which would or might require relevant securities to be allotted on or after 1 October, 2003) to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £2,456,107.55 PROVIDED THAT this authority shall (unless previously revoked or varied by the Company in general meeting) expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

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14. THAT, subject to the passing of the previous Resolution, the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (within the meaning of the Section 94 of the Act) for cash pursuant to the authority conferred by the previous Resolution as if sub-section (1) of Section 89 of the Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares where the equity securities respectively attributable to the interests of all holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £368,416.10;

and shall (unless previously revoked or varied by the Company in general meeting) expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

15. THAT the name of the Company be changed to ‘‘Vernalis plc’’.

By order of the Board

Jonathan C H Bond
Company Secretary
25 July, 2003

Notes
1.	A member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member.

2.	A form of proxy is enclosed which, to be effective, must be completed and deposited with the Company’s Registrars not later than 48 hours before the time set for the Annual General Meeting.

3.	Completion and return of a form of proxy does not preclude a member from attending and voting in person.

4.	Copies of Directors’ service contracts with the Company or its subsidiaries are available for inspection at the registered office of the Company during business hours on a weekday (Saturdays and public holidays excluded). Copies of Directors’ service contracts and the register of Directors’ interests will be available for inspection at the place of the Annual General Meeting from 10.45am until the conclusion of the meeting.

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This notice of Annual General Meeting is not an offer of securities for sale in the United States of America. The British Biotech shares to be issued pursuant to the offer for the shares of Vernalis Group plc have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America. Any purported acceptance of such offer resulting directly or indirectly from a violation of these restrictions will be invalid.

Explanation of the Resolutions to be proposed at the Annual General Meeting

Resolution 1: Report and Accounts
For each financial year, the Directors are required to lay the Directors’ Report, the audited accounts and the Auditors’ Report before the Company in general meeting.

Resolution 2: Re-election of A J Weir
Article 87 of the Company’s Articles of Association requires that a number of the Directors of the Company retire by rotation and, if they are eligible and so wish, they may stand for re-election. Accordingly, Anthony Weir will retire by rotation at this meeting and Resolution 2 proposes his re-election.

Resolutions 3 to 10: Re-election of Directors
Article 86 of the Company’s Articles of Association requires that any Director who is appointed a Director by the Board must retire at the first Annual General Meeting after his appointment and, if they are eligible and so wish, may stand for re-election. Biographical details of Dr P J Fellner, Mr S J Sturge and Mr I F Kent may be found at page 8 of the Report and Accounts.

In the event that Completion does not occur, it is intended that Resolutions 6 to 10 will not be put to the meeting.

Resolution 11: Re-appointment of auditors
At each general meeting at which accounts are laid before shareholders, the Company is required to appoint auditors to serve until the next such meeting. Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January, 2003, PricewaterhouseCoopers resigned as auditors, and the Directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation. Accordingly, Resolution 11 seeks the re-appointment of PricewaterhouseCoopers LLP as the Company’s auditors to serve until the next Annual General Meeting of the Company and, in accordance with normal practice, authority for the Directors to determine their remuneration. Special notice has been received for this resolution.

Resolution 12: Directors’ Remuneration report
The Directors’ Remuneration Report Regulations 2002 (the Regulations) came into force on 1 August, 2002 and are now part of the Companies Act 1985. The Regulations require companies quoted on the London Stock Exchange to put an ordinary resolution to shareholders at the Annual General Meeting seeking approval of the remuneration report. The Directors’ Remuneration Report is set out in full in the annual report and accounts.

Resolutions 13 and 14: Directors’ authority to allot shares and partial disapplication of pre-emption rights
Under Section 80 of the Act, the Directors cannot allot shares in the Company (other than shares allotted pursuant to an employee share scheme) unless they are authorised to do so by the Company in general meeting. Resolution 13 seeks a new authority, which will (except as set out in the Resolution) replace the similar authority granted at the 2002 Annual General Meeting, to authorise the Directors to allot relevant securities up to a maximum nominal amount of £2,456,107.55, representing one-third of the Company’s issued ordinary share capital (calculated on the basis described below).

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If the Directors wish to use the authority conferred in Resolution 13 to allot any of the unissued shares for cash, Section 89(1) of the Act requires that the new shares must be offered first to existing shareholders in proportion to their existing shareholdings. An offer of this type is generally called a ‘‘rights issue’’ and the shareholders’ entitlement to be offered the new shares is known as a ‘‘pre-emption right’’.

However, for legal, regulatory and practical reasons, it might not be possible for new shares allotted by means of a rights issue to be issued to certain shareholders, particularly those resident overseas. Further, it might, in some circumstances, be in the Company’s interests for the Directors to be able to allot some shares for cash without having to offer them first to existing shareholders. To enable this to be done, shareholders must first waive these pre-emption rights.

Accordingly, Resolution 14 seeks the renewal of an authority granted at the 2002 Annual General Meeting, the effect of which is to modify the pre-emption rights of existing shareholders as follows:

sub-paragraph (a) of Resolution 14 seeks authority for the Directors to make any arrangements which may be necessary to deal with any legal, regulatory and practical problems arising from a rights issue or other pre-emptive offer, for example, by excluding affected shareholders from the rights issue or other pre-emptive offer, and;

sub-paragraph (b) of Resolution 14 seeks the waiver of existing shareholders’ pre-emption rights, but only for new shares with a maximum aggregate nominal value of £368,416.10, equivalent to five per cent of the Company’s issued ordinary share capital (calculated on the basis described below). If granted, this authority will enable the Directors to allot new securities without further reference to shareholders. However, the interests of existing shareholders are protected in that their proportionate interests in the Company cannot be reduced by more than five per cent through the issue of new shares for cash.

The proposed authorities, if granted, will expire at the conclusion of the 2004 Annual General Meeting.

The proposed authorities under Resolutions 13 and 14 are calculated on the assumption that the Company will acquire all of the issued and to be issued share capital of Vernalis Group plc pursuant to the offer dated 25 July, 2003. To the extent that the Company does not so acquire all of the share capital of Vernalis Group plc, the proposed authorities would exceed the percentages which institutional shareholders are usually willing to approve. It is the Directors’ intention that, in these circumstances, any utilisation of these authorities will not exceed these percentage limits as they are applied to the Company’s issued ordinary share capital as it stands following completion of the offer.

Resolution 15: Change of name
Resolution 15 relates to the proposed change of name of the Company in connection with the offer for Vernalis Group plc. In the event that Completion has not occurred by the time of the Annual General Meeting, it is intended that Resolution 15 will not be put to the meeting.

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